                                 SCHEDULE 14A
                                (RULE 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                           SCHEDULE 14A INFORMATION
  PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF
                                     1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [_]

Check the appropriate box:
[_]Preliminary Proxy Statement

                                          [_]CONFIDENTIAL, FOR USE OF THE
[X]Definitive Proxy Statement                COMMISSION ONLY (AS PERMITTED BY
                                             RULE 14A-6(E)(2))

[_]Definitive Additional Materials

[_]Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14(a)-12

                                 VENCOR, INC.
             -----------------------------------------------------
               (Name of Registrant as Specified In Its Charter)

             -----------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[_]No fee required.

[_]Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
  (1) Title of each class of securities to which transaction applies: ________
  (2) Aggregate number of securities to which transaction applies: ___________
  (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): _____________
  (4) Proposed maximum aggregate value of transaction: _______________________
  (5) Total fee paid: ________________________________________________________

[X]Fee paid previously with preliminary materials: ____________________________

[_]Check box if any part of the fee is offset as provided by Exchange Act Rule
   0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
  (1) Amount Previously Paid: ________________________________________________
  (2) Form, Schedule or Registration Statement No.: __________________________
  (3) Filing Party: __________________________________________________________
  (4) Date Filed: ____________________________________________________________

                                 LOGO VENCOR

                                                                 March 25, 1998

  Dear Stockholder:

  You are cordially invited to attend an Annual Meeting of Stockholders of Vencor, Inc. (the "Company") to be held at 9:00 a.m. (local time) on Monday, April 27, 1998 at the Hyatt Regency, 320 West Jefferson Street, Louisville, Kentucky (the "Annual Meeting"). I hope that you will be present or represented by proxy at this important meeting.

  At the Annual Meeting you will be asked to approve several proposals relating to the Company's plan to become a self-administered, self-managed real estate company ("Realty Company") that will focus on the ownership and acquisition of healthcare properties. Realty Company expects that it will be taxed as a real estate investment trust ("REIT") for Federal income tax purposes commencing on January 1, 1999. The Company will retain substantially all of the Company-owned land, buildings and other improvements and real estate related assets, including 46 of the 60 long-term acute care hospitals and 210 of the 309 nursing centers operated by the Company as of December 31, 1997 (the "Real Estate Business"). The Company intends to change its name to "Ventas, Inc." in connection with these transactions.

  In connection with the Reorganization Transactions (as defined herein), the Company intends to distribute to its common stockholders through a dividend of the common stock of a newly formed subsidiary ("Operating Company") all of the non-Real Estate Business of the Company, including real property under development or to be developed by the Company (the "Development Properties"). Operating Company will lease the Company's hospitals and nursing centers and will continue to be one of the nation's largest providers of long-term healthcare services. Following the distribution, Operating Company will assume the name "Vencor, Inc."

  The distribution of the Operating Company shares is a taxable transaction to both the Company and Company stockholders. The tax payable by both the Company and Company stockholders will be based upon the trading price of Operating Company common stock immediately following the distribution, the earnings and profits of the Company through 1998 and, in the case of Company stockholders, the stockholder's basis in Company common stock. These tax consequences are highly complex, and you are urged to review carefully the description of tax consequences in the accompanying Proxy Statement.

  The purposes of the Annual Meeting are to (a) approve an Agreement and Plan of Reorganization which contemplates certain reorganization transactions (the "Reorganization Transactions"), including but not limited to, (i) certain internal mergers and stock and asset transfers that will allocate the assets and liabilities relating to the Real Estate Business to Realty Company and the assets and liabilities relating to the non-Real Estate Business of the Company to Operating Company, (ii) Realty Company leasing to Operating Company pursuant to a master lease agreement 46 long-term acute care hospitals and 210 nursing centers, (iii) the completion by Operating Company of the development of the Development Properties pursuant to a development agreement and thereafter, at the option of Realty Company, the sale to, and lease back from, Realty Company of the Development Properties, and (iv) the repayment by the Company of the funded portion of its existing bank credit facility, the assignment by the Company to, and the assumption by Operating Company of, the Company's $750 million 8 5/8% Senior Subordinated Notes due 2007 (the "Company Notes") or the Company's repurchase of up to all of the Company Notes together with obtaining consents to amend the terms of the Company Notes or a combination of the foregoing, and payment of certain transaction costs to be incurred in connection with the Reorganization Transactions, all on terms satisfactory to the Company, which amounts will be obtained through borrowings by Realty Company of approximately $1.0 billion and through borrowings and securities issuances by Operating Company of approximately $1.11 billion (collectively, the "Reorganization Proposal"), (b) approve the distribution (the "Distribution") by the Company to its common stockholders on a pro rata basis of the outstanding common stock of Operating Company (the "Distribution Proposal"),
(c) approve the amendment of the Company's Certificate of Incorporation to add certain transfer restrictions and related provisions with respect to the Company's capital stock desirable for Realty Company to protect its future status as a REIT for Federal income tax purposes, (d) approve the amendment of the Company's Certificate of Incorporation to change the name of the Company to "Ventas, Inc.," (e) approve the amendment of the Company's Certificate of Incorporation to increase the number of authorized shares of preferred stock of the Company from 1,000,000 shares to 10,000,000 shares (proposals (c), (d) and (e) being collectively referred to as, the "Charter Amendment Proposals"),
(f) elect the directors named in the accompanying Proxy Statement to the Board of Directors of the Company (the "Election Proposal"), and (g) transact such other business as may properly come before the Annual Meeting.

  The Reorganization Transactions, the Distribution and other important information, including a description of the business and management of Realty Company and Operating Company following the Reorganization Transactions and the Distribution, are more fully described in the accompanying Proxy Statement. Completion of the Reorganization Transactions and the Distribution is conditioned upon several approvals or events. These include stockholder approval of the Reorganization Proposal, the Distribution Proposal and each of the Charter Amendment Proposals, and the refinancing, repurchase or assignment on terms satisfactory to the Company of the Company's indebtedness, including the Company's existing bank facility and the Company Notes, and certain state healthcare regulatory approvals. If the stockholders approve the Reorganization Proposal and the Distribution Proposal but do not approve each of the Charter Amendment Proposals, the Board of Directors will reevaluate its intention to complete the Reorganization Transactions and the Distribution. After such review, the Board of Directors could decide not to complete the Reorganization Transactions and the Distribution or waive this condition and complete the Reorganization Transactions and the Distribution despite such lack of approval. If the Board decides to waive the condition that stockholders approve the Charter Amendment Proposals, the Company does not intend to resolicit stockholder approval of the Reorganization Proposal, the Distribution Proposal or any of the Charter Amendment Proposals.

  The Board of Directors of the Company believes that the Reorganization Proposal, the Distribution Proposal, the Charter Amendment Proposals and the Election Proposal are in the best interests of stockholders and unanimously recommends that you vote FOR such proposals. We hope you will give serious consideration to these matters.

  In order to ensure that your vote is represented at the meeting, please complete, sign, date and return the enclosed proxy card promptly in the enclosed pre-addressed, postage prepaid envelope. If you attend the Annual Meeting, you may revoke the proxy at that time by voting in person.

                                          Sincerely,

                                          LOGO
                                          W. Bruce Lunsford
                                          Chairman of the Board, President and
                                           Chief Executive Officer

                                 VENCOR, INC.
                               3300 AEGON CENTER
                            400 WEST MARKET STREET
                          LOUISVILLE, KENTUCKY 40202

                               ----------------

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON APRIL 27, 1998

  NOTICE HEREBY IS GIVEN that an Annual Meeting of Stockholders (the "Annual Meeting") of Vencor, Inc., a Delaware corporation (the "Company"), has been called by the Board of Directors of the Company and will be held at the Hyatt Regency, 320 West Jefferson Street, Louisville, Kentucky at 9:00 a.m. (local time) on Monday, April 27, 1998 to consider and vote upon the following matters described in the accompanying Proxy Statement:

    1. To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization, to be entered into between the Company and a newly formed, wholly-owned subsidiary of the Company ("Operating Company"), which contemplates certain reorganization transactions (the "Reorganization Transactions"), including but not limited to, (a) certain internal mergers and stock and asset transfers that will allocate the assets and liabilities relating to substantially all of the Company-owned land, buildings and other improvements and real estate related assets, including 46 of the 60 long-term acute care hospitals and 210 of the 309 nursing centers operated by the Company as of December 31, 1997, to the Company ("Realty Company"), and the other assets and liabilities relating to the historical operations of the Company, including real property under development and to be developed by the Company (the "Development Properties"), to Operating Company, (b) Realty Company leasing to Operating Company pursuant to a master lease agreement 46 long-term acute care hospitals and 210 nursing centers, (c) the completion by Operating Company of the development of the Development Properties pursuant to a development agreement and thereafter, at the option of Realty Company, the sale to, and lease back from, Realty Company of the Development Properties, and (d) the repayment by the Company of the funded portion of its existing bank credit facility, the assignment by the Company to, and the assumption by Operating Company of, the Company's $750 million 8 5/8% Senior Subordinated Notes due 2007 (the "Company Notes") or the Company's repurchase of up to all of the Company Notes together with obtaining consents to amend the terms of the Company Notes or a combination of the foregoing, and payment of certain transaction costs to be incurred in connection with the Reorganization Transactions, all on terms satisfactory to the Company, which amounts will be obtained through borrowings by Realty Company of approximately $1.0 billion and through borrowings and securities issuances by Operating Company of approximately $1.11 billion (collectively, the "Reorganization Proposal");

    2. To consider and vote upon a proposal to distribute (the
  "Distribution") to the common stockholders of the Company on a pro rata basis the outstanding common stock of Operating Company (the "Distribution Proposal");

    3. To consider and vote upon a proposal to amend the Company's Certificate of Incorporation to add certain transfer restrictions and related provisions with respect to the Company's capital stock desirable for Realty Company to protect its status as a real estate investment trust for Federal income tax purposes;

    4. To consider and vote upon a proposal to amend the Company's Certificate of Incorporation to change the name of the Company to "Ventas, Inc.";

    5. To consider and vote upon a proposal to amend the Company's Certificate of Incorporation to increase the number of authorized shares of preferred stock of the Company from 1,000,000 shares to 10,000,000 shares;

    6. To elect the directors named in the accompanying Proxy Statement to the Board of Directors of the Company; and

    7. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

  The Company reserves the right to cancel or defer the Reorganization Transactions and the Distribution even if stockholders of the Company approve the Reorganization Proposal and the Distribution Proposal and the other conditions to the Reorganization Transactions and the Distribution are satisfied.

  Only holders of Company common stock, par value $.25 per share, of record at the close of business on March 19, 1998, are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof. No business other than the proposals described in this notice are expected to be considered at the Annual Meeting or any adjournment.

  The Board of Directors unanimously recommends that stockholders vote FOR the proposals listed above, which are described in detail in the accompanying Proxy Statement.

  WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND PROMPTLY MAIL IT IN THE ENCLOSED PRE-ADDRESSED, POSTAGE-PAID ENVELOPE. You may revoke your proxy, either in writing or by voting in person at the Annual Meeting, at any time prior to its exercise.

                                          By Order of the Board of Directors

                                      /s/ W. Bruce Lunsford

                                          W. Bruce Lunsford
                                          Chairman of the Board, President and
                                           Chief Executive Officer

Louisville, Kentucky
March 25, 1998

                                 VENCOR, INC.
        THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
                                 VENCOR, INC.
                               3300 Aegon Center
                            400 West Market Street
                          Louisville, Kentucky 40202

  The undersigned hereby (1) acknowledges receipt of the Notice of the Annual Meeting of Stockholders (the "Annual Meeting") of Vencor, Inc., a Delaware corporation (the "Company"), to be held at the Hyatt Regency, 320 West Jefferson Street, Louisville, Kentucky on Monday, April 27, 1998 at 9:00 a.m. local time, and the Proxy Statement in connection therewith, and (2) appoints
W. Bruce Lunsford and W. Earl Reed, III, and each of them, with full power of substitution to vote as proxy for the undersigned, as herein stated at the Annual Meeting of Stockholders of the Company according to the number of votes the undersigned would be entitled to vote if personally present on the proposals set forth below and according to their discretion on any other matters that may properly come before the meeting or any adjournments thereof.

  The undersigned directs that this proxy be voted as follows:

  (1) To approve an Agreement and Plan of Reorganization between the Company and Operating Company, a newly formed wholly-owned subsidiary of the Company, which contemplates certain reorganization transactions (the "Reorganization Transactions"), including but not limited to, (a) certain internal mergers and stock and asset transfers that will allocate the assets and liabilities relating to substantially all of the Company-owned land, buildings and other improvements and real estate related assets to the Company, which will become a self-administered, self-managed realty company ("Realty Company") and the assets and liabilities relating to the historical operations of the Company to a newly-formed, wholly-owned subsidiary of the Company ("Operating Company"),
(b) Realty Company leasing to Operating Company pursuant to a master lease agreement 46 long-term acute care hospitals and 210 nursing centers, (c) the completion by Operating Company of the development of certain development properties pursuant to a development agreement and thereafter, at the option of Realty Company, the sale to, and lease back from, Realty Company of such development properties, and (d) the repayment by the Company of the funded portion of its existing bank credit facility, the assignment by the Company to, and the assumption by Operating Company of, the Company's $750 million 8 5/8% Senior Subordinated Notes due 2007 (the "Company Notes") or the Company's repurchase of up to all of Company Notes together with obtaining consents to amend the terms of the Company Notes or a combination of the foregoing, and payment of certain transaction costs to be incurred in connection with the Reorganization Transactions, all on terms satisfactory to the Company, which amounts will be obtained through borrowings by Realty Company of approximately $1.0 billion and through borrowings and securities issuances by Operating Company of approximately $1.11 billion.

    [_] FO___________________[_] AGAINST____________________[_] ABSTAINR

  (2) To approve the distribution by the Company to its common stockholders on a pro rata basis of the outstanding common stock of Operating Company.

    [_] FO___________________[_] AGAINST____________________[_] ABSTAINR

  (3) To approve the amendment of the Company's Certificate of Incorporation to add certain transfer restrictions and related provisions with respect to the Company's capital stock desirable for Realty Company to protect its status as a real estate investment trust for Federal income tax purposes.

    [_] FO___________________[_] AGAINST____________________[_] ABSTAINR

  (4) To approve the amendment of the Company's Certificate of Incorporation to change the name of the Company to "Ventas, Inc."

    [_] FO___________________[_] AGAINST____________________[_] ABSTAINR

  (5) To approve the amendment of the Company's Certificate of Incorporation to increase the number of authorized shares of preferred stock of the Company from 1,000,000 shares to 10,000,000 shares.

    [_] FO___________________[_] AGAINST____________________[_] ABSTAINR

  (6) To elect the following nominees to the Board of Directors of the
Company: Michael R. Barr, Walter F. Beran, Ulysses L. Bridgeman, Jr., Elaine
L. Chao, Donna R. Ecton, Greg D. Hudson, William H. Lomicka, W. Bruce Lunsford, W. Earl Reed, III, and R. Gene Smith. TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME.

      [_] FOR all Nominee_______________[_] AGAINSTsall Nominees

  (7) To transact such other business as may properly come before the Annual Meeting.

  The shares covered by this proxy will be voted as specified. If no specification is made, this proxy will be voted FOR each of the proposals. The proxies cannot vote your shares unless you sign and return this card.

  Stockholders of the Company will not be entitled to appraisal rights under the Delaware General Corporation Law in connection with any of the proposals.

  The undersigned hereby revokes any proxy heretofore given to vote or act with respect to shares of the Company and hereby ratifies and conforms all that the proxies, their substitutes, or any of them may lawfully do by virtue hereof.

  Please mark, sign, and return this proxy in the enclosed envelope. No postage is required.

                                          Date: _________________, 1998

                                          -------------------------------------
                                          Signature of the Stockholder

                                          -------------------------------------
                                          Signature of the Stockholder (if
                                          jointly held)

                                          Please date this proxy and sign your
                                          name exactly as it appears hereon.
                                          Where there is more than one owner,
                                          each should sign. When signing as an
                                          attorney, administrator, executor,
                                          guardian or trustee, please add your
                                          title as such. If executed by a
                                          corporation, the proxy should be
                                          signed by a duly authorized officer
                                          and state the full name of the
                                          corporation.

                                 VENCOR, INC.
                               3300 AEGON CENTER
                            400 WEST MARKET STREET
                          LOUISVILLE, KENTUCKY 40202

                               ----------------

                                PROXY STATEMENT

                               ----------------

  This Proxy Statement (the "Proxy Statement") is being furnished to the stockholders of Vencor, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies by the Company's Board of Directors (the "Company Board") from the holders of the outstanding shares of common stock, par value $.25 per share, of the Company ("Company Common Stock"), for use at the Annual Meeting of Stockholders of the Company to be held on Monday, April 27, 1998, at 9:00 a.m. (local time), at the Hyatt Regency, 320 West Jefferson Street, Louisville, Kentucky, and at any adjournments or postponements thereof (the "Annual Meeting"). The Company is proposing to become a real estate investment trust ("REIT") for Federal income tax purposes beginning with the tax year commencing January 1, 1999 (the "Conversion Date"). The Company will retain substantially all of the Company-owned land, buildings and other improvements and real estate related assets, including 46 of the 60 long-term acute care hospitals and 210 of the 309 nursing centers operated by the Company as of December 31, 1997 (the "Properties"). In addition, the Company is proposing to change its name in connection with the Reorganization Transactions (as defined herein) and the Distribution (as defined herein) to "Ventas, Inc." ("Realty Company").

  At the Annual Meeting, holders of Company Common Stock will be asked to consider and vote upon the following proposals (collectively, the "Proposals"):

    1. To approve an Agreement and Plan of Reorganization (the "Reorganization Agreement"), to be entered into between the Company and a newly formed, wholly-owned subsidiary of the Company ("Operating Company") on or before the Distribution Date (as defined herein), which contemplates certain reorganization transactions (the "Reorganization Transactions"), including, but not limited to, (a) certain internal mergers and stock and asset transfers that will allocate the assets and liabilities relating to the Properties to Realty Company and the other assets and liabilities relating to the historical operations of the Company, including real property under development or to be developed by the Company (the "Development Properties"), to Operating Company, (b) Realty Company leasing to Operating Company pursuant to the Master Lease Agreement (as defined herein), 46 long-term acute care hospitals and 210 nursing centers (collectively, the "Leased Properties"), (c) the completion by Operating Company of the development of the Development Properties pursuant to the Development Agreement (as defined herein) and thereafter, at the option of Realty Company, the sale to, and lease back from, Realty Company of the Development Properties, and (d) the repayment by the Company of the funded portion of its existing bank credit facility (the "Company Bank Facility"), the assignment by the Company to, and the assumption by Operating Company of, the Company's $750 million 8 5/8% Senior Subordinated Notes due 2007 (the "Company Notes") or the Company's repurchase of up to all of the Company Notes together with obtaining consents to amend the terms of the Company Notes or a combination of the foregoing, and payment of certain transaction costs to be incurred in connection with the Reorganization Transactions, all on terms satisfactory to the Company, which amounts will be obtained through borrowings by Realty Company of approximately $1.0 billion and through borrowings and securities issuances by Operating Company of approximately $1.11 billion (collectively, the "Reorganization Proposal");

    2. To approve the distribution (the "Distribution") by the Company to the holders of Company Common Stock of all the outstanding shares of common stock, par value $.25 per share, of Operating Company (the "Operating Company Common Stock") on the basis of one share of Operating Company Common Stock for each share of Company Common Stock (the "Distribution Proposal").

    3. To approve the amendment of the Company's Certificate of Incorporation (the "Company Charter") to add certain transfer restrictions preventing transfers that would result in the transferee (other than certain stockholders) beneficially holding in excess of 9.0% of the common stock or 9.9% of the preferred stock of Realty Company and other related provisions with respect to the Company's capital stock desirable for Realty Company to protect its status as a REIT for Federal income tax purposes (the "REIT Charter Amendment Proposal");

    4. To approve the amendment of the Company Charter to change the name of the Company to "Ventas, Inc." (the "Name Charter Amendment Proposal");

    5. To approve the amendment of the Company Charter to increase the number of authorized shares of preferred stock, par value $1.00 per share, of the Company ("Company Preferred Stock") from 1,000,000 shares to 10,000,000 shares (the "Preferred Stock Charter Amendment Proposal" and, together with the REIT Charter Amendment Proposal and the Name Charter Amendment Proposal, the "Charter Amendment Proposals"); and

    6. To elect the directors named in this Proxy Statement to the Company Board (the "Election Proposal").

  The Company Board unanimously recommends that each stockholder vote FOR the Proposals listed above, which are described in detail in this Proxy Statement.

  The Company intends to first distribute this Proxy Statement and the materials accompanying it on or about March 27, 1998. Any requests for assistance may be directed to the Proxy Solicitor at the telephone number set forth below. Requests for additional proxy cards or copies of this Proxy Statement may be directed to the Proxy Solicitor and such additional materials will be provided promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the matters set forth herein.

                            The Proxy Solicitor is:

                             D.F. KING & CO., INC.
                                77 Water Street
                           New York, New York 10005
                          (800) 549-6650 (Toll Free)

                               ----------------

            For questions addressed to the Company, please contact:
                                 Vencor, Inc.
                               3300 Aegon Center
                            400 West Market Street
                          Louisville, Kentucky 40202
                                (502) 596-7300
                             Attention: Secretary

                               TABLE OF CONTENTS

SUMMARY....................................................................    1
 The Annual Meeting........................................................    1
 The Proposals.............................................................    1
 Votes Required............................................................    2
 What Company Stockholders Will Receive in the Distribution................    2
 Recommendation of the Company Board.......................................    3
 Appraisal Rights..........................................................    3
 Background and Reasons for the Reorganization Transactions and the
  Distribution.............................................................    3
 The Reorganization Transactions...........................................    4
 Business of Realty Company and Operating Company After the Distribution...    7
 Relationship Between Realty Company and Operating Company After the
  Distribution.............................................................    8
 Management of Realty Company and Operating Company After the Distribution.    9
 Business Strategy.........................................................    9
 Conflicts of Interest.....................................................   11
 Federal Income Tax Consequences of the Distribution.......................   11
 Distribution and Dividend Policy..........................................   12
REALTY COMPANY SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA AND
 COMPARATIVE PER SHARE DATA................................................   14
THE COMPANY AND OPERATING COMPANY SUMMARY SELECTED HISTORICAL FINANCIAL
 DATA......................................................................   15
OPERATING COMPANY SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
 AND COMPARATIVE PER SHARE DATA............................................   16
THE ANNUAL MEETING.........................................................   17
 Purpose of the Annual Meeting.............................................   17
 Record Date...............................................................   18
 Votes Required............................................................   18
 Voting and Revocation of Proxies..........................................   19
 Solicitation of Proxies...................................................   19
 Appraisal Rights..........................................................   19
RISK FACTORS...............................................................   20
 New Business Strategy; No Operating History of Realty Company.............   20
 Dependence of Realty Company on Operating Company.........................   20
 Lack of Control by Realty Company Over Hospital and Nursing Center
  Properties...............................................................   21
 Conflicts of Interest.....................................................   21
 Substantial Leverage......................................................   22
 Healthcare Industry Risks.................................................   24
 Competition for Investment Opportunities by Realty Company and Operating
  Company..................................................................   28
 Uninsured and Underinsured Losses of Realty Company.......................   28
 Need for Additional Financing by Realty Company for Acquisitions and
  Development..............................................................   28
 Risks Associated with REIT Status.........................................   28
 Effect of Market Interest Rates on Price of Realty Company Common Stock
  and Cost of Funds........................................................   31
 Lack of Historical Financial Information for Realty Company...............   32
 Potential Liabilities Due to Fraudulent Transfer Considerations and Legal
  Dividend Requirements....................................................   32
 Uncertainty of Trading Markets............................................   33
 No Payment of Dividends by Operating Company..............................   33
 Certain Anti-Takeover Effects.............................................   33
THE REORGANIZATION PROPOSAL AND THE DISTRIBUTION PROPOSAL..................   35
 Background and Reasons for the Reorganization Transactions and the
  Distribution.............................................................   35
 Required Vote.............................................................   36
 Recommendation of the Company Board.......................................   36

 The Reorganization Proposal...............................................   36
 The Distribution Proposal.................................................   37
 Federal Income Tax Consequences of the Distribution.......................   38
 Listing and Trading of Realty Company Common Stock and Operating Company
  Common Stock.............................................................   38
 Regulatory Approvals......................................................   39
 Accounting Treatment......................................................   39
 Conditions; Termination...................................................   39
RELATIONSHIP BETWEEN REALTY COMPANY AND OPERATING COMPANY AFTER THE
 DISTRIBUTION..............................................................   41
 Reorganization Agreement..................................................   41
 Master Lease Agreement....................................................   41
 Development Agreement.....................................................   44
 Participation Agreement...................................................   45
 Employee Benefits Agreement...............................................   45
 Intellectual Property Agreement...........................................   46
 Tax Allocation Agreement..................................................   46
 Transition Services Agreements............................................   47
 Conflicts of Interest Policies............................................   47
 Legal Proceedings.........................................................   47
THE CHARTER AMENDMENT PROPOSALS............................................   49
 REIT Charter Amendment Proposal...........................................   49
 Name Charter Amendment Proposal...........................................   50
 Preferred Stock Charter Amendment Proposal................................   50
 Required Vote.............................................................   51
 Recommendation of the Company Board.......................................   51
ELECTION OF DIRECTORS......................................................   52
 Required Vote.............................................................   54
 Recommendation of the Company Board.......................................   54
 Company Board Meetings and Committees.....................................   54
 Compensation of Directors.................................................   54
DISTRIBUTION AND DIVIDEND POLICY...........................................   56
 Realty Company............................................................   56
 Operating Company.........................................................   57
REALTY COMPANY PRO FORMA CAPITALIZATION....................................   58
OPERATING COMPANY PRO FORMA CAPITALIZATION.................................   59
SOURCES AND USES...........................................................   60
REALTY COMPANY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.......   61
REALTY COMPANY UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE
 YEAR ENDED DECEMBER 31, 1997..............................................   62
REALTY COMPANY UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET DECEMBER 31,
 1997......................................................................   63
REALTY COMPANY NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
 STATEMENTS................................................................   64
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF REALTY COMPANY..............................................   66
 General...................................................................   66
 Pro Forma Financial Data..................................................   66
 Liquidity.................................................................   66
 Capital Resources.........................................................   67
THE COMPANY AND OPERATING COMPANY SELECTED HISTORICAL FINANCIAL DATA.......   69

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF THE COMPANY.................................................  71
 General...................................................................  71
 Results of Operations.....................................................  72
 Liquidity.................................................................  75
 Capital Resources.........................................................  75
 Healthcare Reform Legislation.............................................  76
 Other Information.........................................................  78
OPERATING COMPANY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS....  79
OPERATING COMPANY UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR
 THE YEAR ENDED DECEMBER 31, 1997..........................................  80
OPERATING COMPANY UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET DECEMBER
 31, 1997..................................................................  81
OPERATING COMPANY NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
 STATEMENTS................................................................  82
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF OPERATING COMPANY...........................................  84
 General ..................................................................  84
 Pro Forma Results of Operations...........................................  84
 Liquidity.................................................................  84
 Capital Resources.........................................................  85
 Healthcare Reform Legislation.............................................  85
 Other Information.........................................................  87
BUSINESS OF REALTY COMPANY AFTER THE DISTRIBUTION..........................  88
 General...................................................................  88
 Structure.................................................................  88
 Sources of Capital for Expansion..........................................  89
 The Properties............................................................  89
 Properties Under Development By Operating Company.........................  97
 Competition...............................................................  98
 Governmental Regulation...................................................  98
 Environmental Regulation..................................................  99
BUSINESS OF OPERATING COMPANY AFTER THE DISTRIBUTION....................... 100
 General................................................................... 100
 Hospital Operations....................................................... 100
 Nursing Center Operations................................................. 105
 Vencare Health Services Operations........................................ 109
 Management Information System............................................. 111
 Employees................................................................. 112
 Liability Insurance....................................................... 112
MANAGEMENT OF THE COMPANY AND MANAGEMENT OF REALTY COMPANY AND OPERATING
 COMPANY AFTER THE DISTRIBUTION............................................ 113
 The Company............................................................... 113
 Realty Company............................................................ 122
 Operating Company......................................................... 123
BUSINESS STRATEGY.......................................................... 132
 Realty Company............................................................ 132
 Operating Company......................................................... 133

GOVERNMENTAL REGULATION...................................................  135
 Hospitals................................................................  135
 Nursing Centers..........................................................  138
 Pharmacies...............................................................  139
 Healthcare Reform Legislation............................................  139
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF COMPANY COMMON STOCK...  142
 The Company..............................................................  142
 Realty Company...........................................................  144
 Operating Company........................................................  145
MARKET INFORMATION CONCERNING COMPANY COMMON STOCK........................  147
FEDERAL INCOME TAX CONSIDERATIONS.........................................  148
 The Distribution.........................................................  148
 Taxation of Realty Company...............................................  149
 Taxation of U.S. Stockholders of Realty Company..........................  155
 Taxation of Foreign Stockholders of Realty Company.......................  156
 Information Reporting Requirements and Backup Withholding Tax............  158
 Other Tax Consequences...................................................  158
 Ownership and Disposition of Distributed Shares..........................  158
DESCRIPTION OF CAPITAL STOCK..............................................  160
 Realty Company...........................................................  160
 Operating Company........................................................  165
CERTAIN ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BY-LAWS PROVISIONS AND
 THE COMPANY RIGHTS.......................................................  166
 General..................................................................  166
 Classified Board of Directors............................................  167
 Number of Directors; Removal; Filling Vacancies..........................  167
 Limitations on Stockholder Action by Written Consent; Annual Meetings....  168
 Advance Notice Provisions for Stockholder Nominations and Stockholder
  Proposals...............................................................  168
 Preferred Stock..........................................................  169
 Common Stock.............................................................  170
 Ownership Limitation Provision...........................................  170
 Amendment of Certain Charter Provisions and the By-laws..................  171
 Preferred Share Purchase Rights..........................................  172
 Anti-takeover Legislation................................................  172
LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS OF OPERATING
 COMPANY..................................................................  174
 Limitation of Liability of Operating Company Directors...................  174
 Indemnification of Directors and Officers................................  174
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE...................  176
SUBMISSION OF STOCKHOLDER PROPOSALS FOR 1999 ANNUAL MEETING...............  176
ADDITIONAL INFORMATION....................................................  176
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT
 SCHEDULES................................................................  F-1
Appendix AForm of Reorganization Agreement to be entered into between the
 Company and Operating Company
Appendix BForm of Certificate of Amendment of Certificate of Incorporation
 of Vencor, Inc.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement and does not purport to be complete and is qualified in its entirety by reference to the full text of this Proxy Statement, including the Appendices attached hereto. Stockholders are urged to read this Proxy Statement and the attached Appendices, and in particular the section entitled "Risk Factors," carefully and in their entirety. Unless the context otherwise requires, references in this Proxy Statement to the "Company" shall be deemed to refer to Vencor, Inc. prior to consummation of the Reorganization Transactions and the Distribution, and references to "Realty Company" shall be deemed to refer to Vencor, Inc. immediately after the Reorganization Transactions and the Distribution, assuming stockholders approve the Reorganization Proposal and the Distribution Proposal at the Annual Meeting (at which time, assuming stockholders approve the Name Charter Amendment Proposal at the Annual Meeting, Vencor, Inc. will change its name to "Ventas, Inc."). Unless the context otherwise requires, references in this Proxy Statement to "Operating Company" shall be deemed to refer to Operating Company immediately after the Reorganization Transactions and the Distribution, assuming stockholders approve the Reorganization Proposal and the Distribution Proposal at the Annual Meeting (at which time, assuming stockholders approve the Name Charter Amendment Proposal at the Annual Meeting, Operating Company will change its name to "Vencor, Inc.").

THE ANNUAL MEETING

  This Proxy Statement is being furnished to stockholders of the Company in connection with the solicitation of proxies by the Company Board for use at the Annual Meeting of Stockholders of the Company to be held on Monday, April 27, 1998, at 9:00 a.m. (local time), at the Hyatt Regency, 320 West Jefferson Street, Louisville, Kentucky, and at any adjournment or postponement thereof. Only holders of record of shares of Company Common Stock as of the close of business on March 19, 1998 (the "Record Date") will be entitled to receive notice of and to vote at the Annual Meeting.

THE PROPOSALS

  At the Annual Meeting, holders of Company Common Stock will be asked to consider and vote upon the Proposals:

    1. To approve the Reorganization Agreement, which contemplates the Reorganization Transactions, including, but not limited to, (a) certain internal mergers and stock and asset transfers that will allocate the assets and liabilities relating to the Properties to Realty Company and the other assets and liabilities relating to the historical operations of the Company, including the Development Properties, to Operating Company, (b) Realty Company leasing to Operating Company pursuant to the Master Lease Agreement all of the Leased Properties, (c) the completion by Operating Company of the development of the Development Properties pursuant to the Development Agreement and thereafter, at the option of Realty Company, the sale to, and lease back from, Realty Company of the Development Properties, and (d) the repayment by the Company of the funded portion of the Company Bank Facility, the assignment by the Company to, and the assumption by Operating Company of, the Company Notes or the repurchase of up to all the Company Notes together with obtaining consents to amend the terms of the Company Notes or a combination of the foregoing, and payment of certain transaction costs to be incurred in connection with the Reorganization Transactions, all on terms satisfactory to the Company, which amounts will be obtained through borrowings by Realty Company of approximately $1.0 billion and through borrowings and securities issuances by Operating Company of approximately $1.11 billion.

    2. To approve the distribution by the Company to the holders of Company Common Stock of all the outstanding shares of Operating Company Common Stock on the basis of one share of Operating Company Common Stock for each share of Company Common Stock.

    3. To approve the amendment of the Company Charter to add certain transfer restrictions preventing transfers that would result in the transferee (other than certain stockholders) beneficially holding in excess of 9.0% of the common stock or 9.9% of the preferred stock of Realty Company and other related provisions desirable for Realty Company to protect its status as a REIT for Federal income tax purposes;

    4. To approve the amendment of the Company Charter to change the name of the Company to "Ventas, Inc.";

    5. To approve the amendment of the Company Charter to increase the number of authorized shares of Company Preferred Stock from 1,000,000 shares to 10,000,000 shares; and

    6. To elect the directors named in this Proxy Statement to the Company
  Board.

  Completion of the Reorganization Transactions and the Distribution is conditioned upon, among other things, stockholder approval of the Reorganization Proposal, the Distribution Proposal and the Charter Amendment Proposals. If the stockholders approve the Reorganization Proposal but do not approve the Distribution Proposal, or vice versa, the Company will not complete the Reorganization Transactions or the Distribution. If the stockholders approve the Reorganization Proposal and the Distribution Proposal but do not approve each of the Charter Amendment Proposals, the Company Board will reevaluate its intention to complete the Reorganization Transactions and the Distribution. After such review, the Company Board could decide not to complete the Reorganization Transactions and the Distribution or waive this condition and complete the Reorganization Transactions and the Distribution despite such lack of approval. If the Company Board decides to waive the condition that stockholders approve the Charter Amendment Proposals, the Company does not intend to resolicit stockholder approval of the Reorganization Proposal, the Distribution Proposal or of any of the Charter Amendment Proposals. The Company Board has further retained discretion, even if stockholders approve the Reorganization Proposal, the Distribution Proposal and the other conditions to the Reorganization Transactions and the Distribution are satisfied, to cancel or defer the Reorganization Transactions and the Distribution. See "The Reorganization Proposal and the Distribution Proposal--Conditions; Termination."

VOTES REQUIRED

  As of February 27, 1998, there were 67,468,848 shares of Company Common Stock outstanding and entitled to vote at the Annual Meeting. Each share of Company Common Stock outstanding on the Record Date will be entitled to one vote on each of the Proposals to be voted on at the Annual Meeting. The presence, either in person or by properly executed proxy, of the holders of a majority of the shares of Company Common Stock outstanding on the Record Date is necessary to constitute a quorum at the Annual Meeting.

  Approval of the Reorganization Proposal, the Distribution Proposal and each of the Charter Amendment Proposals requires the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote thereon. The election of the directors named in this Proxy Statement will be determined by the vote of a plurality of the shares present in person or represented by proxy at the Annual Meeting.

  As of January 1, 1998, directors and executive officers of the Company and their affiliates beneficially owned an aggregate of 5,020,782 shares of Company Common Stock (including shares which may be acquired within 60 days upon exercise of employee stock options) or approximately 7.5% of the shares of Company Common Stock outstanding on such date. The directors and executive officers of the Company have indicated their intention to vote their shares of Company Common Stock in favor of approval and adoption of the Reorganization Proposal, the Distribution Proposal and the Charter Amendment Proposals and for election to the Company Board of the directors named in this Proxy Statement.

WHAT COMPANY STOCKHOLDERS WILL RECEIVE IN THE DISTRIBUTION

  It is expected that the Distribution will be made on or before April 30, 1998 (the "Distribution Date") on a pro rata basis to holders of record of issued and outstanding Company Common Stock on the date selected by the Company Board (the "Distribution Record Date"). Holders of record of Company Common Stock as of the Distribution Record Date will receive shares of Operating Company Common Stock on the basis of the distribution ratio of one share of Operating Company Common Stock for each share of Company Common Stock held on the Distribution Record Date (including shares held in the Vencor Retirement Savings Plan) (the "Distribution Ratio"). All shares of Operating Company Common Stock issued will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. See "Description of Capital Stock--Operating Company." No holder of Company Common Stock will be required to pay any cash or other consideration for shares of Operating Company Common Stock received in the Distribution or to surrender or exchange shares of Company Common Stock in order to receive shares of Operating Company Common Stock. See "The Reorganization Proposal and the Distribution Proposal."

RECOMMENDATION OF THE COMPANY BOARD

  The Company Board believes that each of the Proposals is in the best interests of the Company and its stockholders and unanimously recommends that stockholders vote FOR the Reorganization Proposal, FOR the Distribution Proposal, FOR the Charter Amendment Proposals and FOR the Election Proposal.

APPRAISAL RIGHTS

  Stockholders of the Company will not be entitled to appraisal rights under the Delaware General Corporation Law (the "Delaware Law") in connection with any of the Proposals.

BACKGROUND AND REASONS FOR THE REORGANIZATION TRANSACTIONS AND THE DISTRIBUTION

  The Company is one of the largest providers of long-term healthcare services in the United States. At December 31, 1997, the Company's operations included 60 long-term acute care hospitals containing 5,273 licensed beds, 309 nursing centers containing 40,383 licensed beds, and a contract service business ("Vencare") which provides respiratory and rehabilitation therapies and medical and pharmacy management services to approximately 2,900 healthcare facilities.

  The Company Board has decided to separate the Company into two publicly owned companies as of the Distribution Date: (1) Realty Company, which will operate as a self-administered, self-managed realty company (and as a REIT upon election of REIT status on January 1, 1999), and will initially hold substantially all of the Company-owned land, buildings and other improvements, and certain other real estate related assets, including 46 of the 60 long-term acute care hospitals and 210 of the 309 nursing centers operated by the Company as of December 31, 1997; and (2) Operating Company, a newly formed holding company, which will, after certain internal mergers and stock and asset transfers are effected, directly or indirectly, hold all of the other assets and liabilities relating to operation of the Company's historical business, including the Development Properties, and will manage, operate and lease the Leased Properties (and upon completion of development, the Development Properties purchased by Realty Company) from Realty Company. Following the Reorganization Transactions and the Distribution, Realty Company will continue the corporate existence of the Company.

  The Company Board believes that the separation of Operating Company from the Company and the Company's conversion to a REIT will benefit the Company's stockholders by giving them a continuing interest in a leading long-term healthcare company and a tax-advantaged REIT security that is expected to provide both the opportunity for consistent cash dividends and capital appreciation as Realty Company acquires additional properties. If Realty Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income taxes on that portion of its ordinary income or capital gain that is distributed to stockholders. Such treatment substantially eliminates the Federal "double taxation" on earnings (at the corporate and the stockholder levels) that generally results from investment in a corporation. See "Federal Income Tax Considerations--Taxation of Realty Company."

  Upon conversion to REIT status, Realty Company will be able to benefit from the tax advantages that apply to REITs, and stockholders will receive quarterly distributions that are at least sufficient to satisfy the annual distribution requirements for REITs. See "Federal Income Tax Considerations-- Taxation of Realty Company" and "Distribution and Dividend Policy--Realty Company." The Company Board believes this will highlight the value of the Company's real estate assets and permit stockholders to realize a regular cash return on that value. In addition, although historically the Company has been primarily recognized as a long-term healthcare company, successful acquisition of healthcare related real estate, particularly hospitals and nursing centers, has always been an important component of the Company's success. The management of Realty Company expects that its acquisition strategy will focus primarily on transactions in the healthcare industry, but over time it may effect transactions in other industries that management determines have the opportunity to generate attractive returns. In particular, the Company Board believes that Realty Company will be able to pursue real estate opportunities that may yield attractive investment returns but which are not necessarily consistent with the Company's current operating strategies. In addition, Realty Company is expected to have a lower ratio of indebtedness to assets and cash flow than the Company has today, which will give Realty Company greater flexibility for future real estate acquisitions and investments.

  Company stockholders will also retain, through the Distribution, their proportionate interest in one of the largest providers of long-term healthcare services in the United States. The Company's full-service integrated network of hospitals, nursing centers and ancillary service providers will enable Operating Company to continue to meet the range of needs of patients requiring long-term care while further expanding its long-term care operations. The Company Board believes that Operating Company will benefit from a strategic relationship with Realty Company because Operating Company's management will be able to focus its time and resources on its healthcare operations and at the same time, through the Participation Agreement (as defined herein), have a right of first offer to lease and operate certain healthcare properties acquired by Realty Company for a period of three years following the Distribution Date. The Company Board believes that the more highly leveraged capital structure of Operating Company is appropriate for a company with the expected growth and cash flow characteristics of Operating Company. The Company Board also recognizes that this additional leverage carries with it certain increased risks. See "Risk Factors--Substantial Leverage."

THE REORGANIZATION TRANSACTIONS

  The Company currently expects that, subject to approval of the Reorganization Proposal, the Distribution Proposal and the Charter Amendment Proposals and the satisfaction of the other conditions set forth under "The Reorganization Proposal and the Distribution Proposal--Conditions; Termination," the following Reorganization Transactions would be effected.

    1. Internal Mergers and Transfers. On or prior to the Distribution Date, the Company will effectuate certain internal mergers and stock and asset transfers intended to allocate the assets and liabilities relating to the Properties to Realty Company and the other assets and liabilities relating to the operation of the Company's historical business, including the Development Properties, to Operating Company. The principal internal mergers and stock and asset transfers are as follows: (a) all of the Company's subsidiaries which hold any of the Properties, other than TheraTx, Incorporated ("TheraTx") and Transitional Hospitals Corporation ("Transitional") will merge with and into the Company; (b) TheraTx and Transitional will transfer all of the real property and real property related assets which they own that are included in the Properties to the Company; (c) the Company will form Operating Company; and (d) the Company will transfer all of the stock of its subsidiaries which were not merged with and into the Company pursuant to (a) above, including the outstanding stock of TheraTx and Transitional (which owns all of the Company's ownership interest in Behavioral Healthcare Corporation ("BHC"), an operator of psychiatric and behavioral clinics (the "BHC Stock")), and the common stock of Atria Communities, Inc., a publicly held company and former division of the Company ("Atria"), held by the Company (the "Atria Common Stock"), to Operating Company and the Company will transfer any operating assets held by the Company (collectively, the "Transferred Assets") to Operating Company (or subsidiaries of Operating Company) and, in exchange for the Transferred Assets, Operating Company will issue the Operating Company Common Stock to be distributed pursuant to the Distribution to the Company.

    The following is a diagram of the organizational structure of the Company prior to the Reorganization Transactions and the Distribution:


                                  [DIAGRAM]


    The following is a diagram of the organizational structure of Realty Company and Operating Company following the Reorganization Transactions and the Distribution, including the UPREIT structure of Realty Company which is expected to occur within 90 days following the Distribution Date:


                                  [DIAGRAM]

    2. Master Lease Agreement. On or prior to the Distribution Date, Realty Company and Operating Company will enter into the Master Lease Agreement pursuant to which Realty Company will lease all of the Leased Properties to Operating Company. See "Relationship Between Realty Company and Operating Company After the Distribution--Master Lease Agreement."

    3. Development Agreement. On or prior to the Distribution Date, Realty Company and Operating Company will enter into the Development Agreement pursuant to which Operating Company will complete development of the Development Properties and thereafter, at the option of Realty Company, sell to, and lease back from, Realty Company, the Development Properties. The terms of the leases for the Development Properties purchased by Realty Company will be substantially similar to the Master Lease Agreement. See "Relationship Between Realty Company and Operating Company After the Distribution--Development Agreement."

    4. Financing. In connection with the Reorganization Transactions, the Company expects that all or substantially all of the Company's existing $2.0 billion of indebtedness, consisting primarily of amounts drawn under the Company Bank Facility and up to all $750 million of the Company Notes will be repaid or repurchased and refinanced with bank borrowings and/or securities issuances by each of Realty Company and Operating Company. In lieu of repurchasing the Company Notes, the Company may assign to Operating Company, and Operating Company would assume, the Company Notes (such transactions being collectively referred to as the "Company Financing Transactions").

    Realty Company is expected to have approximately $1.0 billion in total indebtedness as of the Distribution Date and approximately $200 million in credit available under a revolving credit facility. It is expected that such capital will be available from the following sources: (i) a revolving credit facility in the amount of $250 million (the "Realty Company Credit Facility"), (ii) a term loan (the "Realty Company Term A Loan") in the amount of $250 million, (iii) a term loan (the "Realty Company Term B Loan") in the amount of $250 million, and (iv) a bridge loan (the "Realty Company Bridge Loan") in the amount of $450 million (collectively, the "Realty Company Financing Transactions"). Realty Company expects that it will refinance the Realty Company Bridge Loan with the Realty Company Credit Facility or the issuance of Commercial Mortgage Backed Securities ("CMBS") or a combination thereof. The Company has received proposals from financial institutions for all of Realty Company's financing requirements, is negotiating the terms of such financing and expects such financing to be achieved on terms acceptable to the Company.

    Operating Company is expected to have approximately $1.09 billion in indebtedness as of the Distribution Date and approximately $213 million in credit available under a revolving credit facility. It is expected that such capital will be available from the following sources: (i) a revolving credit facility (the "Operating Company Credit Facility") in the amount of $300 million, (ii) a term loan (the "Operating Company Term A Loan") in the amount of $300 million, (iii) a term loan (the "Operating Company Term B Loan") in the amount of $200 million, (iv) a bridge loan (the "Operating Company Bridge Loan") in the amount of $200 million, to be repaid from the proceeds of the sale of certain non-strategic assets, including the sale of Atria Common Stock to be owned by Operating Company following the Reorganization Transactions, (v) $17.7 million of non-voting Series A Convertible Preferred Stock (the "Operating Company Series A Preferred Stock"), and (vi) a private placement of $300 million of subordinated debt (the "Operating Company Subordinated Debt") (collectively, the "Operating Company Financing Transactions" and together with the Realty Company Financing Transactions and the Company Financing Transactions, the "Financing Transactions"). If Operating Company is unable to sell the Atria Common Stock or other assets, Operating Company expects that it would be required to refinance the Operating Company Bridge Loan with the Operating Company Credit Facility or a public debt or equity offering, or a combination thereof. The Company has received proposals from financial institutions for all of Operating Company's financing requirements, is negotiating the terms of such financing and expects such financing to be achieved on terms acceptable to the Company.

    The following is a diagram of the Operating Company Financing
  Transactions and the Realty Company Financing Transactions:


                                  [GRAPHIC]


  See "The Reorganization Proposal and the Distribution Proposal--The Reorganization Proposal" and "Description of Capital Stock--Operating Company-- Preferred Stock."

BUSINESS OF REALTY COMPANY AND OPERATING COMPANY AFTER THE DISTRIBUTION

 REALTY COMPANY

  After the Distribution, Realty Company will be a self-administered, self-managed realty company (and a REIT upon election of REIT status on January 1, 1999) that will continue to expand and enhance the portfolio of healthcare related properties owned by the Company. Realty Company's Properties will include 46 long-term acute care hospitals and 210 nursing centers in 36 states to be leased to Operating Company and eight nursing centers to be leased to parties other than Operating Company. Realty Company believes it will be a leading real estate company focused on the ownership and acquisition of healthcare related properties, including, but not limited to, hospitals, nursing centers, assisted living facilities and healthcare related office buildings. Realty Company also may pursue opportunities in non-healthcare real estate. At or prior to the Distribution Date, Realty Company will enter into a series of agreements with Operating Company, including the Master Lease Agreement, the Development Agreement and the Participation Agreement, pursuant to which Operating Company will lease and operate all of the Leased Properties, and Operating Company will complete development of the Development Properties and thereafter, at the option of Realty Company, sell to, and lease back from, Realty Company, the Development Properties. In addition, Realty Company will have a right of first offer with respect to certain healthcare properties to be sold or mortgaged by Operating Company for a period of three years following the Distribution Date. See "Relationship Between Realty Company and Operating Company After the Distribution." The Company and its predecessor companies have been engaged in the development, construction and acquisition of healthcare properties since 1985.

  Following the Distribution, Realty Company's primary source of revenues will be from payments by Operating Company under the Leases (as defined herein). The annual base rent for the Leased Properties under the Leases, for the twelve-month period commencing on the Distribution Date (the "Annual Base Rent"), will be approximately $221.5 million. Realty Company's principal expenditures will include costs incurred in the purchase of any of the Development Properties from Operating Company, the acquisition of additional properties, and depreciation and financing costs, including interest expense. Realty Company expects to diversify its credit exposure by entering into leases with tenants other than Operating Company.

  Within 90 days following the Distribution Date, Realty Company expects to form a new limited partnership (the "Realty Company Partnership") of which Realty Company will own a 99% general partnership interest and a newly formed, wholly-owned limited liability company of Realty Company will own a one percent limited partnership interest. Realty Company will then transfer all of the Properties to the Realty Company Partnership and conduct substantially all of its business activities, including future acquisitions of properties, through the Realty Company Partnership. This structure will enable Realty Company to have properties that are acquired in the future contributed to the Realty Company Partnership by the owner of such property in exchange for units in the Realty Company Partnership which may be convertible into common stock of Realty Company (the "Realty Company Common Stock") and/or cash. If the owner of such property receives units in the Realty Company Partnership in exchange for any such properties, the owner may be able to defer all or part of the tax consequences of the contribution. The units issued in exchange for properties will represent limited partnership interests in the Realty Company Partnership. This structure, which is commonly known as an UPREIT, should make Realty Company an attractive buyer for a seller that wishes to defer payment of taxes upon disposition of property. See "Business of Realty Company After the Distribution."

 OPERATING COMPANY

  After the Distribution, Operating Company will be one of the largest providers of long-term healthcare services in the United States. At December 31, 1997, Operating Company's operations would have included 60 long-term acute care hospitals containing 5,273 licensed beds, 309 nursing centers containing 40,383 licensed beds, and the Vencare contract services business which provides respiratory and rehabilitation therapies and medical and pharmacy management services to approximately 2,900 healthcare facilities. Also at such date Operating Company would have operated in 46 states. Healthcare services provided through this network include long-term hospital care, nursing care, acute cardiopulmonary care, subacute and post-operative care, inpatient and outpatient rehabilitation therapy, specialized care for Alzheimer's disease, hospice care, home healthcare and pharmacy services. Operating Company will continue to develop VenTouch(TM), a comprehensive paperless clinical information system designed to increase the operating efficiencies of Operating Company's facilities.

  In addition, pursuant to the Participation Agreement, Operating Company will have a right of first offer to lease and operate certain healthcare properties acquired by Realty Company for a period of three years following the Distribution Date. See "Business of Operating Company After the Distribution."

RELATIONSHIP BETWEEN REALTY COMPANY AND OPERATING COMPANY AFTER THE
DISTRIBUTION

  For purposes of governing certain ongoing relationships between Realty Company and Operating Company after the Distribution and providing mechanisms for an orderly transition, Realty Company and Operating Company will enter into certain agreements and adopt certain policies prior to or on the Distribution Date. Such agreements include: (i) the Reorganization Agreement, providing for, among other things, the Reorganization Transactions and cross-indemnification provisions, (ii) the Master Lease Agreement, setting forth, among other things, the material terms for the lease of the Leased Properties by Realty Company to Operating Company, (iii) the Development Agreement, providing for, among other things, the completion of development by Operating Company of the Development Properties and thereafter, at the option of Realty Company, the sale to, and lease back from, Realty Company, of the Development Properties, (iv) the Participation Agreement, providing for, among other things, the right of first offer of each of Realty Company and Operating Company to participate in certain transactions, (v) the Employee Benefits Agreement (as defined herein), (vi) the Intellectual Property Agreement (as defined herein), (vii) the Tax Sharing Agreement (as defined herein), and (viii) the Transition Services Agreement (as defined herein). Each of Realty Company and Operating Company will create a committee of independent directors to review and approve transactions and agreements between the companies. See "Relationship Between Realty Company and Operating Company After the Distribution."

MANAGEMENT OF REALTY COMPANY AND OPERATING COMPANY AFTER THE DISTRIBUTION

 REALTY COMPANY

  Subject to approval of the Election Proposal, the following ten individuals will serve as members of the Company Board: Michael R. Barr, Walter F. Beran, Ulysses L. Bridgeman, Jr., Elaine L. Chao, Donna R. Ecton, Greg D. Hudson, William H. Lomicka, W. Bruce Lunsford (Chairman of the Board), W. Earl Reed, III, and R. Gene Smith. It is expected that as of or prior to the Distribution Date, Mr. Barr, Mr. Bridgeman, Ms. Chao, Ms. Ecton, Mr. Lomicka and Mr. Reed will resign their positions as directors of the Company and become directors of Operating Company. It is also expected that the Company Board will appoint Ronald G. Geary and Thomas T. Ladt to fill the vacancies created by such resignations. Accordingly, as of the Distribution Date, the Company expects that the following six individuals will be members of the Board of Directors of Realty Company (the "Realty Company Board"): Mr. Beran, Mr. Geary, Mr. Hudson, Mr. Ladt, Mr. Lunsford and Mr. Smith. See "Election of Directors."

  As of the close of business on the Distribution Date, the following individuals are expected to serve in the following capacities as the executive officers of Realty Company: W. Bruce Lunsford, Chairman of the Board and Chief Executive Officer; Thomas T. Ladt, President and Chief Operating Officer; and
T. Richard Riney, Vice President, General Counsel and Secretary. Realty Company expects that prior to the Distribution Date, it will have selected individuals to serve as chief financial officer and vice president of planning and development of Realty Company.

  See "Management of the Company and Management of Realty Company and Operating Company After the Distribution--Realty Company."

 OPERATING COMPANY

  Prior to completing the Distribution, the Company, as sole stockholder of Operating Company, expects to elect the following eight individuals to the Board of Directors of Operating Company (the "Operating Company Board") as of the close of business on the Distribution Date: Michael R. Barr, Ulysses L. Bridgeman, Jr., Elaine L. Chao, Donna R. Ecton, William H. Lomicka, W. Bruce Lunsford (Chairman of the Board), W. Earl Reed, III, and R. Gene Smith (Vice Chairman of the Board). Each such person is currently a director of the Company and, other than Mr. Lunsford and Mr. Smith who will each be directors of both Realty Company and Operating Company, will resign their positions as directors of the Company as of or prior to the Distribution Date.

  As of the close of business on the Distribution Date, the following individuals are expected to serve in the following capacities as the executive officers of Operating Company: W. Bruce Lunsford, Chairman of the Board, President and Chief Executive Officer; Michael R. Barr, Executive Vice President and Chief Operating Officer; W. Earl Reed, III, Executive Vice President and Chief Financial Officer; Jill L. Force, Senior Vice President, General Counsel and Assistant Secretary; Richard E. Chapman, Senior Vice President and Chief Information Officer; James H. Gillenwater, Jr., Senior Vice President, Planning and Development; and Richard A. Lechleiter, Vice President, Finance and Corporate Controller. Each such person is currently serving in such capacity for the Company.

  See "Management of the Company and Management of Realty Company and Operating Company After the Distribution--Operating Company."

BUSINESS STRATEGY

 REALTY COMPANY

  Realty Company's principal business objectives are to maximize growth in Funds From Operations (as defined herein) and to enhance the value of its portfolio of properties in order to maximize total return to stockholders. Realty Company intends to focus on the acquisition of equity interests in healthcare related properties, including hospitals, nursing centers, assisted living facilities, and healthcare related office buildings. Although Realty Company intends to focus its efforts in the healthcare industry, it may consider investments in properties outside of the healthcare industry. In addition, Realty Company expects to diversify its credit exposure by entering into leases with tenants other than Operating Company. Realty Company may expand its focus to include the development of healthcare facilities.

  Realty Company intends to achieve its objectives through the implementation of the following strategies:

 Growth Strategy

    . Acquire additional healthcare properties and lease such properties to other qualified operators or invest in mortgages secured by such properties;

    . At the option of Realty Company, purchase from, and lease back to, Operating Company, the Development Properties pursuant to the Development Agreement;

    . Purchase or mortgage selected properties from Operating Company pursuant to the Participation Agreement, which provides Realty Company with a right of first offer on certain properties;

    . Utilize the substantial healthcare industry experience and numerous business relationships of management to identify and evaluate potential investments;

    . Following the Distribution, through its expected structure as an UPREIT, offer Realty Company Partnership units to sellers who would otherwise recognize a taxable gain upon a sale of assets; and

    . Begin development and construction of healthcare related facilities if market conditions are favorable.

 Operating Strategy

    . Structure leases on a triple-net or similar basis under which the tenants bear the principal portion of the financial and operational responsibility for the properties;

    . Incorporate step-ups and/or other rent escalation features into leases and mortgages;

    . Develop and maintain long-term working relationships with other healthcare operators; and

    . Diversify Realty Company's asset base by tenant, property type and geographical location.

 Capitalization Strategy

    . Employ moderate leverage to fund additional acquisitions or development;

    . Maintain a debt to total market capitalization ratio (i.e., total debt of Realty Company as a percentage of equity market value plus total debt) of less than 50%; and

    . Pay regular distributions beginning January 1, 1999 and periodically raise distributions as Funds From Operations per share of Realty Company Common Stock increases.

  See "Business Strategy--Realty Company."

 OPERATING COMPANY

  Operating Company believes that the demand for long-term care is increasing. Improved medical care and advances in medical technology continue to increase the survival rates for victims of disease and trauma. Many of these patients never fully recover and require long-term care. The incidence of chronic medical complications increases with age, particularly in connection with certain degenerative conditions. As the average age of the United States population increases, Operating Company believes that the demand for long-term healthcare at all levels of the continuum of care will increase.

  At the same time, the healthcare system of the United States is experiencing a period of significant change. Factors affecting the healthcare system include cost containment, the expansion of managed care, improved medical technology, an increased focus on measurable clinical outcomes and a growing public awareness of healthcare spending by governmental agencies at Federal and state levels. Payors are increasingly requiring providers to move patients from high-acuity care environments to lower-acuity care settings as quickly as is medically appropriate.

  Operating Company will continue the Company's prior strategy of developing its full-service integrated network to meet the range of needs of patients requiring long-term care. Operating Company will continue to integrate and expand the operations of its long-term acute care hospitals and nursing centers and to develop related healthcare services. Operating Company expects to have development opportunities independent of those arising as a result of its relationship with Realty Company. Operating Company will provide a full range of clinical expertise, as well as advanced technologies for cost-efficiencies, to accommodate patients at all levels of long-term care. Key elements of Operating Company's strategy for providing a full-service integrated network for long-term care are as follows: (a) focus on the long-term care continuum,
(b) increase penetration of specialty care and comprehensive delivery and management of ancillary services, and (c) further implement its patient information system.

  See "Business Strategy--Operating Company."

CONFLICTS OF INTEREST

  Because of the pre-existing and continuing ownership interests and interrelationships between Realty Company and Operating Company, there are inherent conflicts of interest and loyalties with respect to the Reorganization Transactions and the ongoing operations of Realty Company and Operating Company following the Distribution. W. Bruce Lunsford will be Chairman of the Board and Chief Executive Officer of Realty Company and Operating Company, and will therefore be subject to competing demands on his time. One additional director of Realty Company and Operating Company will be the same.

  Subsequent to the Distribution, the interests of Realty Company and Operating Company may potentially conflict because, among other reasons, (i) under the Reorganization Agreement the liabilities of the Company are to be divided between Realty Company and Operating Company; (ii) Operating Company will lease the Leased Properties from Realty Company pursuant to the Master Lease Agreement; (iii) Operating Company will develop the Development Properties and thereafter, at the option of Realty Company, Operating Company will sell to, and lease back from, Realty Company, the Development Properties pursuant to the Development Agreement; (iv) Realty Company and Operating Company will each have certain rights of first offer under the Participation Agreement; and (v) certain corporate and administrative services will be provided by Operating Company to Realty Company, and certain assets and liabilities will be allocated between Operating Company and Realty Company under the terms of the Employee Benefits Agreement, the Intellectual Property Agreement, the Tax Sharing Agreement and the Transition Services Agreement. These agreements were negotiated between the designated management of Realty Company (which includes existing management of the Company) and the existing management of the Company. While these agreements were not the product of arm's length negotiations, the Company believes that the agreements will contain terms that reflect those which would have been reached in arm's length negotiations with unaffiliated parties. There can be no assurance that the conflicts of interests policies to be adopted by Realty Company and Operating Company will successfully eliminate the influence of such conflicts. As a result, most decisions relating to the contractual and other business relationships between Realty Company and Operating Company will be subject to conflicts of interests and loyalties. See "Relationship Between Realty Company and Operating Company After the Distribution."

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

  A U.S. Stockholder (as defined herein) will include the fair market value of the shares of Operating Company Common Stock (the "Distributed Shares") received pursuant to the Distribution in gross income as ordinary dividend income to the extent of the U.S. Stockholder's share of the current or accumulated tax earnings and profits of the Company (i.e., Realty Company following the Distribution) through the end of 1998. The exact amount of the Company's earnings and profits depends upon a variety of factors and cannot be determined until the end of 1998. Based on the Company's analysis of its earnings and profits and assuming that the value of the Operating Company Common Stock at the time of the Distribution is not greater than $11.50 per share, the Company expects that a U.S. Stockholder will not have more than $4.30 of dividend income per share of Company Common Stock. To the extent the value of Operating Company Common Stock on the Distribution Date exceeds the per share earnings and profits of the Company, a U.S. Stockholder will be required to reduce its basis in its shares of Company Common Stock by such excess. A U.S. Stockholder whose basis in its shares of Company Common Stock is thereby reduced to zero will recognize capital gain in the amount of any remaining value of Distributed Shares received. A U.S. Stockholder's holding period in the Distributed Shares will begin on the day after the Distribution Date. See "Federal Income Tax Considerations--Ownership and Disposition of Distributed Shares." Realty Company expects to report to U.S. Stockholders the portion of the Distribution that should be treated as a dividend in January 1999.

  A U.S. Stockholder that is a corporation will, subject to generally applicable limitations, be entitled to a dividends received deduction in an amount equal to 70% of the amount of the Distribution received by it that is a dividend. If a dividend is deemed to be "extraordinary" under Section 1059 of the Internal Revenue Code of 1986, as amended (the "Code"), a corporate stockholder may be required to reduce its basis in the stock by the nontaxed portion of the dividend.

  The Reorganization Transactions and the Distribution will be a taxable transaction to the Company. The tax payable by the Company will be dependent upon the trading price of Operating Company Common Stock immediately following the Distribution and certain other factors. If the value of Operating Company Common Stock immediately following the Distribution is not greater than $11.50 per share, the Company expects that it will not be subject to a material amount of Federal tax as a result of the Reorganization Transactions and the Distribution.

DISTRIBUTION AND DIVIDEND POLICY

 REALTY COMPANY

  Realty Company is expected to make distributions to its stockholders on a quarterly basis beginning the first quarter of 1999 following its election of REIT status on January 1, 1999. Realty Company's first distribution is expected to be equal to a payout ratio of approximately 80% of Funds From Operations (the "Distribution Policy"). There can be no assurances that Realty Company will meet or maintain the Distribution Policy. See "Risk Factors--Risks Associated with REIT Status--Ability to Maintain Distributions."

  The Company established the Distribution Policy after reviewing Realty Company's pro forma Funds From Operations for the twelve month period ended December 31, 1997, as further adjusted as described in footnote (1) below. "Funds From Operations" as defined by the National Association of Real Estate Investment Trusts is net income (loss) computed in accordance with generally accepted accounting principles, excluding gains (or losses) from debt restructuring or sales of property, plus depreciation and amortization on real estate assets and after adjustments, if any, for unconsolidated partnerships and joint ventures. Realty Company's "Cash Available for Distribution," which is Funds From Operations adjusted for certain non-cash items, less reserves for capital expenditures, is not expected to be materially different from its Funds From Operations, principally because under the Master Lease Agreement, Operating Company is responsible for substantially all maintenance and capital expenditures. The Company believes that such pro forma financial information, with the enumerated adjustments, provides a reasonable basis for setting the Distribution Policy.

  The following unaudited pro forma financial information for Realty Company is based upon "Realty Company Unaudited Pro Forma Consolidated Financial Statements" for the year ended December 31, 1997 and reflects annualized rental income and associated expenses as if each of the Properties had been in operation from January 1, 1997:

                                                        (DOLLARS IN THOUSANDS,
                                                       EXCEPT PER SHARE AMOUNTS)
                                                       -------------------------
UNAUDITED PRO FORMA INFORMATION:
 Rental income........................................         $224,300
 Net income...........................................           89,718
 Cash flows from operations(1)........................          133,996
 Cash used in investing activities(2).................                -
 Cash used in financing activities(2).................                -
 Cash distributions to stockholders(3)................          107,197
 Per common share:
   Earnings:
     Basic............................................             1.30
     Diluted..........................................             1.28
   Cash distributions to stockholders(4)..............             1.59

--------
(1) Calculated based upon net income plus depreciation expense. Cash flows from operations reasonably approximate Funds From Operations. For purposes of the unaudited pro forma financial information, pro forma rental income relates to the Properties owned and operated by the Company (46 hospitals and 210 nursing centers) or leased by the Company to third parties (eight nursing centers) prior to the Reorganization Transactions and does not include rental income which would be derived in the future from properties currently under construction by the Company which may be sold to Realty Company upon completion under the terms of the Development Agreement.
(2) Amounts not material.
(3) Calculated based upon an expected payout ratio of 80% of Funds From Operations.
(4) Based on approximately 67.3 million shares of Company Common Stock outstanding as of December 31, 1997. Excludes shares of Company Common Stock issuable upon conversion of Company Options (as defined herein). See "Realty Company Pro Forma Capitalization" and "Description of Capital Stock--Realty Company."

  See "Risk Factors--Risks Associated with REIT Status--Ability to Maintain Distributions" and "Distribution and Dividend Policy--Realty Company."

 OPERATING COMPANY

  Operating Company does not intend to pay cash dividends on Operating Company Common Stock for the foreseeable future so that it may reinvest its earnings in the development of its business and reduce indebtedness. The payment of dividends on Operating Company Common Stock in the future will be at the discretion of the Operating Company Board. Restrictions imposed by the Operating Company Credit Facility, Operating Company Term A Loan, Operating Company Term B Loan, Operating Company Bridge Loan and Operating Company Subordinated Debt (collectively, the "Operating Company Debt Facilities") or other debt obligations are expected to limit the payment of dividends by Operating Company on Operating Company Common Stock. See "Risk Factors--No Payment of Dividends by Operating Company."

                                 REALTY COMPANY
                   SELECTED UNAUDITED PRO FORMA CONSOLIDATED
                 FINANCIAL DATA AND COMPARATIVE PER SHARE DATA

  The following table sets forth certain selected unaudited pro forma consolidated data of Realty Company as of and for the year ended December 31, 1997, which assumes that the Reorganization Transactions and the Distribution were consummated on January 1, 1997. The pro forma information contained herein may not necessarily reflect the financial position or results of operations of Realty Company which would have been obtained had Realty Company been a separate, publicly held company on such date or at the beginning of the period indicated. In addition, the pro forma financial statements do not purport to be indicative of future operating results of Realty Company.

  Realty Company will not have been operated as a REIT prior to the Distribution Date. Accordingly, for accounting purposes, the financial statements of Realty Company will consist solely of its operations after the Distribution Date. See "The Reorganization Proposal and the Distribution Proposal--Accounting Treatment."

  The information below should be read in conjunction with the "Realty Company Unaudited Pro Forma Consolidated Financial Statements" included elsewhere herein.

                                                            AS OF AND FOR THE
                                                                YEAR ENDED
                                                            DECEMBER 31, 1997
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS,
                                                             EXCEPT PER SHARE
                                                                 AMOUNTS)
      STATEMENT OF INCOME DATA:
        Rental income...................................         $224,300
        Net income......................................           89,718
        Earnings per common share:
         Basic..........................................             1.30
         Diluted........................................             1.28
      BALANCE SHEET DATA:
        Total assets....................................          920,349
        Long-term debt, including amounts due within one
         year...........................................        1,000,492
        Common stockholders' equity (deficit)...........          (97,643)
        Book value (deficit) per common share(1)........            (1.45)

                                                            HISTORICAL PRO FORMA
                                                            ---------- ---------
      COMPARATIVE PER SHARE DATA:
        Earnings per common share:
         Basic.............................................   $    -     $1.30
         Diluted...........................................        -      1.28
        Book value (deficit) per common share(1)...........        -     (1.45)

--------
(1)The computation is based upon the pro forma issued and outstanding shares (67.3 million) of Realty Company as of December 31, 1997.

                       THE COMPANY AND OPERATING COMPANY
                   SUMMARY SELECTED HISTORICAL FINANCIAL DATA

  The following table sets forth summary selected historical financial data of the Company for each of the five years in the period ended December 31, 1997. For accounting purposes, the consolidated historical financial statements of the Company will become the historical financial statements of Operating Company after the Distribution Date. The summary historical financial data presented herein have been derived from the audited consolidated financial statements of the Company.

  The following summary selected financial data relate to the business of Operating Company as it was operated as part of the Company and may not reflect the financial position, results of operations or cash flows that would have been obtained had Operating Company been a separate, publicly held company during such periods. In particular, the effect of lease payments that would have been incurred by Operating Company pursuant to the Leases are not reflected herein. Operating Company will also incur interest expense related to the Operating Company Debt Facilities at higher rates than those incurred by the Company. In addition, the historical financial statements contained herein include certain expenses that, upon completion of the Reorganization Transactions, will not be included in the future financial statements of Operating Company. Such expenses include (i) expenses for depreciation on real estate assets which Operating Company will lease from Realty Company and (ii) interest expense related to long-term debt which will be incurred by Realty Company. The following table should be read in conjunction with: "Operating Company Selected Unaudited Pro Forma Consolidated Financial Data and Comparative Per Share Data," "Operating Company Unaudited Pro Forma Consolidated Financial Statements," "The Company and Operating Company Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Operating Company" and the historical consolidated financial statements of the Company presented elsewhere in this Proxy Statement. The summary selected historical financial data set forth below reflects the three-for-two stock split of Company Common Stock distributed on October 25, 1994.

                                            YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------------
                             1997         1996        1995         1994        1993
                          -----------  ----------- -----------  ----------- -----------
                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND STATISTICS)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $ 3,116,004  $ 2,577,783 $ 2,323,956  $ 2,032,827 $ 1,727,436
Income before income
 taxes..................      224,466       83,180      32,364      132,920      79,065
Income from operations..      135,128       48,005       8,363       86,139      68,976
Net income (loss).......      130,933       48,005     (14,889)      85,898      65,656
Earnings (loss) per
 common share:
 Basic:
  Income from
   operations...........  $      1.96  $      0.69 $      0.22  $      1.41 $      1.28
  Extraordinary loss on
   extinguishment of
   debt.................        (0.06)           -       (0.38)           -       (0.04)
  Cumulative effect on
   prior years of a
   change in accounting
   for income taxes.....            -            -           -            -       (0.02)
                          -----------  ----------- -----------  ----------- -----------
   Net income (loss)....  $      1.90  $      0.69 $     (0.16) $      1.41 $      1.22
                          ===========  =========== ===========  =========== ===========
 Diluted:
  Income from
   operations...........  $      1.92  $      0.68 $      0.29  $      1.28 $      1.22
  Extraordinary loss on
   extinguishment of
   debt.................        (0.06)           -       (0.32)           -       (0.04)
  Cumulative effect on
   prior years of a
   change in accounting
   for income taxes.....            -            -           -            -       (0.02)
                          -----------  ----------- -----------  ----------- -----------
   Net income (loss)....  $      1.86  $      0.68 $     (0.03) $      1.28 $      1.16
                          ===========  =========== ===========  =========== ===========
 Shares used in
  computing earnings
  (loss) per common
  share:
  Basic.................       68,938       69,704      61,196       55,522      51,985
  Diluted...............       70,359       70,702      71,967       69,014      60,640
FINANCIAL POSITION:
Working capital.........  $   445,086  $   320,123 $   239,666  $   129,079 $   114,339
Assets..................    3,334,739    1,968,856   1,912,454    1,656,205   1,563,350
Long-term debt..........    1,919,624      710,507     778,100      746,212     784,801
Stockholders' equity....      905,350      797,091     772,064      596,454     485,550
OPERATING DATA:
Number of hospitals.....           60           38          36           33          26
Number of hospital li-
 censed beds............        5,273        3,325       3,263        2,511       2,198
Number of hospital pa-
 tient days.............      767,810      586,144     489,612      403,623     293,367
Number of nursing cen-
 ters...................          309          313         311          310         325
Number of nursing center
 licensed beds..........       40,383       39,619      39,480       39,423      40,759
Number of nursing center
 patient days...........   12,622,238   12,566,763  12,569,600   12,654,016  12,770,435
Number of Vencare con-
 tracts.................        3,877        4,346       4,072        2,648       1,628

                               OPERATING COMPANY
                   SELECTED UNAUDITED PRO FORMA CONSOLIDATED
                 FINANCIAL DATA AND COMPARATIVE PER SHARE DATA

  The following table sets forth certain selected unaudited pro forma consolidated data of Operating Company as of and for the year ended December 31, 1997, which assumes that the Reorganization Transactions and the Distribution were consummated on January 1, 1997. The pro forma information contained herein may not necessarily reflect the financial position or results of operations of Operating Company which would have been obtained had Operating Company been a separate, publicly held company on such date or at the beginning of the period indicated. In addition, the pro forma financial statements do not purport to be indicative of future operating results of Operating Company.

  For accounting purposes, the historical consolidated financial statements of the Company will become the historical consolidated financial statements of Operating Company after the Distribution Date. See "The Reorganization Proposal and the Distribution Proposal--Accounting Treatment."

  The information below should be read in conjunction with the "Operating Company Unaudited Pro Forma Consolidated Financial Statements" included elsewhere herein.

                                      AS OF AND
                                       FOR THE
                                     YEAR ENDED
                                  DECEMBER 31, 1997
                                  -----------------
                                     (DOLLARS IN
                                  THOUSANDS, EXCEPT
                                      PER SHARE
                                      AMOUNTS)
     STATEMENT OF INCOME DATA:
       Revenues.................     $3,361,474
       Income from operations...         38,396
       Earnings per common share
        from operations:
        Basic...................           0.54
        Diluted.................           0.53
     BALANCE SHEET DATA:
       Total assets.............     $2,440,623
       Long-term debt, including
        amounts due within one
        year....................      1,087,500
       Series A Preferred Stock.          1,770
       Common stockholders' eq-
        uity....................        894,293
       Book value per common
        share(1)................          13.29

                                                            HISTORICAL PRO FORMA
                                                            ---------- ---------
     COMPARATIVE PER SHARE DATA:
       Earnings per common share from operations:
        Basic..............................................   $ 1.96    $ 0.54
        Diluted............................................     1.92      0.53
       Book value per common share(1)......................    13.45     13.29

--------
(1) The computation is based upon the pro forma issued and outstanding shares (67.3 million) of Operating Company as of December 31, 1997.

                              THE ANNUAL MEETING

  This Proxy Statement is being furnished to stockholders of the Company in connection with the solicitation of proxies by the Company Board for use at the Annual Meeting of Stockholders of the Company to be held on Monday, April 27, 1998, at 9:00 a.m. (local time), at the Hyatt Regency, 320 West Jefferson Street, Louisville, Kentucky, and at any adjournment or postponement thereof. The Company's principal executive offices are located at 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202 and its telephone number is
(502) 596-7300. The principal executive offices of Operating Company will be located at 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202. Its telephone number will be (502) 596-7300. Representatives of Ernst & Young LLP, the independent auditors of the Company, are expected to be present at the Annual Meeting and will be afforded the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

PURPOSE OF THE ANNUAL MEETING

  At the Annual Meeting, holders of Company Common Stock will be asked to consider and vote upon the following proposals:

    1. To approve the Reorganization Agreement, which contemplates the Reorganization Transactions, including, but not limited to, (a) certain internal mergers and stock and asset transfers that will allocate the assets and liabilities relating to the Properties to Realty Company and the other assets and liabilities relating to the historical operations of the Company, including the Development Properties, to Operating Company, (b) Realty Company leasing to Operating Company pursuant to the Master Lease Agreement all of the Leased Properties, (c) completion by Operating Company of the development of the Development Properties pursuant to the Development Agreement and thereafter, at the option of Realty Company, the sale to, and lease back from, Realty Company of the Development Properties, and (d) the repayment by the Company of the funded portion of the Company Bank Facility, the assignment by the Company to, and the assumption by Operating Company of, the Company Notes or the repurchase of up to all the Company Notes together with obtaining consents to amend the terms of the Company Notes or a combination of the foregoing, and payment of certain transaction costs to be incurred in connection with the Reorganization Transactions, all on terms satisfactory to the Company, which amounts will be obtained through borrowings by Realty Company of approximately $1.0 billion and through borrowings and securities issuances by Operating Company of approximately $1.11 billion;

    2. To approve the distribution by the Company to the holders of Company Common Stock of all the outstanding shares of Operating Company Common Stock on the basis of one share of Operating Company Common Stock for each share of Company Common Stock;

    3. To approve the amendment of the Company Charter to add certain transfer restrictions preventing transfers that would result in the transferee (other than certain stockholders) beneficially holding in excess of 9.0% of the common stock or 9.9% of the preferred stock of Realty Company and other related provisions desirable for the Realty Company to protect its status as a REIT for Federal income tax purposes;

    4. To approve the amendment of the Company Charter to change the name of the Company to "Ventas, Inc.";

    5. To approve the amendment of the Company Charter to increase the number of authorized shares of Company Preferred Stock from 1,000,000 shares to 10,000,000 shares; and

    6. To elect the directors named in this Proxy Statement to the Company
  Board.

  Completion of the Reorganization Transactions and the Distribution is conditioned upon, among other things, stockholder approval of the Reorganization Proposal, the Distribution Proposal and the Charter Amendment Proposals. If the stockholders approve the Reorganization Proposal but do not approve the Distribution Proposal, or vice versa, the Company will not complete the Reorganization Transactions or the Distribution. If the stockholders approve the Reorganization Proposal and the Distribution Proposal but do not approve each of the Charter Amendment Proposals, the Company Board will reevaluate its intention to complete the Reorganization Transactions and the Distribution. After such review, the Company Board could decide not to complete the Reorganization Transactions and the Distribution or waive this condition and complete the Reorganization Transactions despite such lack of approval. If the Company Board decides to waive the condition that stockholders approve the Charter Amendment Proposals, the Company does not intend to resolicit stockholder approval of the Reorganization Proposal and the Distribution Proposal or any of the Charter Amendment Proposals. The consummation of the Reorganization Transactions and the Distribution without the approval of the Charter Amendment Proposals may inhibit Realty Company from attaining or maintaining its status as a REIT for Federal income tax purposes. The Company Board has further retained discretion, even if the stockholders approve the Reorganization Proposal and the Distribution Proposal and the other conditions to the Reorganization Transactions and the Distribution are satisfied, to cancel or defer the Reorganization Transactions and the Distribution. See "The Reorganization Proposal and the Distribution Proposal--Conditions; Termination."

  THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR ALL OF THE PROPOSALS.

  For a description of the reasons for the Reorganization Transactions and the Distribution, see "The Reorganization Proposal and the Distribution Proposal-- Background and Reasons for the Reorganization Transactions and the Distribution." For a description of the reasons for the Charter Amendment Proposals, see "The Charter Amendment Proposals." For a description of the Election Proposal, see "Election of Directors."

RECORD DATE

  Only holders of record of shares of Company Common Stock as of the close of business on March 19, 1998, the Record Date, will be entitled to receive notice of and to vote at the Annual Meeting.

VOTES REQUIRED

  As of February 27, 1998, there were 67,468,848 shares of Company Common Stock outstanding and entitled to vote at the Annual Meeting. Each share of Company Common Stock outstanding on the Record Date will be entitled to one vote on each of the Proposals to be voted on at the Annual Meeting. The presence, either in person or by properly executed proxy, of the holders of a majority of the shares of Company Common Stock outstanding on the Record Date is necessary to constitute a quorum at the Annual Meeting.

  Abstentions and executed proxies returned by a broker holding shares of Company Common Stock in street name which indicate that the broker does not have discretionary authority as to certain shares to vote on one or more matters ("broker non-votes") will be considered present at the Annual Meeting for purposes of establishing a quorum. Abstentions will not be voted. Broker non-votes will not be counted as votes cast on any matter to which they relate. Approval of the Reorganization Proposal, the Distribution Proposal and each of the Charter Amendment Proposals requires the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote thereon. Therefore, abstentions and broker non-votes will have the effect of votes cast against these proposals. The election of the directors named in this Proxy Statement will be determined by the vote of a plurality of the shares present in person or represented by proxy at the Annual Meeting and abstentions and broker non-votes will have no effect on the outcome of the vote on such election.

  As of January 1, 1998, directors and executive officers of the Company and their affiliates beneficially owned an aggregate of 5,020,782 shares of Company Common Stock (including shares which may be acquired within 60 days upon exercise of employee stock options) or approximately 7.5% of the shares of Company Common Stock outstanding on such date. The directors and executive officers of the Company have indicated their intention to vote their shares of Company Common Stock in favor of approval and adoption of each of the Proposals.

VOTING AND REVOCATION OF PROXIES

  All shares of Company Common Stock that are represented at the Annual Meeting by properly executed proxies received prior to or at the Annual Meeting and not revoked will be voted at the Annual Meeting in accordance with the instructions indicated in such proxies. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SUCH PROXY WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE REORGANIZATION PROPOSAL, THE DISTRIBUTION PROPOSAL AND THE CHARTER AMENDMENT PROPOSALS AND FOR THE ELECTION PROPOSAL. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted by filing a duly executed revocation or a duly executed proxy bearing a later date with the Secretary of the Company prior to or at the Annual Meeting or by voting in person at the Annual Meeting. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Vencor, Inc., 3300 Aegon Center, 400 West Market Street, Louisville, Kentucky 40202,
Attention: Secretary. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

  In the event that a quorum is not present at the time the Annual Meeting is convened, or if for any other reason the Company believes that additional time should be allowed for the solicitation of proxies, the Company may adjourn the Annual Meeting with or without a vote of the stockholders. If the Company proposes to adjourn the Annual Meeting by a vote of the stockholders, the persons named in the enclosed form of proxy will vote all shares of Company Common Stock for which they have voting authority in favor of such adjournment. The Company Board is not currently aware of any business to be acted upon at the Annual Meeting other than as described herein. If, however, other matters are properly brought before the Annual Meeting, the persons appointed as proxies will have discretion to vote or act thereon according to their best judgment.

SOLICITATION OF PROXIES

  In addition to solicitation by mail, directors, officers and employees of the Company, who will not be specifically compensated for such services, may solicit proxies from the stockholders of the Company, personally or by telephone, telecopy or telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. The Company will bear the cost of the solicitation of proxies.

  In addition, the Company has retained D.F. King & Co., Inc. ("D.F. King") to assist in the solicitation of proxies. The fee to be paid to D.F. King for such services by the Company is not expected to exceed $12,500, plus reasonable out-of-pocket costs and expenses.

APPRAISAL RIGHTS

  Stockholders of the Company will not be entitled to appraisal rights under Delaware Law in connection with any of the Proposals.

                                 RISK FACTORS

  Stockholders should consider the following factors, as well as the other information set forth in this Proxy Statement, before voting on the Proposals.

  In addition, this Proxy Statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements regarding the Company's, Realty Company's or Operating Company's expected future financial position, results of operations, cash flows, funds from operations, dividends, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive positions, growth opportunities, expected lease income, ability to qualify as a REIT, plans and objectives of management for future operations and words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain, and stockholders must recognize that actual results may differ from the Company's expectations. Stockholders of the Company will continue to be subject to the same considerations and risks inherent in the business as currently conducted. Forward-looking statements made in this Proxy Statement relating to the operations of a partnership or limited liability company, including the Realty Company Partnership, are not forward-looking statements within the meaning of
Section 27A of the Securities Act or Section 21E of the Exchange Act.

  Actual future results and trends for Realty Company and Operating Company may differ materially depending on a variety of factors discussed in this "Risk Factors" section and elsewhere in this Proxy Statement. Factors that may affect the plans or results of Realty Company and/or Operating Company include, without limitation, (i) success in implementing their respective business strategies, (ii) the nature and extent of future competition, (iii) the extent of future healthcare reform and regulation, including cost containment measures and changes in reimbursement policies and procedures,
(iv) Operating Company's ability to manage and operate the Leased Properties (and upon completion of development, the Development Properties purchased by Realty Company), (v) increases in the cost of borrowing for each of Realty Company and Operating Company, (vi) the ability of Operating Company to continue to deliver high quality care and to attract private pay patients,
(vii) Realty Company's ability to implement its plan to acquire and eventually develop additional properties, and (viii) changes in the general economic conditions and/or in the markets in which Realty Company and Operating Company may, from time to time, compete. Many of such factors are beyond the control of Realty Company and Operating Company and their respective management.

NEW BUSINESS STRATEGY; NO OPERATING HISTORY OF REALTY COMPANY

  If the Reorganization Transactions and the Distribution were to occur, the Company will cease to be one of the largest providers of long-term healthcare services and instead will limit its activities generally to owning and acquiring real estate and real estate related assets. Management of Realty Company has no experience operating a REIT, and Realty Company, initially and for the foreseeable future, will need to rely on Operating Company to generate sufficient cash flow from its healthcare operations to enable Operating Company to meet the rent obligations under the Leases. Assuming the Distribution had been consummated as of December 31, 1997, Realty Company would have had long-term debt of approximately $1.0 billion and a common stockholders' deficit of approximately $97.6 million or approximately $1.45 per share of Realty Company Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Realty Company-- Liquidity."

DEPENDENCE OF REALTY COMPANY ON OPERATING COMPANY

  Operating Company will be the lessee of all the Leased Properties and, therefore, the primary source of Realty Company's revenues. Operating Company's financial condition and ability to meet its rent obligations will determine Realty Company's ability to make distributions to its stockholders. As of December 31, 1997, after giving effect to the Reorganization Transactions, Operating Company would have had approximately $1.09 billion of indebtedness, excluding guarantees of obligations of its subsidiaries under the Leases, and Operating Company may incur additional indebtedness in the future. The Leases will be triple-net leases under which

Operating Company will be responsible for all insurance required in connection with the Leased Properties, all taxes levied on or with respect to the Leased Properties and all maintenance, repair and services necessary or appropriate for the Leased Properties as well as for payment of rent. There can be no assurance that Operating Company will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Leases. The inability of Operating Company to satisfy its obligations under the Leases could have a material adverse effect on the condition of the Leased Properties as well as on the results of operations and financial condition of Realty Company and could prevent Realty Company from being able to pay dividends to its stockholders as required to maintain its status as a REIT. In addition, the credit rating of Realty Company will be affected by the general creditworthiness of Operating Company. See "--Risks Associated with REIT Status-- Failure to Qualify as a REIT," "Operating Company Unaudited Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Operating Company-- Liquidity."

  Due to Realty Company's dependence on Operating Company's rental payments as the primary source of Realty Company's revenues, Realty Company may be limited in its ability to enforce its rights under the Master Lease Agreement or to terminate a Lease. Failure by Operating Company to comply with the terms of a Lease or to comply with Healthcare Regulations (as defined herein) could require Realty Company to find another lessee for such Lease and there could be a decrease or cessation of rental payments by Operating Company. In such event, Realty Company may be unable to locate a suitable lessee at similar rental rates, which would have the effect of reducing Realty Company's rental revenues. See "Relationship Between Realty Company and Operating Company After the Distribution--Master Lease Agreement," "--Healthcare Industry Risks-- Extensive Regulation" and "--Conflicts of Interest."

  The Company currently leases seven long-term acute care hospitals and 76 nursing centers from third parties (the "Third Party Leases"). The rent obligation under the Third Party Leases for the 1998 fiscal year is approximately $34.2 million. In connection with the Reorganization Transactions, the Company will seek to assign these leases to Operating Company and obtain releases for Realty Company from the lessors. If such consents and releases cannot be obtained, the Company will sublease these properties to Operating Company. There can be no assurance that the Company will receive all consents to assignment of and release from the Third Party Leases. In order for the Company to obtain consents to assignment, Realty Company may have to remain primarily liable for the obligations of Operating Company under the Third Party Leases. There can be no assurance that Operating Company will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Third Party Leases. As a result, if Operating Company were unable to satisfy such obligations, Realty Company would be obligated to satisfy the Third Party Lease obligations which could affect Realty Company's ability to make distributions to its stockholders.

LACK OF CONTROL BY REALTY COMPANY OVER HOSPITAL AND NURSING CENTER PROPERTIES

  Realty Company will be dependent on the ability of Operating Company, as triple-net lessee under the Master Lease Agreement, to manage and maintain the Leased Properties and will grant Operating Company certain rights of first offer to lease and operate hospital and nursing center properties subsequently acquired or developed by Realty Company. Realty Company may be unable to take action if it believes Operating Company is operating one of the Leased Properties inefficiently or in a manner adverse to Realty Company's interests, unless a specific material default exists under a Lease. In the case of such a default, Realty Company's redress will be limited to terminating the applicable Lease and seeking to recover damages from Operating Company. See "Relationship Between Realty Company and Operating Company After the Distribution--Master Lease Agreement." If a Lease is terminated, Realty Company will be required to find another suitable lessee. See "--Dependence of Realty Company on Operating Company."

CONFLICTS OF INTEREST

 CONFLICTING INTERESTS OF MANAGEMENT

  Because of the pre-existing and continuing ownership interests and interrelationships between Realty Company and Operating Company, there are inherent conflicts of interest and loyalties with respect to the

Reorganization Transactions and the ongoing operations of Realty Company and Operating Company following the Distribution. See "The Reorganization Proposal and the Distribution Proposal--The Reorganization Proposal." W. Bruce Lunsford will be Chairman of the Board, President and Chief Executive Officer of Operating Company and Chairman of the Board and Chief Executive Officer of Realty Company, and one other director of Realty Company and Operating Company will be the same. Consequently, the terms of certain transactions and agreements, including the Master Lease Agreement and other agreements entered into between Realty Company and Operating Company after the Reorganization Transactions and the Distribution, may not reflect arm's length negotiations between independent parties. Management believes the Master Lease Agreement reflects terms that would have been obtained in arm's length negotiations.

 CONFLICTING DEMANDS FOR MANAGEMENT TIME

  Mr. Lunsford will be Chairman of the Board, President and Chief Executive Officer of Operating Company and Chairman of the Board and Chief Executive Officer of Realty Company. Therefore, Mr. Lunsford will be subject to competing demands on his time. Mr. Lunsford expects to provide overall leadership and direction to Realty Company and Operating Company. While the amount of time that Mr. Lunsford will allocate to his positions at each of Realty Company and Operating Company will vary depending on the particular demands at Realty Company and Operating Company at any given time, it is anticipated that overall Mr. Lunsford will spend approximately forty percent of his time in his positions at Realty Company and approximately sixty percent of his time in his positions at Operating Company.

 CONFLICTING CORPORATE OBJECTIVES AND INHERENT CONFLICTS OF INTEREST

  Operating Company and Realty Company will be permitted to pursue business opportunities independently from one another subject to certain rights of first offer, and their interests may conflict. Subsequent to the Reorganization Transactions and the Distribution, the interests of Realty Company and Operating Company may potentially conflict because, among other reasons, (i) under the Reorganization Agreement the liabilities of the Company are to be divided between Realty Company and Operating Company; (ii) Operating Company will lease the Leased Properties from Realty Company pursuant to the Master Lease Agreement; (iii) Operating Company will develop the Development Properties and thereafter, at the option of Realty Company, Operating Company will sell to, and lease back from, Realty Company, the Development Properties pursuant to the Development Agreement; (iv) Realty Company and Operating Company will each have certain rights of first offer under the Participation Agreement; and (v) certain corporate and administrative services will be provided by Operating Company to Realty Company, and certain assets and liabilities will be allocated to Operating Company and Realty Company under the terms of the Employee Benefits Agreement, the Intellectual Property Agreement, the Tax Sharing Agreement and the Transition Services Agreement. Each of Operating Company and Realty Company will implement conflicts of interests policies, including the creation of a committee of independent directors that will review transactions presenting a conflict. There can be no assurance that conflicts of interest policies adopted by Realty Company and Operating Company will successfully eliminate the influence of such conflicts, and as a result most decisions relating to the contractual and other business relationships between Realty Company and Operating Company will be subject to conflicts of interests and loyalties. See "Relationship Between Realty Company and Operating Company After the Distribution."

 RISK OF CONFLICT IN ENFORCEMENT OF AGREEMENTS

  While the Company believes that the terms of the Master Lease Agreement, the Development Agreement and the Participation Agreement reflect terms that would have been obtained in arm's length negotiations, Realty Company and Operating Company will be subject to conflicts of interest and loyalties when enforcing such terms. In the event that the Master Lease Agreement is not enforced on an arm's length basis, Realty Company's results of operations could be adversely affected. There can be no assurance that the enforcement of the terms of such agreements will occur in a manner similar to that which would occur between unrelated parties.

SUBSTANTIAL LEVERAGE

  In connection with the Reorganization Transactions, the Company expects that all or substantially all of the Company's existing $2.0 billion of indebtedness, consisting primarily of amounts drawn under the Company

Bank Facility and $750 million of Company Notes, will be repaid or repurchased and refinanced with bank borrowings and/or securities issuances by each of Realty Company and Operating Company. In lieu of repurchasing the Company Notes, the Company may assign to Operating Company, and Operating Company would assume, the Company Notes.

 REALTY COMPANY

  Realty Company is expected to have approximately $1.0 billion in total indebtedness as of the Distribution Date (the "Realty Company Funded Debt") and approximately $200 million in credit available under the Realty Company Credit Facility, excluding potential liability under the Third Party Leases. It is expected that necessary capital will be available from the following sources: (i) the Realty Company Credit Facility in the amount of $250 million,
(ii) the Realty Company Term A Loan in the amount of $250 million, (iii) the Realty Company Term B Loan in the amount of $250 million, and (iv) the Realty Company Bridge Loan in the amount of $450 million (the Realty Company Credit Facility, Realty Company Term A Loan, Realty Company Term B Loan and Realty Company Bridge Loan being collectively referred to as, the "Realty Company Debt Facilities"). It is anticipated that the Realty Company Bridge Loan will be refinanced with the Realty Company Credit Facility or the issuance of CMBS or a combination thereof. Assuming the Reorganization Transactions and the Distribution had been consummated as of December 31, 1997, Realty Company would have had long-term debt of approximately $1.0 billion and a common stockholders' deficit of approximately $97.6 million or approximately $1.45 per share of Realty Company Common Stock.

   Realty Company's Properties will consist solely of healthcare related facilities. See "Business of Realty Company After the Distribution." Realty Company initially will be substantially dependent upon lease payments from Operating Company to meet its interest expense and principal repayment obligations under the Realty Company Debt Facilities, and all such obligations will need to be met before distributions for any period are made to holders of Realty Company Common Stock. In addition, the credit rating of Realty Company will be affected by the general creditworthiness of Operating Company.

  A portion of Realty Company's available borrowings may be used to purchase the Development Properties and acquire additional properties. In addition, Realty Company may have to remain primarily liable for the obligations of Operating Company with respect to the Third Party Leases which will be assigned to Operating Company in the Reorganization Transactions. Realty Company may also use available borrowings to make the distributions to its stockholders required in order for Realty Company to qualify as a REIT for Federal income tax purposes. See "--Risks Associated with REIT Status--Failure to Qualify as a REIT."

  Subject to limitations in the Realty Company Debt Facilities, Realty Company may borrow additional amounts from the same or other lenders in the future, or may issue corporate debt securities in public or private offerings. Certain of such additional borrowings may be secured by properties and leasehold interests held by Realty Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Realty Company" and "The Reorganization Proposal and the Distribution Proposal--The Reorganization Proposal--Financing."

  Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if Realty Company is in need of capital to repay indebtedness in accordance with its terms or otherwise it could be required to liquidate one or more investments in properties at times that may not permit realization of the maximum return on such investments, and which could result in adverse tax consequences to Realty Company. Moreover, Realty Company's level of indebtedness and costs of obtaining additional financing could impede Realty Company's ability to implement its growth strategy. See "--Risks Associated with REIT Status-- Possible Taxation on Capital Gains."

  There can be no assurances that Realty Company will be able to meet its debt service obligations and, to the extent that it cannot, Realty Company risks the loss of some or all of its assets, including the Properties, to foreclosure.

 OPERATING COMPANY

  Operating Company is expected to have approximately $1.09 billion in indebtedness, excluding guarantees of obligations of its subsidiaries under the Leases and the Third Party Leases, as of the Distribution Date (the

"Operating Company Funded Debt") and approximately $213 million available under the Operating Company Credit Facility.

  It is expected that necessary capital will be available from the following sources: (i) the Operating Company Credit Facility in the amount of $300 million, (ii) the Operating Company Term A Loan in the amount of $300 million,
(iii) the Operating Company Term B Loan in the amount of $200 million, (iv) the Operating Company Bridge Loan in the amount of $200 million, (v) $17.7 million of Operating Company Series A Preferred Stock and (vi) the Operating Company Subordinated Debt in the amount of $300 million. It is anticipated that the Operating Company Bridge Loan will be repaid from the proceeds of the sale of certain non-strategic assets, including Atria Common Stock. However, if Operating Company is unable to sell the Atria Common Stock or other assets, Operating Company expects that it would be required to refinance the Operating Company Bridge Loan with the Operating Company Credit Facility or a public debt or equity offering or a combination thereof.

  Subject to limitations in the Operating Company Debt Facilities, Operating Company may borrow additional amounts from the same or other lenders in the future, or may issue corporate debt securities in public or private offerings. Certain of such additional borrowings may be secured by properties and leasehold interests held by Operating Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Operating Company--Liquidity and Capital Resources," and "The Reorganization Proposal and the Distribution Proposal--The Reorganization Proposal--Financing."

  Operating Company's future results of operations may not produce sufficient cash flows to permit it to service its debt and other financing obligations, including the Leases and the Third Party Leases. In addition, adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. Moreover, Operating Company's level of indebtedness could hinder Operating Company's growth strategy unless it can obtain substantial additional financing to fund its growth strategy. Accordingly, there can be no assurances that Operating Company will be able to meet its debt service obligations and, to the extent that it cannot, Operating Company risks the loss of some or all of its assets to foreclosure.

HEALTHCARE INDUSTRY RISKS

 DEPENDENCE ON HEALTHCARE INDUSTRY

  Because all of the Properties are used as healthcare facilities, Realty Company as well as Operating Company will be directly impacted by the risks associated with the healthcare industry. The ability of Operating Company and other lessees to generate profits and pay rent under their leases may be adversely impacted by such risks. See "Governmental Regulation."

 DEPENDENCE ON REIMBURSEMENT; MEDICARE AND MEDICAID AS MATERIAL SOURCES OF REVENUES

  Operating Company will derive a substantial portion of its net operating revenues from third-party payors, including the Medicare and Medicaid programs. In 1997 and 1996, Operating Company would have derived approximately 60% and 62% of its total revenues from the Medicare and Medicaid programs, respectively. Such programs are highly regulated and subject to frequent and substantial changes. The Balanced Budget Act of 1997 (the "Budget Act") is intended to reduce the increase in Medicare payments by $115 billion over the next five years and makes extensive changes in the Medicare and Medicaid programs. In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures and the assumption by healthcare providers of all or a portion of the financial risk. Efforts to impose greater discounts and more stringent cost controls by private payors are expected to continue. There can be no assurances that adequate reimbursement levels will continue to be available for services to be provided by Operating Company which are currently being reimbursed by Medicare, Medicaid or private payors. Significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on Operating Company's liquidity, financial condition and results of operations.

 EXTENSIVE REGULATION

  The healthcare industry is subject to extensive Federal, state and local regulation including, but not limited to, regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities, services and prices for services (collectively, the "Healthcare Regulations"). In particular, Medicare and Medicaid antikickback, antifraud and abuse amendments codified under Section 1128(B)(b) of the Social Security Act (the "Antikickback Amendments") prohibit certain business practices and relationships that might affect the provisions and cost of healthcare services reimbursable under Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid by Medicare or other governmental programs. Sanctions for violating the Antikickback Amendments include criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as the Medicare and Medicaid programs. In the ordinary course of its business, the Company is subject regularly to inquiries, investigations and audits by the Federal and state agencies that oversee these laws and regulations.

  Pursuant to the Medicare and Medicaid Patient and Program Protection Act of 1987, the Department of Health and Human Services ("HHS") has issued regulations that describe some of the conduct and business relationships permissible under the Antikickback Amendments ("Safe Harbors"). The fact that a given business arrangement does not fall within a Safe Harbor does not render the arrangement per se illegal. Business arrangements of healthcare service providers that fail to satisfy the applicable Safe Harbors criteria, however, risk increased scrutiny and possible sanctions by enforcement authorities.

  The Health Insurance Portability and Accountability Act of 1997, which became effective January 1, 1997, amends, among other things, Title XI (42 U.S.C. 1301 et seq.) to broaden the scope of current fraud and abuse laws to include all health plans, whether or not they are reimbursed under Federal programs.

  In addition, Section 1877 of the Social Security Act, which restricts referrals by physicians of Medicare and other government-program patients to providers of a broad range of designated health services with which they have ownership or certain other financial arrangements, was amended effective January 1, 1995, to significantly broaden the scope of prohibited physician referrals under the Medicare and Medicaid programs to providers with which they have ownership or certain other financial arrangements (the "Self-Referral Prohibitions"). Many states have adopted or are considering similar legislative proposals, some of which extend beyond the Medicaid program to prohibit the payment or receipt of remuneration for the referral of patients and physician self- referrals regardless of the source of the payment for the care. These laws and regulations are extremely complex and little judicial or regulatory interpretation exists. The Company does not believe its arrangements are, or that Operating Company's arrangements will be, in violation of the Self-Referral Prohibitions. There can be no assurance, however, that governmental officials charged with responsibility for enforcing the provisions of the Self-Referral Prohibitions will not assert that one or more of Operating Company's arrangements is in violation of such provisions.

  The Budget Act also provides a number of new antifraud and abuse provisions. The Budget Act contains new civil monetary penalties for violations of the Antikickback Amendments and imposes an affirmative duty on providers to insure that they do not employ or contract with persons excluded from the Medicare program. The Budget Act also provides a minimum ten year period for exclusion from participation in Federal healthcare programs for persons convicted of a prior healthcare offense.

  Some states require state approval for development and expansion of healthcare facilities and services, including findings of need for additional or expanded healthcare facilities or services. Certificates of Need ("CON"), which are issued by governmental agencies with jurisdiction over healthcare facilities, are at times required for expansion of existing facilities, construction of new facilities, addition of beds, acquisition of major items of equipment or introduction of new services. Realty Company will own and Operating Company will operate hospitals in 11 states that require state approval for the expansion of its facilities and services under CON programs. There can be no assurance that Realty Company or Operating Company will be able to obtain a CON for any or all future projects. If Realty Company or Operating Company are unable to obtain the requisite CON, their growth and business could be adversely affected.

  The Company is unable to predict the future course of Federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations. Changes in the regulatory framework could have a material adverse effect on Realty Company's or Operating Company's financial condition and results of operations.

 HEALTHCARE REFORM LEGISLATION

  Healthcare is one of the largest industries in the United States and continues to attract much legislative interest and public attention. The Budget Act, enacted in August 1997, contains extensive changes to the Medicare and Medicaid programs intended to reduce the projected amount of increase in payments under those programs by $115 billion and $13 billion, respectively, over the next five years. Under the Budget Act, annual growth rates for Medicare will be reduced from over 10% to approximately 7.5% for the next five years based on specific program baseline projections from the last five years. Virtually all spending reductions will come from providers and changes in program components. The Budget Act will affect reimbursement systems for each of Operating Company's operating units and thereby affect its ability to make the rental payments under the Leases.

  The Budget Act will reduce payments to many of Operating Company's facilities, including, but not limited to, payments made to Operating Company's hospitals, by reducing incentive payments pursuant to the Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA"), allowable costs for capital expenditures and bad debts, and payments for services to patients transferred from a prospective payment system ("PPS") hospital. The reductions in allowable costs for capital expenditures became effective October 1, 1997. The reductions in the TEFRA incentive payments and allowable costs for bad debts are expected to be effective beginning on September 1, 1998 with respect to Operating Company's hospitals. The reductions for payments for services to patients transferred from a PPS hospital are expected to be effective October 1, 1998. The Budget Act also requires the establishment of a prospective payment system for nursing centers for cost reporting periods beginning on or after July 1, 1998. During the first three years, the per diem rates for nursing centers will be based on a blend of facility-specific costs and Federal costs. Thereafter, the per diem rates will be based solely on Federal costs. The rates for such services have not been established or published. The payment received under the new prospective payment system will cover all services for Medicare patients including all ancillary services, such as respiratory therapy, physical therapy, occupational therapy, speech therapy and certain covered drugs. The Budget Act also requires an adjustment to the payment system for home health services for cost reporting periods beginning on or after October 1, 1997. The new system will adjust per visit limits and establish per beneficiary annual spending limits. A prospective payment system for home health services will be established by October 1, 1999.

  The Company management believes that the Budget Act will adversely impact Operating Company's hospital business by reducing payments previously described. Based on information currently available, management believes that the new prospective payment system will benefit its nursing center operations because (i) management believes that the average acuity levels of its patients will exceed the national average (which should result in increased payments per patient day) and (ii) because the Company expects to benefit from its ability to reduce the cost of providing ancillary services to patients in its facilities. The new Medicare prospective payment rates and related patient acuity measures will be established by the Health Care Financing Administration ("HCFA"), and as of the date hereof the Company does not know what these amounts will be. The Company believes that Operating Company's anticipated growth in nursing center profitability would be reduced if Congress acts to delay the effective date of the prospective payment system. As the nursing center industry adapts to the cost containment measures inherent in the new prospective payment system, management believes that the volume of ancillary services provided per patient day to nursing center patients could decline. In addition, as a result of these changes, many nursing centers may elect to provide ancillary services to their patients through internal staff and will no longer contract with outside parties for ancillary services. For these reasons and others, since the enactment of the Budget Act, sales of new contracts have declined and may continue to decline subject to the Company's success in implementing its Vencare comprehensive, full-service contracts sales strategy. The Company is developing, and Operating Company will be actively implementing, strategies and operational modifications to address changes in the Federal reimbursement system.

  In January 1998, HCFA issued rules changing Medicare reimbursement guidelines for therapy services that will be provided by Operating Company (including the rehabilitation contract therapy business acquired as part of the acquisition of TheraTx). Under the new rules, HCFA established salary equivalency limits for speech and occupational therapy services and revised limits for physical and respiratory therapy services. The limits are based on a blend of data from wage rates for hospitals and nursing centers and include salary, fringe benefit and expense factors. Rates are defined by specific geographic market areas, based upon a modified version of the hospital wage index. The new limits are effective for services provided on or after April 1, 1998 and are expected to impact negatively Vencare operating results in 1998. Operating Company will continue to charge client nursing centers in accordance with the revised guidelines until such nursing centers transition to the new prospective payment system. Under the new prospective payment system for nursing centers, the reimbursement for these services provided to nursing center patients will be a component of the total reimbursement allowed per nursing center patient and the salary equivalency guidelines will no longer be applicable. Most of Operating Company's client nursing centers are expected to transition to the new prospective payment system on or before January 1, 1999.

  There also continues to be state legislative proposals that would impose more limitations on government and private payments to providers of healthcare services such as Operating Company. Many states have enacted or are considering enacting measures that are designed to reduce their Medicaid expenditures and to make certain changes to private healthcare insurance. Some states also are considering regulatory changes that include a moratorium on the designation of additional long-term care hospitals and changes in the Medicaid reimbursement system applicable to Operating Company's hospitals. There are also a number of legislative proposals including cost caps and the establishment of Medicaid prospective payment systems for nursing centers. Moreover, by repealing the Boren Amendment, the Budget Act eases existing impediments on the states' ability to reduce their Medicaid reimbursement levels.

  There can be no assurance that the Budget Act, new salary equivalency rates, future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have a material adverse effect on Realty Company's and Operating Company's financial condition, results of operations and liquidity.

 RISKS RELATING TO STATE REGULATION

  Operating Company will operate seven hospitals and a chronic unit in Florida, a state which regulates hospital rates. These operations will contribute a significant portion of Operating Company's revenues and operating income from its hospitals. Accordingly, Operating Company's hospital revenues and operating income could be materially adversely affected by Florida's rate setting laws or other cost containment efforts. Operating Company will also operate ten hospitals in Texas, nine hospitals in California, and five hospitals in Illinois which will contribute a significant portion of Operating Company's revenues and operating income from its hospitals. Although Texas, California and Illinois do not currently regulate hospital rates, the adoption of such legislation or other cost containment measures in these or other states could have a material adverse effect on Operating Company's hospital revenues and operating income. Moreover, the repeal of the Boren Amendment by the Budget Act provides the states with greater flexibility to reduce their Medicaid reimbursement levels. The Company is unable to predict whether and in what form such legislation will be adopted. Certain other states in which Operating Company will operate hospitals require disclosure of specified financial information. In evaluating markets for expansion, Operating Company will consider the regulatory environment, including but not limited to, any mandated rate setting.

 HIGHLY COMPETITIVE INDUSTRY

  The healthcare services industry is highly competitive. Operating Company faces competition from general acute care hospitals and long-term care hospitals which provide services comparable to those that will be offered by Operating Company's hospitals. Many general acute care hospitals are larger and more established than Operating Company's hospitals. Certain hospitals that will compete with Operating Company's hospitals are operated by not-for-profit, nontaxpaying or governmental agencies, which can finance capital expenditures on a tax-exempt basis, and which receive funds and charitable contributions unavailable to Operating Company's hospitals. Operating Company may experience increased competition from existing hospitals as well as hospitals converted, in whole or in part, to specialized care facilities. Operating Company's nursing centers will compete on a local and regional basis with other nursing centers, and competition will also exist for the Vencare health services operations. It is also expected that Realty Company and Operating Company will continue to compete with other healthcare companies for the acquisition and development of additional hospitals, nursing centers and other healthcare assets and businesses.

COMPETITION FOR INVESTMENT OPPORTUNITIES BY REALTY COMPANY AND OPERATING
COMPANY

  Each of Realty Company and Operating Company may compete for investment opportunities with entities that have substantially greater financial resources than Realty Company or Operating Company. Realty Company's ability to compete successfully for such opportunities is affected by many factors, including the cost to Realty Company of obtaining debt and equity capital as compared to its competitors. The lower the cost of capital of Realty Company the lower the return on investments that will be required to operate profitably. Competition may generally reduce the number of suitable investment opportunities available to Realty Company or Operating Company and increase the bargaining power of property owners seeking to sell.

UNINSURED AND UNDERINSURED LOSSES OF REALTY COMPANY

  The Master Lease Agreement requires that comprehensive insurance and hazard insurance be maintained by Operating Company substantially at the levels currently maintained with respect to each of the Leased Properties including liability, fire and extended coverage. Leases for subsequently acquired healthcare properties will contain similar provisions. There are certain types of losses, generally of a catastrophic nature, such as earthquake and floods, however, that may be uninsurable or not economically insurable. Insurance coverage may not be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to such property.

NEED FOR ADDITIONAL FINANCING BY REALTY COMPANY FOR ACQUISITIONS AND
DEVELOPMENT

  Realty Company is expected to pursue acquisitions of additional healthcare properties. Acquisitions entail risks that investments will fail to perform in accordance with expectations and that estimates of the cost of improvements necessary to market acquired properties will prove inaccurate, as well as general investment risks associated with any new real estate investment. If market conditions are favorable, Realty Company may pursue opportunities in non-healthcare real estate. New project development is subject to numerous risks, including risks of construction delays or cost overruns that may increase project costs, new project commencement risks such as receipt of zoning, occupancy and other required governmental approvals and permits and the incurrence of development costs in connection with projects that are not pursued to completion. The fact that Realty Company must distribute 95% of its net taxable income in order to maintain its qualification as a REIT may limit Realty Company's ability to rely upon rental payments from the Properties or subsequently acquired properties to finance acquisitions or new developments. As a result, if debt or equity financing is not available on acceptable terms, further acquisitions or development activities might be curtailed or Cash Available for Distribution might be adversely affected.

RISKS ASSOCIATED WITH REIT STATUS

 FAILURE TO QUALIFY AS A REIT

  Realty Company is expected to operate and to cause its subsidiaries to operate so as to qualify as a REIT for Federal income tax purposes as of the Conversion Date. The Company has not operated as a REIT historically. The continued qualification of Realty Company as a REIT will depend on its continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount of its distributions to its stockholders. If Realty Company were to fail to qualify as a REIT in any taxable year, it would not be allowed a deduction for distributions to stockholders in computing its taxable income and would be subject to Federal income tax (including any applicable minimum tax) on its taxable income at regular corporate rates. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretation. The complexity of these provisions is greater in the case of Realty Company because of the Reorganization Transactions and the Distribution that Realty Company has undertaken in order to qualify as a REIT, including the elimination of any earnings and profits accumulated before the qualification of Realty Company as a REIT. Qualification as a REIT also involves the determination of various factual matters and circumstances not entirely in Realty Company's control. If Realty Company became disqualified, unless entitled to relief under certain Code provisions, Realty Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, Realty Company's Cash Available for Distribution would be reduced for each of the years involved. Although Realty Company currently is expected to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Realty Company Board to revoke the REIT election. See "Federal Income Tax Considerations--Taxation of Realty Company."

 RISK OF TAX REALLOCATION BECAUSE OF RELATED PARTY RENTALS

  If Realty Company and Operating Company are treated by the Internal Revenue Service (the "Service") as being under common control, the Service will be authorized to reallocate income and deductions between them to reflect arm's-length terms. Were the Service successfully to establish that rents were excessive, (i) Operating Company would be denied a deduction for the excessive portion, (ii) Operating Company would be subject to a penalty on the portion deemed excessive and (iii) Operating Company stockholders would be deemed to have received a distribution that was then contributed to the capital of Realty Company. To the extent that rents were insufficient, Realty Company (i) would be subject to a penalty on the portion deemed insufficient and (ii) would be deemed to have made a distribution to its shareholders equal to the insufficiency. The Company believes the Master Lease Agreement reflects terms that would have been obtained in arm's length negotiations.

  Tenet Healthcare Corporation ("Tenet") will beneficially own, in the aggregate, 12.3% of Realty Company Common Stock and Operating Company Common Stock as a result of the Distribution (based on the information contained in the Schedule 13G dated January 10, 1996 filed by Tenet). Under applicable provisions of the Code, Realty Company will not be treated as a REIT unless it satisfies, among other things, requirements relating to the sources of its gross income. See "Federal Income Tax Considerations--Taxation of Realty Company." Rents received or accrued by Realty Company from Operating Company will not be treated as qualifying rent for purposes of these requirements if Realty Company is treated, either directly or under the applicable attribution rules, as owning 10% or more of Operating Company Common Stock. Realty Company will be treated as owning, under the applicable attribution rules, 10% or more of Operating Company Common Stock at any time that Tenet owns, directly or under the applicable attribution rules, (a) 10% or more of Realty Company Common Stock and (b) 10% or more of Operating Company Common Stock. Thus, in order for the rents received or accrued by Realty Company from Operating Company to be treated as qualifying rent for purposes of the REIT gross income requirements, the Company intends to reduce Tenet's ownership in Realty Company or Operating Company (or both) to under 10% prior to the Conversion Date. If, prior to the Conversion Date, Tenet does not directly or under the applicable attribution rules own less than 10% of the Common Stock of either Realty Company or Operating Company, Realty Company may fail to qualify as a REIT for the 1999 tax year (and for all subsequent years in which Tenet's interest is not so reduced) and would be subject to tax on its taxable income at regular corporate rates. In addition, distributions to stockholders during such tax years would not be deductible by Realty Company and would not be required to be made.

 TAX RISKS FOR U.S. STOCKHOLDERS

  In order to qualify as a REIT, Realty Company generally will be required each year to distribute to its stockholders at least 95% of its net taxable income (excluding any net capital gain). In addition, Realty Company will be subject to Federal income tax on its undistributed taxable income at regular corporate rates and will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it during (or required to be paid during) any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year (other than capital gain income which Realty Company elects to retain and pay tax on) and (iii) 100% of its undistributed income from prior years. Pursuant to recently enacted legislation, Realty Company may elect to retain rather than distribute its net long-term capital gains. The effect of such an election is that (i) Realty Company is required to pay the tax on such gains, (ii) U.S. Stockholders, while required to include their proportionate share of the undistributed long-term capital gains in income, will receive a credit or refund for their share of the tax paid by Realty Company, and (iii) the basis of a U.S. Stockholder's stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of capital gains tax paid by Realty Company) included in the U.S. Stockholder's long-term capital gains.

  Distributions by Realty Company will be determined by the Realty Company Board and will be dependent on a number of factors, including the amount of Realty Company's Funds From Operations, Realty Company's financial condition, any decision by the Realty Company Board to reinvest funds rather than to distribute such funds, Realty Company's capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Realty Company Board deems relevant. For Federal income tax purposes, distributions paid to stockholders may consist of ordinary income, capital gains, nontaxable return of capital, or a combination thereof. Realty Company will provide its stockholders with an annual statement as to its designation of the taxability of distributions. See "Federal Income Tax Considerations--Taxation of Realty Company."

 INABILITY OF REALTY COMPANY TO MAINTAIN DISTRIBUTIONS

  Following the Conversion Date, Realty Company will be required to make distributions to its stockholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. Realty Company's Funds From Operations will be generated primarily by its share of the income from the Master Lease Agreement. Differences in timing between taxable income and Funds From Operations could require Realty Company to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. Restrictions in Realty Company's indebtedness, including the Realty Company Debt Facilities, could preclude it from meeting the 95% distribution requirement. Beginning January 1, 1999, Realty Company's distributions to its stockholders on a quarterly basis are expected to be equal to a payout ratio of approximately 80% of Funds From Operations. See "Distribution and Dividend Policy--Realty Company." Decreases in Funds From Operations due to unfinanced expenditures for acquisitions of properties or increases in the number of shares of Realty Company Common Stock outstanding without commensurate increases in Funds From Operations each would adversely affect the ability of Realty Company to maintain distributions to its common stockholders. While the terms of the Company Bank Facility and the Company Notes restrict the payment of dividends by the Company, in connection with the Financing Transactions, the Company intends to refinance, repurchase or assign substantially all of its existing indebtedness. The terms of the Realty Company Debt Facilities are not expected to directly restrict Realty Company's ability to make distributions to its stockholders in accordance with the distribution requirements under the Code for Realty Company to qualify or maintain its qualification as a REIT for Federal income tax purposes. However, the Realty Company Debt Facilities may restrict the ability of Realty Company to incur additional indebtedness under certain circumstances, thereby, preventing Realty Company from borrowing funds in order to make such distributions. See "The Reorganization Proposal and the Distribution Proposal--The Reorganization Proposal--Financing." Moreover, the failure of Operating Company to make rental payments under the Leases would materially impair the ability of Realty Company to make distributions. Consequently, there can be no assurance that Realty Company will be able to make distributions at the anticipated distribution rate or any other rate. See "Distribution and Dividend Policy--Realty Company."

 LIMITATIONS ON ACQUISITIONS AND TRANSFERS OF REALTY COMPANY CAPITAL STOCK

  In order for Realty Company to maintain its qualification as a REIT following the Conversion Date, no more than 50% of the value of its outstanding stock may be owned, directly or constructively, by five or fewer individuals or entities (as set forth in the Code and as referred to herein as an "Individual"). Upon consummation of the Reorganization Transactions and the Distribution, the Company Charter will, subject to adoption of the REIT Charter Amendment Proposal, prohibit, subject to certain exceptions, direct, indirect and constructive ownership of more than 9.0% of the outstanding shares of Realty Company Common Stock or 9.9% of the outstanding shares of any class of Realty Company Preferred Stock by any Individual (except for certain existing stockholders) (the "Ownership Limit"). See "Federal Income Tax Considerations--Taxation of Realty Company." The constructive ownership rules are complex and may cause shares of capital stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.0% of the outstanding shares of Realty Company Common Stock or 9.9% of the outstanding shares of any class of Realty Company Preferred Stock (or the acquisition of an interest in an entity which owns shares of Realty Company's capital stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.0% of the outstanding shares of Realty Company's Common Stock or 9.9% of the outstanding shares of any class of Realty Company Preferred Stock and thus subject such shares of Realty Company's capital stock to the Ownership Limit. A transfer of shares to a person who, as a result of the transfer violates the Ownership Limit, may be void under some circumstances or may be transferred to a trust, for the benefit of one or more qualified charitable organizations designated by Realty Company, with the intended transferee having only a right to share (to the extent of the transferee's original purchase price for such shares) in proceeds from the trust's sale of such shares. See "Federal Income Tax Considerations--Taxation of Realty Company" and "The Charter Amendment Proposals--REIT Charter Amendment Proposal" for additional information regarding the Ownership Limit.

 POSSIBLE TAXATION ON CAPITAL GAINS

  Pursuant to an election to be made by Realty Company and to be made by its subsidiaries under Internal Revenue Service Notice 88-19, if during the ten-year period beginning on the first day (the "Qualification Date") of the first taxable year for which Realty Company qualified as a REIT, Realty Company or any such subsidiary recognizes gain on the disposition of any property (including, any partnership interest) held by Realty Company or any such subsidiary, then, to the extent of the excess of (i) the fair market value of such property as of the Qualification Date over (ii) the adjusted income tax basis of Realty Company or any such subsidiary in such property ("built-in gain") as of the Qualification Date, Realty Company and such subsidiary as the case may be, will be required to pay a corporate level Federal income tax on such gain at the highest regular corporate rate. The amount of gain upon which Realty Company will be required to pay tax will not exceed Realty Company's aggregate net built-in gain as of the Qualification Date, i.e., the amount by which the fair market value of all its assets exceeded then adjusted income tax basis on that date. Realty Company and its subsidiaries are not currently expected to dispose of any such property in a manner that would trigger such tax consequences but there can be no assurance that such dispositions will not occur in the future.

  Distributions to stockholders are taxable as dividends to the extent of Realty Company's current and accumulated earnings and profits until the Conversion Date. Realty Company's earnings and profits would be increased by a gain on the sale of property. That gain will include built-in gain as of the Qualification Date.

EFFECT OF MARKET INTEREST RATES ON PRICE OF REALTY COMPANY COMMON STOCK AND COST OF FUNDS

  One of the factors that may influence the price of Realty Company Common Stock in public trading markets will be the annual yield from distributions by Realty Company on the Realty Company Common Stock as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of the shares of Realty Company Common Stock. In addition, increases in market interest rates could increase the cost of funds borrowed to make future investments.

LACK OF HISTORICAL FINANCIAL INFORMATION FOR REALTY COMPANY

  The historical consolidated and pro forma financial information included in this Proxy Statement may not necessarily reflect the results of operations, financial position and cash flows of Operating Company or Realty Company in the future or the results of operations, financial position and cash flows had Operating Company operated as a separate stand-alone entity, had the Company operated as a REIT and had the entities operated under the relationships they will have in the future during the periods presented. The financial information included herein does not reflect a number of significant changes that may occur in the funding and operations of Operating Company or Realty Company as a result of or in connection with the Reorganization Transactions and the Distribution. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Realty Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Operating Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company," "Realty Company Unaudited Pro Forma Consolidated Financial Statements" and "Operating Company Unaudited Pro Forma Consolidated Financial Statements."

POTENTIAL LIABILITIES DUE TO FRAUDULENT TRANSFER CONSIDERATIONS AND LEGAL DIVIDEND REQUIREMENTS

  The Reorganization Transactions and the Distribution are subject to review under Federal and state fraudulent conveyance laws. Under these laws, if a court in a lawsuit by an unpaid creditor or a representative of creditors (such as a trustee or debtor-in-possession in bankruptcy of the Company or any of its respective subsidiaries) were to determine that the Company did not receive fair consideration or reasonably equivalent value for distributing the stock distributed in the Distribution and, at the time of the Distribution, the Company or any of its subsidiaries (i) were insolvent or would be rendered insolvent, (ii) were to have had unreasonably small capital with which to carry on its business and all businesses in which it intended to engage, or
(iii) were to have intended to incur, or believed it would incur, debts beyond its ability to repay such debts as they would mature, then such court could order the holders of the stock distributed in the Distribution to return the value of the stock and any dividends paid thereon, bar future dividend and redemption payments on the stock, and invalidate, in whole or in part, the Distribution as a fraudulent conveyance.

  The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction's law is applied. Generally, however, an entity would be considered insolvent if the present fair saleable value of its assets is less than (i) the amount of its liabilities (including contingent liabilities) or (ii) the amount that will be required to pay its probable liabilities on its existing debts as they become absolute and mature. No assurance can be given as to what standard a court would apply in determining insolvency or that a court would not determine that the Company or any of its subsidiaries was "insolvent" at the time of or after giving effect to the Distribution.

  In addition, the Distribution is subject to review under state corporate distribution and dividend statutes. Under Delaware Law, a corporation may not pay a dividend to its stockholders if (i) the net assets of the corporation do not exceed its capital, unless the amount proposed to be paid as a dividend is less than the corporation's net profits for the current and/or preceding fiscal year in which the dividend is to be paid, or (ii) the capital of the corporation is less than the aggregate amount allocable to all classes of its preferred stock.

  The Company Board believes that (i) the Company and each of its subsidiaries will be solvent (in accordance with the foregoing definitions) at the time of Distribution, will be able to repay its debts as they mature following the Reorganization Transactions and the Distribution and will have sufficient capital to carry on their respective businesses and (ii) the Distribution will be made entirely in compliance with Section 173 of Delaware Law. There is no certainty, however, that a court would reach the same conclusions in determining whether the Company was insolvent at the time of, or after giving effect to, the Reorganization Transactions and the Distribution or whether lawful funds were available for the Distribution.

  The Reorganization Agreement and certain of the ancillary agreements to the Reorganization Agreement provide for the allocation, immediately prior to the Distribution, of certain debt of the Company. Further, pursuant to the Reorganization Agreement, from and after the date of the Reorganization Transactions and the

Distribution, each of Realty Company and Operating Company will be responsible for the debts, liabilities and other obligations related to the businesses which it owns and operates following the consummation of the Reorganization Transactions and the Distribution. It is possible that a court would disregard the allocation agreed to among the parties, and require Operating Company or Realty Company to assume responsibility for obligations allocated to the other, particularly if the other were to refuse or to be unable to pay or perform the subject allocated obligations. See "Relationship Between Realty Company and Operating Company After the Distribution."

UNCERTAINTY OF TRADING MARKETS

 OPERATING COMPANY COMMON STOCK

  There is not an established public trading for the Operating Company Common Stock. It is currently anticipated that the Operating Company Common Stock will be approved for listing on the New York Stock Exchange (the "NYSE") prior to the Reorganization Transactions.

  There can be no assurance as to the price at which Operating Company Common Stock will trade. Until the Operating Company Common Stock is fully distributed and an orderly market develops, the prices at which the shares trade may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. Prices for shares of Operating Company Common Stock will be determined by the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, investor perception of Operating Company, changes in economic conditions in the healthcare industry and general economic and market conditions.

 REALTY COMPANY COMMON STOCK

  It is expected that the Company Common Stock will continue to be listed and traded on the NYSE after the Distribution under the name "Ventas, Inc." Following the Distribution, the trading price of Company Common Stock is expected to be lower than the trading prices of Company Common Stock immediately prior to the Distribution.

  There can be no assurance as to the price at which Realty Company Common Stock will trade. Prices for shares of Realty Company Common Stock will be determined by the marketplace and may be influenced by many factors including the depth and liquidity of the market for the shares, investor perception of Realty Company, interest rate fluctuations, Realty Company's distribution policy and general economic and market conditions. Realty Company does not anticipate paying a dividend until the first quarter of 1999 which may also affect the trading price.

  The combined trading prices of Realty Company Common Stock and Operating Company Common Stock held by stockholders after the Distribution may be less than, equal to or greater than the trading price of Company Common Stock prior to the Distribution. See "The Reorganization Proposal and the Distribution Proposal--Listing and Trading of Realty Company Common Stock and Operating Company Common Stock."

NO PAYMENT OF DIVIDENDS BY OPERATING COMPANY

  Operating Company does not intend to pay cash dividends on Operating Company Common Stock in the foreseeable future so that it may reinvest its earnings in the development of its business and reduce indebtedness. The payment of dividends on Operating Company Common Stock in the future will be at the discretion of the Operating Company Board. Restrictions imposed by the Operating Company Debt Facilities and other securities or agreements of Operating Company are expected to limit the payment of dividends by Operating Company. No assurance can be given that Operating Company will pay any dividends.

CERTAIN ANTI-TAKEOVER EFFECTS

  The REIT Charter Amendment Proposal and the Preferred Stock Charter Amendment Proposal may make an acquisition of control of Realty Company without approval of the Realty Company Board more difficult.

  Upon consummation of the Distribution, certain provisions of Operating Company's Certificate of Incorporation (the "Operating Company Charter") and Operating Company's By-laws (the "Operating Company By-laws") and Delaware Law could discourage potential acquisition proposals and could delay or prevent a change in control of Operating Company. Such provisions could also inhibit fluctuations in the market price of Operating Company Common Stock that could result from takeover attempts. In addition, certain provisions of the Master Lease Agreement may have similar effects.

 PREFERRED STOCK CHARTER AMENDMENT PROPOSAL

  If the Preferred Stock Charter Amendment Proposal is approved, the Company intends to increase the number of authorized shares of Company Preferred Stock (i.e., Realty Company Preferred Stock following the Distribution) from 1,000,000 shares to 10,000,000 shares. Following the Distribution, the authorized shares of Realty Company Preferred Stock, as well as shares of Realty Company Common Stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange on which Realty Company securities may be listed.

  The Realty Company Board could issue a series of Realty Company Preferred Stock that could, subject to certain limitations imposed by the securities laws and stock exchange rules, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, such series of Realty Company Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction. The Realty Company Board will make any determination to issue such shares based on their judgment as to the best interests of Realty Company and its then existing stockholders. The Realty Company Board, in so acting, could issue Realty Company Preferred Stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock. The authorized and unissued Realty Company Preferred Stock, as well as the authorized and unissued Realty Company Common Stock, would be available, and the Realty Company Charter explicitly authorizes use of its capital stock, for the above purposes.

  See "Certain Anti-Takeover Effects of Certain Charter and By-laws Provisions and the Company Rights."

           THE REORGANIZATION PROPOSAL AND THE DISTRIBUTION PROPOSAL

BACKGROUND AND REASONS FOR THE REORGANIZATION TRANSACTIONS AND THE
DISTRIBUTION

  The Company has operated as one of the largest providers of long-term healthcare services in the United States. At December 31, 1997, the Company's operations included 60 long-term acute care hospitals containing 5,273 licensed beds, 309 nursing centers containing 40,383 licensed beds, and Vencare, which provides respiratory and rehabilitation therapies and medical and pharmacy management services to approximately 2,900 healthcare facilities. The Company Board has decided to separate the Company into two publicly owned companies as of the Distribution Date: (1) Realty Company, which will operate as a self-administered, self-managed realty company (and as a REIT upon election of REIT status on January 1, 1999), and will initially hold substantially all of the Company-owned land, buildings and other improvements, and certain other real estate related assets, including 46 of the 60 long-term acute care hospitals and 210 of the 309 nursing centers operated by the Company as of December 31, 1997; and (2) Operating Company, a newly formed holding company, which will, after certain internal mergers and stock and asset transfers are effected, directly or indirectly, hold all of the other assets and liabilities relating to operation of the Company's historical business, including the Development Properties, and will manage, operate and lease the Leased Properties (and upon completion of development, the Development Properties purchased by Realty Company) from Realty Company. Following the Distribution, Realty Company will continue the corporate existence of the Company.

  The Company Board believes that the separation of Operating Company from the Company and the Company's conversion to a REIT as of January 1, 1999 will benefit the Company's stockholders by giving them a continuing interest in a leading long-term healthcare company and a tax-advantaged REIT security that is expected to provide both the opportunity for consistent cash dividends and capital appreciation as Realty Company acquires additional properties. If Realty Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income taxes on that portion of its ordinary income or capital gain that is distributed to stockholders. Such treatment substantially eliminates the Federal "double taxation" on earnings (at the corporate and the stockholder levels) that generally results from investment in a corporation. See "Federal Income Tax Considerations--Taxation of Realty Company."

  Upon conversion to REIT status, Realty Company will be able to benefit from the tax advantages that apply to REITs and stockholders will receive quarterly distributions that are at least sufficient to satisfy the annual distribution requirements for REITs. See "Federal Income Tax Considerations" and "Distribution and Dividend Policy--Realty Company." The Company Board believes this will highlight the value of the Company's real estate assets and permit stockholders to realize a regular cash return on that value. In addition, although historically the Company has been primarily recognized as a long-term healthcare company, successful acquisition of healthcare related real estate, particularly hospitals and nursing centers, has always been an important component of the Company's success. The management of Realty Company expects that its acquisition strategy will focus primarily on transactions in the healthcare industry, but over time it may effect transactions in other industries that management determines have the opportunity to generate attractive returns. In particular, the Company Board believes that Realty Company will be able to pursue real estate opportunities that may yield attractive investment returns but which are not necessarily consistent with the Company's current operating strategies.

  Company stockholders will also retain, through the Distribution, their proportionate interest in one of the largest providers of long-term healthcare services in the United States. The Company's full-service integrated network of hospitals, nursing centers and ancillary service providers will enable Operating Company to continue to meet the range of needs of patients requiring long-term care while further expanding its long-term care operations. The Company Board believes that Operating Company will benefit from a strategic relationship with Realty Company because Operating Company's management will be able to focus its time and resources on its healthcare operations and at the same time, through the Participation Agreement, have a right of first offer to lease and operate certain healthcare properties acquired by Realty Company for a period of three years following the Distribution Date. The Company Board believes that the more highly leveraged capital structure of Operating

Company is appropriate for a company with the expected growth and cash flow characteristics of Operating Company. The Company Board also recognizes that this additional leverage carries with it certain increased risks. See "Risk Factors."

REQUIRED VOTE

  Under Delaware Law, approval of each of the Reorganization Proposal and the Distribution Proposal requires the affirmative vote of a majority of the shares of Company Common Stock outstanding and eligible to vote at the Annual Meeting.

RECOMMENDATION OF THE COMPANY BOARD

  THE COMPANY BOARD HAS UNANIMOUSLY APPROVED THE REORGANIZATION PROPOSAL AND THE DISTRIBUTION PROPOSAL AND RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE REORGANIZATION PROPOSAL AND "FOR" THE DISTRIBUTION PROPOSAL.

  The Company currently expects that, subject to approval of the Reorganization Proposal, the Distribution Proposal, the Charter Amendment Proposals and the satisfaction of the other conditions set forth under "--
 Conditions; Termination," the Reorganization Transactions and the Distribution would be effected.

THE REORGANIZATION PROPOSAL

 INTERNAL MERGERS AND TRANSFERS

  On or prior to the Distribution Date, the Company will effect certain internal mergers and stock and asset transfers intended to allocate the assets and liabilities relating to the Properties to Realty Company and the other assets and liabilities relating to the operation of the Company's historical business, including the Development Properties, to Operating Company. The principal internal mergers and stock and asset transfers are as follows: (a) all of the Company's subsidiaries which hold any of the Properties, other than TheraTx and Transitional will merge with and into the Company; (b) TheraTx and Transitional will transfer all of the real property and real property related assets which they own that are included in the Properties to the Company; (c) the Company will form Operating Company; and (d) the Company will transfer all of the Transferred Assets to Operating Company (or subsidiaries of Operating Company) and, in exchange for the Transferred Assets, Operating Company will issue the Operating Company Common Stock to be distributed pursuant to the Distribution to the Company.

 MASTER LEASE AGREEMENT

  On or prior to the Distribution Date, Realty Company and Operating Company will enter into the Master Lease Agreement pursuant to which Realty Company will lease all of the Leased Properties (and upon completion of development, the Development Properties purchased by Realty Company) to Operating Company. See "Relationship Between Realty Company and Operating Company After the Distribution--Master Lease Agreement."

 DEVELOPMENT AGREEMENT

  On or prior to the Distribution Date, Realty Company and Operating Company will enter into the Development Agreement pursuant to which Operating Company will complete the development of the Development Properties and thereafter, at the option of Realty Company, sell to, and lease back from, Realty Company, the Development Properties. The terms of the leases for the Development Properties purchased by Realty Company will be substantially similar to the Master Lease Agreement. See "Relationship between Realty Company and Operating Company After the Distribution--Development Agreement."

 FINANCING

  In connection with the Reorganization Transactions, the Company expects that all or substantially all of the Company's existing $2.0 billion of indebtedness, consisting primarily of amounts drawn under the Company Bank Facility and up to all $750 million of the Company Notes will be repaid or repurchased and refinanced with bank borrowings and/or securities issuances by each of Realty Company and Operating Company. In lieu of repurchasing the Company Notes, the Company may assign to Operating Company, and Operating Company would assume, the Company Notes.

  Realty Company is expected to have approximately $1.0 billion in total indebtedness as of the Distribution Date and approximately $200 million in credit available under the Realty Company Credit Facility. It is expected that capital necessary to fund Realty Company's capital requirements will be available from the following sources: (i) the Realty Company Credit Facility in the amount of $250 million, (ii) the Realty Company Term A Loan in the amount of $250 million, (iii) the Realty Company Term B Loan in the amount of $250 million, and (iv) the Realty Company Bridge Loan in the amount of $450 million. Realty Company expects that it will refinance the Realty Company Bridge Loan with the Realty Company Credit Facility or the issuance of CMBS or a combination thereof.

  Operating Company is expected to have approximately $1.09 billion in indebtedness as of the Distribution Date and approximately $213 million in credit available under the Operating Company Credit Facility. It is expected that capital necessary to fund Operating Company's capital requirements will be available from the following sources: (i) the Operating Company Credit Facility in the amount of $300 million, (ii) the Operating Company Term A Loan in the amount of $300 million, (iii) the Operating Company Term B Loan in the amount of $200 million, (iv) the Operating Company Bridge Loan in the amount of $200 million, to be repaid from the proceeds of the sale of certain non-strategic assets, including the sale of Atria Common Stock to be owned by Operating Company following the Reorganization Transactions, (v) $17.7 million of Operating Company Series A Preferred Stock, and (vi) the Operating Company Subordinated Debt in the amount of $300 million. If Operating Company is unable to sell the Atria Common Stock or other assets, Operating Company expects that it would be required to refinance the Operating Company Bridge Loan with the Operating Company Credit Facility or a public debt or equity offering, or a combination thereof.

  The Company has received proposals from financial institutions for all of the financing requirements of Realty Company and Operating Company. The Company is negotiating the terms of such financing and expects such financing to be achieved on terms acceptable to the Company.

THE DISTRIBUTION PROPOSAL

  In the event that the Company's stockholders approve the Reorganization Proposal, the Distribution Proposal and the Charter Amendment Proposals, the Company Board has approved (subject to the satisfaction of the other conditions to the Reorganization Transactions and the Distribution discussed under "--Conditions; Termination" and the actual declaration of the dividend in respect of the Distribution) a plan to distribute the outstanding shares of Operating Company Common Stock to all holders of outstanding Company Common Stock. It is expected that the Distribution will be made on or before April 30, 1998, the Distribution Date, on a pro rata basis to holders of record of issued and outstanding Company Common Stock on the Distribution Record Date. The Company currently intends to use a direct registration system to implement the distribution of shares of Operating Company Common Stock. On the Distribution Date, a certificate representing all issued and outstanding shares of Operating Company Common Stock will be delivered by the Company to National City Bank of Cleveland, Ohio, as the distribution agent (the "Distribution Agent"). As soon as practicable thereafter, an account statement will be mailed to each stockholder of record as of the Distribution Record Date, stating the number of shares of Operating Company Common Stock, including fractional shares, received by such stockholder in the Distribution. Following the Distribution, stockholders may request physical certificates for their shares of Operating Company Common Stock. In that case, fractional shares will not be issued but, instead, cash will be paid with respect to such fractional shares. Holders of record of Company Common Stock as of the Distribution Record Date will receive shares of Operating Company Common Stock on the basis of the Distribution Ratio of one share of Operating Company Common Stock for each share of Company Common Stock held on the Distribution Record Date (including shares held in the Vencor Retirement Savings Plan). The Company believes that such Distribution Ratio will create a stockholder base and trading market similar to that of the Company prior to the Distribution. No certificates or scrip representing fractional interests in a share of Operating Company Common Stock will be issued if a stockholder requests physical certificates. Instead, with respect to shares for which physical certificates are requested, the Distribution Agent will, as soon as practicable after the Distribution Date, aggregate and sell such fractional interests at then prevailing prices and distribute the net cash proceeds to stockholders entitled thereto pro rata based on their fractional interests in a share of Operating Company Common Stock. See "-- Federal Income Tax Consequences of the Distribution." All shares of Operating Company Common Stock issued will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. See "Description of Capital Stock--Operating Company."

  No holder of Company Common Stock will be required to pay any cash or other consideration to the Company for shares of Operating Company Common Stock received in the Distribution or to surrender or exchange shares of Company Common Stock in order to receive shares of Operating Company Common Stock.

  Certificates representing outstanding shares of Company Common Stock will continue to represent rights (the "Company Rights") to purchase shares of the Company's Series A Participating Preferred Stock pursuant to the Company Rights Agreement (as defined herein). See "Description of Capital Stock-- Realty Company."

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

  A U.S. Stockholder will include the fair market value of the Operating Company Common Stock received pursuant to the Distribution in gross income as ordinary dividend income to the extent of the U.S. Stockholder's share of the current or accumulated tax earnings and profits of the Company through the end of 1998. Based on the Company's analysis of its earnings and profits and assuming that the value of Operating Company Common Stock at the time of Distribution is not greater than $11.50 per share, the Company expects that a U.S. Stockholder will not have more than $4.30 of dividend income per share of Company Common Stock. To the extent the value of Operating Company Common Stock on the Distribution Date exceeds the per share earnings and profits of the Company, a U.S. Stockholder will be required to reduce its basis in its shares of Company Common Stock by such excess. A U.S. Stockholder whose basis in its shares of Company Common Stock is thereby reduced to zero will recognize capital gain in the amount of any remaining value of Operating Company Common Stock received. A U.S. Stockholder's holding period in the Distributed Shares will begin on the day after the Distribution Date. See "Federal Income Tax Considerations--Ownership and Disposition of Distributed Shares." Realty Company expects to report to U.S. Stockholders the portion of the Distribution that should be treated as a dividend in January 1999.

  A U.S. Stockholder that is a corporation will, subject to generally applicable limitations, be entitled to a dividends received deduction in amount equal to 70% of the amount of the Distribution received by it that is a dividend. If a dividend is deemed to be "extraordinary" under Section 1059 of the Code, a corporate stockholder may be required to reduce its basis in the stock by the nontaxed portion of the dividend.

  The Reorganization Transactions and the Distribution will be a taxable transaction to the Company. The tax payable by the Company will be dependent upon the trading price of Operating Company Common Stock immediately following the Distribution and certain other factors. If the value of Operating Company Common Stock immediately following the Distribution is not greater than $11.50 per share, the Company expects that it will not be subject to a material amount of Federal tax as a result of the Reorganization Transactions and the Distribution.

LISTING AND TRADING OF REALTY COMPANY COMMON STOCK AND OPERATING COMPANY COMMON STOCK

  It is expected that Company Common Stock (i.e., Realty Company Common Stock following the Distribution) will continue to be listed and traded on the NYSE after the Distribution. There is not currently a public market for Operating Company Common Stock. Prices at which Operating Company Common Stock may trade prior to the Distribution on a "when-issued" basis or after the Distribution cannot be predicted. Until Operating Company Common Stock is fully distributed and an orderly market develops, the prices at which trading in Operating Company Common Stock occurs may fluctuate significantly. The prices at which Operating Company Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for Operating Company Common Stock, investor perception of Operating Company and the healthcare industry, Operating Company's dividend policy and general economic and market conditions. See "Risk Factors--Uncertainty of Trading Markets." In addition, the combined trading prices of Realty Company Common Stock and Operating Company Common Stock held by stockholders after the Distribution may be less than, equal to or greater than the trading price of Company Common Stock prior to the Distribution. See "Risk Factors--Uncertainty of Trading Markets."

  Operating Company will file an application to list the Operating Company Common Stock on the NYSE. Operating Company initially will have approximately 4,600 stockholders of record based upon the number of stockholders of record of the Company as of February 27, 1998. For certain information regarding options to purchase Operating Company Common Stock that will be outstanding after the Distribution, see "Relationship Between Realty Company and Operating Company After the Distribution--Employee Benefits Agreement."

  Shares of Operating Company Common Stock distributed to the Company's stockholders in the Distribution will be freely transferable, except for securities received by persons who may be deemed to be "affiliates" of Operating Company pursuant to the Securities Act. Persons who may be deemed to be "affiliates" of Operating Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, Operating Company and may include certain officers and directors of Operating Company as well as principal stockholders of Operating Company, if any. Persons who are affiliates of Operating Company will be permitted to sell their shares of Operating Company Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

REGULATORY APPROVALS

  The Company's hospitals, nursing centers, institutional pharmacies and home care and hospice operations are licensed to operate by various state and Federal agencies. As a result of the Reorganization Transactions and the Distribution, the changes in the corporate entities conducting these operations will be treated as a change of ownership by these state and Federal agencies. In most instances, notification of an impending change in ownership is required 60 to 90 days prior to the desired effective date of such change. Depending on the circumstances of each transaction and the licensing agency involved, the actual approval process could exceed well beyond the 60 to 90 day period. During this 60 to 90 day period, the new licensee will be required to provide information supporting the change of ownership. Upon approval by each agency, a new license will be issued in the name of the new corporate entity operating the facility.

  The Company does not believe that any other material Federal or state regulatory approvals will be required in connection with the Reorganization Transactions and the Distribution.

ACCOUNTING TREATMENT

  The historical consolidated financial statements of the Company will become the historical consolidated financial statements of Operating Company after the Distribution Date. Realty Company will not have been operated as a realty company prior to the Distribution Date. Accordingly, the financial statements of Realty Company will consist solely of its operations after the Distribution Date. The assets and liabilities of both Operating Company and Realty Company will be recorded at their respective historical carrying values at the Distribution Date.

CONDITIONS; TERMINATION

  The Reorganization Transactions and the Distribution are conditioned upon the satisfaction of the following conditions: (1) approval of the Reorganization Proposal, the Distribution Proposal and the Charter Amendment Proposals by the Company's stockholders at the Annual Meeting; (2) certain transactions (including the internal mergers and stock and asset transfers described in "--The Reorganization Proposal--Internal Mergers and Transfers") having been consummated; (3) Operating Company Common Stock having been approved for listing on the NYSE, subject to official notice of issuance; (4) the Registration Statement on Form 10 (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission") to register the Operating Company Common Stock under the Exchange Act having become effective and no stop order being in effect; (5) all material authorizations, consents, approvals and clearances of U.S. Federal, state and local, and foreign governmental agencies having been obtained; (6) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority, being in effect preventing the consummation of the Reorganization Transactions or the Distribution; and (7) the Financing Transactions being in place and all conditions to borrowing or financing thereunder having been satisfied, and all material consents, waivers or amendments to any bank credit agreement, debt security or other financing facility having been obtained, or each such agreement, security or facility having been refinanced, in each case, on terms satisfactory to the Company.

  The Company Board does not intend to waive any of the conditions, except that if the stockholders approve the Reorganization Proposal and the Distribution Proposal but do not approve each of the Charter Amendment Proposals, the Company Board will reevaluate its intention to complete the Reorganization Transactions and the Distribution. After such review, the Company Board could decide to cancel the Reorganization Transactions and the Distribution or waive the condition that the Charter Amendment Proposals be approved and to complete the Reorganization Transactions and the Distribution despite such lack of approval. If the Company Board decides to waive the condition that stockholders approve the Charter Amendment Proposals, the Company does not intend to resolicit stockholder approval of the Reorganization Proposal, the Distribution Proposal or any of the Charter Amendment Proposals. Even if all the above conditions are satisfied, the Company Board has reserved the right to cancel or defer the Reorganization Transactions and the Distribution at any time prior to the Distribution Date. See "Relationship Between Realty Company and Operating Company After the Distribution--Distribution Agreement."

           RELATIONSHIP BETWEEN REALTY COMPANY AND OPERATING COMPANY
                            AFTER THE DISTRIBUTION

  For the purpose of governing certain of the ongoing relationships between Realty Company and Operating Company after the Distribution and to provide mechanisms for an orderly transition, Realty Company and Operating Company or their respective subsidiaries, as applicable, will enter into the various agreements, and will adopt policies, as described in this section prior to or on the Distribution Date. The Company believes that the agreements will contain terms which generally are comparable to those which would have been reached in arm's length negotiations with unaffiliated parties. Certain of the agreements summarized in this section will be included as exhibits to the Registration Statement, and the following summaries are qualified in their entirety by reference to the agreements as filed.

REORGANIZATION AGREEMENT

  Assuming the Reorganization Transactions occur, Realty Company and Operating Company expect to enter into the Reorganization Agreement which will provide for, among other things, the conditions to the Reorganization Transactions (see "The Reorganization Proposal and the Distribution Proposal--Conditions; Termination"), the various actions to be taken in connection with the Reorganization Transactions and the relationship among the parties subsequent to the Distribution (see "The Reorganization Proposal and the Distribution Proposal--The Reorganization Proposal").

  The Reorganization Agreement will provide that, from and after the Distribution Date, (i) Realty Company shall assume, pay, perform and discharge all Realty Company Liabilities (as defined in the Reorganization Agreement) in accordance with their terms, and (ii) Operating Company shall assume, pay, perform and discharge all Operating Company Liabilities (as defined in the Reorganization Agreement), including potential liabilities incurred in connection with certain legal proceedings, in accordance with their terms. See "--Legal Proceedings."

  In addition, the Reorganization Agreement will provide for cross-indemnities that require (i) Realty Company to indemnify Operating Company (and its subsidiaries, directors, officers, employees and agents and certain other related parties) against all losses arising out of or in connection with the Realty Company Liabilities or the breach of the Reorganization Agreement or any ancillary agreement by Realty Company and (ii) Operating Company to indemnify Realty Company (and its respective subsidiaries, directors, officers, employees and agents and certain other related parties) against all losses arising out of or in connection with the Operating Company Liabilities or a breach of the Reorganization Agreement or any ancillary agreement by Operating Company, and for contribution in certain circumstances.

  Pursuant to the Reorganization Agreement, each of the parties will agree to use all reasonable efforts to take or cause to be taken all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate the transactions contemplated by and carry out the purposes of the Reorganization Agreement and the ancillary agreements. As such, the Reorganization Agreement will provide that if any contemplated internal mergers and stock and asset transfers have not been effected on or prior to the Distribution Date, the parties will cooperate to effect such transfers as quickly thereafter as reasonably practicable. The entity retaining any asset or liability that should have been transferred prior to the Distribution Date will continue to hold that asset for the benefit of the party entitled thereto or that liability for the account of the party required to assume it, and must take such other action as may be reasonably requested by the party to whom such asset was to be transferred or by whom such liability was to be assumed in order to place such party, insofar as reasonably possible, in the same position as would have existed had such asset or liability been transferred or assumed as contemplated by the Reorganization Agreement.

  The Reorganization Agreement will also provide for the execution and delivery of certain other agreements governing the relationship between Realty Company and Operating Company following the Distribution. See
"--Master Lease Agreement," "--Development Agreement," "--Participation Agreement," "--Employee Benefits Agreement," "--Intellectual Property Agreement," "--Tax Sharing Agreement," and "--Transition Services Agreement."

MASTER LEASE AGREEMENT

  Assuming the Reorganization Transactions occur, Realty Company and Operating Company expect to enter into one or more master lease agreements (collectively, the "Master Lease Agreement") that will set forth the material terms governing the lease of each Leased Property (and upon completion of development, the Development Properties purchased by Realty Company). It is anticipated that the Leased Properties will be divided into groups of properties and a Master Lease Agreement will be entered into with respect to each such group of properties (each a "Lease"). The following description of the Master Lease Agreement does not purport to be complete but contains a summary of the material provisions of the Master Lease Agreement.

  Concurrently with the Reorganization Transactions, Realty Company will lease the Leased Properties to Operating Company. Operating Company may assign the Leases to subsidiaries of Operating Company (in which case the obligation will be guaranteed by Operating Company) pursuant to the Leases. Upon transfer by Realty Company of the Leased Properties to the Realty Company Partnership, Realty Company will assign the Leases to the Realty Company Partnership. Each Lease will include land, buildings, structures and other improvements on the land, easements and similar appurtenances to the land and improvements, and permanently affixed equipment, machinery and other fixtures relating to the operation of the Leased Properties.

  The Leases will have primary terms ranging from 8 to 12 years (the "Base Term"). At the option of Operating Company, the Leases may be extended for one five-year renewal term beyond the Base Term (the "First Renewal Term") at the then existing rental rate plus 2% per annum. At the option of Operating Company, the Leases may be extended for two additional five-year renewal terms beyond the First Renewal Term (together with the First Renewal Term, the "Renewal Term") at the then fair market value rental rate. The Base Term and Renewal Term of each Lease will be subject to termination upon default by either party and certain other conditions described in the Leases.

 USE OF THE LEASED PROPERTY

  The Master Lease Agreement will require that Operating Company utilize the Leased Properties solely for the provision of healthcare services and related uses and as Realty Company may otherwise consent (which consent may be granted or withheld in its discretion). Operating Company will be responsible for maintaining all licenses, certificates and permits necessary for it to comply with the Healthcare Regulations. Operating Company will be obligated to continuously operate each Leased Property as a provider of healthcare services.

 RENTAL AMOUNTS

  The Master Lease Agreement will be what is commonly known as a triple-net lease or an absolute-net lease. The Annual Base Rent for the twelve-month period commencing on the Distribution Date for the Leased Properties is approximately $221.5 million, with a 2% per annum escalator over the previous twelve-month period. In addition, Operating Company will be required to pay for (i) all insurance required in connection with the Leased Properties and the business conducted on the Leased Properties, (ii) all taxes levied on or with respect to the Leased Properties (other than taxes on the net income of Realty Company) and (iii) all utilities and other services necessary or appropriate for the Leased Properties and the business conducted on the Leased Properties.

 MAINTENANCE, MODIFICATION AND CAPITAL ADDITIONS

  Operating Company will be required to maintain the Leased Properties in good repair and condition, making all repairs, modifications and additions required by law, including any Capital Addition (as defined herein). Operating Company will be required to pay for all Maintenance Capital Expenditures. Maintenance Capital Expenditures are all capital expenditures and other expenses for the maintenance, repair, restoration or refurbishment of a Leased Property (and any Capital Addition). Operating Company will also be required under the Master Lease Agreement to maintain all personal property at each of the Leased Properties in good order, condition and repair, as shall be necessary to operate the Leased Property in compliance with all applicable licensure and certification requirements, in compliance with all applicable legal requirements and insurance requirements and otherwise in accordance with customary practice in the industry.

  Operating Company may undertake any capital addition that materially adds to or improves a Leased Property (a "Capital Addition") without the prior approval of Realty Company, provided that Realty Company shall approve the plans and specifications, and Operating Company complies with customary construction requirements. In addition, Operating Company's right to make such Capital Additions will be subject to prior approval of the mortgage lien holder, if any, on the applicable Leased Property. Realty Company may, at its option, elect to pay for or finance all or part of the cost of such Capital Addition in which event the base rent for the Leased Properties will be adjusted. To the extent Realty Company has not elected to pay for, or finance, any part of such cost, Operating Company will not be permitted to commence any such Capital Addition unless it has demonstrated to the reasonable satisfaction of Realty Company that it has the funds or the financing reasonably estimated to be necessary to complete such Capital Addition. If Operating Company pays for, or finances, the Capital Addition, the base rent will not be adjusted. Any Capital Addition will become the property of Realty Company and subject to the Master Lease Agreement as part of the Leased Properties.

 INSURANCE

  Operating Company will be required to maintain liability, all risk property and workers' compensation insurance for the Leased Properties at a level at least comparable to that currently in place with respect to the Leased Properties.

  The Master Lease Agreement will provide that in the event a Leased Property is totally destroyed, or is substantially destroyed such that the damage renders the Leased Property unsuitable for its intended use, as a result of a casualty covered by insurance, Operating Company will have the option to either restore the Leased Property at Operating Company's cost to its pre-destruction condition or offer to purchase the Leased Property (in either event all insurance proceeds, net of administrative and related costs, will be made available to Operating Company). If Realty Company rejects the offer to purchase, Operating Company will have the option to either restore the Leased Property or terminate the Lease with respect to the Leased Property. If the damage is such that the Leased Property is not rendered unsuitable for its intended use, or if it is not covered by insurance, the Master Lease Agreement will require Operating Company to restore the Leased Property to its original condition.

 ENVIRONMENTAL MATTERS

  The Master Lease Agreement will provide that Operating Company will indemnify Realty Company (and its officers, directors and stockholders) against any environmental claims (including penalties and clean up costs) resulting from any condition arising on or under, or relating to, the Leased Properties at any time on or after the first day of the Base Term. Operating Company will also indemnify Realty Company (and its officers, directors and stockholders) against any environmental claim (including penalties and clean up costs) resulting from any condition permitted to deteriorate, on or after such first day (including as a result of migration from adjacent properties not owned or operated by Realty Company or any of its affiliates other than Operating Company and its direct affiliates). Realty Company will indemnify Operating Company (and its officers, directors and stockholders) against any environmental claims (including penalties and clean-up costs) resulting from any condition arising on or under, or relating to, the Leased Properties at any time before the first day of the Base Term.

 ASSIGNMENT AND SUBLETTING

  The Master Lease Agreement will provide that Operating Company may not assign, sublease or otherwise transfer any Lease or any portion of a Leased Property as a whole (or in substantial part), including upon a Change of Control (as defined herein), without the consent of Realty Company, which may not be unreasonably withheld if the proposed assignee is sufficiently creditworthy, has the expertise to operate the Leased Property, has a favorable business reputation and character and agrees to comply with the use restrictions in the Master Lease Agreement. Operating Company may sublease up to 20% of each Leased Property for restaurants, gift shops and other stores or services customarily found in hospitals or nursing centers without the consent of Realty Company, subject, however, to there being no material alteration in the character of the Leased Property or in the nature of the business conducted on such Leased Property and to requirements of the Code with which Realty Company must comply to retain REIT status. A "Change of Control" under the Master Lease Agreement includes any of (a) a change in the composition of the board of directors of either Operating Company or the ultimate corporate parent of Operating Company (the "Parent") such that at the end of any period of 12 consecutive months the persons constituting a majority of such board of directors are not the same as the persons constituting a majority at the start of such period (or persons appointed by such majority), (b) the sale or other disposition by the Parent of any part of its interest in the lessee or substantially all of the assets of the Parent (other than a bona fide pledge in connection with a commercial financing) or (c) a merger or consolidation involving the Parent as a result of which the stockholders of the Parent immediately prior to such event do not own at least 50% of the capital stock of the surviving entity, in either case the effect of which is that immediately after giving effect to such transaction the new entity would have a consolidated net worth equal to less than 100% (or 75% if the board of directors of the Parent or the lessee approved the sale or merger prior to such sale or merger) of the Parent's consolidated net worth at its highest point during the immediately preceding 12 months. A Change of Control will constitute an assignment for purposes of the Master Lease Agreement. See "Risk Factors--Certain Anti-Takeover Effects."

 EVENTS OF DEFAULT

  An "Event of Default" will be deemed to have occurred under any Lease if, among other things, Operating Company fails to pay rent or other amounts within five days after notice; fails to comply with covenants continuing for 30 days or, so long as diligent efforts to cure such failure are being made, such longer period (not over 120 days) as is necessary to cure such failure; ceases to operate any Leased Property as a provider of healthcare services; loses any healthcare licenses; defaults under certain other Leases to Operating Company or an affiliate of Operating Company from Realty Company or an affiliate of Realty Company; fails to maintain insurance; or certain bankruptcy or insolvency events occur. In addition to its other remedies with respect to an Event of Default, Realty Company will be able to enforce guarantees made by Operating Company with respect to each Lease. See "Risk Factors--Dependence of Realty Company on Operating Company."

 OPERATING COMPANY'S RIGHT OF FIRST REFUSAL TO PURCHASE

  The Master Lease Agreement will provide that if Realty Company receives a bona fide offer from a third party to purchase any Leased Property and Realty Company wishes to accept the offer, prior to entering into a contract of sale with the third party, Realty Company must first offer Operating Company the right to purchase the Leased Property on substantially the same terms and conditions as are contained in the third party offer.

 MISCELLANEOUS

  The Leases with respect to any particular property will be governed by the law of the jurisdiction in which the Leased Property is located.

DEVELOPMENT AGREEMENT

  Assuming the Reorganization Transactions occur, Realty Company and Operating Company intend to enter into a development agreement (the "Development Agreement") pursuant to which Operating Company will develop the Development Properties, which include four long-term acute care hospitals, three combination nursing homes and hospitals, one assisted living facility, and 22 nursing centers, all currently under purchase contracts, scheduled for construction, under construction or in renovation.

  Operating Company will complete the construction of each Development Property substantially in accordance with the existing plans and specifications for each such Development Property. Operating Company will proceed diligently to complete the development of each Development Property in accordance with the existing construction schedule. Upon completion of each such Development Property, Realty Company will have the option to purchase the Development Property from Operating Company at a purchase price equal to the amount of Operating Company's actual costs in acquiring, developing and improving such Development Property prior to the purchase date.

  If Realty Company purchases a Development Property from Operating Company, Operating Company will lease such Development Property from Realty Company. The amount of rent to be paid by Operating Company under such leases will be based on several factors including, the purchase price of such Development Properties, number of beds in the facility, and real estate and market conditions existing at the time of such lease. The terms of the leases for such Development Properties will be substantially similar to those set forth in the Master Lease Agreement. See "--Master Lease Agreement."

PARTICIPATION AGREEMENT

  Assuming the Reorganization Transactions occur, Realty Company and Operating Company intend to enter into a participation agreement (the "Participation Agreement") to provide each other with rights to participate in certain transactions for a period of three years following the Reorganization Transactions. The Participation Agreement is expected to provide, subject to certain terms, that Realty Company will provide Operating Company with a right of first offer to become the lessee of any real property acquired or developed by Realty Company and to be operated as a hospital or nursing center or other healthcare facility, provided that Operating Company and Realty Company negotiate a mutually satisfactory lease arrangement and Realty Company determines, in its sole discretion, that Operating Company is qualified to be the lessee. As to opportunities for Operating Company to become the lessee of any assets under such a lease arrangement, the Participation Agreement is expected to provide that Realty Company must provide Operating Company with written notice of the lessee opportunity. During the 30 days following such notice, Operating Company will have a right of first offer to become a lessee and the right to negotiate with Realty Company on an exclusive basis regarding the terms and conditions of the lease. If a mutually satisfactory agreement cannot be reached within the 30-day period (or such longer period to which Operating Company and Realty Company may agree), Realty Company may offer the opportunity to others for a period of 180 days thereafter before it must again offer the opportunity to Operating Company in accordance with the procedures specified above. Realty Company will not be required to provide Operating Company with a right of first offer when the real property is being operated by a third party on the date of acquisition or completion of development.

  The Participation Agreement is also expected to provide, subject to certain terms, that Operating Company will provide Realty Company with a right of first offer to purchase or finance any healthcare related real property that Operating Company determines to sell or mortgage to a third party, provided that Operating Company and Realty Company negotiate mutually satisfactory terms for such purchase or mortgage. Operating Company must provide Realty Company with written notice of the purchase or mortgage opportunity. During the 30 days following such notice, Realty Company will have a right of first offer to become the owner of such property and the right to negotiate with Operating Company on an exclusive basis regarding the terms and conditions of such purchase or mortgage. If a mutually satisfactory agreement cannot be reached within the 30-day period (or such longer period to which Operating Company and Realty Company may agree), Operating Company may offer the opportunity to others for a period of 180 days thereafter before it must again offer the opportunity to Realty Company in accordance with the procedures specified above. Operating Company will not be required to provide Realty Company with a right of first offer when Operating Company elects to retain ownership of a property or if Operating Company decides to sell the operations of the facility related to the real property.

  Each of Realty Company and Operating Company are expected to have the right to terminate the Participation Agreement in the event of a Change of Control (as defined in the Master Lease Agreement) of the other party.

EMPLOYEE BENEFITS AGREEMENT

  Assuming the Reorganizations occur, Realty Company and Operating Company expect to enter into an agreement with regard to their respective liabilities for employee benefit-related matters for employees of Realty Company and Operating Company in respect of periods before and after the Distribution Date and to provide for certain other employee benefit matters (the "Employee Benefits Agreement").

  The Employee Benefits Agreement will provide that Operating Company will establish and assume employee pension and welfare benefit plans which are generally comparable to those provided by the Company as of the Distribution Date. These plans will include comprehensive health and life insurance, disability, retirement and 401(k) plans.

  The Employee Benefits Agreement would also provide for the establishment of certain incentive and pension benefit plans, effective as of or prior to the Distribution Date, providing certain equity-based and deferred compensation benefits to certain Operating Company employees which are generally comparable to those provided by the Company at such time. In connection with the establishment of such plans, Operating Company would assume and become liable for certain obligations payable to Operating Company employees under these plans. See "Management of the Company and Management of Realty Company and Operating Company After the Distribution--Operating Company--Operating Company Incentive and Benefit Plans."

  The Employee Benefits Agreement will also provide for the treatment of performance shares awarded under the Company's 1987 Incentive Compensation Program but not earned as of the Distribution Date. Pursuant to the terms of such Program, such outstanding awards will be converted into awards of shares of Operating Company Common Stock, with adjustments to reflect the relative value of Operating Company Common Stock and Realty Company Common Stock as of the Distribution Date. Awards of such shares of Operating Company Common Stock will be based upon new performance goals applicable solely to the performance of Operating Company following the Distribution Date.

  The Employee Benefits Agreement will also provide for the treatment of outstanding options to purchase Company Common Stock ("Company Options"). At the time of the Distribution, Company Options will be split into options to purchase both Operating Company Common Stock and Realty Company Common Stock ("Operating Company Options" and "Realty Company Options," respectively). The number of shares of Realty Company Common Stock subject to options would equal the number of shares of Operating Company Common Stock subject to options. The exercise price of the Company Option would be modified, and the exercise price of the Operating Company Option would be set, so that the combined exercise price of the options to purchase Operating Company Common Stock and Realty Company Common Stock equals that of the existing Company Options, allocated between the Operating Company Options and the Realty Company Options in proportion to the fair market value of Operating Company Common Stock and Realty Company Common Stock after the Distribution. The holder would be permitted to exercise each option separately. Thus, if a holder exercises an Operating Company Option and the corresponding Realty Company Option after the Distribution, such holder would pay the same aggregate option price and would receive the same number of shares of Operating Company Common Stock and Realty Company Common Stock that such holder would have received in the Distribution if such holder had exercised a Company Option prior to the Distribution. It is expected that all other terms of Company Options will remain the same following the Distribution. Realty Company will be responsible for the delivery of shares of Realty Company Common Stock upon exercise of a Realty Company Option, and Operating Company will be responsible for the delivery of shares of Operating Company Common Stock upon exercise of an Operating Company Option.

INTELLECTUAL PROPERTY AGREEMENT

  Assuming the Reorganization Transactions occur, Operating Company and Realty Company expect to enter into an intellectual property agreement (the "Intellectual Property Agreement") providing that all of the intellectual property owned or licensed by the Company as of the Distribution Date will be transferred to Operating Company, and Operating Company will grant to Realty Company a royalty-free perpetual license to use certain intellectual property.

TAX ALLOCATION AGREEMENT

  Assuming the Reorganization Transactions occur, Realty Company and Operating Company expect to enter into a tax allocation agreement on or prior to the Distribution Date (the "Tax Allocation Agreement") which will allocate responsibility for U.S. Federal income and various other taxes ("Taxes") among the companies.

  The Tax Allocation Agreement is expected to provide that Realty Company will be liable for Taxes of the Company's consolidated group attributable to periods prior to the Distribution Date (the "Pre-Distribution Taxes") with respect to the portion of such Taxes attributable to the property to be held by Realty Company after the Distribution Date, and Operating Company will be liable for Pre-Distribution Taxes with respect to the portion of such Taxes attributable to property to be held by Operating Company after the Distribution Date. Realty Company will be liable for any Taxes attributable to the Reorganization Transactions and the Distribution except that Operating Company will be liable for any such Taxes to the extent that Operating Company is expected to derive certain future Tax benefits as a result of the payment of such Taxes. Realty Company and its subsidiaries would be liable for Taxes payable with respect to periods after the Distribution Date that are attributable to Realty Company's operations after the Distribution Date and Operating Company and its subsidiaries would be liable for Taxes payable with respect to periods after the Distribution Date that are attributable to Operating Company's operations after the Distribution Date. If, in connection with a Tax audit or the filing of an amended return, a taxing authority adjusts Realty Company's or Operating Company's Tax liability with respect to Taxes for which the other party was liable under the Tax Allocation Agreement, such other party would be liable for the resulting Tax assessment or would be entitled to the resulting Tax refunds.

TRANSITION SERVICES AGREEMENTS

  On or prior to the Distribution Date, the Company and Operating Company expect to enter into a transition services agreement (the "Transition Services Agreement"), pursuant to which Operating Company will provide Realty Company with transitional administrative and support services, including finance and accounting, human resources, risk management, legal support, and information systems support (the "Transition Services") through December 31, 1998. The Transition Services Agreement will provide that, in consideration for the performance of a Transition Service, Realty Company will pay Operating Company $200,000 per month for such services.

  The Transition Services Agreement will provide that Operating Company has the right to terminate the provision of certain Transition Services under certain circumstances including the occurrence of certain changes in the ownership or beneficial control of Realty Company, and also will contain provisions whereby Realty Company will generally agree to indemnify Operating Company for all claims, losses, damages, liabilities and other costs incurred by Operating Company to a third party which arise in connection with the provision of a Transition Service, other than those costs resulting from Operating Company's own willful misconduct or fraud. In general, Realty Company can terminate a Transition Service after an agreed notice period.

CONFLICTS OF INTEREST POLICIES

  Operating Company and Realty Company will be permitted to pursue business opportunities independently from one another, subject to certain rights of first offer. See "--Participation Agreement." As a result, the corporate objectives of Operating Company and Realty Company may not align and decisions of management at each may be subject to conflicts of interest. In addition, certain contractual relations between the two companies, such as the Master Lease Agreement and Development Agreement, will be subject to inherent conflicts of interest. See "Risk Factors--Conflicts of Interest."

  Each of Realty Company and Operating Company will adopt certain policies to minimize potential conflicts of interest with respect to their respective Boards of Directors and officers, including forming a committee of independent directors to review transactions which present such a conflict. In addition, each of Realty Company's and Operating Company's Boards are subject to certain provisions of Delaware Law that are designed to eliminate or minimize certain potential conflicts of interest. There can be no assurance, however, that these policies and provisions always will be successful in eliminating the influence of such conflicts, and as a result, most decisions relating to the contractual and other business relationships between Realty Company and Operating Company will continue to be subject to conflicts of interest and loyalties.

LEGAL PROCEEDINGS

  The following is a description of the material legal proceedings of the Company as of December 31, 1997. It is expected that pursuant to the Reorganization Agreement, any liability arising from such legal proceedings would be assumed by Operating Company and that Operating Company would indemnify Realty Company against any losses it may incur arising out of or in connection with such legal proceedings.

  A class action lawsuit entitled A. Carl Helwig v. Vencor, Inc., et al. was filed on December 24, 1997 in the United States District Court for the Western District of Kentucky (Civil Action No. 3-97CV-8354). The class action claims were brought by an alleged stockholder of the Company against the Company and certain executive officers and directors of the Company, namely W. Bruce Lunsford, W. Earl Reed, III, Michael R. Barr, Thomas T. Ladt, Jill L. Force and James H. Gillenwater, Jr. The complaint alleges that the Company and certain executive officers of the Company during a specified time frame violated Sections 10(b) and 20(a) of the Exchange Act, by, among other things, issuing to the investing public a series of false and misleading statements concerning the Company's current operations and the inherent value of Company Common Stock. The complaint further alleges that as a result of these purported false and misleading statements concerning the Company's revenues and successful acquisitions, the price of Company Common Stock was artificially inflated. In particular, the complaint alleges that the Company issued false and misleading financial statements during the first, second and third calendar quarters of 1997 which misrepresented and understated the impact that changes in Medicare reimbursement policies would have on the Company's core services and profitability. The complaint further alleges that the Company issued a series of materially false statements concerning the purportedly successful integration of its recent acquisitions and prospective earnings per share for 1997 and 1998 which the Company knew lacked any reasonable basis and were not being achieved. The suit seeks damages in an amount to be proven at trial, pre-judgment and post-judgment interest, reasonable attorneys' fees, expert witness fees and other costs, and any extraordinary equitable and/or injunctive relief permitted by law or equity to assure that the plaintiff has an effective remedy. The Company believes that the allegations in the complaint are without merit and intends to defend vigorously this action.

  On June 19, 1997, a class action lawsuit was filed in the United States District Court for the District of Nevada on behalf of a class consisting of all persons who sold shares of Transitional common stock during the period from February 26, 1997 through May 4, 1997, inclusive. The complaint alleges that Transitional purchased shares of its common stock from members of the investing public after it had received a written offer to acquire all of Transitional's common stock and without disclosing that such an offer had been made. The complaint further alleges that defendants disclosed that there were "expressions of interest" in acquiring Transitional when, in fact, at that time, the negotiations had reached an advanced stage with actual firm offers at substantial premiums to the trading price of Transitional's stock having been made which were actively being considered by Transitional's Board of Directors. The complaint asserts claims pursuant to Sections 10(b) and 20(a) of the Exchange Act and common law principles of negligent misrepresentation and names as defendants Transitional as well as certain senior executives and directors of Transitional. The plaintiff seeks class certification, unspecified damages, attorneys' fees and costs. The Company has filed a motion to dismiss and is awaiting the court's decision. The Company is vigorously defending this action.

  The Company's subsidiary, American X-Rays, Inc. ("AXR"), is the defendant in a qui tam lawsuit which was filed in the United States District Court for the Eastern District of Arkansas and served on the Company on July 7, 1997. The United States Department of Justice intervened in the suit which was brought under the Federal Civil False Claims Act. AXR provided portable X-ray services to nursing facilities (including those operated by the Company) and other healthcare providers. The Company acquired an interest in AXR when Hillhaven was merged into the Company in September 1995 and purchased the remaining interest in AXR in February 1996. The suit alleges that AXR submitted false claims to the Medicare and Medicaid programs. In conjunction with the qui tam action, the United States Attorney's Office for the Eastern District of Arkansas also is conducting a criminal investigation into the allegations contained in the qui tam complaint. The suit seeks damages in an amount of not less than $1,000,000, treble damages and civil penalties. The Company is cooperating fully in the investigation.

  On June 6, 1997, Transitional announced that it had been advised that it is a target of a Federal grand jury investigation being conducted by the United States Attorney's Office for the District of Massachusetts (the "USAO") arising from activities of Transitional's formerly owned dialysis business. The investigation involves an alleged illegal arrangement in the form of a partnership which existed from June 1987 to June 1992 between Damon Corporation and Transitional. Transitional spun off its dialysis business, now called Vivra Incorporated, on September 1, 1989. In January 1998, the Company was informed that no criminal charges would be filed against the Company. The Company has been informed that the USAO intends to file a civil action against Transitional relating to the partnership's former business. If such a suit is filed, the Company will vigorously defend the action.

  As is typical in the healthcare industry, the Company is subject to claims and legal actions by patients and others in the ordinary course of business. The Company believes that all such claims and actions currently pending against it either are adequately covered by insurance or would not have a material adverse effect on the Company if decided in a manner unfavorable to the Company. In addition, the Company is subject regularly to inquiries, investigations and audits by Federal and state agencies that oversee various healthcare regulations and laws.

                        THE CHARTER AMENDMENT PROPOSALS

  The Company Board believes that it is advisable to adopt each of the Charter Amendment Proposals described below, and, accordingly has adopted resolutions proposing that the Charter Amendment Proposals be presented to the stockholders at the Annual Meeting.

REIT CHARTER AMENDMENT PROPOSAL

 OWNERSHIP LIMITATION PROVISION

  If the REIT Charter Amendment Proposal is approved by the stockholders, an
Article XII would be added to the Company Charter (i.e., the Realty Company Charter following the Distribution) to provide for certain restrictions on the acquisition of shares of Realty Company's capital stock (the "Ownership Limitation Provision").

  The Ownership Limitation Provision provides that, subject to certain exceptions specified in the Company Charter, no person (other than certain stockholders) may own, or be deemed to own by virtue of the applicable attribution provision of the Code, more than 9.0% of Realty Company's Common Stock or more than 9.9% of any class of Realty Company Preferred Stock (the "Ownership Limit"). The Realty Company Board may, but in no event will be required to, waive the Ownership Limit if it determines that such ownership will not jeopardize Realty Company's status as a REIT. As a condition of such waiver, the Realty Company Board may require opinions of counsel satisfactory to it and undertakings or representations from the applicant with respect to preserving the REIT status of Realty Company. The Ownership Limitation Provision will not apply if the Realty Company Board and the holders of at least 66 2/3% of the outstanding shares of capital stock entitled to vote on such matter determine that it is no longer in the best interest of Realty Company to attempt to qualify, or to continue to qualify, as a REIT.

  Any purported transfer of capital stock of Realty Company and/or any other event that would otherwise result in any person or entity violating the Ownership Limit will be void and of no force or effect as to that number of shares in excess of the Ownership Limit and the purported transferee (the "Prohibited Transferee") shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity owning any such shares in excess of the Ownership Limit (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. In addition, if any transfer of capital stock of Realty Company or any other event would cause Realty Company to become "closely held" under the Code or otherwise to fail to qualify as a REIT under the Code, then such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares. Also, if any purported transfer of capital stock of Realty Company or any other event would otherwise cause Realty Company to own, or be deemed to own by virtue of the applicable attribution provisions of the Code, 10% or more of the ownership interests in Operating Company or in any subleases, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares.

  Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by Realty Company (the "Beneficiary"). The trustee of the trust who shall be designated by Realty Company and be unaffiliated with Realty Company and any Prohibited Owner, will be empowered to sell such excess shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares on the date of such event or the sales proceeds received by the trust for such excess shares. Furthermore, Realty Company will have the right to purchase the excess shares at the lesser of the price paid by the Prohibited Transferee for such excess shares and the market value of the excess shares at the date of its purchase by Realty Company and Realty Company may defer distributing the sale proceeds to the Prohibited Transferee for up to five years. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by Realty Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares.

  Any purported transfer of capital stock of Realty Company that would otherwise cause Realty Company to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.

  The text of the REIT Charter Amendment Proposal is set forth in Appendix B to this Proxy Statement. In the event that the REIT Charter Amendment Proposal is approved, the Company Board will adopt conforming amendments to the Company By-laws which will become effective upon effectiveness of the REIT Charter Amendment Proposal.

 REASONS FOR THE REIT CHARTER AMENDMENT PROPOSAL

  For Realty Company to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding stock. Specifically, not more than 50% in value of Realty Company's outstanding stock may be owned, actually or constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and Realty Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. See "Federal Income Tax Considerations--Taxation of Realty Company." The Ownership Limitation Provision, however, may have the effect of precluding an acquisition of control of Realty Company without approval of the Realty Company Board. See "Certain Anti-Takeover Effects of Certain Charter and By-laws Provisions and the Company Rights--Ownership Limitation Provision."

  If the REIT Charter Amendment Proposal is approved by the stockholders, the REIT Charter Amendment Proposal will become effective upon the filing of a Certificate of Amendment in accordance with Delaware Law. A form of such Certificate of Amendment is included as Appendix B to this Proxy Statement.

NAME CHARTER AMENDMENT PROPOSAL

  If the Name Charter Amendment Proposal is approved by the stockholders,
Article I of the Company Charter (i.e., the Realty Company Charter following the Distribution) would be amended and restated in its entirety to provide for the name of the Company to be changed to "Ventas, Inc."

  If the Name Charter Amendment Proposal is approved by the stockholders, the Name Charter Amendment Proposal will become effective upon the filing of a Certificate of Amendment in accordance with Delaware Law. A form of such Certificate of Amendment is included as Appendix B to this Proxy Statement.

PREFERRED STOCK CHARTER AMENDMENT PROPOSAL

  If the Preferred Stock Charter Amendment Proposal is approved by the stockholders, the first paragraph of Article IV of the Company Charter (i.e., the Realty Company Charter following the Distribution) would be amended to increase the number of authorized shares of Company Preferred Stock from 1,000,000 shares to 10,000,000 shares.

  The text of the Preferred Stock Charter Amendment Proposal is set forth in Appendix B to this Proxy Statement.

 REASONS FOR THE PREFERRED STOCK CHARTER AMENDMENT PROPOSAL

  The primary purpose of the Preferred Stock Charter Amendment Proposal is to make available for Realty Company additional authorized and unissued shares of Company Preferred Stock (i.e., Realty Company Preferred Stock following the Distribution) that it can use for structuring possible future financings and acquisitions, and for meeting other corporate needs that might arise. After Realty Company qualifies as a REIT, Realty Company Preferred Stock may be more attractive than debt for financing purposes because of Realty Company's inability to utilize tax deductions for interest payments and the potential for issuing preferred stock with a lower dividend rate than the interest rate payable on Realty Company borrowings. Having such authorized shares available for issuance will allow Realty Company to issue shares of Realty Company Preferred Stock without the expense and delay of a special stockholder's meeting. The authorized shares of Realty Company Preferred Stock, as well as shares of Realty Company Common Stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange on which Realty Company securities may be listed.

  The Realty Company Board could, however, issue a series of Realty Company Preferred Stock that could, subject to certain limitations imposed by the securities laws and stock exchange rules, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, such series of Realty Company Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction. The Realty Company Board will make any determination to issue such shares based on their judgment as to the best interests of Realty Company and its then existing stockholders. The Realty Company Board, in so acting, could issue Realty Company Preferred Stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock. The authorized and unissued Realty Company Preferred Stock, as well as the authorized and unissued Realty Company Common Stock, would be available, and the Realty Company Charter explicitly authorizes use of its capital stock, for the above purposes.

  The Company Board believes that the Preferred Stock Charter Amendment Proposal will enhance Realty Company's ability to obtain financing and carry out its long-range plans and goals for the benefit of its stockholders.

  If the Preferred Stock Charter Amendment Proposal is approved by the stockholders, the Preferred Stock Charter Amendment Proposal will become effective upon filing of a Certificate of Amendment in accordance with Delaware Law. A form of such Certificate of Amendment is included as Appendix B to this Proxy Statement.

REQUIRED VOTE

  The affirmative vote of a majority of the shares outstanding and eligible to vote at the Annual Meeting is required for the approval of each of the Charter Amendment Proposals. Approval of the Charter Amendment Proposals is a condition to consummation of the Reorganization Transactions and the Distribution.

RECOMMENDATION OF THE COMPANY BOARD

  THE COMPANY BOARD HAS UNANIMOUSLY APPROVED EACH OF THE CHARTER AMENDMENT PROPOSALS AND RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE CHARTER AMENDMENT PROPOSALS.

                             ELECTION OF DIRECTORS

  It is proposed at the Annual Meeting to elect, the following ten nominees for election to the Company Board. Each nominee is currently a member of the Company Board. All such nominees will be elected to serve for a term expiring at the Annual Meeting of Stockholders in 1999 (or until their respective successors are elected and qualified). Unless you indicated otherwise on your proxy, your proxy will be voted to elect such nominees. If any nominee fails to receive the vote necessary to be elected, the vacancy so arising will be filled by the Company Board. In the event of death, disqualification, resignation or inability to serve of any of the directors listed below, the vacancy so arising will be filled by the Company Board.

NAME AND AGE                        PRINCIPAL OCCUPATION AND OTHER DIRECTORSHIPS
------------                        --------------------------------------------
Michael R. Barr, 48       A founder of the Company, physical therapist and certified respiratory therapist, Mr. Barr has served as Chief Operating
                          Officer and Executive Vice President of the Company since
                          February 1996. From November 1995 to February 1996, he was
                          Executive Vice President of the Company and Chief Executive
                          Officer of the Company's Hospital Division. Mr. Barr served as
                          Vice President, Operations from 1985 to November 1995. He has been a director of the Company since 1985. Mr. Barr is a
                          director of Colorado MEDtech, Inc., a medical products and equipment company.
Walter F. Beran, 71       Mr. Beran has served as a director of the Company since
                          September 1995. Since September 1986, Mr. Beran has served as
                          Chairman of the Pacific Alliance Group, a merger and
                          acquisition services firm. Previously, Mr. Beran served as Vice
                          Chairman and Western Regional Managing Partner of the
                          accounting firm of Ernst & Whinney (now Ernst & Young LLP) from
                          1971 until his retirement in September 1986. Mr. Beran also serves as a director of Arco Chemical Company, Pacific
                          Scientific Company and Fleetwood Enterprise, Inc. and as
                          Trustee of Eureka Mutual Funds.
Ulysses L. Bridgeman,     Mr. Bridgeman has served as a director of the Company since May
 Jr., 44                  1997. Since 1988, Mr. Bridgeman has been President of Bridgeman
                          Foods, Inc., a franchisee of 51 Wendy's Old Fashioned Hamburger
                          Restaurants.
Elaine L. Chao, 44        Ms. Chao has served as a director of the Company since May
                          1997. Ms. Chao is a Distinguished Fellow of The Heritage
                          Foundation in Washington, D.C. From 1992 to 1996, Ms. Chao was
                          President and Chief Executive Officer of the United Way of
                          America. From 1991 to 1992, she served as the Director of the
                          Peace Corps. Ms. Chao is a director of Dole Food Company, Inc.,
                          NASD, Inc. and Protective Life Corporation.
Donna R. Ecton, 50        Ms. Ecton has served as director of the Company since 1992.
                          Since December 1996, Ms. Ecton has been Chief Operating Officer of PETsMART, Inc., a pet supplies retailer. From 1995 to 1996, she was Chairman, President and Chief Executive Officer of
                          Business Mail Express, Inc., an expedited print and mail
                          services company. From 1991 to 1994, she was President and
                          Chief Executive Officer of Van Houten North America, Inc. and
                          Andes Candies Inc., confectionery products businesses. Ms.
                          Ecton is a director of Barnes Group, Inc., a diversified
                          manufacturing, aerospace and distribution company, PETsMART,
                          Inc. and H&R Block, Inc.
Greg D. Hudson, 49        Mr. Hudson has served as a director of the Company since 1991.
                          He has been President of Hudson Chevrolet-Oldsmobile, Inc.
                          since 1988.

 NAME AND AGE                        PRINCIPAL OCCUPATION AND OTHER DIRECTORSHIPS
 ------------                        --------------------------------------------
 William H. Lomicka, 60    Mr. Lomicka has served as a director of the Company since 1987.
                           Since 1989, he has served as President of Mayfair Capital,
                           Inc., a private investment firm. Mr. Lomicka serves as a
                           director of Regal Cinemas, Inc., a regional motion picture exhibitor, and Sabratek Corporation, a company which designs, produces and markets medical products for the alternative site healthcare marketplace.
 W. Bruce Lunsford, 50     A founder of the Company, certified public accountant and
                           attorney, Mr. Lunsford has served as Chairman of the Board,
                           President and Chief Executive Officer of the Company since the
                           Company commenced operations in 1985. Mr. Lunsford is the
                           Chairman of the Board of Atria Communities, Inc. and a director of National City Corporation, a bank holding company, Churchill
                           Downs Incorporated, and Res-Care, Inc., a provider of
                           residential training and support services for persons with developmental disabilities and certain vocational training services.
 W. Earl Reed, III, 46     A certified public accountant, Mr. Reed has served as a
                           director of the Company since 1987. He has been Chief Financial
                           Officer and Executive Vice President of the Company since 1995.
                           From 1987 to November 1995, Mr. Reed served as Vice President,
                           Finance and Development of the Company.
 R. Gene Smith, 63         A founder of the Company, Mr. Smith has served as a director of the Company since 1985 and Vice Chairman of the Board since
                           1987. From 1987 to 1995, Mr. Smith was President of New Jersey
                           Blockbuster, Ltd., which held the Blockbuster Video franchise for northern New Jersey. Since 1988, Mr. Smith has been
                           Chairman of the Board of Taco Tico, Inc., an operator of
                           Mexican fast-food restaurants. Since 1993, Mr. Smith has been
                           Managing General Partner of Direct Programming Services, which was a marketer of direct broadcast satellite television
                           services through 1996. Mr. Smith is also a director of Atria
                           Communities, Inc.

  The information given in this Proxy Statement concerning the above nominees is based upon statements made or confirmed to the Company by or on behalf of such nominees, except to the extent certain information appears in its records.
Ages are given as of January 1, 1998.

  It is expected that Michael R. Barr, Ulysses L. Bridgeman, Jr., Elaine L.
Chao, Donna R. Ecton, William H. Lomicka and W. Earl Reed, III, will resign as directors of the Company prior to or as of the Distribution Date and will become directors of Operating Company at that time. In addition, Mr. Lunsford and Mr. Smith will be directors of both the Company (i.e., Realty Company following the Distribution) and Operating Company at and after the Distribution
Date. It is also expected that the Company Board will appoint Ronald G. Geary and Thomas T. Ladt to fill the vacancies created by such resignations.
Accordingly, as of the Distribution Date, the Company expects the following six individuals will be members of the Realty Company Board: Mr. Beran, Mr. Geary,
Mr. Hudson, Mr. Ladt, Mr. Lunsford and Mr. Smith. Information with respect to
Mr. Geary and Mr. Ladt is set forth below.

 NAME AND AGE                        PRINCIPAL OCCUPATION AND OTHER DIRECTORSHIPS
 ------------                        --------------------------------------------
 Ronald G. Geary, 50       An attorney and certified public accountant, Mr. Geary has served as a director and President of Res-Care, Inc. since
                           February 1990 and Chief Executive Officer of Res-Care, Inc.
                           since 1993. Prior to being named Chief Executive Officer, Mr.
                           Geary was Chief Operating Officer of Res-Care, Inc. from 1990 to 1993.
 Thomas T. Ladt, 47        Mr. Ladt has served as Executive Vice President, Operations of the Company since February 1996. From November 1995 to February
                           1996, he served as President of the Company's Hospital
                           Division. From 1993 to November 1995, Mr. Ladt was Vice
                           President of the Company's Hospital Division. From 1989 to
                           December 1993, Mr. Ladt was a Regional Director of Operations
                           for the Company. Mr. Ladt is a director of Atria Communities,
                           Inc.

REQUIRED VOTE

  Directors will be elected if they receive the vote of a plurality of the shares of Company Common Stock present in person or represented by proxy at the Annual Meeting.

RECOMMENDATION OF THE COMPANY BOARD

  THE COMPANY BOARD HAS UNANIMOUSLY APPROVED THE ELECTION OF EACH OF THE NOMINEES NAMED HEREIN AND RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ELECTION OF EACH OF THESE NOMINEES.

COMPANY BOARD MEETINGS AND COMMITTEES

  The Company Board met seven times during 1997. To assist the Company Board in carrying out its duties, the Company Board has established an Executive Committee, an Audit and Compliance Committee and an Executive Compensation Committee with responsibilities in specific areas of Company Board activity. All nominees who are current directors attended 75% or more of the aggregate meetings of the Company Board and the Company Board committees on which they served during the period they held office in 1997. A description of each Company Board committee and its current membership follows.

  Audit and Compliance Committee. The Audit and Compliance Committee met four times during 1997. The Audit and Compliance Committee reviews the adequacy of the Company's system of internal controls and accounting practices. In addition, the Audit and Compliance Committee reviews the scope of the annual audit of the Company's auditors, Ernst & Young, prior to its commencement, and reviews the types of services for which the Company retains Ernst & Young. The Audit and Compliance Committee also oversees the Company's adoption and implementation of policies and procedures designed to ensure that the Company and its employees comply with all applicable laws, regulations and policies. The members of the Audit and Compliance Committee are Mr. Bridgeman, Ms. Chao, Ms. Ecton and Mr. Lomicka, Chairman.

  Executive Committee. The Executive Committee has the powers of the Company Board in directing the management of the business and affairs of the Company in the intervals between meetings of the Company Board (except for certain matters reserved for the Company Board). The members of the Executive Committee are Mr. Lomicka, Mr. Lunsford, Chairman, and Mr. Smith.

  Executive Compensation Committee. The Executive Compensation Committee met two times in 1997. The functions of the Executive Compensation Committee are to establish annual salary levels, approve fringe benefits and administer any special compensation plans or programs for executive officers of the Company. The members of the Executive Compensation Committee are Mr. Beran, Mr. Hudson and Mr. Smith, Chairman.

  Independent Committee. Following the completion of the Reorganization Transactions and the Distribution, the Company will form the Independent Committee whose function will be to review and approve the following actions of the Company Board: (a) the entering into of any agreements with Operating Company and its affiliates, (b) the consummation of any transactions between Realty Company and Operating Company or its affiliates, including, but not limited to, the negotiation, enforcement and renegotiation of the terms of any Lease and (c) overseeing and monitoring the existing agreements between Realty Company and Operating Company. The members of the Independent Committee are expected to be Mr. Beran, Mr. Geary and Mr. Hudson.

COMPENSATION OF DIRECTORS

  During 1997, directors not employed by the Company received $2,000 for each board meeting they attended. Non-employee directors also received $1,000 for each committee meeting they attended. In addition, non-employee directors received a $2,500 retainer for each calendar quarter that they served as a director.

  Pursuant to the Company's Non-Employee Directors Deferred Compensation Plan, a non-employee director may defer in stock or cash the receipt of fees which would otherwise be paid to the director for services on the board and its committees. Directors who choose to defer fees may elect to have the deferred amounts invested 100% in shares of the Company's Common Stock (a "Share Election") or to accumulate and earn interest (a "Cash Election"). If a Share Election is made, the director's deferral account is credited with 110% of the compensation otherwise payable to the director. As of the end of each calendar quarter, such deferred amounts are converted into share equivalents of the Company's Common Stock based on the fair market value of Company Common Stock on that date. If a Cash Election is made, the deferred amounts earn interest at a floating rate of interest, compounded annually.

  During 1997, directors not employed by the Company received options pursuant to the Company's Stock Option Plan for Non-Employee Directors (the "Directors Plan"). Under the Directors Plan, the Company issued, on January 1, to each of the Company's non-employee directors an option to purchase 3,000 shares of Company Common Stock with an exercise price equal to the fair market value of Company Common Stock on the date the option was granted. Accordingly, in 1997, the Company issued options with respect to an aggregate of 21,000 shares to the seven persons who were non-employee directors on January 1, 1997. All options become exercisable in four equal annual installments, beginning on the first anniversary of the date of grant. In addition, the Company issued to Mr. Bridgeman and Ms. Chao options to purchase 3,000 shares of Company Common Stock with an exercise price equal to the fair market value of the Company Common Stock on the date the option was granted. These options become exercisable in four equal annual installments, beginning on the first anniversary of the date of grant. The Company also granted Mr. Bridgeman and Ms. Chao 1,000 shares of restricted Company Common Stock, which vests in 50% increments over a two-year period. These options and shares of restricted stock were issued upon Mr. Bridgeman's and Ms. Chao's election to the Company Board in 1997.

  In connection with the Distribution, each non-employee member of the Realty Company Board will be granted a one-time grant of 2,000 restricted shares of Realty Company Common Stock and an option to purchase 5,000 shares of Realty Company Common Stock. The restrictions on all shares of restricted Realty Company Common Stock lapse in four annual installments, beginning on the first anniversary of their grant date. Each Realty Company Option will have an exercise price equal to the fair market value of the Realty Company Common Stock on the Distribution Date. These options will become exercisable in four annual installments beginning on the first anniversary of their grant date.

                       DISTRIBUTION AND DIVIDEND POLICY

REALTY COMPANY

  Realty Company is expected to make distributions to its stockholders on a quarterly basis beginning the first quarter of 1999 following its election of REIT status on January 1, 1999. Realty Company's first distribution, is expected to be equal to a payout ratio of approximately 80% of Funds From Operations. There can be no assurances that Realty Company will meet or maintain the Distribution Policy. See "Risk Factors--Risks Associated with REIT Status--Ability to Maintain Distributions."

  The Company established the Distribution Policy after reviewing Realty Company's pro forma Funds From Operations for the twelve month period ended December 31, 1997, as further adjusted as described in footnote (1) below. "Funds From Operations" as defined by the National Association of Real Estate Investment Trusts is net income (loss) computed in accordance with generally accepted accounting principles, excluding gains (or losses) from debt restructuring or sales of property, plus depreciation and amortization on real estate assets and after adjustments, if any, for unconsolidated partnerships and joint ventures. Realty Company's "Cash Available for Distribution," which is Funds From Operations adjusted for certain non-cash items, less reserves for capital expenditures, is not expected to be materially different from its Funds From Operations, principally because under the Master Lease Agreement, Operating Company is responsible for substantially all maintenance and capital expenditures. The Company believes that such pro forma financial information, with the enumerated adjustments, provides a reasonable basis for setting the Distribution Policy.

  The following unaudited pro forma financial information for Realty Company is based upon "Realty Company Unaudited Pro Forma Consolidated Financial Statements" for the year ended December 31, 1997 and reflects annualized rental income and associated expenses as if each of the Properties had been in operation from January 1, 1997:

                                                        (DOLLARS IN THOUSANDS,
                                                       EXCEPT PER SHARE AMOUNTS)
                                                       -------------------------
UNAUDITED PRO FORMA INFORMATION:
  Rental income.......................................         $224,300
  Net income..........................................           89,718
  Cash flows from operations(1).......................          133,996
  Cash used in investing activities(2)................                -
  Cash used in financing activities(2)................                -
  Cash distributions to stockholders(3)...............          107,197
  Per common share:
   Earnings:
    Basic.............................................             1.30
    Diluted...........................................             1.28
   Cash distributions to stockholders(4)..............             1.59

--------
(1) Calculated based upon net income adjusted for depreciation expense. Cash flows from operations reasonably approximate Funds From Operations. For purposes of the unaudited pro forma financial information, pro forma rental income relates to the Properties owned and operated by the Company (46 hospitals and 210 nursing centers) or leased by the Company to third parties (eight nursing centers) prior to the Reorganization Transactions and does not include rental income which would be derived in the future from properties currently under construction by the Company which may be sold to Realty Company upon completion under the terms of the Development Agreement.
(2) Amounts not material.
(3) Calculated based upon an expected payout ratio of 80% of Funds From Operations.
(4) Based on approximately 67.3 million shares of Company Common Stock outstanding as of December 31, 1997. Excludes shares of Company Common Stock issuable upon conversion of Company Options. See "Realty Company Pro Forma Capitalization" and "Description of Capital Stock--Realty Company."

  Realty Company is expected to commence distributions in 1999 in accordance with the Distribution Policy set forth above unless there is (i) a material adverse change in the results of operations for the twelve months ended December 31, 1998 as compared to the estimated pro forma results for the twelve months ended December 31, 1997 described herein, (ii) a material adverse change in economic conditions affecting Realty Company's business in 1998 or (iii) adverse changes in market and competitive factors that the Realty Company Board deems relevant in setting a distribution policy. Subject to restrictions under the Realty Company Debt Facilities and other obligations, the Realty Company Board, in its sole discretion, will determine the actual distribution amount and rate. Realty Company's actual Funds From Operations will be affected by a number of factors, including costs incurred to purchase the Development Properties from Operating Company, the acquisition of additional properties, and depreciation and financing costs, including interest expense. The timing and amount of distributions made by Realty Company will be determined by the Realty Company Board and will depend on a number of factors, including the amount of Funds From Operations, Realty Company's financial condition, capital expenditure requirements for Realty Company's properties, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Realty Company Board may deem relevant. For a discussion of the tax treatment of distributions to holders of shares of Realty Company Common Stock, see "Federal Income Tax Considerations."

  It presently is anticipated that additional acquisitions, including initial capital improvements thereto, will be financed primarily through borrowings under the Realty Company Credit Facility, other debt financing or the issuance of equity securities. To the extent that such financing is insufficient to meet all such cash needs, or the cost of such financing exceeds the cash flow generated by the acquired properties for any period, funds available for distribution could be reduced. See "Risk Factors--Risks Associated with REIT Status--Ability to Maintain Distributions."

  In order to maintain its qualification as a REIT, Realty Company must make annual distributions to its stockholders of at least 95% of its taxable income (which does not include net capital gains). Under certain circumstances, Realty Company may be required to make distributions in excess of Funds From Operations in order to meet such distribution requirements. In such event, Realty Company presently would expect to borrow funds, or to sell assets for cash, to the extent necessary to obtain cash sufficient to make the distributions required to retain its qualification as a REIT for Federal income tax purposes. See "Federal Income Tax Considerations--Taxation of Realty Company--Annual Distribution Requirements."

OPERATING COMPANY

  Operating Company does not intend to pay cash dividends on the Operating Company Common Stock for the foreseeable future so that it may reinvest its earnings in the development of its business and reduce indebtedness. The payment of dividends on the Operating Company Common Stock in the future will be at the discretion of the Operating Company Board. Restrictions imposed by the Operating Company Debt Facilities or other debt obligations are expected to limit the payment of dividends by Operating Company on Operating Company Common Stock. See "Risk Factors--No Payment of Dividends by Operating Company."

                    REALTY COMPANY PRO FORMA CAPITALIZATION

  The following table sets forth the unaudited pro forma capitalization of Realty Company at December 31, 1997 which gives effect to the Reorganization Transactions, the Distribution and the expected Realty Company Financing Transactions. Realty Company will not have been operated as a REIT prior to the Distribution Date. Accordingly, no historical capitalization of Realty Company is presented herein. See "The Reorganization Proposal and the Distribution Proposal--Accounting Treatment" and "Realty Company Unaudited Pro Forma Consolidated Financial Statements."

                                                        PRO FORMA DECEMBER 31,
                                                                 1997
                                                        ----------------------
                                                        (DOLLARS IN THOUSANDS)
      Long-term debt, including amounts due within one
       year:
        Realty Company Credit Facility................        $   50,492
        Realty Company Term A Loan....................           250,000
        Realty Company Term B Loan....................           250,000
        Realty Company Bridge Loan....................           450,000
                                                              ----------
            Total debt................................         1,000,492
      Common stockholders' equity (deficit)...........           (97,643)
                                                              ----------
            Total capitalization......................        $  902,849
                                                              ==========

                  OPERATING COMPANY PRO FORMA CAPITALIZATION

  The following table sets forth the actual capitalization of Operating Company at December 31, 1997 and, as adjusted, on a pro forma basis to give effect to the Reorganization Transactions, the expected Operating Company Financing Transactions, the issuance of the $17.7 million Operating Company Series A Preferred Stock and the Distribution. For accounting purposes, the historical consolidated financial statements of the Company will become the historical consolidated financial statements of Operating Company on the Distribution Date. Accordingly, the actual capitalization of Operating Company presented below is identical to that of the Company. See "The Reorganization Proposal and the Distribution Proposal--Accounting Treatment " and "Operating Company Unaudited Pro Forma Consolidated Financial Statements."

                                                            DECEMBER 31, 1997
                                                          ---------------------
                                                            ACTUAL   PRO FORMA
                                                          ---------- ----------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Long-term debt, including amounts due within one year:
  Senior collateralized debt............................. $   55,651 $        -
  Bank revolving credit agreement due 2002...............  1,129,300          -
  8 5/8% Senior Subordinated Notes due 2007..............    750,000          -
  Other..................................................     12,141          -
  Operating Company Credit Facility......................          -     87,500
  Operating Company Term A Loan..........................          -    300,000
  Operating Company Term B Loan..........................          -    200,000
  Operating Company Bridge Loan..........................          -    200,000
  Operating Company Subordinated Debt....................          -    300,000
                                                          ---------- ----------
    Total debt...........................................  1,947,092  1,087,500
Operating Company Series A Preferred Stock...............          -      1,770
Common stockholders' equity..............................    905,350    894,293
                                                          ---------- ----------
      Total capitalization............................... $2,852,442 $1,983,563
                                                          ========== ==========

                               SOURCES AND USES

  The following table sets forth the proposed sources and uses of the proceeds to Realty Company and Operating Company, respectively, of the Reorganization Transactions. The Company has received proposals from financial institutions for all of Realty Company's and Operating Company's financing requirements, is negotiating the terms of such financing and expects such financing to be achieved on terms acceptable to the Company. See "Realty Company Pro Forma Capitalization," "Operating Company Pro Forma Capitalization," "Realty Company Unaudited Pro Forma Consolidated Financial Statements" and "Operating Company Unaudited Pro Forma Consolidated Financial Statements" included elsewhere herein.

                                REALTY COMPANY

                                                                     (DOLLARS IN
                                 SOURCES                             THOUSANDS)
                                 -------                             -----------
      Realty Company Credit Facility................................ $   50,492
      Realty Company Term A Loan....................................    250,000
      Realty Company Term B Loan....................................    250,000
      Realty Company Bridge Loan....................................    450,000
                                                                     ----------
        Total sources............................................... $1,000,492
                                                                     ==========
                                   USES
                                   ----
      Company Bank Facility......................................... $  992,092
      Transaction costs and available cash..........................      8,400
                                                                     ----------
        Total uses.................................................. $1,000,492
                                                                     ==========

                               OPERATING COMPANY

                                                                    (DOLLARS IN
                                 SOURCES                            THOUSANDS)
                                 -------                            -----------
      Operating Company Credit Facility............................ $   87,500
      Operating Company Term A Loan................................    300,000
      Operating Company Term B Loan................................    200,000
      Operating Company Bridge Loan................................    200,000
      Operating Company Subordinated Debt..........................    300,000
      Proceeds from the issuance of Operating Company Series A
       Preferred Stock.............................................     17,700
                                                                    ----------
        Total sources.............................................. $1,105,200
                                                                    ==========
                                  USES
                                  ----
      Company Bank Facility........................................ $  137,208
      Company Notes................................................    750,000
      Other Company indebtedness...................................     67,792
      Loans to Operating Company officers in connection with the
       issuance of Operating Company Series A Preferred Stock......     15,930
      Transaction costs and available cash.........................    134,270
                                                                    ----------
        Total uses................................................. $1,105,200
                                                                    ==========

                                REALTY COMPANY
             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  The following financial statements reflect the unaudited pro forma consolidated balance sheet of Realty Company as of December 31, 1997 and the unaudited pro forma consolidated statement of income of Realty Company for the year ended December 31, 1997 as if the Reorganization Transactions and the Distribution had occurred on January 1, 1997. The pro forma information may not necessarily reflect the financial position and results of operations of Realty Company that would have been obtained had Realty Company been a separate, publicly held company on such date or at the beginning of the period indicated. In addition, the pro forma financial statements do not purport to be indicative of future operating results of Realty Company.

  Realty Company will not have been operated as a REIT prior to the Distribution Date. Accordingly, for accounting purposes, the financial statements of Realty Company will consist solely of its operations after the Distribution Date. See "The Reorganization Proposal and the Distribution Proposal--Accounting Treatment."

  The accompanying unaudited pro forma consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Realty Company" included elsewhere herein.

                                 REALTY COMPANY
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                           REALTY    REORGANIZATION  PRO FORMA
                                          COMPANY     TRANSACTIONS    REALTY
                                         HISTORICAL AND DISTRIBUTION  COMPANY
                                         ---------- ---------------- ---------
Rental income........................... $       -      $224,300(a)  $224,300
                                         ---------      --------     --------
General and administrative expenses.....         -         2,400(b)     2,400
Interest expense........................         -        87,904(c)    87,904
Depreciation............................         -        44,278(d)    44,278
                                         ---------      --------     --------
                                                 -       134,582      134,582
                                         ---------      --------     --------
Net income.............................. $       -      $ 89,718     $ 89,718
                                         =========      ========     ========
Earnings per common share:
 Basic..................................                             $   1.30
 Diluted................................                                 1.28
Shares used in computing earnings per
 common share:
 Basic..................................                               68,938
 Diluted................................                               70,359


                    See accompanying notes to the unaudited
                  pro forma consolidated financial statements.

                                 REALTY COMPANY
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                          REALTY    REORGANIZATION   PRO FORMA
                                         COMPANY     TRANSACTIONS      REALTY
                                        HISTORICAL AND DISTRIBUTION   COMPANY
                                        ---------- ----------------  ----------
                ASSETS
Current assets:
 Cash and cash equivalents............  $       -     $        -     $        -
 Accounts and notes receivable........          -              -              -
 Inventories..........................          -              -              -
 Income taxes.........................          -              -              -
 Other................................          -              -              -
                                        ---------     ----------     ----------
                                                -              -              -
                                        ---------     ----------     ----------
Property and equipment, at cost:
 Land.................................          -        116,399 (e)    116,399
 Buildings............................          -        967,742 (e)    967,742
 Equipment............................          -         35,310 (e)     35,310
 Construction in progress.............          -              -              -
                                        ---------     ----------     ----------
                                                -      1,119,451      1,119,451
 Accumulated depreciation.............          -       (207,502)(e)   (207,502)
                                        ---------     ----------     ----------
                                                -        911,949        911,949
Goodwill..............................          -              -              -
Investments in affiliates.............          -              -              -
Other.................................          -          8,400 (f)      8,400
                                        ---------     ----------     ----------
                                        $       -     $  920,349     $  920,349
                                        =========     ==========     ==========
 LIABILITIES AND STOCKHOLDERS' EQUITY
              (DEFICIT)
Current liabilities:
 Accounts payable.....................  $       -     $        -     $        -
 Salaries, wages and other
  compensation........................          -              -              -
 Other accrued liabilities............          -              -              -
 Long-term debt due within one year...          -         50,000 (g)     50,000
                                        ---------     ----------     ----------
                                                -         50,000         50,000
                                        ---------     ----------     ----------
Long-term debt........................          -          8,400 (f)    950,492
                                                         (50,000)(g)
                                                         992,092 (h)
Deferred credits and other
 liabilities..........................          -         17,500 (i)     17,500
Minority interests in equity of
 consolidated entities................          -              -              -
Common stockholders' equity (deficit).          -        911,949 (e)    (97,643)
                                                        (992,092)(h)
                                                         (17,500)(i)
                                        ---------     ----------     ----------
                                        $       -     $  920,349     $  920,349
                                        =========     ==========     ==========

                    See accompanying notes to the unaudited
                  pro forma consolidated financial statements.

                                REALTY COMPANY
        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--BASIS OF PRESENTATION

  Realty Company will not have been operated as a REIT prior to the Distribution Date. Accordingly, for accounting purposes, the financial statements of Realty Company will consist solely of its operations after the Distribution Date.

NOTE 2--PRO FORMA ADJUSTMENTS

  (a) To record the estimated Annual Base Rent from Operating Company in connection with the Master Lease Agreement ($221.5 million) and additional rental income from other leased facilities ($2.8 million). Pro forma rental income relates to the Properties owned and operated by the Company (46 hospitals and 210 nursing centers) or leased by the Company to third parties (eight nursing centers) prior to the Reorganization Transactions and does not include rental income which would be derived in the future from properties currently under construction by the Company which may be sold to Realty Company upon completion under the terms of the Development Agreement. Amounts due under the terms of the Master Lease Agreement are fixed (except for a 2% per annum escalator) and are not based upon the revenues or net income which may be derived by Operating Company from the Leased Properties.

  (b) To record the cost of administrative services provided by Operating Company in connection with the Transition Services Agreement.

  (c) To record interest expense related to the anticipated Realty Company Debt Facilities (dollars in thousands):

                                                                        INTEREST
                                                                DEBT    EXPENSE
                                                             ---------- --------
      Realty Company Credit Facility (assumed interest rate
       8%).................................................  $   50,492 $ 4,039
      Realty Company Term A Loan (assumed interest rate
       8%).................................................     250,000  20,000
      Realty Company Term B Loan (assumed interest rate 8
       1/2%)...............................................     250,000  21,250
      Realty Company Bridge Loan (assumed interest rate 8
       1/2%)...............................................     450,000  38,250
                                                             ---------- -------
                                                             $1,000,492  83,539
                                                             ==========
      Add commitment fee related to unused Realty Company
       Credit Facility.....................................                 748
      Add amortization of $8.4 million of deferred
       financing
       costs related to Realty Company Debt Facilities.....               3,617
                                                                        -------
        Total Realty Company interest expense..............             $87,904
                                                                        =======

  (d) To record depreciation expense related to property and equipment retained by Realty Company.

  (e) To record property and equipment and related accumulated depreciation retained by Realty Company.

  (f) To record deferred financing costs related to the Realty Company Debt Facilities.

  (g) To record long-term debt due within one year.

  (h) To record anticipated amounts to be borrowed under the Realty Company Debt Facilities.

  (i) To record deferred income taxes related to the property and equipment retained by Realty Company.

                                REALTY COMPANY
  NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 3--WORKING CAPITAL

  The pro forma consolidated balance sheet of Realty Company reflects a working capital deficiency at December 31, 1997. Long-term debt aggregating $50 million due within one year related to Realty Company Term A Loan is expected to be refinanced from available borrowings under the Realty Company Credit Facility. Accordingly, management does not believe that any contributions of working capital will be necessary at the Distribution Date.

NOTE 4--INCOME TAXES

  The pro forma consolidated financial statements assume that Realty Company qualifies as a REIT on January 1, 1997. As a result, no provision for income taxes have been recorded in the pro forma consolidated financial statements.

NOTE 5--PRO FORMA EARNINGS PER COMMON SHARE

  Pro forma earnings per common share of Realty Company are based upon the number of shares used in computing earnings per common share of the Company.

NOTE 6--ADMINISTRATIVE COSTS

  The pro forma consolidated statement of income excludes certain general and administrative costs which are expected to be incurred by Realty Company after the Distribution Date. These costs, comprised principally of compensation and various other costs associated with development activities, are expected to approximate $6 million to $8 million per annum.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS OF REALTY COMPANY

GENERAL

  Realty Company intends to make an election to qualify under the Code as a REIT commencing with its taxable year beginning January 1, 1999. Substantially all of Realty Company's initial revenues are expected to be derived from rents received from Operating Company under the Leases.

  Realty Company will not have been operated as a REIT prior to the Distribution Date. Accordingly, the financial statements of Realty Company will consist solely of its operations after the Distribution Date. For accounting purposes, the assets and liabilities of Realty Company will be recorded at their respective historical carrying values at the Distribution Date. See "The Reorganization Proposal and the Distribution Proposal-- Accounting Treatment."

PRO FORMA FINANCIAL DATA

  On a pro forma basis, after giving effect to the Reorganization Transactions and the Distribution, the Company estimates that for the year ended December 31, 1997, (i) Realty Company revenues would have approximated $224.3 million and (ii) net income for Realty Company would have been $89.7 million or $1.28 per diluted share of Realty Company Common Stock.

  The pro forma consolidated balance sheet at December 31, 1997 reflects a common stockholders' deficit of approximately $97.6 million or approximately $1.45 per share of Realty Company Common Stock. See "Realty Company Unaudited Pro Forma Consolidated Financial Statements."

LIQUIDITY

  In connection with the Reorganization Transactions, the Company will be required to refinance substantially all of its long-term debt, including the Company Bank Facility and the Company Notes. In lieu of repurchasing the Company Notes, the Company may assign to Operating Company, and Operating Company would assume, the Company Notes. Management is considering a capitalization plan for both Operating Company and Realty Company to be effected on or before the Distribution Date in which the Company's long-term debt is expected to be refinanced or assumed by either Operating Company or Realty Company at interest rates and terms which may be less favorable than those of the Company's current debt arrangements.

  In connection with the refinancing of the Company's long-term debt, it is anticipated that the Realty Company will have consummated the Realty Company Financing Transactions which would provide Realty Company with an aggregate of $1.2 billion of available credit at the Distribution Date. The Realty Company Debt Facilities are expected to comprise a (i) three year $250 million Realty Company Credit Facility, (ii) a $250 million Realty Company Term A Loan payable in various installments over three years and (iii) a $250 million Realty Company Term B Loan payable in installments of 1% per year with the outstanding balance due at the end of five years. Interest rates could approximate LIBOR plus 2 1/4%, LIBOR plus 2 1/4% and LIBOR plus 2 3/4%, respectively. In addition, the Realty Company Debt Facilities are expected to include the 18 month $450 million Realty Company Bridge Loan with interest payable at LIBOR plus 2 3/4%. Realty Company expects that it will refinance the Realty Company Bridge Loan with the Realty Company Credit Facility or the issuance of CMBS or a combination thereof.

  Anticipated financing arrangements to be consummated on or before the Distribution Date will contain customary covenants which will require, among other things, maintenance of certain financial ratios and limit amounts of additional debt, repurchases of common stock, dividends and capital expenditures. In addition, the Realty Company Credit Facility includes certain limitations on amounts which may be borrowed under the agreement.

  On a pro forma basis, the amount of outstanding debt under the Realty Company Debt Facilities would approximate $1.0 billion at December 31, 1997, of which approximately $50 million is expected to mature in 1998.

  Certain subsidiary capital stock of Realty Company will be pledged as collateral in connection with the anticipated Realty Company Credit Facility, Realty Company Term A Loan, Realty Company Term B Loan and Realty Company Bridge Loan.

  There can be no assurance that sufficient financing will be available on the terms discussed above, that such terms will be acceptable to the Realty Company at the Distribution Date, or that the Realty Company will have the financial resources necessary to implement its acquisition plans following the Distribution Date. The Reorganization Transactions are conditioned upon the consummation of the Financing Transactions.

  In connection with the Reorganization Transactions, the Company will seek to assign the Third Party Leases to Operating Company and obtain releases for the Company from the lessors. If such assignments and releases cannot be obtained, the Company will sublease the properties to Operating Company. The Company currently leases seven long-term acute care hospitals and 76 nursing centers. There can be no assurance that the Company will receive material consents to assignment of and release from the Third Party Leases. In order for the Company to obtain such consents for assignment, Realty Company may have to remain primarily liable for the obligations of Operating Company under the Third Party Leases. There can be no assurance that Operating Company will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Third Party Leases. As a result, if Operating Company were unable to satisfy such obligations, Realty Company would be obligated to satisfy the Third Party Lease obligations which could affect Realty Company's ability to make distributions to its stockholders.

  The pro forma consolidated balance sheet reflects a working capital deficiency at December 31, 1997 aggregating $50 million. Long-term debt aggregating $50 million due within one year relating to Realty Company Term Loan A is expected to be refinanced from available borrowings under the Realty Company Credit Facility. Accordingly, management does not believe that any contribution of working capital will be necessary at the Distribution Date. Management also believes that the expected financing plan discussed above, cash flows from operations and available borrowings under the Realty Company Credit Facility will be sufficient to meet the expected liquidity needs of Realty Company in 1998.

  Realty Company intends to make quarterly distributions to its stockholders following the Conversion Date in amounts not less than the amounts necessary to maintain its REIT status under the Code. Realty Company is expected to make distributions to its stockholders on a quarterly basis beginning the first quarter of 1999 following its election of REIT status on January 1, 1999. Realty Company's first distribution is expected to be equal to a payout ratio of approximately 80% of Funds From Operations. Based upon pro forma Funds From Operations (pro forma net income plus depreciation expense) of $134 million for the year ended December 31, 1997, distributions to Realty Company stockholders would have approximated $107.2 million or $1.59 per share for such period. There can be no assurances that Realty Company will meet or maintain the Distribution Policy. Realty Company does not intend to make any distributions to its stockholders in 1998. See "Distribution and Dividend Policy--Realty Company" included elsewhere herein.

CAPITAL RESOURCES

  Under the terms of the Master Lease Agreement, Annual Base Rent will aggregate $221.5 million and will increase by approximately 2% per year thereafter. Capital expenditures related to the maintenance and improvement to the Leased Properties will generally be incurred by Operating Company. Accordingly, Realty Company does not believe that it will incur any major expenditures in connection with the Leased Properties during the terms of the Leases. Realty Company anticipates entering into similar triple-net leases with respect to the Development Properties it elects to purchase from Operating Company pursuant to the Development Agreement. After the terms of the respective Leases expire, or in the event that Operating Company is unable to meet its obligations under the Leases, Realty Company anticipates that any expenditures for which it may become responsible to maintain the facilities will be funded by cash flows from operations and, in the case of major expenditures, through additional borrowings or issuances of equity. To the extent that unanticipated expenditures or significant borrowings are required, liquidity of Realty Company may be adversely affected.

  Other than Development Properties that Realty Company elects to purchase from Operating Company pursuant to the Development Agreement, Realty Company will have no commitments with respect to capital expenditures. However, pursuant to the Participation Agreement, Realty Company has a right of first offer with respect to certain healthcare properties to be sold or mortgaged by Operating Company for a period of three years following the Distribution Date.

  Available sources of capital to finance future growth will include available borrowings under the Realty Company Credit Facility, public or private debt and equity. Availability and terms of any such issuance will depend upon the market for such securities and other conditions at such time. There can be no assurance that such additional financing or capital will be available on terms acceptable to Realty Company. Realty Company may, under certain circumstances, borrow additional amounts in connection with the acquisition of additional properties, including the Development Properties or, as necessary to meet certain distribution requirements imposed on REITs under the Code. Realty Company's liquidity requirements with respect to future acquisitions may be reduced to the extent that it uses Realty Company Common Stock or units in the Realty Company Partnership as consideration for such purchases.

                       THE COMPANY AND OPERATING COMPANY
                      SELECTED HISTORICAL FINANCIAL DATA

  The following table sets forth selected historical financial data of the Company for each of the five years in the period ended December 31, 1997. For accounting purposes, the consolidated historical financial statements of the Company will become the historical financial statements of Operating Company after the Distribution Date. Accordingly, the selected historical financial data presented herein have been derived from the audited consolidated financial statements of the Company. The following selected financial data relate to the business of Operating Company as it was operated as part of the Company and may not reflect the results of operations or financial position that would have been obtained had Operating Company been a separate, publicly held company during such periods. In particular, the effect of lease payments that would have been incurred by Operating Company pursuant to the Leases are not reflected herein. Operating Company will also incur interest expense related to the Operating Company Debt Facilities at higher rates than incurred by the Company. In addition, the historical financial statements of Operating Company include certain expenses that, upon completion of the Reorganization Transactions, will not be included in future Operating Company financial statements. Such expenses include (i) expenses for depreciation on real estate assets which Operating Company will lease from Realty Company and (ii) interest expense related to long-term debt which will be assumed by Realty Company. The following table should be read in conjunction with: "Realty Company Unaudited Pro Forma Consolidated Financial Statements," "Operating Company Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Operating Company" and the historical consolidated financial statements of the Company presented elsewhere herein.

                       THE COMPANY AND OPERATING COMPANY
                       SELECTED HISTORICAL FINANCIAL DATA

                                            YEAR ENDED DECEMBER 31,
                          ---------------------------------------------------------------
                             1997         1996         1995         1994         1993
                          -----------  -----------  -----------  -----------  -----------
                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND STATISTICS)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $ 3,116,004  $ 2,577,783  $ 2,323,956  $ 2,032,827  $ 1,727,436
                          -----------  -----------  -----------  -----------  -----------
Salaries, wages and ben-
 efits..................    1,788,053    1,490,938    1,360,018    1,167,181      985,163
Supplies................      303,140      261,621      233,066      216,587      186,473
Rent....................       89,474       77,795       79,476       79,371       74,323
Other operating ex-
 penses.................      490,327      405,797      372,657      312,087      270,014
Depreciation and amorti-
 zation.................      123,865       99,533       89,478       79,519       69,126
Interest expense........      102,736       45,922       60,918       62,828       73,559
Investment income.......       (6,057)     (12,203)     (13,444)     (13,126)     (16,056)
Non-recurring transac-              -      125,200      109,423       (4,540)       5,769
 tions..................  -----------  -----------  -----------  -----------  -----------
                            2,891,538    2,494,603    2,291,592    1,899,907    1,648,371
                          -----------  -----------  -----------  -----------  -----------
Income before income
 taxes..................      224,466       83,180       32,364      132,920       79,065
Provision for income           89,338       35,175       24,001       46,781       10,089
 taxes..................  -----------  -----------  -----------  -----------  -----------
Income from operations..      135,128       48,005        8,363       86,139       68,976
Extraordinary loss on
 extinguishment of debt,
 net of income taxes....       (4,195)           -      (23,252)        (241)      (2,217)
Cumulative effect on
 prior years of a change
 in accounting for                  -            -            -            -       (1,103)
 income taxes...........  -----------  -----------  -----------  -----------  -----------
   Net income (loss)....  $   130,933  $    48,005  $   (14,889) $    85,898  $    65,656
                          ===========  ===========  ===========  ===========  ===========
Earnings (loss) per
 common share:
 Basic:
  Income from
   operations...........  $      1.96  $      0.69  $      0.22  $      1.41  $      1.28
  Extraordinary loss on
   extinguishment of
   debt.................        (0.06)           -        (0.38)           -        (0.04)
  Cumulative effect on
   prior years of a
   change in accounting             -            -            -            -        (0.02)
   for income taxes.....  -----------  -----------  -----------  -----------  -----------
   Net income (loss)....  $      1.90  $      0.69  $     (0.16) $      1.41  $      1.22
                          ===========  ===========  ===========  ===========  ===========
 Diluted:
  Income from
   operations...........  $      1.92  $      0.68  $      0.29  $      1.28  $      1.22
  Extraordinary loss on
   extinguishment of
   debt.................        (0.06)           -        (0.32)           -        (0.04)
  Cumulative effect on
   prior years of a
   change in accounting             -            -            -            -        (0.02)
   for income taxes.....  -----------  -----------  -----------  -----------  -----------
   Net income (loss)....  $      1.86  $      0.68  $     (0.03) $      1.28  $      1.16
                          ===========  ===========  ===========  ===========  ===========
 Shares used in
  computing earnings
  (loss) per common
  share:
  Basic.................       68,938       69,704       61,196       55,522       51,985
  Diluted...............       70,359       70,702       71,967       69,014       60,640
FINANCIAL POSITION:
Working capital.........  $   445,086  $   320,123  $   239,666  $   129,079  $   114,339
Assets..................    3,334,739    1,968,856    1,912,454    1,656,205    1,563,350
Long-term debt..........    1,919,624      710,507      778,100      746,212      784,801
Stockholders' equity....      905,350      797,091      772,064      596,454      485,550
OPERATING DATA:
Number of hospitals.....           60           38           36           33           26
Number of hospital li-
 censed beds............        5,273        3,325        3,263        2,511        2,198
Number of hospital pa-
 tient days.............      767,810      586,144      489,612      403,623      293,367
Number of nursing cen-
 ters...................          309          313          311          310          325
Number of nursing center
 licensed beds..........       40,383       39,619       39,480       39,423       40,759
Number of nursing center
 patient days...........   12,622,238   12,566,763   12,569,600   12,654,016   12,770,435
Number of Vencare con-
 tracts.................        3,877        4,346        4,072        2,648        1,628

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

  The Selected Historical Financial Data and the consolidated financial statements included in this Proxy Statement set forth certain data with respect to the financial position, results of operations and cash flows of the Company which should be read in conjunction with the following discussion and analysis.

GENERAL

  The Company is one of the largest providers of long-term healthcare services in the United States. At December 31, 1997, the Company operated 60 long-term acute care hospitals (5,273 licensed beds), 309 nursing centers (40,383 licensed beds) and the Vencare contract services business which primarily provides respiratory and rehabilitation therapies, medical services and pharmacy management services to approximately 2,900 healthcare facilities.

 HILLHAVEN MERGER

  The Hillhaven Merger was consummated on September 28, 1995. At the time of the Hillhaven Merger, Hillhaven operated 311 nursing centers, 56 retail and institutional pharmacies and 23 independent and assisted living communities with 3,122 units. Annualized revenues approximated $1.7 billion. See Note 2 of the Notes to Consolidated Financial Statements for a description of the Hillhaven Merger.

  Prior to its merger with the Company, Hillhaven completed the Nationwide Merger on June 30, 1995. At the time of the Nationwide Merger, Nationwide operated 23 nursing centers containing 3,257 licensed beds and four independent and assisted living communities with 442 units. Annualized revenues approximated $125 million. See Note 3 of the Notes to Consolidated Financial Statements for a description of the Nationwide Merger.

  As discussed in the Notes to Consolidated Financial Statements, the Hillhaven Merger and the Nationwide Merger have been accounted for by the pooling-of-interests method. Accordingly, the accompanying consolidated financial statements and financial and operating data included herein give retroactive effect to these transactions and include the combined operations of the Company, Hillhaven and Nationwide for all periods presented.

 STOCK OFFERINGS OF ATRIA

  In August 1996, the Company completed the initial public offering of Atria, its independent and assisted living business, through the issuance of 5,750,000 shares of Atria Common Stock (the "Atria IPO"). For accounting purposes, the accounts of Atria continued to be consolidated with those of the Company and minority interests in the earnings and equity of Atria were recorded from the consummation date of the Atria IPO through June 30, 1997. In July 1997, Atria completed a secondary equity offering which reduced the Company's ownership percentage to less than 50%. Accordingly, the Company's investment in Atria beginning July 1, 1997 has been accounted for under the equity method. At December 31, 1997, the Company owned 10,000,000 shares, or approximately 43%, of Atria's outstanding Common Stock. See Note 4 of the Notes to Consolidated Financial Statements for a description of the Atria stock offerings.

 THERATX MERGER

  On March 21, 1997, the merger with TheraTx was completed following a cash tender offer (the "TheraTx Merger"). At the time of the TheraTx Merger, TheraTx primarily provided rehabilitation and respiratory therapy management services and operated 26 nursing centers. Annualized revenues approximated $425 million.

  The TheraTx Merger has been accounted for by the purchase method, which requires that the accounts of acquired entities be included with those of the Company since the acquisition of a controlling interest.

Accordingly, the accompanying consolidated financial statements include the operations of TheraTx since March 21, 1997. See Note 5 of the Notes to Consolidated Financial Statements for a description of the TheraTx Merger.

 TRANSITIONAL MERGER

  On June 24, 1997, the Company acquired approximately 95% of the outstanding common stock of Transitional through a cash tender offer, after which time the operations of Transitional were consolidated with those of the Company in accordance with the purchase method of accounting. On August 26, 1997, the merger with Transitional was completed (the "Transitional Merger"). At the time of the Transitional Merger, Transitional operated 19 long-term acute care hospitals and provided respiratory therapy management services. Annualized revenues approximated $350 million. In addition, Transitional owns a 44% voting equity interest (61% ownership interest) in BHC, an operator of psychiatric and behavioral clinics. See Note 6 of the Notes to Consolidated Financial Statements for a description of the Transitional Merger.

RESULTS OF OPERATIONS

  A summary of key operating data follows:

                                              YEAR ENDED DECEMBER 31,
                                          ----------------------------------
                                             1997        1996        1995
                                          ----------  ----------  ----------
REVENUES (IN THOUSANDS):
Hospitals................................ $  785,829  $  551,268  $  456,486
Nursing centers..........................  1,722,416   1,615,141   1,512,679(a)
Vencare..................................    642,471     399,068     316,254
Atria....................................     31,199      51,846      47,976
                                          ----------  ----------  ----------
                                           3,181,915   2,617,323   2,333,395
Elimination..............................    (65,911)    (39,540)     (9,439)
                                          ----------  ----------  ----------
                                          $3,116,004  $2,577,783  $2,323,956
                                          ==========  ==========  ==========
HOSPITAL DATA:
Revenue mix %:
 Medicare................................       63.0        59.4        57.5
 Medicaid................................        8.1        12.3        11.7
 Private and other.......................       28.9        28.3        30.8
Patient days:
 Medicare................................    520,144     375,128     314,009
 Medicaid................................     96,490      97,521      76,781
 Private and other.......................    151,176     113,495      98,822
                                          ----------  ----------  ----------
                                             767,810     586,144     489,612
                                          ==========  ==========  ==========
Average daily census.....................      2,104       1,601       1,341
Occupancy %..............................       52.9        53.7        47.6
NURSING CENTER DATA:
Revenue mix %:
 Medicare................................       32.1        29.7        28.6
 Medicaid................................       42.9        44.3        44.5
 Private and other.......................       25.0        26.0        26.9
Patient days:
 Medicare................................  1,610,470   1,562,645   1,511,259
 Medicaid................................  8,152,503   8,191,450   8,146,881
 Private and other.......................  2,859,265   2,812,668   2,911,460
                                          ----------  ----------  ----------
                                          12,622,238  12,566,763  12,569,600
                                          ==========  ==========  ==========
Average daily census.....................     34,581      34,335      34,437
Occupancy %..............................       90.5        91.9        92.2
ANCILLARY SERVICES DATA:
End of period data:
 Number of Vencare single service con-
  tracts.................................      3,846       4,346       4,072
 Number of Vencare full service con-
  tracts.................................         31           -           -
                                          ----------  ----------  ----------
                                               3,877       4,346       4,072
                                          ==========  ==========  ==========

--------
(a) Includes a charge of $24.5 million recorded in connection with the Hillhaven Merger.

  Hospital revenues increased in both 1997 and 1996 from the acquisition of facilities and growth in same-store patient days. Hospital patient days rose 31% to 767,810 in 1997 and 20% to 586,144 in 1996. Same-store patient days grew 6% in 1997. Revenues attributable to the Transitional Merger were $138.9 million. Hospital revenues in 1997 were also favorably impacted by increases in both Medicare and private patient days (for which payment rates are generally higher than Medicaid) and a decline in Medicaid patient days. Price increases in both 1997 and 1996 were not significant.

  During 1997, the Company sold 28 under-performing or non-strategic nursing centers and acquired 26 nursing centers in connection with the TheraTx Merger. Excluding the effect of these sales and acquisitions, nursing center revenues increased 3%, while patient days declined 2%. The increase in same-store nursing center revenues resulted primarily from price increases and a 3% increase in Medicare patient days.

  Excluding the effect of sales and acquisitions, nursing center revenue growth was adversely impacted by a 5% decline in private patient days in 1997. In an effort to attract increased volumes of Medicare and private payment patients, the Company implemented a plan to expend approximately $200 million during 1997 and 1998 to improve existing facilities and expand the range of services provided to accommodate higher acuity patients.

  Vencare revenues for 1997 include $199.4 million related to contract rehabilitation therapy and certain other ancillary service businesses acquired as part of the TheraTx Merger. Excluding the TheraTx Merger and other sales and acquisitions, Vencare revenues grew 12% in 1997 and 26% in 1996 primarily as a result of growth in volume of ancillary services provided per contract and, in 1996, growth in the number of contracts. Vencare ancillary service contracts in effect at December 31, 1997 totaled 3,877 compared to 4,346 at December 31, 1996 and 4,072 at December 31, 1995. During 1997, the Company terminated approximately 700 contracts which did not meet certain growth criteria and eliminated approximately 670 contracts by combining previously separate pharmacy, enteral and infusion therapy contracts.

  Pharmacy revenues (included in Vencare operations) declined 4% to $167.1 million in 1997 from $174.1 million in the same period last year. The decline was primarily attributable to the effects of the restructuring of the institutional pharmacy business initiated in the fourth quarter of 1996 and the sale of the retail pharmacy outlets in January 1997. Pharmacy revenues rose 3% in 1996 from $168.8 million in 1995.

  As discussed in Note 4 of the Notes to Consolidated Financial Statements, the decline in Atria revenues in 1997 resulted from a change to the equity method of accounting for the Company's investment in Atria beginning July 1, 1997. The increase in 1996 revenues resulted primarily from price increases, growth in occupancy and expansion of ancillary services.

  In the fourth quarter of 1996, the Company recorded pretax charges aggregating $125.2 million ($79.9 million net of tax) primarily to complete the integration of Hillhaven. In November 1996, the Company executed a definitive agreement to sell certain under-performing or non-strategic nursing centers. A charge of $65.3 million was recorded in connection with the planned disposition of these nursing centers. In addition, the Company's previously independent institutional pharmacy business, acquired as part of the Hillhaven Merger, was integrated into Vencare, resulting in a charge of $39.6 million related primarily to costs associated with employee severance and benefit costs (approximately 500 employees), facility close down expenses and the write-off of certain deferred costs for services to be discontinued. A provision for loss totaling $20.3 million related to the planned replacement of one hospital and three nursing centers was also recorded in the fourth quarter. See Note 9 of the Notes to Consolidated Financial Statements.

  During 1997, the Company sold 28 of the 34 non-strategic nursing centers planned for disposition. Proceeds from the transaction aggregated $11.2 million. In addition, one facility was sold and one was closed in January 1998, and two nursing centers are expected to be sold pending regulatory approvals. In February 1998, the Company was unable to receive the necessary licensure approvals to sell two non-strategic nursing centers for which provisions for loss had been recorded in 1996. The Company intends to continue to operate these facilities. Accrued provisions for loss at December 31, 1997 were not significant. The reorganization of the institutional pharmacy business was substantially completed in 1997, which included the elimination of duplicative administrative functions and establishment of the pharmacy operations as an integrated part of the Company's hospital operations. The Company expects that construction activities related to the replacement of one hospital and three nursing centers will be completed in 1998 and 1999. Accrued provision for loss related to the facilities to be sold or replaced aggregated $22.2 million at December 31, 1997.

  In the third quarter of 1995, the Company recorded pretax charges aggregating $128.4 million ($89.9 million net of tax) primarily in connection with the consummation of the Hillhaven Merger. The charges included (i) $23.2 million of investment advisory and professional fees, (ii) $53.8 million of employee benefit plan and severance costs (approximately 500 employees), (iii) $26.9 million of losses associated with the planned disposition of certain nursing center properties and (iv) $24.5 million of charges to reflect the Company's change in estimates of accrued revenues recorded in connection with certain prior-year nursing center third-party reimbursement issues. Operating results for 1995 also include pretax charges of $5.5 million ($3.7 million net of tax) recorded in the second quarter related primarily to the Nationwide Merger. See Note 9 of the Notes to Consolidated Financial Statements.

  Income from operations for 1997 totaled $135.1 million, compared to $48.0 million and $8.3 million for 1996 and 1995, respectively. Excluding the effect of non-recurring transactions, income from operations increased 6% in 1997 from $127.9 million ($1.81 per share-diluted) in 1996 and 25% in 1996 from $101.9 million ($1.45 per share-diluted) in 1995.

  Operating results in 1997 were adversely impacted by a decline in fourth quarter income from operations to $27.2 million ($0.40 per share-diluted) from $35.9 million ($0.51 per share-diluted) in the fourth quarter of 1996 (excluding non-recurring charges). The reduction in earnings resulted primarily from (i) a loss of certain large Vencare contracts and growth in costs associated with the shift in Vencare product mix from fee-for-service to fixed fee arrangements in anticipation of the new prospective systems affecting Medicare reimbursement for nursing centers expected to take effect on July 1, 1998 and (ii) operating losses associated with the Transitional Merger. Vencare revenues were $158.2 million in the fourth quarter of 1997 compared to the previous quarter total of $183.2 million. In the fourth quarter of 1997, the sale of certain non-strategic assets acquired in connection with the TheraTx Merger resulted in a $13.5 million decline in Vencare revenues from the third quarter. See "--Healthcare Reform Legislation."

  In 1997, the Company initiated the marketing of its Vencare full-service ancillary services contracts to provide a full range of services to nursing centers not operated by the Company. The change in the Company's marketing strategy for selling ancillary services was developed in response to the anticipated prospective payment system established under the Budget Act. The Company believes that by bundling services through one provider, nursing centers can provide quality patient care more efficiently with the added benefit of centralized patient medical records. Under the new prospective payment system, ancillary services provided by nursing centers will be subject to fixed payments. In this new environment, the Company believes that its full-service ancillary services contracts will enhance the ability of nursing center operators to manage effectively the costs of providing quality patient care.

  As the nursing center industry adapts to the cost containment measures inherent in the new prospective payment system, management believes that the volume of ancillary services provided per patient day to nursing center patients could decline. In addition, as a result of these changes, many nursing centers may elect to provide ancillary services to their patients through internal staff and will no longer contract with outside parties for ancillary services. For these reasons and others, since the enactment of the Budget Act, sales of new contracts have declined and may continue to decline subject to the Company's success in implementing its Vencare comprehensive, full-service contract sales strategy.

  Operating results (including interest costs) associated with the hospitals acquired in the Transitional Merger reduced income from operations in the fourth quarter by $3.7 million or $0.05 per share and $9.2 million or $0.13 per share for the second half of 1997.

  Excluding the effect of non-recurring transactions, growth in operating income in 1996 resulted primarily from increased hospital volume, growth in higher margin ancillary services in both Vencare and the nursing center business and realization of substantial synergies resulting from the Hillhaven Merger. Management believes that additional revenues resulting from patient cross-referrals within the healthcare network created by the Hillhaven Merger aggregated approximately $80 million in 1996. In addition, cost reductions from elimination of duplicative functions, increased cost efficiencies and refinancing of long-term debt increased 1996 pretax income by approximately $20 million.

  For more information concerning the provision for income taxes as well as information regarding differences between effective income tax rates and statutory rates, see Note 11 of the Notes to Consolidated Financial Statements.

LIQUIDITY

  Cash provided by operations totaled $270.9 million for 1997 compared to $183.5 million for 1996 and $113.6 million for 1995. Despite growth in operating cash flows during each of the past three years, cash flows from operations have been adversely impacted by growth in the outstanding days of revenues in accounts receivable. Days of revenues in accounts receivable increased to 67 at December 31, 1997 compared to 54 at December 31, 1996. Growth in accounts receivable was primarily attributable to growth in rehabilitation contracts resulting from the TheraTx Merger (collection periods for which typically require in excess of three months), delays associated with the conversion of Transitional hospital financial systems and, in 1997 and 1996, the restructuring of the Company's pharmacy operations. Management believes that certain of these factors may have an adverse effect on cash flows from operations in 1998.

  In connection with the TheraTx Merger and the Transitional Merger, the Company increased the amount of the Company Bank Facility from $1.0 billion to $2.0 billion in 1997. At December 31, 1997, available borrowings under the Company Bank Facility approximated $822 million.

  As discussed in Note 13 of the Notes to Consolidated Financial Statements, the Company completed the $750 million private placement of the Company Notes in July 1997. The net proceeds of the offering were used to reduce outstanding borrowings under the Company Bank Facility.

  The Company has agreed to guarantee up to $75 million of Atria's $200 million bank credit facility (the "Atria Bank Facility") at December 31, 1997 and lesser amounts each year thereafter through 2000. At December 31, 1997, there were no outstanding guaranteed borrowings under the Atria Bank Facility.

  Working capital totaled $445.1 million at December 31, 1997 compared to $320.1 million at December 31, 1996. Management believes that current levels of working capital are sufficient to meet expected liquidity needs.

  At December 31, 1997, the Company's ratio of debt to debt and equity approximated 68% compared to 49% at December 31, 1996. Management intends to reduce the Company's leverage ratio from current levels. The primary sources of funds expected to reduce long-term debt in 1998 include proceeds from the sale of certain non-strategic assets, including the Company's Atria Common Stock.

  In connection with the Reorganization Transactions, the Company will be required to refinance, repurchase or assign substantially all of its long-term debt, including the Company Bank Facility and the Company Notes. In lieu of repurchasing the Company Notes, the Company may assign to Operating Company, and Operating Company would assume, the Company Notes. Management is considering a capitalization plan for both Operating Company and Realty Company to be effected on or before the Distribution Date in which the Company's long-term debt is expected to be refinanced, repurchased or assumed by either Operating Company or Realty Company at interest rates and terms which may be less favorable than those of the Company's current debt arrangements. There can be no assurance that sufficient financing will be available on terms that are acceptable to either Operating Company or Realty Company, or that either entity will have the financial resources necessary to implement its respective acquisition and development plans following the Distribution Date. See "Realty Company Selected Unaudited Pro Forma Consolidated Financial Data and Comparative Per Share Data" and "Operating Company Selected Unaudited Pro Forma Consolidated Financial Data and Comparative Per Share Data" included elsewhere herein.

CAPITAL RESOURCES

  Excluding acquisitions, capital expenditures totaled $281.7 million for 1997 compared to $135.0 million for 1996 and $136.9 million for 1995 which include $22.6 million, $7.4 million and $4.0 million related to Atria, respectively. Planned capital expenditures in 1998 (excluding acquisitions) are expected to approximate $250 million to $300 million and include significant expenditures related to nursing center improvements, construction of additional nursing centers, information systems and administrative facilities. If the Reorganization Transactions and the Distribution are consummated, proceeds from the sale of certain newly constructed facilities to Realty Company in 1998 could approximate $125 million to $150 million. Management believes that its capital expenditure program is adequate to expand, improve and equip existing facilities.

  During 1997, the Company expended approximately $359.4 million and $615.6 million in connection with the TheraTx Merger and the Transitional Merger, respectively. These acquisitions were financed primarily through the issuance of long-term debt. See Notes 5 and 6 of the Notes to Consolidated Financial Statements for a discussion of these acquisitions. The Company also expended $36.6 million, $26.2 million and $59.3 million for acquisitions of new facilities (and related healthcare businesses) and previously leased nursing centers during 1997, 1996, and 1995, respectively, of which $14.6 million, $5.2 million and $44.2 million related to additional hospital facilities. Subject to certain limitations related to management's plans to reduce long-term debt discussed above, the Company intends to acquire additional hospitals, nursing centers and ancillary service businesses in the future.

  Capital expenditures during the last three years were financed primarily through additional borrowings, internally generated funds and, in 1996, from the collection of notes receivable aggregating $78.2 million. In addition, capital expenditures in 1995 were financed through the public offering of 2.2 million shares of Company Common Stock, the proceeds from which totaled $66.5 million. The Company intends to finance a substantial portion of its capital expenditures with internally generated funds and additional long-term debt. Sources of capital include available borrowings under the Company Bank Facility, public or private debt and equity. At December 31, 1997, the estimated cost to complete and equip construction in progress approximated $119 million.

  In the fourth quarter of 1997, the Company repurchased 2,925,000 shares of Company Common Stock at an aggregate cost of $81.7 million. Repurchases of 1,950,000 shares of Company Common Stock in 1996 totaled $55.3 million. These transactions were financed primarily through borrowings under the Company Bank Facility.

  At December 31, 1997, the Company was a party to certain interest rate swap agreements that eliminate the impact of changes in interest rates on $400 million of outstanding floating rate debt. One agreement for $100 million expires in April 1998 and provides for fixed rates at 5.7% plus 3/8% to 1 1/8%. A second agreement on $300 million of floating rate debt provides for fixed rates at 6.4% plus 3/8% to 1 1/8% and expires in $100 million increments in May 1999, November 1999 and May 2000. The fair values of the swap agreements are not recognized in the consolidated financial statements. See Notes 1 and 13 of the Notes to Consolidated Financial Statements.

  As discussed in Note 13 of the Notes to Consolidated Financial Statements, the Company called for redemption all of its outstanding convertible debt securities in the fourth quarter of 1995, resulting in the issuance of approximately 7,259,000 shares of Company Common Stock. Approximately $34.4 million of the convertible securities were redeemed in exchange for cash equal to 104.2% of face value plus accrued interest. These transactions had no material effect on earnings per common share.

HEALTHCARE REFORM LEGISLATION

  The Budget Act, enacted in August 1997, contains extensive changes to the Medicare and Medicaid programs intended to reduce the projected amount of increase in payments under those programs by $115 billion and $13 billion, respectively, over the next five years. Under the Budget Act, annual growth rates for Medicare will be reduced from over 10% to approximately 7.5% for the next five years based on specific program baseline projections from the last five years. Virtually all spending reductions will come from providers and changes in program components. The Budget Act affects reimbursement systems for each of the Company's operating units.

  The Budget Act will reduce payments made to the Company's hospitals by reducing TEFRA incentive payments, allowable costs for capital expenditures and bad debts, and payments for services to patients transferred from a PPS hospital. The reductions in allowable costs for capital expenditures became effective October 1, 1997. The reductions in the TEFRA incentive payments and allowable costs for bad debts are expected to be effective beginning on September 1, 1998 with respect to Operating Company's hospitals. The reductions for payments for services to patients transferred from a PPS hospital are expected to be effective October 1, 1998. The Budget Act also requires the establishment of a prospective payment system for nursing centers for cost reporting periods beginning on or after July 1, 1998. During the first three years, the per diem rates for nursing centers will be based on a blend of facility-specific costs and Federal costs. Thereafter, the per diem rates will be based solely on Federal costs. The rates for such services have not been established or published. The payments received under the new prospective payment system will cover all services for Medicare patients, including all ancillary services, such as respiratory therapy, physical therapy, occupational therapy, speech therapy and certain covered drugs. The Budget Act also requires an adjustment to the payment system for home health services for cost reporting periods beginning on or after October 1, 1997. The new system will adjust per visit limits and establish per beneficiary annual spending limits. A prospective payment system for home health services will be established by October 1, 1999.

  Management believes that the Budget Act will adversely impact its hospital business by reducing the payments previously described. The TEFRA limits have not had a material adverse effect on the Company's results of operations, and the Company does not expect that the TEFRA limits will have a material adverse effect on its results of operations in 1998. The reductions in the TEFRA incentive payments, which are expected to be effective beginning on September 1, 1998 with respect to the Company's hospitals, will have an adverse impact on hospital revenues in the future.

  Based on information currently available, management believes that the new prospective payment system will benefit nursing center operations because (i) Company management believes that the average acuity levels of its patients will exceed the national average (which should result in increased payments per patient day) and (ii) because the Company expects to benefit from its ability to reduce the cost of providing ancillary services to patients in its facilities. The new Medicare prospective payment rates and related patient acuity measures will be established by HCFA, and as of the date hereof the Company does not know what these amounts will be. The Company management believes that its anticipated growth in nursing center profitability would be reduced if Congress acts to delay the effective date of the prospective payment system. As the nursing center industry adapts to the cost containment measures inherent in the new prospective payment system, the Company believes that the volume of ancillary services provided per patient day to nursing center patients could decline. In addition, as a result of these changes, many nursing centers may elect to provide ancillary services to their patients through internal staff and will no longer contract with outside parties for ancillary services. For these reasons and others, since the enactment of the Budget Act, sales of new contracts have declined and may continue to decline subject to the Company's success in implementing its Vencare comprehensive, full-service contracts sales strategy. The Company is actively implementing strategies and operational modifications to address changes in the Federal reimbursement system.

  In January 1998, HCFA issued rules changing Medicare reimbursement guidelines for therapy services provided by the Company (including the rehabilitation contract therapy business acquired as part of the TheraTx Merger). Under the new rules, HCFA established salary equivalency limits for speech and occupational therapy services and revised existing limits for physical and respiratory therapy services. The limits are based on a blend of data from wage rates for hospitals and nursing centers, and include salary, fringe benefit and expense factors. Rates are defined by specific geographic market areas, based upon a modified version of the hospital wage index. The new limits are effective for services provided on or after April 1, 1998 and are expected to impact negatively Vencare operating results in 1998. The Company will continue to charge client nursing centers in accordance with the revised guidelines until such nursing centers transition to the new prospective payment system. Under the new prospective payment system, the reimbursement for these services provided to nursing center patients will be a component of the total reimbursement allowed per nursing center patient and the salary equivalency guidelines will no longer be applicable. Most of the Company's client nursing centers are expected to transition to the new prospective payment system on or before January 1, 1999.

  There also continues to be state legislative proposals that would impose more limitations on government and private payments to providers of healthcare services such as the Company. Many states have enacted or are considering enacting measures that are designed to reduce their Medicaid expenditures and to make certain changes to private healthcare insurance. Some states also are considering regulatory changes that include a moratorium on the designation of additional long-term care hospitals and changes in Medicaid reimbursement system applicable to the Company's hospitals. There are also a number of legislative proposals including cost caps and the establishment of Medicaid prospective payment systems for nursing centers. Moreover, by repealing the Boren Amendment, the Budget Act eases existing impediments on the states' ability to reduce their Medicaid reimbursement levels.

  There can be no assurance that the Budget Act, new salary equivalency rates, future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

  Medicare revenues as a percentage of total revenues were 34%, 31% and 30% for 1997, 1996 and 1995, respectively, while Medicaid percentages of revenues approximated 26%, 31% and 33% for the respective periods.

OTHER INFORMATION

  In June 1997, the Company announced that it had entered into a strategic alliance with CNA Financial Corporation ("CNA") to develop and market a long-term care insurance product. Under this arrangement, CNA will offer a long-term care insurance product which features as a benefit certain discounts for services provided by members of the Company's network of long-term care providers. Members of this network will act as preferred providers of care to covered insureds. CNA will be responsible for underwriting, marketing and distributing the product through its national distribution network and will provide administrative insurance product support. The Company will reinsure 50% of the risk through a newly formed wholly owned insurance company and will provide utilization review services. Management believes that the alliance with CNA will not have a material impact on the Company's liquidity, financial position or results of operations in 1998.

  The Company has initiated a program to prepare its information systems, clinical equipment and facilities for the year 2000. An external professional organization has been engaged to assist in the management and implementation of this program. Management is currently implementing a plan to replace substantially all of the Company's financial information systems before the year 2000, the costs of which have not been determined. Most of these costs will be capitalized and amortized over a three to five year period. Required modifications to the Company's proprietary VenTouch(TM) and Therasys(TM) clinical information systems are minimal and will generally be accomplished through the use of existing internal resources. Clinical equipment in the Company's facilities will generally be replaced or modified as needed through the use of external professional resources. Incremental costs to complete the necessary changes to clinical equipment could approximate $10 million to $20 million over the next two years.

  Various lawsuits and claims arising in the ordinary course of business are pending against the Company. Resolution of litigation and other loss contingencies is not expected to have a material adverse effect on the Company's liquidity, financial position or results of operations. See Notes 15 and 23 of the Notes to Consolidated Financial Statements.

  Both the Company Bank Facility and the Company Notes contain customary covenants which require, among other things, maintenance of certain financial ratios and limit amounts of additional debt and repurchases of Company Common Stock. The Company was in compliance with all such covenants at December 31, 1997. If the Company Bank Facility is not refinanced in connection with the Reorganization Transactions, the Distribution will violate certain covenants contained therein. Management expects that Operating Company will be in compliance with all covenants related to the Company Notes which may be assumed by Operating Company in connection with the Reorganization Transactions. Management is considering a capitalization plan for Operating Company and Realty Company to be effected on or before the Distribution Date in which substantially all of the Company's long-term debt is expected to be refinanced or assumed by either Operating Company or Realty Company. See "-- Liquidity."

  As discussed in Note 1 of the Notes to Consolidated Financial Statements, on December 31, 1997, Statement of Financial Accounting Standards No. 128 required the Company to change the method of computing earnings per common share on a retroactive basis. The change in calculation method did not have a material impact on previously reported earnings per common share.

                               OPERATING COMPANY
             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  The following financial statements reflect the unaudited pro forma consolidated balance sheet of Operating Company as of December 31, 1997 and the unaudited pro forma consolidated statement of income of Operating Company for the year ended December 31, 1997 as if the Reorganization Transactions and the Distribution had occurred on January 1, 1997. The pro forma information may not necessarily reflect the financial position and results of operations of Operating Company that would have been obtained had Operating Company been a separate, publicly held company on such date or at the beginning of the period indicated. In addition, the pro forma financial statements do not purport to be indicative of future operating results of Operating Company.

  For accounting purposes, the historical consolidated financial statements of the Company will become the historical consolidated financial statements of Operating Company at the Distribution Date. Accordingly, the pro forma consolidated financial statements of Operating Company are based upon the historical consolidated statements of the Company. See "The Reorganization Proposal and the Distribution Proposal--Accounting Treatment."

  The accompanying unaudited pro forma consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Operating Company" included elsewhere herein.

                               OPERATING COMPANY
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                        THERATX
                                          AND        COMPANY     REORGANIZATION   PRO FORMA
                           COMPANY    TRANSITIONAL HISTORICAL   TRANSACTIONS AND  OPERATING
                          HISTORICAL   MERGERS(A)  AS ADJUSTED    DISTRIBUTION     COMPANY
                          ----------  ------------ -----------  ----------------  ----------
Revenues................  $3,116,004    $248,270   $3,364,274      $  (2,800)(b)  $3,361,474
                          ----------    --------   ----------      ---------      ----------
Salaries, wages and ben-
 efits..................   1,788,053     134,151    1,922,204              -       1,922,204
Supplies................     303,140      23,960      327,100              -         327,100
Rent....................      89,474       7,451       96,925        221,500 (b)     318,425
Other operating ex-
 penses.................     490,327      51,741      542,068         (2,400)(c)     539,668
Depreciation and
 amortization...........     123,865      14,558      138,423        (44,278)(d)      94,145
Interest expense........     102,736      30,827      133,563        (35,843)(e)      97,720
Investment income.......      (6,057)     (2,834)      (8,891)             -          (8,891)
                          ----------    --------   ----------      ---------      ----------
                           2,891,538     259,854    3,151,392        138,979       3,290,371
                          ----------    --------   ----------      ---------      ----------
Income before income
 taxes..................     224,466     (11,584)     212,882       (141,779)         71,103
Provision for income
 taxes..................      89,338      (4,611)      84,727        (52,020)(f)      32,707
                          ----------    --------   ----------      ---------      ----------
Income from operations..  $  135,128    $ (6,973)  $  128,155      $ (89,759)     $   38,396
                          ==========    ========   ==========      =========      ==========
Earnings per common
 share:
  Basic.................  $     1.96                                              $     0.54
  Diluted...............        1.92                                                    0.53
Shares used in computing
 earnings per common
 share:
  Basic.................      68,938                                                  68,938
  Diluted...............      70,359                                   1,500 (g)      71,859


                    See accompanying notes to the unaudited
                  pro forma consolidated financial statements.

                               OPERATING COMPANY
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                   REORGANIZATION
                                                    TRANSACTIONS     PRO FORMA
                                        COMPANY         AND          OPERATING
                                       HISTORICAL   DISTRIBUTION      COMPANY
                                       ----------  --------------    ----------
                ASSETS
Current assets:
 Cash and cash equivalents............ $   82,473   $    17,700 (h)  $   78,493
                                                       (124,500)(i)
                                                        (15,930)(j)
                                                        132,500 (k)
                                                        (13,750)(l)
 Accounts and notes receivable........    619,068             -         619,068
 Inventories..........................     27,605             -          27,605
 Income taxes.........................     73,413        55,800 (m)     121,476
                                                         (7,737)(n)
 Other................................     55,589             -          55,589
                                       ----------   -----------      ----------
                                          858,148        44,083         902,231
                                       ----------   -----------      ----------
Property and equipment, at cost:
 Land.................................    144,074      (116,399)(o)      27,675
 Buildings............................  1,084,770      (967,742)(o)     117,028
 Equipment............................    592,335       (35,310)(o)     557,025
 Construction in progress.............    174,851             -         174,851
                                       ----------   -----------      ----------
                                        1,996,030    (1,119,451)        876,579
 Accumulated depreciation.............   (488,212)      207,502 (o)    (280,710)
                                       ----------   -----------      ----------
                                        1,507,818      (911,949)        595,869
Goodwill..............................    659,311             -         659,311
Investments in affiliates.............    178,301             -         178,301
Other.................................    131,161       (40,000)(p)     104,911
                                                         13,750 (l)
                                       ----------   -----------      ----------
                                       $3,334,739   $  (894,116)     $2,440,623
                                       ==========   ===========      ==========
 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable..................... $  106,019   $         -      $  106,019
 Salaries, wages and other compensa-
  tion................................    163,642             -         163,642
 Other accrued liabilities............    115,933        (7,737)(n)     108,196
 Long-term debt due within one year...     27,468       (27,468)(k)      18,000
                                                         18,000 (q)
                                       ----------   -----------      ----------
                                          413,062       (17,205)        395,857
                                       ----------   -----------      ----------
Long-term debt........................  1,919,624      (832,124)(k)   1,069,500
                                                        (18,000)(q)
Deferred credits and other liabili-
 ties.................................     94,653       (17,500)(r)      77,153
Minority interests in equity of con-
 solidated entities...................      2,050             -           2,050
Series A Preferred Stock..............          -        17,700 (h)       1,770
                                                        (15,930)(j)
Common stockholders' equity...........    905,350      (124,500)(i)     894,293
                                                        992,092 (k)
                                                         55,800 (m)
                                                       (911,949)(o)
                                                        (40,000)(p)
                                                         17,500 (r)
                                       ----------   -----------      ----------
                                       $3,334,739   $  (894,116)     $2,440,623
                                       ==========   ===========      ==========

                    See accompanying notes to the unaudited
                  pro forma consolidated financial statements.

                               OPERATING COMPANY
        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--BASIS OF PRESENTATION

  For accounting purposes, the historical consolidated financial statements of the Company will become the historical consolidated financial statements of Operating Company at the Distribution Date. Accordingly, the accompanying unaudited pro forma consolidated financial statements of Operating Company are based upon the historical consolidated financial statements of the Company.

  The unaudited pro forma consolidated statement of income excludes certain non-recurring costs associated with the Reorganization Transactions which are expected to approximate $108.7 million net of income taxes.

NOTE 2--THERATX AND TRANSITIONAL MERGERS

  The pro forma consolidated financial statements reflect the TheraTx Merger and Transitional Merger as if each had occurred on January 1, 1997. For both periods presented, pro forma financial data have been derived by combining the financial results of the Company and TheraTx (based upon year end reporting periods ended December 31) and Transitional (based upon year end reporting periods ended November 30). Pro forma income from operations for 1997 excludes $29.7 million of costs incurred by both TheraTx and Transitional in connection with the acquisitions.

NOTE 3--PRO FORMA ADJUSTMENTS

  (a) To reflect the operating results of TheraTx and Transitional for periods prior to the respective combination dates, and to record additional interest expense and amortization incurred in connection with the TheraTx Merger and the Transitional Merger.

  (b) To record the estimated Annual Base Rent payable to Realty Company in connection with the Master Lease Agreement ($221.5 million) and elimination of rental income for leased facilities ($2.8 million) assumed by Realty Company.

  (c) To record income related to administrative services provided to Realty Company in connection with the Transition Services Agreement.

  (d) To eliminate depreciation expense related to property and equipment retained by Realty Company.

  (e) To eliminate interest expense related to the anticipated Operating Company Debt Facilities (dollars in thousands):

                                                          DEBT    INTEREST
                                                       ---------- ---------
      Operating Company Credit Facility (assumed in-
       terest rate 8 1/4%)...........................  $   87,500 $   7,219
      Operating Company Term A Loan (assumed interest
       rate 8 1/4%)..................................     300,000    24,750
      Operating Company Term B Loan (assumed interest
       rate 8 3/4%)..................................     200,000    17,500
      Operating Company Bridge Loan (assumed interest
       rate 8 1/4%)..................................     200,000    16,500
      Operating Company Subordinated Debt (assumed
       interest rate 9 1/4%).........................     300,000    27,750
                                                       ---------- ---------
                                                       $1,087,500    93,719
                                                       ==========
      Add commitment fee related to unused Operating
       Company Credit Facility.......................                 1,063
      Add amortization of $13.8 million of deferred
       financing costs related to Operating Company
       Debt Facilities...............................                 2,938
                                                                  ---------
        Total Operating Company interest expense.....                97,720
      Eliminate historical interest expense..........              (133,563)
                                                                  ---------
          Total interest expense elimination.........             $ (35,843)
                                                                  =========  ===

                               OPERATING COMPANY
  NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3--PRO FORMA ADJUSTMENTS (CONTINUED)

  (f) To record the pro forma provision for income taxes, including the effect of an increase in the effective income tax rate as a result of the Reorganization Transactions and the Distribution.

  (g) To reflect the assumed conversion of 1,500,000 shares of Operating Company Series A Preferred Stock into 1,500,000 shares of Operating Company Common Stock.

  (h) To record the issuance of Operating Company Series A Preferred Stock (6% non-voting convertible shares due 2008, par value $1.00 per share, issuance price of $11.80 per share).

  (i) To record the payment of anticipated transaction costs related to the Reorganization Transactions and the Distribution.

  (j) To record loans to eligible employees related to the issuance of Operating Company Series A Preferred Stock.

  (k) To record anticipated amounts to be borrowed under the Operating Company Debt Facilities ($132.5 million) and to eliminate amounts to be borrowed by Realty Company under the Realty Company Debt Facilities ($992.1 million).

  (l) To record deferred financing costs related to the Operating Company Debt Facilities.

  (m) To record the income tax benefit related to transaction costs and the write-off of deferred financing costs.

  (n) To reclassify currently payable income taxes.

  (o) To eliminate property and equipment and related accumulated depreciation retained by Realty Company.

  (p) To write off deferred financing costs related to debt anticipated to be refinanced.

  (q) To record long-term debt due within one year.

  (r) To eliminate deferred income taxes related to property and equipment retained by Realty Company.

NOTE 4--INCOME TAXES

  Estimated income taxes related to pro forma adjustments (a), (b), (c), (d), and (e) were recorded at an assumed combined federal and state income tax rate of 38.5% adjusted for certain nondeductible items that comprise a larger proportionate percentage of Operating Company taxable income.

NOTE 5--PRO FORMA EARNINGS PER COMMON SHARE

  The computation of earnings per common share reflects the assumed Distribution Ratio of one share of Operating Company Common Stock for each outstanding share of Company Common Stock.

  Pro forma basic earnings per common share of Operating Company are based upon the number of shares used in computing basic earnings per common share of the Company, adjusted to reflect an annual dividend requirement associated with the Operating Company Series A Preferred Stock approximating $1,062,000.

  Pro forma diluted earnings per common share of Operating Company are based upon the number of shares used in computing diluted earnings per common share of the Company, adjusted to reflect the assumed conversion of Operating Company Series A Preferred Stock into 1,500,000 shares of Operating Company Common Stock.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS OF OPERATING COMPANY

GENERAL

  The Selected Historical Financial Data and the consolidated financial statements included in this Proxy Statement set forth certain data with respect to the financial position, results of operations and cash flows of the Company which should be read in conjunction with the following discussion and analysis. For accounting purposes, the historical consolidated financial statements of the Company will become the historical consolidated financial statements of Operating Company after the Distribution Date. Accordingly, management's discussion and analysis with respect to the historical financial position, results of operations and cash flows of Operating Company is substantially identical to management's discussion and analysis related to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."

  For accounting purposes, the assets and liabilities of Operating Company will be recorded at their historical carrying values at the Distribution Date. See "The Reorganization Proposal and the Distribution Proposal--Accounting Treatment."

PRO FORMA RESULTS OF OPERATIONS

  The historical consolidated financial statements of the Company will relate to the business of Operating Company after the Distribution Date and may not reflect the financial position, results of operations and cash flows that would have been obtained had Operating Company been a separate, publicly held company during such periods.

  On a pro forma basis, after giving effect to the Reorganization Transactions and the Distribution, the Company estimates that for the year ended December 31, 1997, (i) Operating Company revenues would have approximated $3.36 billion, (ii) rental payments to Realty Company would have approximated $221.5 million and (iii) net income for Operating Company would have been $38.4 million or $0.53 per diluted share of Operating Company Common Stock. See "Operating Company Unaudited Pro Forma Consolidated Financial Statements."

LIQUIDITY

  In connection with the Reorganization Transactions, the Company will be required to refinance, repurchase or assign substantially all of its long-term debt, including the Company Bank Facility and the Company Notes. In lieu of repurchasing the Company Notes, the Company may assign to Operating Company, and Operating Company would assume, the Company Notes. Management is considering a capitalization plan for both Operating Company and Realty Company to be effected on or before the Distribution Date in which the Company's long-term debt is expected to be refinanced or assumed by either Operating Company or Realty Company at interest rates and terms which may be less favorable than those of the Company's current debt arrangements.

  In connection with the refinancing of the Company's long-term debt, it is anticipated that Operating Company will have consummated the Operating Company Financing Transactions which could aggregate $1.3 billion at the Distribution Date. The Operating Company Debt Facilities are expected to comprise a (i) five year $300 million Operating Company Credit Facility, (ii) a $300 million Operating Company Term A Loan payable in various installments over five years,
(iii) a $200 million Operating Company Term B Loan payable in installments of 1% per year with the outstanding balance due at the end of seven years and
(iv) $300 million of Operating Company Subordinated Debt. Interest rates could approximate LIBOR plus 2 1/2%, LIBOR plus 2 1/2%, LIBOR plus 3% and 9 1/4%, respectively.

  The Operating Company Financing Transactions also include the 18 month $200 million Operating Company Bridge Loan with interest payable at LIBOR plus 2 1/2%, to be repaid from the proceeds of the sale of certain non-strategic assets, including the sale of Atria Common Stock. The carrying value and fair value of the Company's investment in Atria Common Stock at December 31, 1997 aggregated $85.9 million and $171.3 million, respectively. If Operating Company is unable to sell the Atria Common Stock or other assets, Operating Company expects that it would be required to refinance the Operating Company Bridge Loan with available amounts under the Operating Company Credit Facility, public or private debt and equity or a combination thereof.

  The Operating Company Debt Facilities may be collateralized by all of the assets and subsidiary capital stock of Operating Company.

  On a pro forma basis, the amount of outstanding debt under the Operating Company Debt Facilities would approximate $1.09 billion at December 31, 1997.

  As part of the capitalization plan for Operating Company, Operating Company expects to issue $17.7 million of Operating Company Series A Preferred Stock prior to the Distribution Date pursuant to the Ownership Program.

  On a pro forma basis, working capital of Operating Company totaled $506.4 million at December 31, 1997. Management believes that the expected financing plan discussed above, cash flows from operations and available borrowings under the Operating Company Credit Facility will be sufficient to meet the expected liquidity needs of Operating Company.

  There can be no assurance that sufficient financing will be available on the terms discussed above, that such terms will be acceptable to Operating Company at the Distribution Date, or that Operating Company will have the financial resources necessary to implement its acquisition and development plans following the Distribution Date. The Reorganization Transactions and the Distribution are conditioned upon the successful financing of both Operating Company and Realty Company as separate independent entities.

CAPITAL RESOURCES

  Under the terms of the Master Lease Agreement, capital expenditures related to the maintenance and improvement to the Leased Properties will generally be incurred by Operating Company. Planned capital expenditures in 1998 (excluding acquisitions) are expected to approximate $250 million to $300 million and include significant expenditures related to nursing center improvements, construction of additional nursing centers, information systems and administrative facilities. If the Reorganization Transactions are consummated, proceeds from the sale of certain newly constructed facilities to Realty Company in 1998 could approximate $125 million to $150 million.

  Capital expenditures are expected to be financed primarily through cash flows from operations and additional borrowings. Sources of capital will include available borrowings under the Operating Company Credit Facility, public or private debt and equity.

  Management intends to acquire various healthcare businesses in the future as part of its growth strategy. However, the amount of available capital to finance such acquisitions will be substantially less than that currently available to the Company.

HEALTHCARE REFORM LEGISLATION

  The Budget Act contains extensive changes to the Medicare and Medicaid programs intended to reduce the projected amount of increase in payments under those programs by $115 billion and $13 billion, respectively, over the next five years. Under the Budget Act, annual growth rates for Medicare will be reduced from over 10% to approximately 7.5% for the next five years based on specific program baseline projections from the last five years. Virtually all spending reductions will come from providers and changes in program components. The Budget Act affects reimbursement systems for each of Operating Company's operating units.

  The Budget Act will reduce payments made to Operating Company's hospitals by reducing TEFRA incentive payments, allowable costs for capital expenditures and bad debts, and payments for services to patients transferred from a PPS hospital. The reductions in allowable costs for capital expenditures became effective October 1, 1997. The reductions in the TEFRA incentive payments and allowable costs for bad debts are expected to be effective beginning on September 1, 1998 with respect to the Operating Company's hospitals. The reductions for payments for services to patients transferred from a PPS hospital are expected to be effective

October 1, 1998. The Budget Act also requires the establishment of a prospective payment system for nursing centers for cost reporting periods beginning on or after July 1, 1998. During the first three years, the per diem rates for nursing centers will be based on a blend of facility-specific costs and Federal costs. Thereafter, the per diem rates will be based solely on Federal costs. The rates for such services have not been established or published. The payments received under the new prospective payment system will cover all services for Medicare patients, including all ancillary services, such as respiratory therapy, physical therapy, occupational therapy, speech therapy and certain covered drugs. The Budget Act also requires an adjustment to the payment system for home health services for cost reporting periods beginning on or after October 1, 1997. The new system will adjust per visit limits and establish per beneficiary annual spending limits. A prospective payment system for home health services will be established by October 1, 1999.

  Management believes that the Budget Act will adversely impact its hospital business by reducing the payments previously described. The TEFRA limits have not had a material adverse effect on Operating Company's results of operations, and Operating Company does not expect that the TEFRA limits will have a material adverse effect on its results of operations in 1998. The reductions in the TEFRA incentive payments which are expected to be effective beginning on September 1, 1998 with respect to Operating Company's hospitals, will have an adverse impact on hospital revenues in the future.

  Based upon information currently available, management believes that the new prospective payment system will benefit nursing center operations because (i) Operating Company management believes that the average acuity levels of its patients will exceed the national average (which should result in increased payments per patient day) and (ii) because Operating Company expects to benefit from its ability to reduce the cost of providing ancillary services to patients in its facilities. The new Medicare prospective payment rates and related patient acuity measures will be established by HCFA, and as of the date hereof Operating Company does not know what these amounts will be. Operating Company management believes that its anticipated growth in nursing center profitability would be reduced if Congress acts to delay the effective date of the prospective payment system. As the nursing center industry adapts to the cost containment measures inherent in the new prospective payment system, Operating Company believes that the volume of ancillary services provided per patient day to nursing center patients could decline. In addition, as a result of these changes, many nursing centers may elect to provide ancillary services to their patients through internal staff and will no longer contract with outside parties for ancillary services. For these reasons and others, since the enactment of the Budget Act, sales of new contracts have declined and may continue to decline subject to Operating Company's success in implementing its Vencare comprehensive, full-service contracts sales strategy. Operating Company is actively implementing strategies and operational modifications to address changes in the Federal reimbursement system.

  In January 1998, HCFA issued rules changing Medicare reimbursement guidelines for therapy services that will be provided by the Company (including the rehabilitation contract therapy business acquired as part of the TheraTx Merger). Under the new rules, HCFA established salary equivalency limits for speech and occupational therapy services and revised limits for physical and respiratory therapy services. The limits are based on a blend of data from wage rates for hospitals and nursing centers, and include salary, fringe benefit and expense factors. Rates are defined by specific geographic market areas, based upon a modified version of the hospital wage index. The new limits are effective for services provided on or after April 1, 1998 and are expected to impact negatively Vencare operating results in 1998. Operating Company will continue to charge client nursing centers in accordance with the revised guidelines until such nursing centers transition to the new prospective payment system. Under the new prospective payment system, the reimbursement for these services provided to nursing center residents will be a component of the total reimbursement allowed per nursing center patient and the salary equivalency guidelines will no longer be applicable. Most of Operating Company's client nursing centers are expected to transition to the new prospective payment system on or before January 1, 1999.

  There also continues to be state legislative proposals that would impose more limitations on government and private payments to providers of healthcare services such as Operating Company. Many states have enacted or are considering enacting measures that are designed to reduce their Medicaid expenditures and to make certain changes to private healthcare insurance. Some states also are considering regulatory changes that include a moratorium on the designation of additional long-term care hospitals and changes in Medicaid reimbursement system applicable to Operating Company's hospitals. There are also a number of legislative proposals including cost caps and the establishment of Medicaid prospective payment systems for nursing centers. Moreover, by repealing the Boren Amendment, the Budget Act eases existing impediments to the states' ability to reduce their Medicaid reimbursement levels.

  There can be no assurance that the Budget Act, new salary equivalency rates, future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have a material adverse effect on Operating Company's financial condition, results of operations or liquidity.

  Medicare revenues as a percentage of total revenues were 34%, 31% and 30% for 1997, 1996 and 1995 respectively, while Medicaid percentages of revenues approximated 26%, 31% and 33% for the respective periods.

OTHER INFORMATION

  In connection with the Reorganization Transactions and the Distribution, the strategic alliance with CNA Financial Corporation ("CNA") to develop and market a long-term care insurance product is expected to be implemented by Operating Company. Under this arrangement, CNA will offer a long-term care insurance product which features as a benefit certain discounts for services provided by members of Operating Company's network of long-term care providers. Members of this network will act as preferred providers of care to covered insureds. CNA will be responsible for underwriting, marketing and distributing the product through its national distribution network and will provide administrative insurance product support. Operating Company will reinsure 50% of the risk through a newly formed wholly-owned insurance company and will provide utilization review services. Management believes that the alliance with CNA will not have a material impact on Operating Company's liquidity, financial position or results of operations in 1998.

  Operating Company has initiated a program to prepare its information systems, clinical equipment and facilities for the year 2000. An external professional organization has been engaged to assist in the management and implementation of this program. Management is currently implementing a plan to replace substantially all of the Company's financial information systems before the year 2000, the costs of which have not been determined. Most of these costs will be capitalized and amortized over a three to five year period. Required modifications to the Company's proprietary VenTouch(TM) and Therasys(TM) clinical information systems are minimal and will generally be accomplished through the use of existing internal resources. Clinical equipment in the Company's facilities will generally be replaced or modified as needed through the use of external professional resources. Incremental costs to complete the necessary changes to clinical equipment could approximate $10 million to $20 million over the next two years.

  Various lawsuits and claims arising in the ordinary course of business will be assumed by Operating Company in connection with the Reorganization Proposal. Resolution of litigation and other loss contingencies is not expected to have a material adverse effect on Operating Company's liquidity, financial position or results of operations. See Notes 15 and 23 of the Notes to Consolidated Financial Statements of the Company.

  Anticipated financing arrangements to be consummated on or before the Distribution Date will contain customary covenants which require, among other things, maintenance of certain financial ratios and limit amounts of additional debt, repurchases of common stock, dividends and capital expenditures. In addition, the Operating Company Debt Facilities are expected to require that one-half of excess cash flow (as defined therein) be used to repay outstanding borrowings under such credit agreement.

  As discussed in Note 1 of the Notes to Consolidated Financial Statements, on December 31, 1997, Statement of Financial Accounting Standards No. 128 required the Company to change the method of computing earnings per common share on a retroactive basis. The change in calculation method did not have a material impact on previously reported earnings per common share.

                       BUSINESS OF REALTY COMPANY AFTER
                               THE DISTRIBUTION

GENERAL

  After the Distribution, Realty Company will be a self-administered, self-managed realty company that will continue to expand and enhance the portfolio of healthcare related properties owned by the Company. Realty Company's Properties will include 46 long-term acute care hospitals and 210 nursing centers in 36 states. Realty Company believes it will be a leading real estate company focused on the ownership and acquisition of healthcare related properties, including, but not limited to, hospitals, nursing centers, assisted living facilities and healthcare related office buildings. Although Realty Company intends to focus its efforts on the healthcare industry, Realty Company also may pursue real estate investment opportunities in non-healthcare real estate. At or prior to the Distribution Date, Realty Company will enter into a series of agreements with Operating Company, including the Master Lease Agreement, the Development Agreement and the Participation Agreement, pursuant to which Operating Company will lease and operate all of the Leased Properties, and Operating Company will complete development of the Development Properties and thereafter, at the option of Realty Company, sell to, and lease back from, Realty Company, the Development Properties. In addition, Realty Company will have a right of first offer with respect to certain healthcare properties to be sold or mortgaged by Operating Company for a period of three years following the Distribution Date. See "Relationship Between Realty Company and Operating Company After the Distribution." The Company and its predecessor companies have been engaged in the development, construction and acquisition of healthcare properties since 1985.

  Following the Distribution, Realty Company's primary source of revenues will be the Annual Base Rent to be paid by Operating Company under the Leases. The Annual Base Rent for the Properties under the Leases, for the twelve-month period commencing on the Distribution Date, will be approximately $221.5 million. Realty Company's principal expenditures will include costs incurred in the purchase of the Development Properties from Operating Company, the acquisition of additional properties, and depreciation and financing costs, including interest expense. Realty Company expects to diversify its credit exposure by entering into leases with tenants other than Operating Company.

  Realty Company's diversified portfolio of properties will include:

    . 46 long-term acute care hospitals in 21 states, which facilities contain 4,209 licensed beds representing approximately 41% of Annual Base Rent.

    . 210 nursing centers in 29 states, which facilities contain 27,222 licensed beds representing approximately 59% of Annual Base Rent.

    . 8 nursing centers leased to parties other than Operating Company.

  Realty Company will have a management team with experience in selecting, evaluating and acquiring healthcare facilities. Realty Company management will have in-depth knowledge of the healthcare market with particular expertise in the state regulatory environment for both long-term acute care hospitals and nursing centers. See "Management of the Company and Management of Realty Company and Operating Company After the Distribution--Realty Company."

STRUCTURE

  Within 90 days following the Distribution Date, Realty Company expects to form the Realty Company Partnership of which Realty Company will own a 99% general partnership interest and a newly formed wholly-owned limited liability company of Realty Company will own a one percent limited partnership interest. Realty Company will then transfer all of the Properties to the Realty Company Partnership and conduct substantially all of its business activities, including future development and acquisitions of properties, through the Realty Company Partnership. This structure will enable Realty Company to have properties that are developed or acquired in the future contributed to the Realty Company Partnership by the owner of such property in exchange for units in the Realty Company Partnership, which may be convertible into Realty Company Common Stock and/or cash. If the owner of such property receives units in the Realty Company Partnership in exchange for any such properties, the owner may be able to defer all or part of the tax consequences of the contribution. The units issued in exchange for properties will represent limited partnership interests in the Realty Company Partnership.

This structure, which is commonly known as an UPREIT, should make Realty Company an attractive buyer for a seller that wishes to defer payment of taxes upon disposition of property.

SOURCES OF CAPITAL FOR EXPANSION

  Realty Company is expected to have approximately $1.0 billion in total indebtedness as of the Distribution Date and approximately $200 million in credit available under the Realty Company Credit Facility. It is expected that such capital will be available from the following sources: (i) the Realty Company Credit Facility in the amount of $250 million, (ii) the Realty Company Term A Loan in the amount of $250 million, (iii) the Realty Company Term B Loan in the amount of $250 million, and (iv) the Realty Company Bridge Loan in the amount of $450 million. It is anticipated that the Realty Company Credit Facility will have an opening balance of approximately $50 million and unused capacity of approximately $200 million. The Realty Company Term A Loan, Realty Company Term B Loan and Realty Company Bridge Loan will all be fully funded. Realty Company expects that it will refinance the Realty Company Bridge Loan with the Realty Company Credit Facility or the issuance of CMBS or a combination thereof.

  To fund its growth strategy, Realty Company may raise additional long-term capital by issuing, in public or private transactions, equity or debt securities, but the availability and terms of any such issuance will depend upon the market for such securities and other conditions at such time. Realty Company believes that cash flows from operations and borrowings available under the Realty Company Credit Facility will be sufficient to finance its capital needs for the next 12 months. However, there can be no assurance that such additional financing or capital will be available on terms acceptable to Realty Company or that it will be as favorable as those received by the Realty Company's competitors.

THE PROPERTIES

  Following the Distribution, the Company believes that Realty Company will have a high quality portfolio of long-term care facilities, diversified in terms of geography and healthcare services provided at such facilities. The long-term acute care hospitals which will be owned by Realty Company primarily provide long-term acute care to medically complex, chronically ill patients. The occupancy percentage for such hospitals has increased from 46.1% for the year ended December 31, 1995 to 51.8% for the year ended December 31, 1997. The nursing centers which will be owned by Realty Company are believed by the Company to be leading providers of rehabilitation services, including physical, occupational and speech therapies, and care for patients with Alzheimer's disease, offering specialized programs covering approximately 2,300 beds in 67 nursing centers. In addition, the occupancy percentage for such nursing centers has remained high, varying from 92.9% for the year ended December 31, 1995 to 89.9% for the year ended December 31, 1997. The Annual Base Rent pursuant to the Leases for the twelve-month period commencing on the Distribution Date is approximately $221.5 million and pursuant to such Leases the Annual Base Rent will increase over the term of the Leases at a rate of 2% per annum.

  The Leased Properties will include 46 long-term acute care hospitals in 21 states and 210 nursing centers in 29 states. In addition, Realty Company owns and leases eight additional nursing centers in five states that generate approximately $2.8 million in annual rental payments. The Company believes that the geographic diversity of the Properties makes the portfolio less susceptible to adverse changes in state regulation and regional economic downturns.

 HOSPITAL FACILITIES

  Realty Company will be a leading owner of long-term hospitals. Realty Company's hospitals generally provide long-term care to medically complex, chronically ill patients. These hospitals have the capability to treat patients who suffer from multiple systemic failures or conditions such as neurological disorders, head injuries, brain stem and spinal cord trauma, cerebral vascular accidents, chemical brain injuries, central nervous system disorders, developmental anomalies and cardiopulmonary disorders. Chronic patients are often dependent on technology for continued life support, such as mechanical ventilators, total parenternal nutrition, respiration or cardiac monitors and dialysis machines. While these patients suffer from conditions which require a high level of monitoring and specialized care, they may not necessitate the continued services of an intensive care unit. Due to their severe medical conditions, these patients generally are not clinically appropriate for admission to a nursing center or rehabilitation hospital.

  The following table sets forth certain information for each hospital that is included in the Leased Properties:

                                                           1997
                                                         AVERAGE     LICENSED
FACILITY AND LOCATION                                 OCCUPANCY RATE   BEDS
---------------------                                 -------------- --------
ARIZONA
Vencor Hospital--Phoenix.............................      69.7%        58
Vencor Hospital--Tucson..............................      20.8         51
CALIFORNIA
THC, Orange County...................................      45.3         48
Vencor Hospital--Ontario.............................      86.6         91
Vencor Hospital--San Leandro.........................      35.4         99
Vencor Hospital--Orange County.......................      35.5         99
Vencor Hospital--San Diego...........................      51.7         70
Recovery Inn of Menlo Park...........................        --         16
COLORADO
Vencor Hospital--Denver..............................      55.5         68
FLORIDA
Vencor Hospital--Central Tampa.......................      79.7        102
Vencor Hospital--Coral Gables........................      90.0         53
Vencor Hospital--Ft. Lauderdale......................      88.2         64
Vencor Hospital--Hollywood...........................      62.2        124
Vencor Hospital--St. Petersburg......................      44.9         60
Vencor Hospital--North Florida.......................      73.9         60
ILLINOIS
Vencor Hospital--Chicago North.......................      43.9        205
Vencor Hospital--Sycamore............................      69.0         77
Vencor Hospital--Northlake...........................      67.6         94
Vencor Hospital--Lake Shore..........................      30.8        103
INDIANA
Vencor Hospital--Indianapolis........................      60.6         59
Vencor Hospital--LaGrange............................      34.0         62
KENTUCKY
Vencor Hospital--Louisville..........................      50.0        374
LOUISIANA
Vencor Hospital--New Orleans.........................      25.2        168
MASSACHUSETTS
Vencor Hospital--Boston..............................      78.4         36
Vencor Hospital--Boston Northshore...................      79.7         50
MICHIGAN
Vencor Hospital--Metro Detroit.......................      10.4        240
Vencor Hospital--Detroit.............................      45.1        160
MINNESOTA
Vencor Hospital--Minneapolis.........................      37.5        111
MISSOURI
Vencor Hospital--Kansas City.........................      37.3        167
Vencor Hospital--St. Louis...........................      60.0         60

                                                           1997
                                                         AVERAGE     LICENSED
FACILITY AND LOCATION                                 OCCUPANCY RATE   BEDS
---------------------                                 -------------- --------
NEVADA
THC--Las Vegas Hospital..............................      75.7%         52
Vencor Hospital--Las Vegas(1)........................       --           15
NEW MEXICO
Vencor Hospital--Albuquerque(2)......................      61.0          61
NORTH CAROLINA
Vencor Hospital--Greensboro..........................      89.0         124
OKLAHOMA
Vencor Hospital--Oklahoma City.......................      50.2          59
PENNSYLVANIA
Vencor Hospital--Philadelphia........................      70.2          52
Vencor Hospital--Pittsburgh..........................      64.5          63
TENNESSEE
Vencor Hospital--Chattanooga.........................      54.7          49
TEXAS
Vencor Hospital--Ft. Worth Southwest.................      42.8          80
Vencor Hospital--Ft. Worth West......................      59.3          67
Vencor Hospital--Houston(2)..........................      62.1          94
Vencor Hospital--Houston Northwest...................      62.5          84
Vencor Hospital--Mansfield...........................      46.9          55
Vencor Hospital--San Antonio.........................      56.5          59
VIRGINIA
Vencor Hospital--Arlington...........................      30.6         206
WISCONSIN
Vencor Hospital--Mt. Carmel..........................      42.8          60
                                                           ----       -----
TOTAL................................................      51.8%      4,209
                                                           ====       =====

--------
(1)Located in Torrey Pines Care Center, a nursing center which will be owned by Realty Company.
(2) The land is leased under a ground lease and improvements will be owned by Realty Company. Upon expiration of ground lease, improvements revert to the landlord.

 NURSING CENTER FACILITIES

  Realty Company management believes it will be a leading owner of nursing centers in the United States. Realty Company's nursing centers provide rehabilitation services, including physical, occupational and speech therapies. The majority of patients in rehabilitation programs stay for eight weeks or less. Patients in rehabilitation programs generally provide higher revenues to the operator of such facility than other nursing center patients because they require a high level of ancillary services.

  The following table sets forth certain information for each nursing center that is included in the Leased Properties:

                                                           1997
                                                         AVERAGE     LICENSED
FACILITY AND LOCATION                                 OCCUPANCY RATE   BEDS
---------------------                                 -------------- --------
ALABAMA
Rehabilitation & Healthcare Center of Huntsville--
 Huntsville.........................................       95.9%       159
Rehabilitation & Healthcare Center of Birmingham--
 Birmingham(1)......................................       95.6        114
Rehabilitation & Healthcare Center of Mobile--Mo-
 bile(1)............................................       95.6        174
ARIZONA
Valley Healthcare & Rehabilitation Center--Tucson...       67.6        147
Desert Life Rehabilitation & Care Center--Tucson....       73.2        240
Sonoran Rehabilitation & Care Center--Phoenix.......       92.9        100
Villa Campana Healthcare Center--Tucson.............       89.5        120
Kachina Point Health Care & Rehabilitation--Sedona..       92.6        120
Hacienda Rehabilitation and Care Center--Sierra Vis-
 ta.................................................       93.5        100
CALIFORNIA
Nob Hill Healthcare Center--San Francisco...........       86.9        180
Canyonwood Nursing & Rehabilitation Center--Redding.       90.0        115
Californian Care Center--Bakersfield................       94.3        160
Magnolia Gardens Care Center--Burlingame............       82.1         84
Lawton Healthcare Center--San Francisco.............       71.4         75
Valley Gardens Healthcare & Rehabilitation--Stock-
 ton................................................       95.6        120
Alta Vista Healthcare Center--Riverside.............       95.2         99
Maywood Acres Healthcare Center--Oxnard.............       95.3         98
La Veta Healthcare Center--Orange(1)................       89.2        112
Bay View Nursing & Rehabilitation Center--Alameda...       88.7        180
Village Square Nursing & Rehabilitation Center--San
 Marcos.............................................       47.2        120
COLORADO
Cherry Hills Health Care Center--Englewood..........       96.4         95
Aurora Care Center--Aurora..........................       95.5        120
Castle Garden Care Center--Northglenn...............       94.0        180
Brighton Care Center--Brighton......................       93.0        120
CONNECTICUT
Andrew House Healthcare--New Britain................       96.8         90
Camelot Nursing & Rehabilitation Center--New London.       97.4         66
Hamilton Rehabilitation & Healthcare Center--Nor-
 wich...............................................       97.3        160
Windsor Rehabilitation & Healthcare Center--Windsor.       86.3        120
Nutmeg Pavilion Healthcare--New London..............       96.8        140
Parkway Pavilion Healthcare--Enfield................       96.0        140
Courtland Gardens Health Center, Inc.--Stamford.....       85.7        180
Homestead Health Center--Stamford...................       97.6         87
FLORIDA
Bay Pointe Nursing Pavilion--St. Petersburg.........       94.1        120
East Manor Medical Care Center--Sarasota............       64.9        169
Healthcare & Rehabilitation Center of Sanford--San-
 ford...............................................       96.2        114
Titusville Rehabilitation & Nursing Center--Titus-
 ville..............................................       96.8        157
Colonial Oaks Rehabilitation Center-Ft. Myers--Ft.
 Myers..............................................       94.4        120
Carrollwood Care Center--Tampa......................       95.9        120
Evergreen Woods Healthcare & Rehabilitation--
 Springhill.........................................       96.6        120
Rehabilitation & Healthcare Center of Tampa--Tampa..       71.1        174
Rehabilitation & Healthcare Center of Cape Coral--
 Cape Coral.........................................       93.2        120

                                                           1997
                                                         AVERAGE     LICENSED
FACILITY AND LOCATION                                 OCCUPANCY RATE   BEDS
---------------------                                 -------------- --------
FLORIDA (CONTINUED)
Casa Mora Rehabilitation & Extended Care--Bradenton.       83.7%       240
North Broward Rehabilitation & Nursing Center--Pom-
 pano Beach.........................................       87.6        194
Highland Pines Rehabilitation Center--Clearwater....       93.3        120
Pompano Rehabilitation & Nursing Center--Pompano
 Beach..............................................       87.2        127
Abbey Rehabilitation & Nursing Center--St. Peters-
 burg...............................................       85.7        152
Windsor Woods Convalescent Center--Hudson...........       96.2        103
GEORGIA
Savannah Rehabilitation & Nursing Center--Savannah..       97.7        120
Speciality Care of Marietta--Marietta...............       89.0        146
Lafayette Nursing & Rehabilitation Center--Fayette-
 ville..............................................       87.3        179
Savannah Specialty Care Center--Savannah............       96.7        104
Tucker Nursing Center--Tucker.......................       82.5        148
IDAHO
Cascade Care Center--Caldwell.......................       86.5        112
Emmett Rehabilitation and Healthcare--Emmett........       78.4         95
Lewiston Rehabilitation and Care Center--Lewiston...       94.9         96
Nampa Care Center--Nampa............................       80.9        151
Weiser Rehabilitation and Care Center--Weiser.......       74.9         89
Moscow Care Center--Moscow..........................       72.6         94
Mountain Valley Care and Rehabilitation--Kellogg....       95.2         68
Hillcrest Rehabilitation and Care Center--Boise.....       90.0        123
INDIANA
Rolling Hills Health Care Center--New Albany........       98.2        115
Royal Oaks Healthcare & Rehabilitation Center--Terre
 Haute..............................................       74.9        230
Southwood Health & Rehabilitation Center--Terre
 Haute..............................................       86.5        149
Valley View Health Care Center--Elkhart.............       88.4        140
Wildwood Healthcare Center--Indianapolis............       88.6        173
Meadowvale Healthcare & Rehabilitation Center--
 Bluffton...........................................       84.7        120
Columbia Healthcare Facility--Evansville............       92.7        186
Bremen Health Care Center--Bremen...................       96.1         97
Windsor Estates Health & Rehabilitation Center--
 Kokomo.............................................       92.6        145
Muncie Health Care & Rehabilitation--Muncie.........       86.9        205
Parkwood Health Care Center--Lebanon................       81.2        153
Westview Nursing & Rehabilitation Center--Bedford...       81.7        149
Columbus Health & Rehabilitation Center--Columbus...       92.1        235
Wedgewood Healthcare Center--Clarksville............       90.5        124
KENTUCKY
Rosewood Health Care Center--Bowling Green..........       98.3        186
Oakview Nursing & Rehabilitation Center--Calvert
 City...............................................       93.1        116
Cedars of Lebanon Nursing Center--Lebanon...........       94.3         94
Winchester Centre for Health/Rehabilitation--Win-
 chester............................................       95.0        192
Riverside Manor Health Care--Calhoun................       97.8         84
Maple Manor Healthcare Center--Greenville...........       95.2        101
Danville Centre for Health & Rehabilitation--Dan-
 ville..............................................       98.2        106
Lexington Centre for Health & Rehabilitation--Lex-
 ington.............................................       95.8        180
North Centre for Health & Rehabilitation--Louis-
 ville..............................................       95.4        120
Hillcrest Health Care Center--Owensboro.............       97.4        156
Woodland Terrace Health Care Facility--Elizabeth-
 town...............................................       96.4        118
Harrodsburg Health Care Center--Harrodsburg.........       96.9        112

                                                           1997
                                                         AVERAGE     LICENSED
FACILITY AND LOCATION                                 OCCUPANCY RATE   BEDS
---------------------                                 -------------- --------
MAINE
Augusta Rehabilitation Center--Augusta..............       83.8%        78
Eastside Rehabilitation and Living Center--Bangor...       82.0         78
Winship Green Nursing Center--Bath..................       94.5         72
Brewer Rehabilitation & Living Center--Brewer.......       86.5        114
Kennebunk Nursing Center--Kennebunk.................       88.3         80
Norway Rehabilitation & Living Center--Norway.......       83.7         73
Shore Village Rehabilitation & Nursing Center--
 Rockland...........................................       69.5         61
Westgate Manor--Bangor..............................       92.3        118
Brentwood Rehabilitation & Nursing Center--Yarmouth.       76.1         83
Fieldcrest Manor Nursing Home--Waldoboro............       69.7         70
MASSACHUSETTS
Laurel Ridge Rehabilitation & Nursing Center--Ja-
 maica Plain........................................       95.5        120
Blue Hills Alzheimer's Care Center--Stoughton.......       93.6        101
Brigham Manor Nursing & Rehabilitation Center--New-
 buryport...........................................       95.1         64
Presentation Nursing & Rehabilitation Center--Brigh-
 ton................................................       91.2        122
Country Manor Rehabilitation & Nursing Center--New-
 buryport...........................................       95.2        123
Crawford Skilled Nursing & Rehabilitation Center--
 Fall River.........................................       95.4        124
Hallmark Nursing & Rehabilitation Center--New Bed-
 ford...............................................       88.1        124
Sachem Nursing & Rehabilitation Center--East Bridge-
 water..............................................       89.9        123
Hammersmith House Nursing Care Center--Saugus.......       92.4         88
Oakwood Rehabilitation & Nursing Center--Webster....       94.8         81
Timberlyn Heights Nursing & Alzheimer's Center
 Great--Barrington..................................       92.1         78
Star of David Nursing & Rehabilitation/Alzheimer's
 Center--West Roxbury...............................       97.4        149
Brittany Healthcare Center--Natick..................       91.9        126
Briarwood Health Care Nursing Center--Needham.......       91.3        120
Westridge Healthcare Center--Marlborough............       81.7        196
Bolton Manor Nursing Home--Marlborough..............       88.8        160
Hillcrest Nursing Home--Fitchburg...................       96.6         96
Country Gardens Skilled Nursing & Rehabilitation--
 Swansea............................................       93.6         86
Quincy Rehabilitation & Nursing Center--Quincy......       92.6        139
West Roxbury Manor--West Roxbury....................       94.1         76
Newton and Wellesley Alzheimer Center--Wellesley....       98.6        110
Den-Mar Rehabilitation & Nursing Center--Rock-
 port(1)............................................       95.8         80
Eagle Pond Rehabilitation & Living Center--South
 Dennis.............................................       95.0        142
Blueberry Hill Healthcare--Beverly..................       96.6        146
Colony House Nursing & Rehabilitation Center--Abing-
 ton................................................       89.5        102
Embassy House Skilled Nursing & Rehabilitation--
 Brockton...........................................       88.6        123
Franklin Skilled Nursing & Rehabilitation Center--
 Franklin...........................................       87.3         82
Great Barrington Rehabilitation & Nursing Center--
 Great Barrington...................................       82.0        106
River Terrace--Lancaster............................       98.0         82
Walden Rehabilitation & Nursing Center--Concord.....       92.7        123
Harrington House Nursing & Rehabilitation Center--
 Walpole............................................       89.0         90
MONTANA
Park Place Health Care Center--Great Falls..........       85.6        223
Parkview Acres Care & Rehabilitation Center--Dillon.       78.4        108
NEBRASKA
Homestead Healthcare and Rehabilitation Center--Lin-
 coln...............................................       95.2        167
NEVADA
Las Vegas Healthcare & Rehabilitation Center--Las
 Vegas..............................................       96.8         79
Torrey Pines Care Center--Las Vegas.................       73.1         90

                                                              1997
                                                            AVERAGE     LICENSED
FACILITY AND LOCATION                                    OCCUPANCY RATE   BEDS
---------------------                                    -------------- --------
NEW HAMPSHIRE
Dover Rehabilitation & Living Center--Dover............       91.3%       112
Greenbriar Terrace Healthcare--Nashua(1)...............       96.9        300
Hanover Terrace Healthcare--Hanover....................       92.1        100
NORTH CAROLINA
Pettigrew Rehabilitation & Healthcare Center--Durham...       91.7        107
LaSalle Healthcare Center--Durham......................       94.8        126
Sunnybrook Alzheimer's & Healthcare Specialist--Ra-
 leigh.................................................       93.7        126
Blue Ridge Rehabilitation & Healthcare Center--Ashe-
 ville.................................................       93.2        120
Raleigh Rehabilitation & Healthcare Center--Raleigh....       94.9        174
Rose Manor Health Care Center--Durham..................       96.0        123
Cypress Pointe Rehabilitation & Healthcare Center--Wil-
 mington...............................................       96.2        100
Winston-Salem Rehabilitation & Healthcare Center--
 Winston-Salem.........................................       97.9        230
Silas Creek Manor--Winston-Salem.......................       98.5         99
Lincoln Nursing Center--Lincolnton.....................       98.5        120
Guardian Care of Roanoke Rapids--Roanoke Rapids........       97.0        110
Guardian Care of Henderson--Henderson..................       98.1         80
Rehabilitation & Nursing Center of Monroe--Monroe......       92.4        174
Guardian Care of Kinston--Kinston......................       95.8        114
Guardian Care of Zebulon--Zebulon......................       96.6         60
Guardian Care of Rocky Mount--Rocky Mount(1)...........       96.5        118
Rehabilitation & Health Center of Gastonia--Gastonia...       96.8        118
Chapel Hill Rehabilitation & Healthcare Center--Chapel
 Hill..................................................       93.5        120
Guardian Care of Elizabeth City--Elizabeth City(2).....       94.8        120
OHIO
Franklin Woods Health Care Center--Columbus............       96.0        100
Chillicothe Nursing & Rehabilitation Center--
 Chillicothe...........................................       90.8        101
Pickerington Nursing & Rehabilitation Center--
 Pickerington..........................................       96.6        100
Logan Health Care Center--Logan........................       96.8        159
Winchester Place Nursing & Rehabilitation Center
 Canal--Winchester.....................................       95.8        201
Minerva Park Nursing & Rehabilitation Center--Columbus.       94.4        101
West Lafayette Rehabilitation & Nursing Center--West
 Lafayette.............................................       88.5         96
Cambridge Healthcare & Rehabilitation Center--Cam-
 bridge................................................       87.1        159
Coshocton Healthcare & Rehabilitation Center--Coshoc-
 ton...................................................       83.5        110
Bridgepark Center for Rehabilitation & Nursing Serv-
 ice--Akron............................................       94.1        174
Lebanon Country Manor--Lebanon.........................       96.4        100
OREGON
Sunnyside Care Center--Salem...........................       87.2        124
Medford Rehabilitation and Healthcare Center--Medford..       72.4        130
PENNSYLVANIA
Wyomissing Nursing & Rehabilitation Center--Reading....       84.0        103
RHODE ISLAND
Health Havens Nursing & Rehabilitation Center--E. Prov-
 idence................................................       93.4         58
Oak Hill Nursing & Rehabilitation Center--Pawtucket....       94.5        143
TENNESSEE
Madison Healthcare & Rehabilitation Center--Madison....       95.9        102
Cordova Rehabilitation & Nursing Center--Cordova.......       95.4        284
Primacy Healthcare & Rehabilitation Center--Memphis....       87.3        120
Masters Health Care Center--Algood.....................       98.0        175

                                                              1997
                                                            AVERAGE     LICENSED
FACILITY AND LOCATION                                    OCCUPANCY RATE   BEDS
---------------------                                    -------------- --------
TEXAS
San Pedro Manor--San Antonio...........................       64.6%         150
UTAH
Wasatch Care Center--Ogden.............................       81.1           69
Crosslands Rehabilitation & Health Care Center--Sandy..       91.4          120
St. George Care and Rehabilitation Center--St. George..       88.3          159
Federal Heights Rehabilitation & Nursing Center--Salt
 Lake City.............................................       71.0          154
Wasatch Valley Rehabilitation--Salt Lake City..........       84.7          118
VERMONT
Birchwood Terrace Healthcare--Burlington(1)............       98.0          160
VIRGINIA
Nansemond Pointe Rehabilitation & Health Care Center--
 Suffolk...............................................       94.7          194
Harbour Pointe Medical & Rehabilitation Centre--Nor-
 folk..................................................       92.4          172
River Pointe Rehabilitation & Healthcare Center--Vir-
 ginia Beach...........................................       86.5          160
Bay Pointe Medical & Rehabilitation Centre--Virginia
 Beach.................................................       85.2          118
WASHINGTON
Arden Rehabilitation & Healthcare Center--Seattle......       94.0          100
Northwest Continuum Care Center--Longview..............       91.9           74
Bellingham Health Care & Rehabilitation Services--Bel-
 lingham...............................................       67.8          111
Rainier Vista Care Center--Puyallup....................       91.8          120
Lakewood Healthcare Center--Lakewood...................       92.6           80
Vencor of Vancouver Healthcare & Rehabilitation--Van-
 couver................................................       91.3           98
Heritage Health & Rehabilitation Center--Vancouver.....       75.2           53
Edmonds Rehabilitation & Healthcare Center--Edmonds....       89.8           98
Queen Anne Healthcare--Seattle.........................       81.3          171
WISCONSIN
Eastview Medical & Rehabilitation Center--Antigo.......       96.6          173
Colonial Manor Medical & Rehabilitation Center--Wausau.       96.0          152
Colony Oaks Care Center--Appleton......................       92.3          102
North Ridge Medical & Rehabilitation Center--Manitowoc.       85.1          120
Vallhaven Care Center--Neenah..........................       86.2          133
Kennedy Park Medical & Rehabilitation Center--Scho-
 field.................................................       93.5          164
Family Heritage Medical & Rehabilitation Center--Wis-
 consin Rapid..........................................       90.4          140
Mt. Carmel Medical & Rehabilitation Center--Burlington.       98.8          155
Mt. Carmel Healthcare & Rehabilitation Center--Milwau-
 kee...................................................       94.3          657
Sheridan Medical Complex--Kenosha......................       96.3          106
Woodstock Healthcare & Rehabilitation Center--Kenosha..       92.1          183
San Luis Medical and Rehabilitation Center--Green Bay..       90.3          164
WYOMING
Mountain Towers Healthcare & Rehabilitation--Cheyenne..       92.6          170
South Central Wyoming Healthcare & Rehabilitation--
 Rawlins...............................................       50.3           90
Wind River Healthcare & Rehabilitation Center--River-
 ton...................................................       89.5           90
Sage View Care Center--Rock Springs....................       73.3          101
                                                              ----       ------
TOTAL..................................................       89.9%      27,222
                                                              ====       ======

--------
(1) The land is leased under a ground lease and improvements will be owned by Realty Company. Upon expiration of ground lease, improvements revert to the landlord.
(2) Property will be leased by Realty Company with an absolute option to purchase on or after September 1, 1999. The consideration to be paid by Realty Company will be in the form of the cancellation of a $2.7 million note made by the landlord/owner payable to the order of Realty Company.

  In addition to the nursing centers listed above, Realty Company will own and lease to third parties eight additional nursing centers located in five states that generate approximately $2.8 million in annual rentals.

PROPERTIES UNDER DEVELOPMENT BY OPERATING COMPANY

  The table below sets forth certain information regarding the Development Properties as of January 15, 1998. These properties, or the right to purchase these properties, as applicable, will be owned by Operating Company following the Distribution. Upon completion of development, Realty Company will have the option to purchase these properties from Operating Company and lease them back to Operating Company under terms substantially similar to the Master Lease Agreement. Management expects that the initial annual base rent for such Development Properties will approximate 10% of acquisition cost. There are no assurances that Operating Company will complete the development of the Development Properties or that Realty Company will purchase any of the Development Properties from Operating Company. If Realty Company purchases a Development Property from Operating Company, it will purchase such Development Property at a purchase price equal to the amount of Operating Company's actual costs in acquiring, developing and improving such Development Property prior to the purchase date. The anticipated cost to develop the Development Properties scheduled for construction, under construction and under renovation (and purchase such Development Properties from Operating Company) is approximately $225.2 million.

 HOSPITALS

                                        ESTIMATED
                    DEVELOPMENT         COMPLETION     PROPOSED NUMBER OF    ANTICIPATED
  LOCATION             PHASE             DATE(1)              BEDS            COSTS(2)
  --------     ---------------------- -------------- ----------------------- -----------
Cincinnati,
 OH..........  Renovation under way   October 1998               94          $14,300,000
Milwaukee,
 WI..........  Renovation under way   December 1998              90           13,550,000
San Antonio,
 TX..........  Construction scheduled March 1999                 60           11,894,000
Burbank, CA..  Renovation scheduled   March 2000                 92           15,650,000
 COMBINATION HOSPITALS AND NURSING
 CENTERS
                                        ESTIMATED      PROPOSED NUMBER OF
                    DEVELOPMENT         COMPLETION   HOSPITAL/NURSING CENTER ANTICIPATED
  LOCATION             PHASE             DATE(1)              BEDS            COSTS(2)
  --------     ---------------------- -------------- ----------------------- -----------
Dallas, TX...  Under construction     June 1998               52/60          $14,700,000
Las Vegas,
 NV..........  Under construction     December 1998          60/120           18,517,000
East Mesa,
 AZ..........  Construction scheduled January 1999           60/120           15,800,000
 NURSING
 CENTERS
                                        ESTIMATED
                    DEVELOPMENT         COMPLETION     PROPOSED NUMBER OF    ANTICIPATED
  LOCATION             PHASE             DATE(1)              BEDS            COSTS(2)
  --------     ---------------------- -------------- ----------------------- -----------
Corydon, IN..  Under construction     May 1998                   92          $ 7,025,000
Indianapolis,
 IN(3).......  Under construction     August 1998               120            4,410,000
Sellersburg,
 IN(3).......  Under construction     August 1998               110            7,238,000
San Antonio,
 TX..........  Under construction     August 1998                80            9,044,000
Grapevine,
 TX..........  Under construction     September 1998             80            8,537,000
Richardson,
 TX..........  Under construction     October 1998               80            9,029,000
Arlington,
 TX..........  Under construction     December 1998              80            8,600,000
Evansville,
 IN(3).......  Under construction     March 1999                120            4,410,000
Tucson, AZ...  Construction scheduled January 1999               80            9,611,000
Las Vegas,
 NV..........  Construction scheduled February 1999              80            9,326,000
Ft. Collins,   Construction scheduled February 1999             120            9,400,000
 CO..........
West Palm
 Beach, FL...  Construction scheduled March 1999                 99            9,155,000
Tucson, AZ...  Construction scheduled May 1999                   80            8,840,000
Pittsburgh,
 PA..........  Construction scheduled June 1999                  60            7,615,000
Fontana, CA..  Construction scheduled December 1999             100            8,550,000

 ASSISTED LIVING
 FACILITIES
                                                 ESTIMATED   PROPOSED
                              DEVELOPMENT       COMPLETION    NUMBER
        LOCATION                 PHASE            DATE(1)    OF UNITS
        --------          -------------------- ------------- ---------
Atlanta, GA.............. Renovation scheduled January 2000      70
 UNDEVELOPED REAL PROPERTY UNDER PURCHASE CONTRACTS(4)
                                                 ESTIMATED   PROPOSED
                                TYPE OF         COMPLETION   NUMBER OF
        LOCATION                FACILITY          DATE(1)      BEDS
        --------          -------------------- ------------- ---------
Mountain Park Ranch, AZ..    Nursing Center    August 1998       80
Scottsdale, AZ...........    Nursing Center    November 1998     80
Arvada, CO...............    Nursing Center    December 1998     80
Missouri City, TX........    Nursing Center    February 1999     80
Chandler, AZ.............    Nursing Center    June 1999         80
Shawnee, KS..............    Nursing Center    October 1999      80
Sun City West, AZ........    Nursing Center    October 1999      80

--------
(1) There are no assurances that zoning, construction and other delays will not be experienced.
(2) These costs include acquisition costs and development costs incurred to date and estimated development costs to complete.
(3) A developer is constructing the nursing center pursuant to a development agreement. Upon completion of the nursing center, Realty Company will lease the land and improvements from the developer under a ten year lease, with the option to purchase the land and improvements after one year at a predetermined amount. Operating Company will sublease the nursing center from Realty Company upon terms substantially similar to the Master Lease Agreement.
(4) These properties are not owned by the Company but are subject to definitive purchase and sale agreements. The seller is obligated to sell the property to the Company. The purchase of each of these properties is contingent upon the review and approval of, among other things, zoning, title, survey, environmental and engineering reports. There can be no assurances that any of these properties will be purchased and developed.

COMPETITION

  Realty Company will compete for acquisitions of real property with healthcare providers, other healthcare related REITs, real estate partnerships and other investors. Many of Realty Company's competitors are significantly larger and have greater financial resources and lower cost of capital than Realty Company. Realty Company has not entered into any agreements with respect to any acquisitions of real property other than the Development Properties. The success of Realty Company's growth strategy will be determined by numerous factors, including Realty Company's ability to identify suitable acquisition targets, the purchase price and the financial performance of the acquired facilities after acquisitions. The Properties are subject to competition from the properties of other healthcare providers. In addition, the extent to which the Properties are utilized depends upon several factors, including the number of patients using the Properties, physician referral patterns, other competitive systems of healthcare delivery and population and demographics. Private, Federal and state payment programs and the effect of other laws and regulations may also have a significant effect on the utilization of the Properties. Virtually all of the Properties operate in a competitive environment and patients and referral sources, including physicians, may change their preferences for a healthcare facility from time to time.

GOVERNMENTAL REGULATION

  Realty Company is affected by government regulation of the healthcare industry in that Operating Company's ability to make rental payments under the Leases will be contingent upon such regulation. Moreover, the residual value of Realty Company's properties and its ability to acquire and develop additional properties may be affected by healthcare laws and regulations. Aggressive efforts by health insurers and government agencies to limit the costs of healthcare services and to reduce utilization of hospital and other healthcare facilities may reduce future revenues or slow revenue growth for in-patient facilities and shift utilization from in-patient to out-patient facilities. See "Governmental Regulation."

ENVIRONMENTAL REGULATION

  Under various Federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property or an entity that arranges for the disposal or treatment of hazardous or toxic substances at a disposal site may be held jointly and severally liable for the cost of removal or remediation of certain hazardous or toxic substances, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner, operator or otherwise responsible party knew of, or caused the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial, and the liability of a responsible party as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the liable party. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. In connection with the ownership and leasing to Operating Company of the Leased Properties, and the Development Properties acquired by Realty Company, Realty Company could be liable for these costs as well as certain other costs, including governmental fines and injuries to person or properties. The Company does not expect that Realty Company will have to make any material capital expenditures in connection with such environmental regulations for the remainder of 1998 or during 1999.

                      BUSINESS OF OPERATING COMPANY AFTER
                               THE DISTRIBUTION

GENERAL

  Following the Reorganization Transactions and the Distribution, Operating Company will be one of the largest providers of long-term healthcare services in the United States. At December 31, 1997, Operating Company's operations would have included 60 long-term acute care hospitals containing 5,273 licensed beds, 309 nursing centers containing 40,383 licensed beds, and the Vencare contract services business which provides respiratory and rehabilitation therapies and medical and pharmacy management services to approximately 2,900 healthcare facilities. Operating Company will operate in 46 states. Healthcare services provided through this network include long-term hospital care, nursing care, contract respiratory therapy services, subacute and post-operative care, in-patient and out-patient rehabilitation therapy, specialized care for Alzheimer's disease, hospice care, home healthcare and pharmacy services. Operating Company will continue to develop VenTouch(TM), a comprehensive paperless clinical information system designed to increase the operating efficiencies of Operating Company's facilities.

  Operating Company's predecessor, the Company, was incorporated in Kentucky in 1983 as Vencare, Inc. and commenced operations in 1985. It was reorganized as a Delaware corporation in 1987 and changed its name to Vencor, Incorporated in 1989 and to Vencor, Inc. in 1993. On September 28, 1995, Hillhaven was merged into the Company. On March 21, 1997, the Company acquired TheraTx, a provider of subacute rehabilitation and respiratory therapy program management services to nursing centers and an operator of 26 nursing centers. On June 24, 1997, the Company acquired Transitional, an operator of 16 long-term acute care hospitals and three satellite facilities located in 13 states.

  Unless the context otherwise requires, the following discussion describes Operating Company's business as it is expected to exist immediately after the Reorganization Transactions and the Distribution. Prior year amounts refer to Operating Company's business as it was conducted by the Company.

HOSPITAL OPERATIONS

  The hospitals to be operated by Operating Company primarily provide long-term acute care to medically complex, chronically ill patients. Operating Company's hospitals have the capability to treat patients who suffer from multiple systemic failures or conditions such as neurological disorders, head injuries, brain stem and spinal cord trauma, cerebral vascular accidents, chemical brain injuries, central nervous system disorders, developmental anomalies and cardiopulmonary disorders. Chronic patients are often dependent on technology for continued life support, such as mechanical ventilators, total parenteral nutrition, respiration or cardiac monitors and dialysis machines. Generally, approximately 60% of Operating Company's chronic patients are ventilator-dependent for some period of time during their hospitalization. Operating Company's patients suffer from conditions which require a high level of monitoring and specialized care, yet may not necessitate the continued services of an intensive care unit. Due to their severe medical conditions, Operating Company's hospital patients generally are not clinically appropriate for admission to a nursing center or rehabilitation hospital. The medical condition of most of Operating Company's hospital patients is periodically or chronically unstable. By combining general acute care services with the ability to care for chronic patients, Operating Company believes that its long-term care hospitals provide its patients with high quality, cost-effective care. During 1997, the average length of stay for chronic patients in the long-term care hospitals to be operated by Operating Company was approximately 43 days. Although Operating Company's patients range in age from pediatric to geriatric, typically more than 70% of Operating Company's chronic patients are over 65 years of age. Operating Company's hospital operations are subject to regulation by a number of government and private agencies. See "Governmental Regulation--Hospitals."

 HOSPITAL FACILITIES

  The following table lists by state the number of hospitals and related licensed beds that were owned by or leased from unaffiliated third parties by the Company, as of December 31, 1997:

                                                        NUMBER OF FACILITIES
                                                    ----------------------------
                                           LICENSED OWNED BY  LEASED FROM
                                             BEDS   COMPANY  OTHER PARTIES TOTAL
STATE                                      -------- -------- ------------- -----
Arizona...................................    109       2           -         2
California................................    635       9           -         9
Colorado..................................     68       1           -         1
Florida(1)................................    564       6           1         7
Georgia(1)................................     72       -           1         1
Illinois(1)...............................    613       3           2         5
Indiana...................................    159       2           1         3
Kentucky(1)...............................    374       1           -         1
Louisiana.................................    168       1           -         1
Massachusetts(1)..........................     86       2           -         2
Michigan(1)...............................    400       2           -         2
Minnesota.................................    111       1           -         1
Missouri(1)...............................    227       2           -         2
Nevada....................................     52       1           -         1
New Mexico................................     61       1           -         1
North Carolina(1).........................    124       1           -         1
Ohio......................................     94       1           -         1
Oklahoma..................................     59       1           -         1
Pennsylvania..............................    115       2           -         2
Tennessee(1)..............................     49       1           -         1
Texas.....................................    663       8           2        10
Virginia(1)...............................    206       1           -         1
Washington(1).............................     80       1           -         1
Wisconsin.................................    184       2           1         3
                                            -----     ---         ---       ---
Totals....................................  5,273      52           8        60
                                            =====     ===         ===       ===

--------
(1) These states have CON regulations. See "Governmental Regulation--
Hospitals."

  As part of the Reorganization Transactions, Operating Company and Realty Company will enter into a Master Lease Agreement under which 46 of the Company-owned hospitals indicated above will be leased by Operating Company from Realty Company. For additional information with respect to the Master Lease Agreement, see "Relationship Between Realty Company and Operating Company After the Distribution--Master Lease Agreement."

 SERVICES PROVIDED BY HOSPITALS

  Chronic. Operating Company has devised a comprehensive program of care for its chronic patients that draws upon the talents of interdisciplinary teams, including licensed pulmonary specialists. The teams evaluate chronic patients upon admission to determine treatment programs. Where appropriate, the treatment programs may involve the services of several disciplines, such as pulmonary and physical therapy. Individual attention to patients who have the cognitive and physical abilities to respond to therapy is emphasized. Patients who successfully complete treatment programs are discharged to nursing centers, rehabilitation hospitals or home care settings.

  General Acute Care. Operating Company operates two general acute care hospitals. Certain of Operating Company's long-term care hospitals also provide general acute care and outpatient services in support of their long-term care services. Certain of Operating Company's hospitals maintain subacute units. General acute care and outpatient services may include inpatient services, diagnostic services, emergency services, CT scanning, one-day surgery, hospice services, laboratory, X-ray, respiratory therapy, cardiology and physical therapy. Operating Company may expand its general acute care and outpatient services.

  Major factors contributing to the growth in demand for Operating Company's intensive care hospital services include the following:

  Increased Patient Population. Improved medical care and advancements in medical technology have increased the survival rates for infants born with severe medical problems, as well as victims of disease and trauma of all ages. Many of these patients never fully recover and require long-term hospital care. The incidence of chronic respiratory problems increases with age, particularly in connection with certain degenerative conditions. As the average age of the United States population increases, Operating Company believes there will be an increase in the need for long-term hospital care.

  Medically Displaced Patients. Operating Company's hospital patients require a high level of monitoring and specialized care, yet may not require the continued services of an intensive care unit. Due to their extended recovery period, Operating Company's hospital patients generally would not receive specialized multi-disciplinary treatment focused on the unique aspects of a long-term recovery program in a general acute care hospital, and yet are not appropriate for admission to a nursing center or rehabilitation hospital.

  Economically Displaced Patients. Historically, reimbursement policies and practices designed to control healthcare costs have made it difficult to place medically complex, chronically ill patients in an appropriate healthcare setting. Under the Medicare program, general acute care hospitals are reimbursed under the prospective payment system ("PPS"), a fixed payment system which provides an economic incentive to general acute care hospitals to minimize the length of patient stay. As a result, these hospitals generally receive less than full cost for providing care to patients with extended lengths of stay. Furthermore, PPS does not provide for reimbursement more frequently than once every 60 days, placing an additional economic burden on a general acute care hospital providing long-term care. Operating Company's long-term care hospitals, however, are excluded from PPS and generally receive reimbursement on a more favorable basis for providing long-term hospital care to Medicare patients. Commercial reimbursement sources, such as insurance companies and health maintenance organizations ("HMOs"), some of which pay based on established hospital charges, typically seek the most economical source of care available. Operating Company believes that its emphasis on long-term hospital care allows it to provide high quality care to chronic patients on a cost-effective basis.

 HOSPITAL PATIENT ADMISSION

  Substantially all of the acute and medically complex patients admitted to Operating Company's hospitals are transfers from other healthcare providers. Patients are referred from general acute care hospitals, rehabilitation hospitals, nursing centers and home care settings. Referral sources include discharge planners, case managers of managed care plans, social workers, physicians, third party administrators, HMOs and insurance companies.

  Operating Company will employ case managers who educate healthcare professionals from other hospitals as to the unique nature of the services provided by Operating Company's long-term care hospitals. The case managers develop an annual admission plan for each hospital with assistance from the hospital's administrator. To identify specific service opportunities, the admission plan for each hospital is based on a variety of factors, including population characteristics, physician characteristics and incidence of disability statistics. The admission plans involve ongoing education of local physicians, utilization review and case management personnel, acute care hospitals, HMOs and preferred provider organizations ("PPOs"). Operating Company maintains a pre-admission assessment system at its regional referral centers to evaluate certain clinical and other information in determining the appropriateness of each patient referred to its hospitals.

 PROFESSIONAL STAFF

  Each of Operating Company's hospitals is staffed with a multi-disciplinary team of healthcare professionals. A professional nursing staff trained to care for the long-term acute patient is on duty 24 hours each day in Operating Company's hospitals. Other professional staff includes respiratory therapists, physical therapists, occupational therapists, speech therapists, pharmacists, registered dietitians and social workers.

  The physicians at Operating Company's hospitals generally are not employees of Operating Company and may be members of the medical staff of other hospitals. Each of Operating Company's hospitals has a fully credentialed, multi-specialty medical staff to meet the needs of the clinically complex, long-term acute patient. Typically, each patient is visited at least once a day by a physician. A broad range of physician services is available including, but not limited to, pulmonology, internal medicine, infectious diseases, neurology, nephrology, cardiology, radiology and pathology. Generally, Operating Company does not enter into exclusive contracts with physicians to provide services to its hospital patients.

  Operating Company believes that its future success will depend in large part upon its continued ability to hire and retain qualified personnel. Operating Company seeks the highest quality of professional staff within each market.

 CENTRALIZED MANAGEMENT AND OPERATIONS

  A hospital administrator supervises and is responsible for the day-to-day operations at each of Operating Company's hospitals. Each hospital also employs a controller who monitors the financial matters of each hospital, including the measurement of actual operating results compared to goals established by Operating Company. In addition, each hospital employs an assistant administrator to oversee the clinical operations of the hospital and a quality assurance manager to direct an integrated quality assurance program. Operating Company's corporate headquarters provides services in the areas of system design and development, training, human resource management, reimbursement expertise, legal advice, technical accounting support, purchasing and facilities management. Financial control is maintained through fiscal and accounting policies that are established at the corporate level for use at each hospital. Operating Company has standardized operating procedures and monitors its hospitals to assure consistency of operations.

 HOSPITAL MANAGEMENT INFORMATION SYSTEM

  The financial information for each hospital is centralized at the corporate headquarters through its management information system. Prior to the acquisition of Transitional, Operating Company had installed its VenTouch(TM) information system, an electronic patient medical record system, in all of its hospitals. Operating Company expects to install VenTouch(TM) in the 19 former Transitional hospitals during 1998. See "--Management Information System."

 QUALITY ASSESSMENT AND IMPROVEMENT

  Operating Company maintains a strategic outcomes program which includes a centralized pre-admission evaluation program and concurrent review of all of its patient population against utilization and quality screenings, as well as quality of life outcomes data collection and patient and family satisfaction surveys. In addition, each hospital has an integrated quality assessment and improvement program administered by a quality review manager which encompasses utilization review, quality improvement, infection control and risk management. The objective of these programs is to ensure that patients are appropriately admitted to Operating Company's hospitals and that quality healthcare is rendered to them in a cost-effective manner.

  Operating Company has implemented a program whereby its hospitals will be reviewed annually by internal quality auditors for compliance with standards of the Joint Commission on Accreditation of Health Care Organizations ("JCAHO"). The purposes of this internal review process are to (i) ensure ongoing compliance with industry recognized standards for hospitals, (ii) assist management in analyzing each hospital's operations and (iii) provide consulting and educational programs for each hospital to identify opportunities to improve patient care.

 SELECTED HOSPITAL OPERATING DATA

  The following table sets forth certain operating data for Operating Company's hospitals:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1997     1996     1995
                                                      -------  -------  -------
Hospitals in operation at end of period..............      60       38       36
Number of licensed beds at end of period.............   5,273    3,325    3,263
Patient days......................................... 767,810  586,144  489,612
Average daily census.................................   2,104    1,601    1,341
Occupancy percentage.................................    52.9%    53.7%    47.6%

  As used in the above table, the term "licensed beds" refers to the maximum number of beds permitted in the hospital under its license regardless of whether the beds are actually available for patient care. "Patient days" refers to the total number of days of patient care provided by Operating Company's hospitals for the periods indicated. "Average daily census" is computed by dividing each hospital's patient days by the number of calendar days the respective hospital is in operation. "Occupancy percentage" is computed by dividing average daily census by the number of licensed beds, adjusted for the length of time each facility was in operation during each respective period.

 SOURCES OF HOSPITAL REVENUES

  Operating Company will receive payment for hospital services from third-party payors, including government reimbursement programs such as Medicare and Medicaid and nongovernment sources such as commercial insurance companies, HMOs, PPOs and contracted providers. Patients covered by nongovernment payors will generally be more profitable to Operating Company than those covered by Medicare and Medicaid programs. The following table sets forth the approximate percentages of Operating Company's hospital patient days and revenues derived from the payor sources indicated:

                                                                  PRIVATE AND
                                  MEDICARE         MEDICAID          OTHER
                              ---------------- ---------------- ----------------
                              PATIENT          PATIENT          PATIENT
YEAR                           DAYS   REVENUES  DAYS   REVENUES  DAYS   REVENUES
----                          ------- -------- ------- -------- ------- --------
1997.........................    68%     63%      12%      8%      20%     29%
1996.........................    64      59       17      12       19      29
1995.........................    64      57       16      12       20      31

  For the year ended December 31, 1997, hospital revenues totaled approximately $785.8 million, or 24.7% of Operating Company's total revenues. Changes caused by the Budget Act will reduce the level of Medicare payments made to Operating Company's hospitals by reducing TEFRA incentive payments and allowable costs of capital expenditures and bad debts, and payments for services to patients transferred from a PPS hospital. See "Governmental Regulation--Healthcare Reform Legislation."

 HOSPITAL COMPETITION

  As of December 31, 1997, the hospitals operated by Operating Company were located in 38 geographic markets in 24 states. In each geographic market, there are general acute care hospitals which provide services comparable to those offered by Operating Company's hospitals. In addition, Operating Company believes that as of December 31, 1997, there were approximately 180 hospitals in the United States certified by Medicare as general long-term hospitals, some of which provide similar cardiopulmonary services to those provided by Operating Company's hospitals. Many of these general acute care hospitals and long-term hospitals are larger and more established than Operating Company's hospitals. Certain hospitals that compete with Operating Company's hospitals are operated by not-for-profit, nontaxpaying or governmental agencies, which can finance capital expenditures on a tax-exempt basis, and which receive funds and charitable contributions unavailable to Operating Company's hospitals. Cost containment efforts by Federal and state governments and other third-party payors designed to encourage more efficient utilization of hospital services have generally resulted in lower hospital industry occupancy rates in recent years. As a result of these efforts, a number of acute care hospitals have converted to specialized care facilities. Some hospitals are developing step-down units which attempt to serve the needs of patients who require care at a level between that provided by an intensive care unit and a general medical/surgical floor. This trend is expected to continue due to the current oversupply of acute care hospital beds and the increasing consolidation and affiliation of free-standing hospitals into larger systems. As a result, Operating Company may experience increased competition from existing hospitals and converted facilities.

  Competition for patients covered by non-government reimbursement sources is intense. The primary competitive factors in the long-term intensive care business include quality of services, charges for services and responsiveness to the needs of patients, families, payors and physicians. Other companies have entered the long-term intensive care market with licensed hospitals that compete with Operating Company's hospitals.

  Some nursing centers, while not licensed as hospitals, have developed units which provide a greater intensity of care than typically provided by a nursing center. The condition of patients in these nursing centers is less acute than the condition of patients in Operating Company's hospitals.

  The competitive position of any hospital, including Operating Company's hospitals, is also affected by the ability of its management to negotiate contracts with purchasers of group healthcare services, including private employers, PPOs and HMOs. Such organizations attempt to obtain discounts from established hospital charges. The importance of obtaining contracts with PPOs, HMOs and other organizations which finance healthcare, and its effect on a hospital's competitive position, vary from market to market, depending on the number and market strength of such organizations.

  Operating Company also competes with other healthcare companies for hospital and other healthcare acquisitions.

NURSING CENTER OPERATIONS

  At December 31, 1997, the nursing center operations to be operated by Operating Company provided long-term care and subacute medical and rehabilitation services in 309 nursing centers containing 40,383 licensed beds located in 32 states. At December 31, 1997, Operating Company would have leased 218 nursing centers from Realty Company and leased 78 nursing centers from other third parties. Operating Company also would have managed 13 nursing centers, including seven centers owned by Tenet, which may hold a greater than 10% interest in Operating Company following the Distribution. During 1997, the Company completed the sale of 28 of its underperforming or non-strategic nursing centers. One additional nursing center was sold and one nursing center was closed in January 1998, and two additional nursing centers are expected to be sold upon receipt of certain regulatory approvals.

  Operating Company's nursing centers provide rehabilitation services, including physical, occupational and speech therapies. The majority of patients in rehabilitation programs stay for eight weeks or less. Patients in rehabilitation programs generally provide higher revenues than other nursing center patients because they require a higher level of ancillary services. In addition, management believes that Operating Company is one of the leading providers of care for patients with Alzheimer's disease. At December 31, 1997, Operating Company offered specialized programs covering approximately 3,100 beds in 88 nursing centers for patients suffering from Alzheimer's disease. Most of these patients reside in separate units within the nursing centers and are cared for by teams of professionals specializing in the unique problems experienced by Alzheimer's patients.

 NURSING CENTER MARKETING

  The factors which affect consumers' selection of a nursing center vary by community and include a nursing center's competitive position and its relationships with local referral sources. Competition creates the standards against which nursing centers in a given market are judged by various referral sources, which include physicians, hospital discharge planners, community organizations and families. Therefore, Operating Company's nursing center marketing efforts are conducted at the local market level by the nursing center administrators, admissions coordinators and others. Nursing center personnel are assisted in carrying out their marketing strategies by regional marketing staffs. Operating Company's marketing efforts are directed toward improving the payor mix at the nursing centers by maximizing the census of private payment patients and Medicare patients.

 NURSING CENTER OPERATIONS

  Each nursing center is managed by a state-licensed administrator who is supported by other professional personnel, including a director of nursing, staff development professional (responsible for employee training), activities director, social services director, licensed dietitian, business office manager and, in general, physical, occupational and speech therapists. The directors of nursing are state-licensed nurses who supervise nursing staff which include registered nurses, licensed practical nurses and nursing assistants. Staff size and composition vary depending on the size and occupancy of each nursing center and on the level of care provided by the nursing center. The nursing centers contract with physicians who serve as medical directors and serve on quality assurance committees.

  The nursing centers are supported by district and/or regional staff in the areas of nursing, dietary and rehabilitation services, maintenance, sales and financial services. In addition, corporate staff provide other services in the areas of sales assistance, human resource management, state and federal reimbursement, state licensing and certification, legal, finance and accounting support. Financial control is maintained principally through fiscal and accounting policies established at the corporate level for use at the nursing centers.

  Quality of care is monitored and enhanced by quality assurance committees and family satisfaction surveys. The quality assurance committees oversee patient healthcare needs and patient and staff safety. Additionally, physicians serve on the quality assurance committees as medical directors and advise on healthcare policies and practices. Regional nursing professionals visit each nursing center periodically to review practices and recommend improvements where necessary in the level of care provided and to assure compliance with requirements under applicable Medicare and Medicaid regulations. Surveys of patients' families are conducted from time to time in which the families are asked to rate various aspects of service and the physical condition of the nursing centers. These surveys are reviewed by nursing center administrators to help ensure quality patient care.

  Operating Company provides training programs for nursing center administrators, managers, nurses and nursing assistants. These programs are designed to maintain high levels of quality patient care.

  Substantially all of the nursing centers are currently certified to provide services under Medicare and Medicaid programs. A nursing center's qualification to participate in such programs depends upon many factors, such as accommodations, equipment, services, safety, personnel, physical environment and adequate policies and procedures.

 SELECTED NURSING CENTER OPERATING DATA

  The following table sets forth certain operating data for Operating Company's nursing centers:

                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Number of nursing centers in operation at
 end of period.............................        309         313         311
Number of licensed beds at end of period...     40,383      39,619      39,480
Patient days............................... 12,622,238  12,566,763  12,569,600
Average daily census.......................     34,581      34,335      34,437
Occupancy percentage.......................       90.5%       91.9%       92.2%

 SOURCES OF NURSING CENTER REVENUES

  Nursing center revenues are derived principally from Medicare and Medicaid programs and from private payment patients. Consistent with the nursing center industry, changes in the mix of Operating Company's patient population among these three categories significantly affect the profitability of Operating Company's operations. Although Medicare and other high acuity patients generally produce the most revenue per patient day, profitability is reduced by the costs associated with the higher level of nursing care and other services required by such patients. Operating Company believes that private payment patients generally constitute the most profitable category and Medicaid patients generally constitute the least profitable category.

  The following table sets forth the approximate percentages of Operating Company's nursing center patient days and revenues derived from the payor sources indicated:

                         MEDICARE         MEDICAID     PRIVATE AND OTHER
                     ---------------- ---------------- ---------------------
                     PATIENT          PATIENT          PATIENT
YEAR                  DAYS   REVENUES  DAYS   REVENUES   DAYS      REVENUES
----                 ------- -------- ------- -------- --------    ---------
1997................    13%     32%      65%     43%           22%         25%
1996................    12      30       65      44            23          26
1995................    12      29       65      44            23          27

  For the year ended December 31, 1997, nursing center revenues totaled approximately $1.72 billion, or 54.1% of Operating Company's total revenues.

  Both governmental and private third-party payors employ cost containment measures designed to limit payments made to healthcare providers. Those measures include the adoption of initial and continuing recipient eligibility criteria which may limit payment for services, the adoption of coverage criteria which limit the services that will be reimbursed and the establishment of payment ceilings which set the maximum reimbursement that a provider may receive for services. Furthermore, government reimbursement programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to Operating Company for its services. The Budget Act requires the establishment of a prospective payment system for nursing centers for cost reporting periods beginning on or after July 1, 1998. During the first three years, the per diem rates for nursing centers will be based on a blend of facility-specific costs and Federal costs. Thereafter, the per diem rates will be based solely on Federal costs. The rates for such services have not been established or published. The new prospective payment system also will cover ancillary services provided to nursing center patients under the Vencare contract services business. There can be no assurance that payments under governmental and private third-party payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. In addition, there can be no assurance that facilities leased by Operating Company, or the provision of services and supplies by Operating Company, will meet the requirements for participation in such programs. Operating Company could be adversely affected by the continuing efforts of governmental and private third-party payors to contain the amount of reimbursement for healthcare services. See "Governmental Regulation--Nursing Centers" and "Governmental Regulation--Healthcare Reform Legislation."

  Medicare. The Medicare Part A program provides reimbursement for extended care services furnished to Medicare beneficiaries who are admitted to nursing centers after at least a three-day stay in an acute care hospital. Covered services include supervised nursing care, room and board, social services, physical and occupational therapies, pharmaceuticals, supplies and other necessary services provided by nursing centers.

  Until the implementation of the new prospective payment system, nursing center reimbursement will continue to be based upon reasonable direct and indirect costs of services provided to beneficiaries. Under the Medicare program, routine costs are subject to a routine cost limit ("RCL"). The RCL is a national average cost per patient day which is adjusted for variations in local wages. Revenues under this program are subject to audit and retroactive adjustment. Settlements of Medicare audits have not had a material adverse effect on Operating Company's nursing center operating results.

  Medicaid. Medicaid is a state-administered program financed by state funds and matching Federal funds. The program provides for medical assistance to the indigent and certain other eligible persons. Although administered under broad Federal regulations, states are given flexibility to construct programs and payment methods consistent with their individual goals. Accordingly, these programs differ from state to state in many respects.

  Prior to the Budget Act, Federal law, generally referred to as the Boren Amendment, required Medicaid programs to pay rates that are reasonable and adequate to meet the costs incurred by an efficiently and economically operated nursing center providing quality care and services in conformity with all applicable laws and regulations. Despite the Federal requirements, disagreements frequently arise between nursing centers and states regarding the adequacy of Medicaid payments. By repealing the Boren Amendment, the Budget Act eases the restrictions on the states' ability to reduce their Medicaid reimbursement levels for such services. In addition, Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy by the state agencies and certain government funding limitations, all of which may materially increase or decrease the level of program payments to nursing centers operated by Operating Company. Management believes that the payments under many of these programs may not be sufficient on an overall basis to cover the costs of serving certain residents participating in these programs. Furthermore, the Omnibus Budget Reconciliation Act of 1987, as amended ("OBRA"), mandates an increased emphasis on ensuring quality patient care, which has resulted in additional expenditures by nursing centers.

  There can be no assurance that the payments under Medicaid programs will remain at levels comparable to current levels or, in the future, will be sufficient to cover the costs incurred in serving patients participating in such programs. Operating Company provides to eligible individuals Medicaid-covered services consisting of nursing care, room and board and social services. In addition, states may at their option cover other services such as physical, occupational and speech therapies and pharmaceuticals.

  Private Payment. Operating Company's nursing centers seek to maximize the number of private payment patients, including those covered under private insurance and managed care health plans. Private payment patients typically have financial resources (including insurance coverage) to pay for their monthly services and do not rely on government programs for support.

 NURSING CENTER COMPETITION

  Operating Company's nursing centers compete on a local and regional basis with other nursing centers. Operating Company's competitive position varies within each community served. Operating Company believes that the quality of care provided, reputation, location and physical appearance of its nursing centers and, in the case of private patients, the charges for services, are significant competitive factors. Although there is limited, if any, price competition with respect to Medicare and Medicaid patients (since revenues received for services provided to such patients are based on fixed rates or cost reimbursement principles), there is significant competition for private payment patients.

  The long-term care industry is divided into a variety of competitive areas which market similar services. These competitors include nursing centers, hospitals, extended care centers, assisted living facilities and communities, home health agencies and similar institutions. The industry includes government-owned, church-owned, secular not-for-profit and for-profit institutions.

 NURSING CENTER FACILITIES

  The following table lists by state the number of nursing centers and related licensed beds that were owned by or leased from unaffiliated third parties by the Company, as of December 31, 1997:

                                                    NUMBER OF FACILITIES
                                            ------------------------------------
                                   LICENSED OWNED BY  LEASED FROM
STATE                                BEDS   COMPANY  OTHER PARTIES MANAGED TOTAL
-----                              -------- -------- ------------- ------- -----
Alabama(1)........................     592      3           1          -      4
Arizona...........................     827      5           1          -      6
California........................   2,516     13           6          2     21
Colorado..........................     935      4           3          -      7
Connecticut(1)....................     983      8           -          -      8
Florida(1)........................   2,828     16           3          2     21
Georgia(1)........................   1,336      4           6          -     10
Idaho.............................     903      8           1          -      9
Indiana(1)........................   4,152     14          12          -     26
Kentucky(1).......................   2,089     13           4          -     17
Louisiana(1)......................     485      -           1          2      3
Maine(1)..........................     882     11           -          -     11
Massachusetts(1)..................   4,232     33           3          2     38
Minnesota.........................     159      1           -          -      1
Mississippi(1)....................     125      -           1          -      1
Montana(1)........................     456      2           1          -      3
Nebraska(1).......................     167      -           1          -      1
Nevada(1).........................     288      3           -          -      3
New Hampshire(1)..................     622      3           -          1      4
North Carolina(1).................   3,212     20           8          -     28
Ohio(1)...........................   2,161     11           4          1     16
Oregon(1).........................     358      2           1          -      3
Pennsylvania......................     200      1           1          -      2
Rhode Island(1)...................     201      2           -          -      2
Tennessee(1)......................   2,541      4          11          -     15
Texas.............................     623      1           1          1      3
Utah..............................     848      5           1          1      7
Vermont(1)........................     310      1           -          1      2
Virginia(1).......................     764      4           1          -      5
Washington(1).....................   1,504     10           3          -     13
Wisconsin(1)......................   2,633     12           3          -     15
Wyoming...........................     451      4           -          -      4
                                    ------    ---         ---        ---    ---
Totals............................  40,383    218          78         13    309
                                    ======    ===         ===        ===    ===

--------
(1)These states have CON regulations. See "Governmental Regulation--Nursing Centers."

  As part of the Reorganization Transactions, Realty Company and Operating Company will enter into a Master Lease Agreement under which 210 of the Company-owned nursing centers indicated above will be leased by Operating Company from Realty Company. For additional information with respect to the Master Lease Agreement, see "Relationship Between Realty Company and Operating Company After the Distribution--Master Lease Agreement."

VENCARE HEALTH SERVICES OPERATIONS

  Through its Vencare health services operations, Operating Company has expanded the scope of its cardiopulmonary care by providing subacute care, rehabilitation therapy and respiratory care services and supplies to nursing and subacute care centers. Operating Company provides hospice services to nursing center patients, hospital patients and persons in private residences. In November 1996, Operating Company consolidated its pharmacy operations under its Vencare health services. In addition, the rehabilitation, respiratory and other healthcare services previously provided by TheraTx have been integrated into the Vencare operations. For the year ended December 31, 1997, revenues from the Vencare operations totaled approximately $642.5 million which represented 20.2% of Operating Company's total revenues.

  During 1997, Operating Company initiated the sale of its Vencare full-service ancillary services contracts to provide a full range of ancillary services to nursing centers not operated by Operating Company. Operating Company management believes that by bundling services through one provider, nursing centers can provide quality patient care more efficiently with the added benefit of centralizing their medical records. Under the new prospective payment system imposed by the Budget Act, ancillary services provided by nursing centers will be subject to fixed payments. In this new environment, Operating Company believes that its full-service ancillary services contract will enhance the ability of nursing center operators to manage effectively the cost of providing quality patient care.

 RESPIRATORY CARE SERVICES

  Operating Company provides respiratory care services and supplies to nursing and subacute care center patients pursuant to contracts between Operating Company and the nursing center or subacute center. The services are provided by respiratory therapists based at Operating Company's hospitals. These respiratory therapists perform a wide variety of procedures, including oxygen therapy, bronchial hygiene, nebulizer and aerosol treatments, tracheostomy care, ventilator management and patient respiratory education. Pulse oximeters and arterial blood gas machines are used to evaluate the patient's condition, as well as the effectiveness of the treatment. Operating Company also provides respiratory equipment and supplies to nursing and subacute centers.

  Operating Company receives payments from the nursing centers and subacute care centers for services rendered and these facilities, in turn, receive payments from the appropriate third-party payor. Respiratory therapy and supplies are generally covered under the Medicare program. Many commercial insurers and managed care providers are seeking hospital discharge options for lower acuity respiratory patients. Management believes that Operating Company's pricing and successful clinical outcomes make its respiratory care program attractive to commercial insurers and managed care providers.

  At December 31, 1997, Operating Company had entered into contracts to provide respiratory therapy services and supplies to approximately 1,600 nursing and subacute care centers, which includes approximately 300 nursing centers operated by Operating Company.

 SUBACUTE SERVICES

  At December 31, 1997, Operating Company had entered into contracts to provide subacute care services to 11 nursing and subacute care centers. These services, which are also an extension of the cardiopulmonary services provided by Operating Company's hospitals, may include ventilator management, tracheostomy care, continuation of airway restoration programs, enteral and parenteral nutritional support, IV therapy for hydration and medication administration, progressive wound care, chronic chest tube management, laboratory, radiology, pharmacy and dialysis services, customized rehabilitation services and program marketing. Subacute patients generally require assisted ventilation through mechanical ventilation devices.

 REHABILITATION THERAPY SERVICES

  Operating Company provides physical, occupational and speech therapies to nursing and subacute care center patients, as well as home health patients and public school systems. At December 31, 1997, Operating Company had entered into contracts to provide rehabilitation services to patients at 400 facilities.

 HOSPICE SERVICES

  Operating Company provides hospice services to nursing center patients, hospital patients and persons in private residences. At December 31, 1997, Operating Company had entered into approximately 275 contracts to provide hospice services to patients in nursing and subacute care centers, hospitals and residences.

 MOBILE DIAGNOSTIC SERVICES

  Operating Company is a hospital based provider of on-call mobile X-ray services. These services are primarily provided to nursing facilities, but Operating Company also provides services to correctional facilities, rehabilitation hospitals and dialysis centers. These services are provided 24 hours a day, 365 days a year to over 130 facilities.

 HOME CARE SERVICES

  During 1996, Operating Company consolidated its home care services business to establish Vencor Home Care Services. These services include home health nursing products and services and home infusion therapy. These services are generally provided to patients on an individual basis. At December 31, 1997, Operating Company provided services from 28 locations in 13 states. For the year ended December 31, 1997, home care services generated approximately $19.3 million in revenues, representing less than 1% of Operating Company's total revenues.

 COMPETITION IN THE CONTRACT SERVICES MARKET

  Although the respiratory therapy services, rehabilitation services, subacute services and hospice care markets are fragmented, significant competition exists for Operating Company's contract services. The primary competitive factors for the contract services business are quality of services, charges for services and responsiveness to the needs of patients, families and the facilities in which the services are provided. Certain hospitals are establishing and managing their own step-down and subacute facilities. Other hospital companies have entered the contract services market through affiliation agreements and management contracts. In addition, many nursing centers are developing internal staff to provide those services, particularly in response to the planned implementation of the new prospective payment system for nursing centers.

 PHARMACIES

  Operating Company provides institutional and other pharmacy services. In November 1996, Operating Company consolidated its Medisave Pharmacies into its Vencare health services operations and now provides its hospital-based clinical pharmacy services as part of its Vencare services.

  The institutional pharmacy business focuses on providing a full array of pharmacy services to over 600 nursing centers and specialized care centers. Institutional pharmacy sales encompass a wide variety of products including prescription medication, prosthetics, respiratory services, infusion services and enteral therapies. In addition, Operating Company provides a variety of pharmaceutical consulting services designed to assist hospitals, nursing centers and home health agencies in program administration. During 1997, Operating Company sold or closed all of its retail pharmacies except one which is in the process of being sold. The discontinuance of the retail pharmacy operations in 1997 did not have a material adverse effect on Vencare's operations.

MANAGEMENT INFORMATION SYSTEM

  The financial information for each of Operating Company's facilities is centralized at the corporate headquarters through its management information system. Operating Company uses a comprehensive financial reporting system which enables it to monitor certain key financial data at each facility such as payor mix, admissions and discharges, cash collections, net revenues and staffing. In addition, the financial reporting system provides monthly budget analysis, financial comparisons to prior periods and comparisons among Operating Company's facilities.

  Operating Company has developed the VenTouch(TM) electronic patient medical record system. VenTouch(TM) is a software application which allows nurses, physicians and other clinicians to manage clinical information utilized in the patient care delivery process.

  Among the features of VenTouch(TM) are on-line access and update of an electronic patient chart, an on-line trend analysis using electronic flowsheets and graphs, and remote access for authorized users. Features specific to the nursing centers include a complete on-line Resident Assessment Instrument Process that incorporates state specific guidelines, computer generated Resident Assessment Protocols, on-line HCFA Resident Assessment Instrument manual and electronic data transfer capabilities. The system is designed to decrease administrative time, reduce paper and support the delivery of quality patient care.

  Prior to the acquisition of Transitional, Operating Company had completed the installation of VenTouch(TM) information system in its hospitals. Operating Company expects to install VenTouch(TM) in the 19 former Transitional hospitals during 1998. At December 31, 1997, 51 of the Company's nursing centers were utilizing the VenTouch(TM) information system. The Company expects to install VenTouch(TM) in 40 to 50 of its nursing centers during 1998. In addition, Operating Company intends to offer VenTouch(TM) in connection with the services offered by Vencare to nursing centers not operated by Operating Company.

EMPLOYEES

  As of December 31, 1997, Operating Company had approximately 52,800 full-time and 24,000 part-time and per diem employees. Operating Company was a party to 27 collective bargaining agreements covering approximately 2,550 employees as of December 31, 1997.

LIABILITY INSURANCE

  Operating Company's hospitals, contract services, nursing centers and pharmaceutical operations are insured by Operating Company's wholly owned captive insurance company, Cornerstone Insurance Company. Cornerstone Insurance Company is reinsured for losses in excess of $500,000 per claim and $8.5 million in annual aggregation. Coverages for losses in excess of various limits are maintained through unrelated commercial insurance carriers to provide $130.0 million limits per claim and in the aggregate.

  Operating Company believes that its insurance is adequate in amount and coverage. There can be no assurance that in the future such insurance will be available at a reasonable price or that Operating Company will be able to maintain adequate levels of malpractice insurance coverage.

                   MANAGEMENT OF THE COMPANY AND MANAGEMENT
        OF REALTY COMPANY AND OPERATING COMPANY AFTER THE DISTRIBUTION

THE COMPANY

 EXECUTIVE OFFICERS OF THE COMPANY

  Set forth below are the names, ages and present and past positions of the persons who are the current executive officers of the Company.


NAME AND AGE  PRESENT AND PAST POSITIONS
------------  --------------------------

                               A founder of the Company, certified public accountant and attorney, Mr. Lunsford has served as Chairman of the Board, President and

W. Bruce Lunsford, 50          Chief Executive Officer of the Company since
                               the Company commenced operations in 1985. Mr.
                               Lunsford is the Chairman of the Board of Atria
                               Communities, Inc. and a director of National
                               City Corporation, a bank holding company, Churchill Downs Incorporated, and Res-Care,
                               Inc., a provider of residential training and support services for persons with developmental disabilities and certain vocational training services.

Michael R. Barr, 48            A founder of the Company, physical therapist
                               and certified respiratory therapist, Mr. Barr has served as Chief Operating Officer and Executive Vice President of the Company since
                               February 1996. From November 1995 to February
                               1996, he was Executive Vice President of the Company and Chief Executive Officer of the
                               Company's Hospital Division. Mr. Barr served as
                               Vice President, Operations from 1985 to
                               November 1995. He has been a director of the Company since 1985. Mr. Barr is a director of Colorado MEDtech, Inc., a medical products and equipment company.

W. Earl Reed, III, 46          A certified public accountant, Mr. Reed has
                               served as a director of the Company since 1987.
                               He has been Chief Financial Officer and
                               Executive Vice President of the Company since
                               November 1995. From 1987 to November 1995, Mr.
                               Reed served as Vice President, Finance and
                               Development of the Company.

Thomas T. Ladt, 47             Mr. Ladt has served as Executive Vice
                               President, Operations of the Company since
                               February 1996. From November 1995 to February
                               1996, he served as President of the Company's
                               Hospital Division. From 1993 to November 1995,
                               Mr. Ladt was Vice President of the Company's
                               Hospital Division. From 1989 to December 1993,
                               Mr. Ladt was a Regional Director of Operations for the Company. Mr. Ladt is a director of Atria Communities, Inc.

Jill L. Force, 45              Ms. Force, a certified public accountant and
                               attorney, has served as Senior Vice President, General Counsel and Assistant Secretary of the
                               Company since January 1, 1998. From December
                               1996 to January 1998, she served as Senior Vice
                               President, General Counsel and Secretary of the
                               Company. From November 1995 through December
                               1996, she served as Vice President, General
                               Counsel and Secretary of the Company. From 1989 to 1995, she was General Counsel and Secretary of the Company. Ms. Force is a director of Healthcare Recoveries, Inc., a provider of health insurance subrogation and related recovery services.

 NAME AND AGE                             PRESENT AND PAST POSITIONS
 ------------                             --------------------------
 Richard E. Chapman, 48        Mr. Chapman has served as Senior Vice President
                               and Chief Information Officer of the Company
                               since October 1997. From March 1993 to October
                               1997, Mr. Chapman was Senior Vice President of
                               Information Systems of Columbia/HCA Healthcare
                               Corp., Vice President of Galen Health Care, Inc.
                               from March 1993 to August 1993, and of Humana
                               Inc. from 1974 to March 1993.
 James H. Gillenwater, Jr., 40 Mr. Gillenwater has served as Senior Vice
                               President, Planning and Development of the
                               Company since December 1996. From November 1995
                               through December 1996, he served as Vice
                               President, Planning and Development of the
                               Company. From 1989 to November 1995, he was
                               Director of Planning and Development of the
                               Company.
 Richard A. Lechleiter, 39     Mr. Lechleiter, a certified public accountant,
                               has served as Vice President, Finance and
                               Corporate Controller of the Company since
                               November 1995. From June 1995 to November 1995,
                               he was Director of Finance of the Company. Mr.
                               Lechleiter was Vice President and Controller of
                               Columbia/HCA Healthcare Corp. from September
                               1993 to May 1995, of Galen Health Care, Inc.
                               from March 1993 to August 1993, and of Humana
                               Inc. from September 1990 to February 1993.

 REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE OF THE COMPANY

  Executive Compensation Philosophy. The Executive Compensation Committee of the Company Board is composed entirely of outside directors. The Committee is responsible for setting and administering the policies and programs that govern both annual compensation and stock ownership programs for the executive officers of the Company. The Company's executive compensation policy is based on principles designed to ensure that an appropriate relationship exists between executive pay and corporate performance, while at the same time motivating and retaining executive officers.

  Executive Compensation Components. The key components of the Company's compensation program are base salary, an annual incentive award and equity participation. These components are administered with the goal of providing total compensation that is competitive in the marketplace, rewards successful financial performance and aligns executive officers' interests with those of stockholders. The Executive Compensation Committee reviews each component of executive compensation on an annual basis.

  BASE SALARY. Base salaries for executive officers are set near the minimum levels believed by the Executive Compensation Committee to be sufficient to attract and retain qualified executive officers. Base pay increases are provided to executive officers based on an evaluation of each executive's performance, as well as the performance of the Company as a whole. While the Committee does not establish a specific formula or target to determine base salaries, the Committee considers the financial performance of the Company as compared to companies included in the Standard & Poor's Hospital Management Composite Index ("Hospital Index"). In this regard, the Committee primarily considers earnings growth and to a lesser degree asset growth. The Committee also considers the success of the executive officers in developing and executing the Company's strategic plans, developing management employees and exercising leadership. The Executive Compensation Committee believes that executive officer base salaries for 1997 were lower than the average base salaries paid by companies included in the Hospital Index.

  ANNUAL INCENTIVE. The Executive Compensation Committee believes that a significant proportion of total cash compensation for executive officers should be subject to attainment of specific Company earnings criteria. This approach creates a direct incentive for executive officers to achieve desired performance goals and places a significant percentage of each executive officer's compensation at risk. Consequently, at the beginning of each year, the Executive Compensation Committee establishes potential bonuses for executive officers based on the Company's achievement of certain earnings per share goals within the ranges established by the Executive Compensation Committee. The Executive Compensation Committee established the annual bonus targets for 1997 of up to 65% of base salaries contingent upon the Company's achievement of a range of the predetermined earnings per share goals. The Committee established the potential bonuses and earnings per share criteria based on the Committee's judgment as to desirable financial results for the Company and the appropriate percentage of compensation which should be based on the attainment of such results. For 1997, the Executive Compensation Committee awarded bonuses equal to 33 1/3% of base salary based on the achievement of predetermined earnings per share goals.

  EQUITY PARTICIPATION THROUGH OPTIONS AND PERFORMANCE SHARES. The Executive Compensation Committee believes that equity participation is a key component of its executive compensation program. The use of such awards provides a long-term link between the results achieved for the Company's stockholders and the reward provided to executive officers. Stock options are granted to executive officers primarily based on the officer's actual and potential contribution to the Company's growth and profitability and the practices of companies such as those included in the Hospital Index. Option grants are designed to retain executive officers and motivate them to enhance stockholder value by aligning the financial interests of executive officers with those of the Company's stockholders. Stock options also provide an effective incentive for management to create stockholder value over the long term since the full benefit of the compensation package cannot be realized unless an appreciation in the price of the Company Common Stock occurs over a number of years.

  Options to purchase 305,000 shares of Company Common Stock were granted to the Company Named Executive Officers (as defined herein), including Mr. Lunsford, in 1997 with an exercise price equal to the fair market value of the underlying Company Common Stock at the date of grant ($30.25). To encourage long-term performance, these options vest cumulatively in four annual installments of 25% and expire ten years from the date of grant. The Committee granted this number of options based on its judgment that this number is appropriate and desirable considering these executive officers' actual and potential contribution to the Company. The assessment of actual and potential contribution was based on the Committee's subjective evaluation of each executive officer's ability, skills, efforts and leadership.

  In November 1995, the Committee authorized performance share agreements with its five most highly compensated executive officers providing for the potential issuance, over a period of five years in annual installments, of a maximum of 300,000 shares of Company Common Stock. The third performance period expired on December 31, 1997. The Committee determined on January 19, 1998 that certain performance goals (based on earnings per share) had been met for this period and the five most highly compensated executive officers of the Company were allocated a total of 39,999 of a potential 78,000 shares of Company Common Stock available under the performance share agreements for 1997. Any future entitlement to performance shares is contingent upon the satisfaction of performance goals, as set forth in the performance share agreements.

  Compensation of Chief Executive Officer. Consistent with the executive compensation policy and components described above, the Executive Compensation Committee determined the salary, bonus and stock options received by W. Bruce Lunsford, Chairman of the Board, President and Chief Executive Officer of the Company, for services rendered in 1997. Mr. Lunsford received a base salary of $700,000 for 1997. The Committee believes that this base salary was below average base salaries paid to chief executive officers of companies included in the Hospital Index. Mr. Lunsford earned a $233,345 bonus under the Company's 1997 Incentive Compensation Program. Mr. Lunsford received the bonus payable for the Company surpassing certain earnings per share goals specified in advance by the Executive Compensation Committee. Mr. Lunsford also received options to purchase 160,000 shares of Company Common Stock in 1997. The Committee determined the number of options granted to Mr. Lunsford based on its judgment that this number was appropriate and desirable in light of his actual and potential contribution to the Company and his leadership in connection with the continued implementation of the Company's growth strategy. The assessment of actual and potential contribution was based on the Committee's subjective evaluation of Mr. Lunsford's abilities, skills, efforts and leadership.

  In 1995, the Committee authorized an agreement with Mr. Lunsford providing for the issuance of a maximum of 160,000 performance shares over a period of five years in five annual installments, contingent upon the satisfaction of annual performance standards. The Committee continues to believe it is in the best interests of the Company to tie a significant additional amount of Mr. Lunsford's potential compensation to the Company's long-term performance. On January 19, 1998, the Committee determined that certain performance goals for 1997 had been met and 21,333 of a potential 41,600 performance shares available under the performance agreement were allocated to Mr. Lunsford.

  Omnibus Budget Reconciliation Act of 1993. Under the Omnibus Budget Reconciliation Act of 1993 ("OBRA"), publicly held companies may not deduct compensation paid to certain executive officers to the extent that such compensation exceeds $1 million in any year for each such officer. The Company will continue its efforts to preserve tax deductibility of compensation where it is reasonable and feasible to do so.

                                          EXECUTIVE COMPENSATION COMMITTEE
                                            R. Gene Smith, Chairman
                                            Greg D. Hudson
                                            Walter F. Beran

 EXECUTIVE COMPENSATION AND OTHER INFORMATION

  Historical Compensation. The following Company Summary Compensation Table sets forth (i) compensation earned by the Chief Executive Officer of the Company, and the four other most highly compensated executive officers of the Company and its subsidiaries for services rendered in all capacities to the Company during the three fiscal years ended December 31, 1997 (the "Company Named Executive Officers") and (ii) compensation earned by the person who will be the Chief Executive Officer of Operating Company, and the individuals who will be executive officers of Operating Company as of the Distribution Date and, were, based on such compensation, the four other most highly compensated executive officers for the fiscal year ended December 31, 1997 (the "Operating Company Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION
                                ----------------------------------
                                                                                 LONG-TERM
                                                     BONUS                     COMPENSATION
                                              --------------------  OPTIONS   ---------------
                                                       PERFORMANCE  (NO. OF      ALL OTHER
NAME AND PRINCIPAL POSITION(1)  YEAR  SALARY  CASH(2)   SHARES(3)   SHARES)   COMPENSATION(4)
------------------------------  ---- -------- -------- ----------- ---------- ---------------
W. Bruce Lunsford                    $700,000 $233,345  $ 523,298                 $26,735
 Chairman of the Board,         1997  650,000  195,000    766,655  160,000          4,500
 President and Chief            1996  500,000  250,000  1,088,000  280,000(5)       4,500
 Executive Officer              1995                               230,000
Michael R. Barr                      $320,000 $106,672  $ 130,818   40,000        $12,254
 Chief Operating Officer        1997  300,000   90,000    191,655   80,000(5)      12,648
 and Executive Vice             1996  225,000  112,500    272,000   65,000          4,500
 President                      1995
W. Earl Reed, III               1997 $320,000 $106,672  $ 130,818   40,000        $ 4,800
 Chief Financial Officer        1996  300,000   90,000    191,655   80,000(5)       4,500
 and Executive Vice             1995  225,000  112,500    272,000   65,000          4,500
 President
Thomas T. Ladt                  1997 $320,000 $106,672  $ 114,482   40,000        $ 4,800
 Executive Vice                 1996  240,000   72,000    167,720   53,000(5)       4,500
 President Operations           1995  150,000   75,000    238,000   52,500          4,500
Jill L. Force(6)                1997 $160,000 $ 53,336  $  81,758   25,000        $ 6,036
 Senior Vice President,         1996  145,000   43,500    119,780   35,000(5)       5,828
 General Counsel and            1995  125,000   62,500    170,000   37,000          3,984
 Assistant Secretary
James H. Gillenwater,           1997 $140,000 $ 46,669  $  81,758   25,000        $ 4,800
 Jr.(6)                         1996  125,000   37,500    119,780   35,000(5)       4,500
 Senior Vice President,         1995  108,000   46,466    170,000   37,000          3,476
 Planning and
 Development

--------
(1) Mr. Lunsford and Mr. Ladt will be senior executive officers of Realty Company following the Distribution. See "--Realty Company--Executive Officers of Realty Company." Mr. Lunsford, Mr. Barr, Mr. Reed, Ms. Force and Mr. Gillenwater will be senior executive officers of Operating Company following the Distribution. See "--Operating Company--Executive Officers of Operating Company."
(2) The amounts shown represent cash bonuses awarded under the Company's 1987 Incentive Compensation Program for 1995 and 1996. The amounts for 1997 were awarded under the Company's 1997 Incentive Compensation Plan. These amounts were awarded based on the Company's profitability.
(3) Amounts in this column represent the fair market value, on the date of allocation, of performance shares awarded to the named persons upon satisfaction of certain performance goals for the periods presented. The table below provides the number of performance shares allocated to each recipient for those periods. See "Long Term Incentive Awards."

              MR. LUNSFORD MR. BARR MR. REED MR. LADT MS. FORCE MR. GILLENWATER
              ------------ -------- -------- -------- --------- ---------------
   1997......    21,333     5,333    5,333    4,667     3,333        3,333
   1996......    21,333     5,333    5,333    4,667     3,333        3,333
   1995......    32,000     8,000    8,000    7,000     5,000        5,000

(4) For 1995, the amounts in this column represent contributions by the Company for the benefit of the named persons pursuant to the Company's Retirement Savings Plan. For 1997 and 1996, the amounts in this column represent contributions for the benefit of the named persons to the Company's Retirement Savings Plan and Deferred Compensation Plan as follows:

                             MR. LUNSFORD     MR. BARR       MR. REED      MR. LADT      MS. FORCE   MR. GILLENWATER
                            -------------- --------------- ------------- ------------- ------------- ---------------
                             1997    1996   1997    1996    1997   1996   1997   1996   1997   1996   1997    1996
                            ------- ------ ------- ------- ------ ------ ------ ------ ------ ------ ------- -------
   Retirement Saving Plan.. $ 4,800 $4,500 $ 4,800 $ 4,500 $4,800 $4,500 $4,800 $4,500 $4,800 $4,500 $ 4,800  $4,500
   Deferred Compensation
    Plan...................  21,935    --    7,454   8,148    --     --     --     --   1,236  1,328     --      --
                            ------- ------ ------- ------- ------ ------ ------ ------ ------ ------ ------- -------
   Total................... $26,735 $4,500 $12,254 $12,648 $4,800 $4,500 $4,800 $4,500 $6,036 $5,828 $ 4,800  $4,500
                            ======= ====== ======= ======= ====== ====== ====== ====== ====== ====== ======= =======

(5) Includes options issued in exchange for options to purchase shares of a wholly-owned subsidiary of the Company, Ventech Systems, Inc., previously awarded to the named persons in 1994 in the following amounts: Mr. Lunsford--120,000 shares; Mr. Barr--40,000 shares; Mr. Reed--40,000 shares; Mr. Ladt--18,000 shares; Ms. Force--10,000 shares; and Mr. Gillenwater--10,000 shares.
(6) Ms. Force and Mr. Gillenwater first became executive officers of the Company in November 1995.

  On November 19, 1997, the Company entered into new Change-in-Control Severance Agreements with certain of its key employees, including its five most highly compensated executive officers. These agreements provide for the payment of severance benefits under certain circumstances. These benefits become payable at any time within two years of a change in control of the Company if: (i) the Company terminates the employee without cause; (ii) the employee terminates employment with the Company for good reason (as defined in the agreement) or within either of two 30-day periods commencing 30 days after the change in control and one year after the change in control, respectively. The benefits to be afforded the Company's five most highly compensated executive officers include: (i) a cash payment equal to three times base salary and bonus and (ii) continuation of health, life and disability insurance coverage for three years.

  Option Grants in Last Fiscal Year. The following table sets forth information concerning options to purchase shares of Company Common Stock granted in 1997 to the Company Named Executive Officers and the Operating Company Named Executive Officers. As a result of the Distribution, each Company Option granted to the Operating Company Named Executive Officers listed below will be replaced with a combination of a Realty Company Option and an Operating Company Option pursuant to the Employee Benefits Agreement, and, as a result, their value will depend on the future value of Operating Company Common Stock as well as on the future value of Realty Company Common Stock. See "Relationship Between Realty Company and Operating Company After the Distribution--Employee Benefits Agreement."

                         NUMBER OF  % OF TOTAL
                         SECURITIES  OPTIONS
                         UNDERLYING GRANTED TO                                   GRANT DATE
                          OPTIONS   EMPLOYEES   EXERCISE PRICE                    PRESENT
NAME(1)                  GRANTED(2)  IN 1997     PER SHARE(3)    EXPIRATION DATE  VALUE(4)
-------                  ---------- ---------- ----------------- --------------- ----------
W. Bruce Lunsford.......  160,000     13.27%   160,000 at $30.25     2/3/07      $2,163,200
Michael R. Barr.........   40,000      3.32%    40,000 at $30.25     2/3/07      $  540,800
W. Earl Reed, III.......   40,000      3.32%    40,000 at $30.25     2/3/07      $  540,800
Thomas T. Ladt..........   40,000      3.32%    40,000 at $30.25     2/3/07      $  540,800
Jill L. Force...........   25,000      2.07%    25,000 at $30.25     2/3/07      $  338,000
James H. Gillenwater,
 Jr. ...................   25,000      2.07%    25,000 at $30.25     2/3/07      $  338,000

--------
(1) Mr. Lunsford and Mr. Ladt will be senior executive officers of Realty Company following the Distribution. See "--Realty Company--Executive Officers of Realty Company." Mr. Lunsford, Mr. Barr, Mr. Reed, Ms. Force and Mr. Gillenwater will be senior executive officers of Operating Company following the Distribution. See "--Operating Company--Executive Officers of Operating Company."
(2) All options shown in the above table become exercisable in four equal annual installments, beginning on the first anniversary of the date of grant. All options become fully exercisable upon a change in control of the Company.

(3) All options were granted at fair market value (closing price on the NYSE on the date of grant). The exercise price and any tax withholding obligations related to exercise may be paid by delivery of shares of Company Common Stock.
(4) The Company used the Black-Scholes model of option valuation to determine grant date present value. The present value calculation for the options granted on February 3, 1997, is based on, among other things, the following assumptions: (a) a .31 expected volatility factor, (b) a 5.50% risk-free interest rate, (c) no dividend yield, and (d) expected term of seven years. The Company does not advocate or necessarily agree that the Black-Scholes model can properly determine the value of an option. There is no assurance that the value, if any, realized by the option holder will be at or near the value estimated under the Black-Scholes model.

  Option Exercises and Holdings. The following table sets forth information with respect to the Company Named Executive Officers and Operating Company Named Executive Officers concerning the exercise of options during 1997 and unexercised options held as of December 31, 1997. As a result of the Distribution, each Company Option granted to the Operating Company Named Executive Officers will be replaced with a combination of a Realty Company Option and an Operating Company Option pursuant to the Employee Benefits Agreement, and, as a result, their value will depend on the future value of Operating Company Common Stock as well as on the future value of Realty Company Common Stock. See "Relationship Between Realty Company and Operating Company After the Distribution--Employee Benefits Agreement."

                      AGGREGATE OPTION EXERCISES IN 1997
                          AND YEAR-END OPTION VALUES

                                                                          VALUE OF UNEXERCISED
                          SHARES                NUMBER OF UNEXERCISED     IN-THE-MONEY OPTIONS
                         ACQUIRED                OPTIONS AT 12/31/97         AT 12/31/97(3)
                            ON       VALUE    ------------------------- -------------------------
NAME(1)                  EXERCISE REALIZED(2) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
-------                  -------- ----------- ----------- ------------- ----------- -------------
W. Bruce Lunsford....... 133,595  $1,384,417    329,003      457,997     $273,654      $46,603
Michael R. Barr.........  50,000   1,222,654     84,893      124,122       43,177       17,470
W. Earl Reed, III.......  80,628     363,586     66,500      124,122            -       17,470
Thomas T. Ladt..........   8,438     324,962     71,300      102,325      143,122        8,157
Jill L. Force...........  17,626     435,175     40,875       68,125       28,043        5,826
James H. Gillenwater,
 Jr. ...................       -           -     50,063       68,125      110,051        5,826

--------
(1) Mr. Lunsford and Mr. Ladt will be senior executive officers of Realty Company following the Distribution. See "--Realty Company--Executive Officers of Realty Company." Mr. Lunsford, Mr. Barr, Mr. Reed, Ms. Force and Mr. Gillenwater will be senior executive officers of Operating Company following the Distribution. See "--Operating Company--Executive Officers of Operating Company."
(2) These amounts represent the market value of the underlying Company Common Stock on the date of exercise less the applicable exercise price.
(3) These amounts were calculated by subtracting the exercise price from the market value of the underlying Company Common Stock as of year-end. The market value of the Common Stock was $24.4375 per share as of December 31, 1997, based on the closing price per share on the NYSE.

  Long-Term Incentive Awards. In 1995, the Company entered into agreements ("Performance Agreements") whereby the Company may issue shares for each year of a five-year period, which began in 1995, to its five most highly compensated executive officers. The receipt of shares is contingent upon the satisfaction of performance goals by the Executive Compensation Committee. However, upon a change in control of the Company, as defined in the Performance Agreements, the performance periods will lapse and all unearned performance shares will become fully vested and issuable. Upon the satisfaction of performance goals for 1997 established by the Committee, the Company Named Executive Officers received 39,999 of the potential 78,000 performance shares available under the Performance Agreements for 1997 and the Operating Company Named Executive Officers received 38,665 of the potential 75,400 performance shares available under the Performance

Agreements for 1997. For 1998, the Committee has established four levels of performance goals. Upon the attainment of the various target performance goals for 1998, the Company's five most highly compensated executive officers would each receive 33.3%, 66.7%, 100% or 130% of the number of shares established as the annual goals under the Performance Agreements as follows: W. Bruce Lunsford--32,000 shares; Michael R. Barr--8,000 shares; W. Earl Reed, III-- 8,000 shares; Thomas T. Ladt--7,000 shares; Jill L. Force--5,000 shares; and James H. Gillenwater, Jr.--5,000 shares. The shares shown in the following chart represent the maximum number of shares which may be issued for the remaining two annual performance periods under the Performance Agreements.

NAME                                        NUMBER OF SHARES PERFORMANCE PERIODS
----                                        ---------------- -------------------
W. Bruce Lunsford..........................      85,334           1998-1999
Michael R. Barr............................      21,334           1998-1999
W. Earl Reed, III..........................      21,334           1998-1999
Thomas T. Ladt.............................      18,666           1998-1999
Jill L. Force..............................      13,334           1998-1999
James H. Gillenwater, Jr. .................      13,334           1998-1999

 PERFORMANCE GRAPH

  The following graph summarizes the cumulative total return to holders of Company Common Stock from December 31, 1992 to December 31, 1997, compared to the cumulative total return on the Standard & Poor's 500 Stock Index and the Standard & Poor's Hospital Management Composite Index.


                                     LOGO

 COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  As of December 31, 1997, the following persons served on the Executive Compensation Committee of the Company Board: R. Gene Smith, Greg D. Hudson and Walter F. Beran. Although R. Gene Smith serves as Vice Chairman of the Board, none of the members of the Executive Compensation Committee are employees of the Company.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In 1989, the Company adopted a policy which provides that any transaction between the Company and any of its officers, directors or their affiliates must be approved by the disinterested members of the Company Board and must be on terms no less favorable to the Company than those available from unaffiliated parties.

  On September 28, 1995, the Company consummated the Hillhaven Merger. Following the Hillhaven Merger, Walter F. Beran became a director of the Company and is currently a nominee for election to the Company Board. In connection with the Hillhaven Merger, the Company agreed to fulfill Hillhaven's obligations under Hillhaven's Directors' Retirement Plan with respect to each of Hillhaven's outside directors, including Mr. Beran. Under the Directors' Retirement Plan, each Hillhaven outside director will receive an annual retirement payment of $25,440 for a period of ten years following the Hillhaven Merger.

  The Company currently manages seven long-term care facilities owned by Tenet, a more than five percent stockholder of the Company. Under the management agreements for these facilities, the Company provides all necessary management functions in return for approximately five and one-half percent of the monthly net revenues generated at such facilities. The Company may also be entitled to certain incentive fees if actual results exceed budgeted amounts. During 1997, the Company earned approximately $2.6 million in revenues from the management of these seven facilities.

  During 1997, the Company paid approximately $128,000 for legal services rendered by the law firm of Wyatt, Tarrant & Combs. The spouse of Jill L. Force, Senior Vice President and General Counsel of the Company, is a partner of that firm. These fees represented less than two percent of the legal fees paid by the Company in 1997. It is expected that Wyatt, Tarrant & Combs will provide legal services to the Company in 1998.

  Realty Company will provide a loan (the "Executive Loan") to each of the Company's executive officers in an amount sufficient to cover the income taxes payable by them as a result of the Distribution. Each Executive Loan will have a term of between six and ten years, and will bear interest, at the lowest rate required so that the executive will not realize any imputed income under
Section 7872 of the Code. Any interest payment on the Executive Loan will be forgiven, however, if the executive remains employed in his or her position with Operating Company or Realty Company, as applicable, on the date on which such interest payment is due. Moreover, in the event of a change in control of Realty Company or Operating Company (as defined in the Company Incentive Plan or the Operating Company Incentive Plan, as applicable), the entire balance of the Executive Loan will be forgiven. The executive will be required to make annual principal and interest payments on the Executive Loan beginning with the first anniversary of the date of the Executive Loan. Assuming that the value of Operating Company Common Stock at the time of the Distribution is $11.50 per share, the Company expects that the following executives would have incurred the following amounts of income taxes payable as a result of the
Distribution: Mr. Lunsford--$5,218,000; Mr. Barr--$1,275,000; Mr. Reed-- $786,000; Mr. Ladt--$175,000; and Ms. Force--$79,000.

REALTY COMPANY

 EXECUTIVE OFFICERS OF REALTY COMPANY

  Set forth below are the names, ages, future titles with Realty Company and present and past positions of the persons who are expected to serve as executive officers of Realty Company immediately following the Distribution. Each such individual will be elected to the indicated office with Realty Company effective as of the Distribution Date and will serve at the pleasure of the Realty Company Board.

                         FUTURE POSITION             PRESENT AND PAST POSITIONS
 NAME AND AGE          WITH REALTY COMPANY              SINCE JANUARY 1, 1993
 ------------          -------------------           ---------------------------
 W. Bruce Lunsford, 50 Chairman of the       A founder of the Company, certified public
                       Board and Chief       accountant and attorney, Mr. Lunsford has
                       Executive Officer     served as Chairman of the Board, President
                                             and Chief Executive Officer of the Company
                                             since it commenced operations in 1985. Mr.
                                             Lunsford is the Chairman of the Board of
                                             Atria Communities, Inc. and a director of
                                             National City Corporation, a bank holding
                                             company, Churchill Downs Incorporated, and
                                             Res-Care, Inc. a provider of residential
                                             training and support services for persons
                                             with developmental disabilities and certain
                                             vocational training services.
 Thomas T. Ladt, 47    President and Chief   Mr. Ladt has served as Executive Vice
                       Operating Officer     President, Operations of the Company since
                                             February 1996. From November 1995 to
                                             February 1996, he served as President of
                                             the Company's Hospital Division. From 1993
                                             to November 1995, Mr. Ladt was Vice
                                             President of the Company's Hospital
                                             Division. From 1989 to December 1993, Mr.
                                             Ladt was a Regional Director of Operations
                                             for the Company. Mr. Ladt is a director of
                                             Atria Communities, Inc.
 T. Richard Riney, 40  Vice President,       Mr. Riney has served as Transactions
                       General Counsel and   Counsel of the Company since April 1996.
                       Secretary             From May 1992 to March 1996, he was a
                                             partner of Hirn, Reed & Harper, a law firm
                                             based in Louisville, Kentucky.

  Realty Company expects that prior to the Distribution Date, it will have selected individuals to serve as chief financial officer and vice president of planning and development of Realty Company.

 COMPENSATION OF CHIEF EXECUTIVE OFFICER OF REALTY COMPANY

  Mr. Lunsford will serve as Chairman of the Board and Chief Executive Officer of Realty Company following the Distribution. For these services, Mr. Lunsford's base salary for 1998 will be $350,000 with an annual bonus target of 50% of his base salary contingent upon Realty Company achieving certain financial results. Mr. Lunsford's base salary for his services to Operating Company will be reduced from $728,000 to $550,000. On the Distribution Date, Mr. Lunsford will be granted 50,000 restricted shares of Realty Company Common Stock and 150,000 Realty Company Options. Restrictions on the restricted shares lapse in four equal annual installments, beginning on the first anniversary of the grant date. The Realty Company Options will be granted at an exercise price equal to the fair market value of the Realty Company Common Stock on the Distribution Date. The options will be exercisable in four equal annual installments, beginning on the first anniversary of the grant date.

  Realty Company will provide an Executive Loan to Mr. Lunsford in an amount sufficient to cover the income taxes payable by him as a result of the Distribution. See "Management of the Company and Management of Realty Company and Operating Company After the Distribution--The Company--Certain Relationships and Related Transaction."

 DIRECTORS OF REALTY COMPANY

  See "Election of Directors" for information with respect to the persons who are nominated to serve as directors of Realty Company as of the Distribution Date.

OPERATING COMPANY

 EXECUTIVE OFFICERS OF OPERATING COMPANY

  Set forth below are the names, ages, future titles with Operating Company and present and past positions of the persons who are expected to serve as executive officers of Operating Company immediately following the Distribution. Each such individual will be elected to the indicated office with Operating Company in anticipation of the Distribution and will serve at the pleasure of the Operating Company Board. Those persons named below who are currently officers or employees of the Company, other than Mr. Lunsford, will resign from their positions with the Company by the Distribution Date.

                       FUTURE POSITION WITH         PRESENT AND PAST POSITIONS
NAME AND AGE            OPERATING COMPANY              SINCE JANUARY 1, 1993
------------           --------------------         --------------------------
W. Bruce Lunsford, 50   Chairman of the     A founder of the Company, certified public
                        Board, President    accountant and attorney, Mr. Lunsford has
                        and Chief           served as Chairman of the Board, President
                        Executive Officer   and Chief Executive Officer of the Company
                                            since the Company commenced operations in
                                            1985. Mr. Lunsford is the Chairman of the
                                            Board of Atria Communities, Inc. and a
                                            director of National City Corporation, a
                                            bank holding company, Churchill Downs
                                            Incorporated, and Res-Care, Inc., a
                                            provider of residential training and
                                            support services for persons with
                                            developmental disabilities and certain
                                            vocational training services.
Michael R. Barr, 48     Chief Operations    A founder of the Company, physical
                        Officer and         therapist and certified respiratory
                        Executive Vice      therapist, Mr. Barr has served as Chief
                        President           Operating Officer and Executive Vice
                                            President of the Company since February
                                            1996. From November 1995 to February 1996,
                                            he was Executive Vice President of the
                                            Company and Chief Executive Officer of the
                                            Company's Hospital Division. Mr. Barr
                                            served as Vice President, Operations from
                                            1985 to November 1995. He has been a
                                            director of the Company since 1985. Mr.
                                            Barr is a director of Colorado MEDtech,
                                            Inc., a medical products and equipment
                                            company.

                        FUTURE POSITION WITH         PRESENT AND PAST POSITIONS
NAME AND AGE             OPERATING COMPANY              SINCE JANUARY 1, 1993
------------            --------------------         --------------------------
W. Earl Reed, III, 46    Chief Financial     A certified public accountant, Mr. Reed has
                         Officer and         served as a director of the Company since
                         Executive Vice      1987. He has been Chief Financial Officer
                         President           and Executive Vice President of the Company
                                             since 1995. From 1987 to November 1995, Mr.
                                             Reed served as Vice President, Finance and
                                             Development of the Company.
Jill L. Force, 45        Senior Vice         Ms. Force, a certified public accountant
                         President, General  and attorney, has served as Senior Vice
                         Counsel and         President, General Counsel and Assistant
                         Assistant           Secretary of the Company since January 1,
                         Secretary           1998. From December 1996 to January 1998,
                                             she served as Senior Vice President,
                                             General Counsel and Secretary of the
                                             Company. From November 1995 through
                                             December 1996, she served as Vice
                                             President, General Counsel and Secretary of
                                             the Company. From 1989 to 1995, she was
                                             General Counsel and Secretary of the
                                             Company. Ms. Force is a director of
                                             Healthcare Recoveries, Inc., a provider of
                                             health insurance subrogation and related
                                             recovery services.
Richard E. Chapman, 48   Senior Vice         Mr. Chapman has served as Senior Vice
                         President and       President and Chief Information Officer of
                         Chief Information   the Company since October 1997. From March
                         Officer             1993 to October 1997, Mr. Chapman was
                                             Senior Vice President of Information
                                             Systems of Columbia/HCA Healthcare Corp.,
                                             Vice President of Galen Health Care, Inc.
                                             from March 1993 to August 1993, and of
                                             Humana Inc. from 1974 to March 1993.
James H. Gillenwater,    Senior Vice         Mr. Gillenwater has served as Senior Vice
 Jr., 40                 President,          President, Planning and Development of the
                         Planning and        Company since December 1996. From November
                         Development         1995 through December 1996, he served as
                                             Vice President, Planning and Development of
                                             the Company. From 1989 to November 1995, he
                                             was Director of Planning and Development of
                                             the Company.
Richard A. Lechleiter,   Vice President,     Mr. Lechleiter, a certified public
 39                      Finance and         accountant, has served as Vice President,
                         Corporate           Finance and Corporate Controller of the
                         Controller          Company since November 1995. From June 1995
                                             to November 1995, he was Director of
                                             Finance of the Company. Mr. Lechleiter was
                                             Vice President and Controller of
                                             Columbia/HCA Healthcare Corp. from
                                             September 1993 to May 1995, of Galen Health
                                             Care, Inc. from March 1993 to August 1993,
                                             and of Humana Inc. from September 1990 to
                                             February 1993.

 DIRECTORS OF OPERATING COMPANY

  Prior to the Distribution Date, the Company, as sole stockholder of Operating Company, plans to elect the eight persons named in the table below to serve on the Operating Company Board. The Operating Company

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

Board will be divided into three classes. Directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for such class expires and will serve thereafter for three years.

  Information with respect to the persons who are expected to serve as directors is set forth below. All of these persons currently serve as directors of the Company.

          DIRECTORS EXPECTED TO BE ELECTED TO TERMS EXPIRING IN 1999


NAME AND AGE                 PRINCIPAL OCCUPATION AND  OTHER DIRECTORSHIPS
------------                 ---------------------------------------------

Ulysses L. Bridgeman, Jr.,   Mr. Bridgeman has served as a director of the
44                           Company since May 1997. Since 1988, Mr. Bridgeman
                             has been President of Bridgeman Foods, Inc., a franchisee of 51 Wendy's Old Fashioned Hamburger
                             Restaurants.

William H. Lomicka, 60       Mr. Lomicka has served as a director of the
                             Company since 1987. Since 1989, he has served as President of Mayfair Capital, Inc., a private investment firm. Mr. Lomicka serves as a director of Regal Cinemas, Inc., a regional motion picture exhibitor, and Sabratek Corporation, a company which designs, produces and markets medical products for the alternative site healthcare marketplace.


          DIRECTORS EXPECTED TO BE ELECTED TO TERMS EXPIRING IN 2000

NAME AND AGE                 PRINCIPAL OCCUPATION AND  OTHER DIRECTORSHIPS
------------                 ---------------------------------------------
Michael R. Barr, 48          A founder of the Company, physical therapist and
                             certified respiratory therapist, Mr. Barr has served as Chief Operating Officer and Executive
                             Vice President of the Company since February 1996 and is expected to serve in the same positions at Operating Company following the Distribution.
                             From November 1995 to February 1996, he was
                             Executive Vice President of the Company and Chief
                             Executive Officer of the Company's Hospital
                             Division. Mr. Barr served as Vice President,
                             Operations from 1985 to November 1995. He has been a director of the Company since 1985. Mr.
                             Barr is a director of Colorado MEDtech, Inc., a medical products and equipment company.

Donna R. Ecton, 50           Ms. Ecton has served as director of the Company
                             since 1992. Since December 1996, Ms. Ecton has been Chief Operating Officer of PETsMART, Inc., a pet supplies retailer. From 1995 to 1996, she was Chairman, President and Chief Executive Officer of Business Mail Express, Inc., an expedited print and mail services company. From 1991 to 1994, she was President and Chief Executive
                             Officer of Van Houten North America, Inc. and
                             Andes Candies Inc., confectionery products businesses. Ms. Ecton is a director of Barnes
                             Group, Inc., a diversified manufacturing, aerospace and distribution company, PETsMART,
                             Inc. and H&R Block, Inc.

W. Earl Reed, III, 46        A certified public accountant, Mr. Reed has
                             served as a director of the Company since 1987.
                             He has been Chief Financial Officer and Executive
                             Vice President of the Company since November 1995 and is expected to serve in the same positions at Operating Company following the Distribution.
                             From 1987 to November 1995, Mr. Reed served as
                             Vice President, Finance and Development of the
                             Company.

          DIRECTORS EXPECTED TO BE ELECTED TO TERMS EXPIRING IN 2001

NAME AND AGE  PRINCIPAL OCCUPATION AND OTHER DIRECTORSHIPS
------------  --------------------------------------------

                             Ms. Chao has served as a director of the Company
                             since May 1997. Ms. Chao is a Distinguished
                             Fellow of The Heritage Foundation in Washington,
Elaine L. Chao, 44           D.C. From 1992 to 1996, Ms. Chao was President
                             and Chief Executive Officer of the United Way of
                             America. From 1991 to 1992, she served as the Director of the Peace Corps. Ms. Chao is a director of Dole Food Company, Inc., NASD, Inc.
                             and Protective Life Corporation.

W. Bruce Lunsford, 50        A founder of the Company, certified public
                             accountant and attorney, Mr. Lunsford has served as Chairman of the Board, President and Chief
                             Executive Officer of the Company since the Company commenced operations in 1985 and is expected to serve in the same positions at Operating Company following the Distribution. Mr.
                             Lunsford is also expected to serve as Chairman of the Board and Chief Executive Officer of Realty
                             Company following the Distribution. Mr. Lunsford is the Chairman of the Board of Atria
                             Communities, Inc. and a director of National City
                             Corporation, a bank holding company, Churchill
                             Downs Incorporated, and Res-Care, Inc., a provider of residential training and support services for persons with developmental disabilities and certain vocational training services.

R. Gene Smith, 63            A founder of the Company, Mr. Smith has served as
                             a director of the Company since 1985 and Vice
                             Chairman of the Board since 1987. Mr. Smith is expected to serve on the Realty Company Board and Operating Company Board following the
                             Distribution. From 1987 to 1995, Mr. Smith was
                             President of New Jersey Blockbuster, Ltd., which held the Blockbuster Video franchise for northern
                             New Jersey. Since 1988, Mr. Smith has been
                             Chairman of the Board of Taco Tico, Inc., an operator of Mexican fast-food restaurants. Since
                             1993, Mr. Smith has been Managing General Partner of Direct Programming Services, which was a marketer of direct broadcast satellite television services. Mr. Smith is also a director of Atria
                             Communities, Inc.

  Each of the above persons are currently members of the Company Board and will resign as directors of the Company as of or prior to the Distribution Date, except that Mr. Lunsford and Mr. Smith will continue as directors of the Company at and after the Distribution Date.

 COMMITTEES OF THE OPERATING COMPANY BOARD

  The Operating Company Board is expected to establish several committees including an Audit and Compliance Committee, an Executive Compensation Committee, an Executive Committee and an Independent Committee. The membership of these committees will be established at the initial meeting of the Operating Company Board. A description of each committee follows:

  Audit and Compliance Committee. The Audit and Compliance Committee will review the adequacy of Operating Company's system of internal controls and accounting practices. In addition, the Audit and Compliance Committee will review the scope of the annual audit of Operating Company's auditors, which is expected to be Ernst & Young, prior to its commencement, and will review the types of services for which Operating Company will retain Ernst & Young. The Audit and Compliance Committee will also oversee

Operating Company's adoption and implementation of policies and procedures designed to ensure that Operating Company and its employees comply with all applicable laws, regulations and policies. The members of the Audit and Compliance Committee are expected to be Mr. Bridgeman, Ms. Chao, Ms. Ecton and Mr. Lomicka, Chairman.

  Executive Committee. The Executive Committee will have the power of the Operating Company Board in directing the management of the business and affairs of Operating Company in the intervals between meetings of the Operating Company Board (except for certain matters reserved for the Operating Company Board). The members of the Executive Committee are expected to be Mr. Lomicka, Mr. Lunsford, Chairman, and Mr. Smith.

  Executive Compensation Committee. The function of the Executive Compensation Committee will be to establish annual salary levels, approve fringe benefits and administer any special compensation plans or programs for executive officers of Operating Company. The members of the Executive Compensation Committee are expected to be Mr. Bridgeman, Ms. Chao and Mr. Smith, Chairman.

  Independent Committee. The function of the Independent Committee will be to review and approve the following actions of the Operating Company Board: (a) the entering into of any agreements with Realty Company and its affiliates,
(b) the consummation of any transaction between Operating Company and Realty Company or its affiliates, including, but not limited to, the negotiation, enforcement and renegotiation of the terms of any Lease, and (c) overseeing and monitoring the existing agreements between Realty Company and Operating Company. The members of the Independent Committee are expected to be Ms. Ecton and Mr. Lomicka.

 COMPENSATION OF DIRECTORS

  It is expected that non-employee directors of Operating Company will receive $2,000 for each board meeting they attend and $1,000 for each committee meeting they attend. In addition, it is expected that non-employee directors will receive a $2,500 retainer for each calendar quarter that they serve as a director.

  Operating Company expects to adopt an Operating Company Non-Employee Directors Deferred Compensation Plan (the "Operating Company Directors Deferred Compensation Plan"), similar to the Company's, pursuant to which a non-employee director may defer in stock or cash the receipt of fees which would otherwise be paid to the director for services on the board and its committees. Directors who choose to defer fees could elect to have the deferred amounts invested 100% in shares of Operating Company's Common Stock (an "Operating Company Share Election") or to accumulate and earn interest (an "Operating Company Cash Election"). If an Operating Company Share Election is made, the director's deferral account will be credited with 110% of the compensation otherwise payable to the director. As of the end of each calendar quarter, such deferred amounts would be converted into share equivalents of Operating Company Common Stock based on the fair market value of Operating Company Common Stock on that date. If an Operating Company Cash Election is made, the deferred amounts earn interest at a floating rate of interest, compounded annually.

  In connection with the Distribution, each non-employee member of the Operating Company Board, will be granted a one-time grant of 2,000 restricted shares of Operating Company Common Stock and option to purchase 5,000 shares of Operating Company Common Stock. The restrictions on all shares of restricted Operating Company Common Stock lapse in four equal annual installments, beginning on the first anniversary of their grant date. Each Operating Company Option will have an exercise price equal to the fair market value on the Distribution Date of the Operating Company Common Stock. These options will become exercisable in four annual installments beginning on the first anniversary of their grant date.

  See "--Operating Company Incentive and Benefit Plans."

 OPERATING COMPANY INCENTIVE AND BENEFIT PLANS

  Stock Option Plan for Non-employee Directors. Prior to the Distribution Date, Operating Company will adopt an option plan for non-employee directors (the "Operating Company Directors Plan"). The purpose of the Operating Company Directors Plan will be to attract and retain highly qualified non-employee directors by permitting them to obtain or increase their proprietary interest in Operating Company. The Operating Company Directors Plan will provide for annual awards of options to each of Operating Company's non-employee directors. The Operating Company Directors Plan is designed to operate automatically and not require any significant administration. To the extent administration is required, the Operating Company Directors Plan will be administered by a committee appointed by the Operating Company Board which will include two or more directors of Operating Company or the entire Operating Company Board. No discretion concerning decisions under the Operating Company Directors Plan will be afforded to a person who is not a "disinterested person." Employees of Operating Company are not eligible to participate in the Operating Company Directors Plan.

  Shares Available for Issuance. The Operating Company Directors Plan will provide that 200,000 shares of Operating Company Common Stock will be available for the granting of awards. The Operating Company Common Stock subject to the Operating Company Directors Plan will be authorized but unissued shares or previously acquired shares. Pursuant to the Operating Company Directors Plan, the number and kind of shares to which awards are subject will be appropriately adjusted in the event of certain changes in capitalization of Operating Company, including stock dividends and splits, reclassifications, recapitalizations, reorganizations, mergers, consolidations, spin-offs, split-ups, combinations or exchanges of shares, and certain distributions and repurchases of shares.

  Stock Options. On January 1 of each year during the term of the Operating Company Directors Plan, each non-employee director who is elected a director at the preceding annual meeting of stockholders and who is acting as a director on January 1, will receive a grant of an option to purchase 3,000 shares of Operating Company Common Stock. The exercise price of each option will be equal to the fair market value of the shares on the date of grant. Upon exercise, the exercise price may be paid in cash or, in lieu of all or part of the cash, the optionee may provide Operating Company with shares owned by the optionee having a fair market value equal to the exercise price.

  Under the Operating Company Directors Plan, all options will be exercisable in four equal annual installments, with the first installment becoming exercisable following the first anniversary of the date of grant of the option. Upon a change in control or the retirement of the director, the optionee will have the right to exercise the option in full as to all shares subject to the option. The exercise period for any stock option will be ten years from the date of grant, unless sooner terminated.

  Incentive Compensation Plan. Prior to the Distribution Date, it is expected that the Company, as sole stockholder of Operating Company, will approve, and the Operating Company Board will adopt, an incentive compensation plan (the "Operating Company Incentive Plan"). The purpose of the Operating Company Incentive Plan would be to advance the interests of Operating Company and its stockholders by attracting, retaining, and motivating employees who will be responsible for the long term success and development of Operating Company. The Operating Company Incentive Plan will provide for the award of a variety of economic incentives to Operating Company's employees, including stock awards, performance units, restricted stock, cash awards, stock options, and stock appreciation rights ("SARs").

  The Operating Company Incentive Plan will be administered by a committee (the "Committee") composed of three or more "outside directors" within the meaning of Section 162(m) of the Code. In administering the Operating Company Incentive Plan, the Committee will determine, among other things: (i) individuals to whom grants of awards will be made; (ii) the type and size of awards; and (iii) the terms of an award including, but not limited to, a vesting schedule, exercise price, restriction or performance criteria, and the length of any relevant performance restriction or option.

  All full-time employees of Operating Company, or any subsidiary, partnership or limited liability company in which Operating Company owns a majority interest, will be eligible to receive awards under the Operating Company Incentive Plan when designated by the Committee. In selecting employees to receive awards under the Operating Company Incentive Plan, the Committee must take into consideration such factors as it deems relevant in promoting the purposes of the Operating Company Incentive Plan, including the duties of the employees, their present or potential contribution to the success of Operating Company and their anticipated number of years of active service as employees.

  Shares Available for Issuance. The Operating Company Incentive Plan will provide that 6,000,000 shares of Operating Company Common Stock will be available for the granting of awards. The total number of shares of Operating Company Common Stock with respect to which stock options may be granted to any individual during any calendar year may not exceed 500,000 shares. The maximum number of SARs or performance units which may be awarded to an employee during any calendar year may not exceed 100,000. The maximum amount of a cash award which may be granted to an employee during any calendar year will not be greater than $1,000,000. Operating Company Common Stock subject to the Operating Company Incentive Plan will be authorized but unissued shares or previously acquired shares. Pursuant to the Operating Company Incentive Plan, the number and kind of shares to which awards will be subject may be appropriately adjusted in the event of certain changes in capitalization of Operating Company, including stock dividends and splits, reclassifications, recapitalizations, reorganizations, mergers, consolidations, spin-offs, split-ups, combinations or exchanges of shares, and certain distributions, and repurchases, of shares.

  Stock Options. The Committee may grant stock options to eligible individuals in the form of incentive stock options or non-qualified stock options. All incentive stock options are intended to qualify under Section 422 of the Code. The exercise period for any stock option will be determined by the Committee at the time of grant but may not exceed ten years from the date of grant. The exercise price per share of the Operating Company Common Stock covered by a stock option may not be less than 100% of the fair market value of a share of Operating Company Common Stock on the date of grant. The exercise price is payable, at the Committee's discretion, in cash, in shares of already owned Operating Company Common Stock, or in any other reasonable consideration that the Committee may deem appropriate. Stock options will be exercisable in installments as determined by the Committee and as set forth in the employee's option agreement. The Committee may, in its discretion and with appropriate restrictions, authorize any non-qualified stock option to be transferable to the employee's spouse, lineal descendants, a trust or other entity exclusively for the benefit of the employee and such persons.

  If any employee's employment terminates by reason of death or disability, any outstanding stock option will vest fully and be exercisable at any time within two years following the date of death or disability for a non-qualifying stock option and one year following the date of death or disability for an incentive stock option (but in no event beyond the stated term of the option). Upon an employee's retirement, a stock option will be exercisable at any time prior to the end of the stated term of the stock option or two years following the retirement date in the case of a non-qualified stock option and 90 days after retirement, in the case of an incentive stock option, whichever is the shorter period, but only to the extent the stock option is exercisable at retirement. Upon termination for any reason other than for cause, any previously vested stock option will be exercisable for the lesser of 90 days or the balance of the stock option's stated term. In the event of termination for cause, all options, whether or not exercisable, will terminate.

  Restricted Stock. Subject to the limitations of the Operating Company Incentive Plan, the Committee may grant restricted stock to eligible employees. Restricted stock awards are shares of Operating Company Common Stock that are subject to restrictions on transfer or other incidence of ownership where the restrictions lapse based solely on continued employment with Operating Company for specified periods or based on the achievement of specified performance standards, in either case, as determined by the Committee. The Committee also will determine all terms and conditions pursuant to which such restrictions will lapse. Grantees of restricted stock will have all the rights of a stockholder with respect to the restricted stock and may receive dividends, unless the

Committee determines otherwise. Dividends may, at the discretion of the Committee, be deferred until the restriction period ends and may bear interest if the Committee so determines.

  If an employee's employment terminates by reason of death or disability prior to the expiration of the restriction period applicable to any shares of restricted stock then held by the employee, all restrictions pertaining to such shares immediately lapse. Upon termination for any other reason, all restricted shares are forfeited, provided, however, the Committee may provide that the restrictions on some or all of the shares held by an employee shall lapse upon the employee's retirement or other termination of employment other than for cause.

  Performance Units. The Committee may grant performance units to eligible employees. Each performance unit will specify the performance goals, performance period and the number of performance units granted. The performance period will not be less than six months, nor more than five years, as determined by the Committee. Performance goals are those objectives established by the Committee which may be expressed in terms of earnings per share, price of the Operating Company Common Stock, pre-tax profit, net earnings, return on equity or assets, revenues, any combination of the foregoing, or such other goals as the Committee may determine. Performance goals may relate to the performance of Operating Company, a subsidiary, a division or other operating unit of Operating Company. The Committee must establish performance goals within 90 days of the commencement of the applicable fiscal year. Performance goals may be established as a range of goals if the Committee so desires. If the Committee determines that the performance goals have been met, the employee will be entitled to the appropriate payment with respect thereto. At the option of the Committee, payment may be made solely in shares of Operating Company Common Stock, solely in cash, or a combination of cash and shares of Operating Company Common Stock. The award of performance units does not create any rights in such employee as a stockholder of Operating Company.

  If the employee's employment terminates by reason of death or disability prior to the expiration of the performance period applicable to any performance unit then held by such employee, all restrictions pertaining to such performance units shall lapse and the employee will be entitled to the full amount of any award of performance units. Upon termination for any other reason, all performance units are terminated.

  Stock Appreciation Rights and Stock and Cash Awards. The Committee may grant SARs to eligible individuals. SARs constitute a right to receive, without payment to Operating Company, a number of shares of Operating Company Common Stock, cash or any combination thereof, with the value equal to the appreciation of the shares to which the SAR relates, determined in accordance with the Operating Company Incentive Plan. The terms and conditions of each SAR shall be determined by the Committee. The Committee may also award stock and cash awards under the Operating Company Incentive Plan. Stock and cash awards may be subject to terms and conditions, which may vary from time to time and among employees, as the Committee deems appropriate. Each award of stock or cash may provide for a lesser payment in the event of partial fulfillment of performance goals.

  Change in Control. Generally, in the event of a change in control of Operating Company, all outstanding stock options become fully vested and immediately exercisable in their entirety. In addition, upon a change in control, all restrictions on restricted stock lapse and outstanding performance units become fully vested and immediately payable.

  Amendments and Termination. The Operating Company Board may at any time, terminate, and from time to time, may amend or modify the Operating Company Incentive Plan. Any such action of the Operating Company Board may be taken without the approval of Operating Company's stockholders, but only to the extent that such stockholder approval is not required by applicable laws or regulations. The Operating Company Incentive Plan will terminate ten years from its effective date.

  Operating Company Management Equity Ownership Program. In connection with the Reorganization Transactions, Operating Company will establish the Operating Company Management Equity Ownership Program (the "Ownership Program"), pursuant to which Operating Company will make available to officers of

Operating Company, which is approximately 36 persons, the opportunity to purchase for cash up to $17,700,000 or approximately 1,500,000 shares of Operating Company Series A Preferred Stock at 118% of the Fair Market Value of Operating Company Common Stock as of the Distribution Date. The Operating Company Series A Preferred Stock is expected to be mandatorily redeemable on the tenth anniversary of issuance and will not be callable prior to the third anniversary of issuance. The dividend rate is expected to be 6% payable annually in arrears and will be immediately convertible into Operating Company Common Stock. The Operating Company Series A Preferred Stock is expected to be non-voting unless dividends are in arrears for two consecutive years, in which event holders will be entitled to elect two directors of Operating Company. Each share of Operating Company Series A Preferred Stock purchased under the Ownership Program will also have a warrant attached that entitles the holder of the warrant to purchase a share of Operating Company Common Stock at a price equal to the Fair Market Value of such share on the Distribution Date. For purposes of the Ownership Program, Fair Market Value means the average of the high and low price of Operating Company Common Stock on the Distribution Date. The Ownership Program will be administered by the Executive Compensation Committee of Operating Company.

  Purchase of Shares. Each eligible employee initially will be offered the opportunity to subscribe for up to 20,000 shares of Operating Company Series A Preferred Stock. Additional shares of Operating Company Series A Preferred Stock will be made available for subscription by an eligible employee (up to a maximum of 1,500,000 shares in the aggregate) in the ratio that the number of shares of Company Common Stock that are beneficially owned as of the Distribution Date by such eligible employee (taking into account for such purpose any vested options to purchase Company Common Stock) bears to the total number of shares beneficially owned as of the Distribution Date by all eligible employees requesting additional shares.

  Financing of Purchase. Operating Company will loan eligible employees, on a recourse basis, up to 90% of the purchase price of the shares of Operating Company Series A Preferred Stock purchased pursuant to the Ownership Program. The loan will be for a term of five years, and shall bear interest, payable annually, at the lowest rate required so that the eligible employee will not realize any imputed income under Section 7872 of the Code. Each borrower will be required to pledge as collateral for the loan a number of shares of Operating Company Series A Preferred Stock with an initial fair market value equal to the amount borrowed.

  Terms of Shares and Warrants. Each eligible employee will be fully vested in any shares of Operating Company Series A Preferred Stock purchased under the Ownership Program and any warrants to purchase shares of Operating Company Common Stock attached to such purchased shares, provided, however, that the holder of such shares or shares purchased by exercising a warrant may not dispose of the shares before January 1, 1999. The holder of a warrant is entitled to purchase the number of shares of Operating Company Common Stock subject to the warrant at an exercise price equal to the Fair Market Value on the Distribution Date. The warrant may be exercised at any time within ten years following the Distribution Date, provided, however, that the exercise period will terminate two years following the termination of employment, death or disability of the eligible employee.

  In the event of certain changes in capitalization of Operating Company, including stock dividends and splits, reclassifications, recapitalizations, reorganizations, mergers, consolidations, spin-offs, split-ups, combinations or exchanges of shares, and certain distributions and repurchases of shares, the number and kind of shares subject to the warrants will be appropriately adjusted in the sole discretion of the Executive Compensation Committee. The Operating Company Board may amend or terminate the Ownership Program at any time unless stockholder approval would be required by applicable law or regulation. The Ownership Program will become effective upon adoption by the Operating Company Board and approval of the Company, as sole stockholder of Operating Company, and will terminate on the earliest to occur of (i) the date on which all of the shares available under the Ownership Program have been acquired through the exercise or expiration of the warrants or (ii) such other date as the Operating Company Board may determine.


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                               BUSINESS STRATEGY

REALTY COMPANY

  Realty Company's principal business objectives are to maximize growth in Funds From Operations and to enhance the value of its portfolio of properties in order to maximize total return to stockholders. Realty Company intends to focus on the acquisition of equity interests in healthcare related properties, including hospitals, nursing centers, assisted living facilities, and healthcare related office buildings. In addition, Realty Company expects to diversify its credit exposure by entering into leases with tenants other than Operating Company. Realty Company also may consider investments in properties outside of the healthcare industry. If market conditions are favorable, Realty Company may expand this focus to the development of healthcare facilities.

  Realty Company intends to achieve its objectives through the implementation of the following strategies:

 GROWTH STRATEGY

  The Company believes that Realty Company will benefit from a strategic relationship with Operating Company, one of the largest providers of long-term healthcare services in the United States. Under the terms of the Leases, Operating Company will operate all of the Leased Properties.

  As of December 31, 1997, the Company has 30 projects in various stages of development. These Development Properties will be transferred to Operating Company in the Reorganization Transactions for completion of development and construction in accordance with the terms of the Development Agreement. Eighteen of the Development Properties are currently under construction and the 12 remaining Development Properties are tentatively scheduled to begin construction by the first half of 1999. Once completed, Realty Company will have the option to purchase the Development Properties as provided in the Development Agreement. Each Development Property so purchased will be leased to Operating Company on terms substantially similar to those contained in the Master Lease Agreement. In addition to the potential growth provided by the 30 Development Properties, Realty Company may realize additional growth under the Participation Agreement which provides that Realty Company will have a right of first offer to purchase or mortgage each facility to be sold or mortgaged by Operating Company during the three year period following the Distribution Date. See "Business of Realty Company After the Distribution--Properties To Be Developed By Operating Company."

  Realty Company expects to further supplement its growth through the acquisition of healthcare related facilities. Realty Company expects to budget approximately $150 million to $175 million for acquisition of healthcare facilities through 1999. Subject to Operating Company's rights under the Participation Agreement, these acquired facilities will be leased to and operated by qualified third party operators. Such acquisitions will be in addition to the acquisition of the Development Properties that Realty Company decides to acquire under the Development Agreement.

  Realty Company management has established numerous contacts in the healthcare industry through Vencare, Operating Company's ancillary services division. Management of Realty Company anticipates that these contacts may serve as a primary source for prospective acquisitions.

  If market conditions are favorable, Realty Company may expand its focus to the development of healthcare facilities.

  The Company believes that Realty Company will have a competitive advantage as a result of its ability to access a number of capital sources, including mortgaging properties, borrowing under the Realty Company Credit Facility or making offerings of Realty Company Common Stock, Realty Company Preferred Stock or, upon implementation of the UPREIT structure, units in the Realty Company Partnership. A potential seller may receive preferential tax treatment from the issuance of Realty Company Partnership units as consideration for the sale. In addition, Realty Company will have a management team, with experience in selecting, evaluating and acquiring healthcare facilities. Management's experience operating healthcare facilities will enable Realty Company to identify and evaluate potential acquisitions or development opportunities. In evaluating potential

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

investments, Realty Company will consider such factors as (i) the geographic area, type of property, and demographic profile; (ii) the location, construction quality, condition and design of the property; (iii) the current and anticipated cash flows and its ability to meet operational needs and lease obligations and to provide a competitive investment return to Realty Company's investors; (iv) the potential for capital appreciation of the property; (v) the growth, tax and regulatory environment of the community in which the property is located; (vi) occupancy and demand for similar healthcare facilities in the same or nearby communities; (vii) adequate mix of private, Medicare and Medicaid patients; (viii) potential alternative uses of the properties; and (ix) prospects for liquidity through financing or refinancing.

 OPERATING STRATEGY

  Realty Company is organized to invest in income-producing facilities, primarily in the healthcare industry. Realty Company intends to structure leases on a triple-net or similar basis under which the tenants bear the principal portion of the financial and operational responsibility for the properties, allowing base rent to be absolute net to Realty Company. As a result Realty Company will incur little, if any, operating or capital expenditures, relative to maintaining its facilities. In addition, Realty Company expects to incorporate step-ups and/or other rent escalation features into leases and mortgages.

  For the forseeable future, the vast majority of Realty Company's revenues will be derived from Operating Company. Realty Company expects to diversify its credit exposure by entering into leases with tenants other than Operating Company.

 CAPITALIZATION STRATEGY

  The Company believes that cash flows from operations and borrowings available under the Realty Company Credit Facility will be sufficient to finance Realty Company's capital needs for the next 12 months. In addition, Realty Company will have the flexibility to fund development and acquisition projects from a number of capital sources, including mortgaging properties, borrowing under the Realty Company Credit Facility or making offerings of Realty Company Common Stock, Realty Company Preferred Stock or, upon implementation of the UPREIT structure, units in the Realty Company Partnership, which may provide certain tax advantages for the seller of the property.

  In addition, Realty Company expects to make distributions to its stockholders on a quarterly basis beginning in the first quarter of 1999 following its election of REIT status on January 1, 1999. Realty Company's first distribution is expected to be equal to a payout ratio of approximately 80% of Funds From Operations. See "Distribution and Dividend Policy--Realty Company."

OPERATING COMPANY

  Operating Company believes that the demand for long-term care is increasing. Improved medical care and advances in medical technology continue to increase the survival rates for victims of disease and trauma. Many of these patients never fully recover and require long-term care. The incidence of chronic medical complications increases with age, particularly in connection with certain degenerative conditions. As the average age of the United States population increases, Operating Company believes that there will be an increase in the demand for long-term care at all levels of the continuum of care.

  At the same time, the healthcare system of the United States is experiencing a period of significant change. Factors affecting the healthcare system include cost containment, the expansion of managed care, improved medical technology, an increased focus on measurable clinical outcomes and a growing public awareness of healthcare spending by governmental agencies at Federal and state levels. Payors are increasingly requiring providers to move patients from high-acuity care environments to lower-acuity care settings as quickly as is medically appropriate.

  Operating Company will continue the Company's prior strategy of developing its full-service integrated network to meet the range of needs of patients requiring long-term care. Operating Company will continue to integrate and expand the operations of its long-term acute care hospitals and nursing centers and to develop

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

related healthcare services. Operating Company will provide a full range of clinical expertise, as well as advanced technologies for cost-efficiencies, to accommodate patients at all levels of long-term care. Key elements of Operating Company's strategy for providing full-service integrated networks for long-term care are set forth below:

 FOCUS ON LONG-TERM CARE CONTINUUM

  The factors which affect the selection of long-term care vary by community and include Operating Company's local competitive position as well as its relationships with local referral sources. Accordingly, Operating Company will focus its resources on developing integrated networks within each of the local markets it serves. The Company's history of strategic acquisitions and complementary business development initiatives has served to enhance the Company's position as a leader in local and regional markets, which position will be of substantial benefit to Operating Company. In addition, Operating Company will benefit from economies of scale through its strategic focus on the long-term care continuum.

  Operating Company intends to continue expanding its long-term care network and will evaluate each acquisition or new market opportunity based on (i) the need for placement of long-term patients or residents, (ii) existing provider referral patterns, (iii) the presence of competitors, (iv) payor mix and (v) the political and regulatory climate. From time to time, Operating Company may also sell all or a portion of its interest in a business or the operations of a facility where such disposition would be in the best interest of Operating Company.

 INCREASE PENETRATION OF SPECIALTY CARE AND ANCILLARY SERVICES

  Operating Company intends to continue to expand the specialty care programs and ancillary services provided in its nursing centers through its Vencare operations. These services generally produce higher revenues than do routine nursing care services and will serve to differentiate Operating Company's nursing centers from others in a given market. Operating Company will focus on the expansion of its subacute, medical and rehabilitation services, including physical, occupational and speech therapies, wound care, oncology treatment, brain injury care, stroke therapy and orthopedic therapy at its facilities.

  Vencare provides respiratory therapy and subacute care services pursuant to contracts with nursing centers and other healthcare facilities owned by third parties. The Vencare program also includes rehabilitation therapy services, pharmacy management services, mobile radiology services and hospice care. Vencare will enable Operating Company to provide its services to lower acuity patients in cost-efficient settings.

  During 1997, the Company initiated the sale of its Vencare full service ancillary services contracts to provide a full range of services to nursing centers not operated by the Company. Operating Company intends to continue to offer full-service contracts. Management believes that by bundling services through one provider, nursing centers can provide quality patient care more efficiently with the added benefit of centralizing their medical records. Under the new prospective payment system imposed by the Budget Act, ancillary services provided by nursing centers will be subject to fixed payments. In this new environment, Operating Company management believes that its full service ancillary services contracts will enhance the ability of nursing center operators to manage effectively the cost of providing quality patient care.

 FURTHER IMPLEMENT PATIENT INFORMATION SYSTEM

  VenTouch(TM) is a software application which allows nurses, physicians and other clinicians to access and manage clinical information utilized in the healthcare delivery process. Among the features of VenTouch(TM) are on-line access and update of an electronic patient chart, on-line trend analysis using electronic flowsheets and graphs, and remote access for authorized users. The system is designed to decrease administrative time, reduce paper and support the delivery of quality patient care. Prior to the acquisition of Transitional, the Company had installed VenTouch(TM)in all of its hospitals. Operating Company expects to install VenTouch(TM) in the 19 former Transitional hospitals during 1998. At December 31, 1997, 51 of the Company's nursing centers were utilizing the VenTouch(TM) information system. The Company expects to install VenTouch(TM) in 40 to 50 of its nursing centers during 1998. In addition, Operating Company intends to offer VenTouch(TM) in connection with the services offered by Vencare to nursing centers not operated by Operating Company.

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

                            GOVERNMENTAL REGULATION

HOSPITALS

 CERTIFICATES OF NEED AND STATE LICENSING

  CON regulations control the development and expansion of healthcare services and facilities in certain states. CON laws generally provide that approval must be obtained from the designated state health planning agency prior to the expansion of existing facilities, construction of new facilities, addition of beds, acquisition of major items of equipment or introduction of new services. The stated objective of the CON process is to promote quality healthcare at the lowest possible cost and avoid unnecessary duplication of services, equipment and facilities. Recently, some states (including Florida, Massachusetts and Tennessee) have amended their CON regulations to require CON approval prior to the conversion of a hospital from a general short-term facility to a general long-term facility. Of the 24 states in which the Company's hospitals were located as of December 31, 1997, Florida, Georgia, Illinois, Kentucky, Massachusetts, Michigan, Missouri, North Carolina, Tennessee, Virginia and Washington have CON programs. With one exception, the Company was not required to obtain a CON in connection with previous acquisitions due to the relatively low renovation costs and the absence of the need for additional licensed beds or changes in services. CONs may be required in connection with Realty Company's or Operating Company's future hospital and Operating Company's contract services expansion. There can be no assurance that either Realty Company or Operating Company will be able to obtain the CONs necessary for any or all future projects. If Realty Company or Operating Company are unable to obtain the requisite CONs, their respective growth and businesses could be adversely affected.

  State licensing of hospitals is a prerequisite to the operation of each hospital and to participation in government programs. Once a hospital becomes licensed and operational, it must continue to comply with Federal, state and local licensing requirements in addition to local building and life-safety codes. All of the Company's hospitals in operation have obtained the necessary licenses to conduct business and it is expected that, on or before the Distribution Date, all of Operating Company's hospitals in operation will have obtained the necessary licenses to conduct business.

 MEDICARE AND MEDICAID

  Medicare is a Federal program that provides certain hospital and medical insurance benefits to persons age 65 and over and certain disabled persons. Medicaid is a medical assistance program administered by each state pursuant to which hospital benefits are available to certain indigent patients. Within the Medicare and Medicaid statutory framework, there are substantial areas subject to administrative rulings, interpretations and discretion which may affect payments made under Medicare and Medicaid. A substantial portion of Operating Company's hospital revenues will be derived from patients covered by Medicare and Medicaid. See "Business of Operating Company After the Distribution--Hospital Operations--Sources of Hospital Revenues."

  In order to receive Medicare reimbursement, each hospital must meet the applicable conditions of participation set forth by the Department of Health and Human Services ("HHS") relating to the type of hospital, its equipment, personnel and standard of medical care, as well as comply with state and local laws and regulations. Operating Company will continue to use the management system developed by the Company to ensure compliance with the various standards and requirements. Each of Operating Company's hospitals will employ a person who is responsible for an on-going quality assessment and improvement program. Hospitals undergo periodic on-site Medicare certification surveys, which are generally limited if the hospital is accredited by JCAHO. As of December 31, 1997, all of the hospitals to be operated by Operating Company were certified as Medicare providers, and 53 of such hospitals were also certified by their respective state Medicaid programs. Applications are pending for certification with respect to the other hospitals to be operated by Operating Company. A loss of certification could adversely affect a hospital's ability to receive payments from Medicare and Medicaid programs.

  Prior to 1983, Medicare reimbursed hospitals for the reasonable direct and indirect cost of the services provided to beneficiaries. The Social Security Amendments of 1983 implemented PPS as a means of controlling healthcare costs. Under PPS, Medicare in-patient costs are reimbursed based upon a fixed payment amount per

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

discharge using diagnosis related groups ("DRGs"). The DRG payment under PPS is based upon the national average cost of treating a Medicare patient's condition. Although the average length of stay varies for each DRG, the average stay for all Medicare patients subject to PPS is approximately six days. An additional outlier payment is made for patients with unusually extended lengths of stay or higher treatment costs. Outlier payments are only designed to cover marginal costs. Additionally, it takes 60 days or more for PPS payments to be made. Thus, PPS creates an economic incentive for general short-term hospitals to discharge chronic Medicare patients as soon as clinically possible. Hospitals that are certified by Medicare as general long-term hospitals are excluded from PPS. Management believes that the incentive for short-term hospitals to discharge chronic medical patients as soon as clinically possible creates a substantial referral source for Operating Company's long-term hospitals.

  The Social Security Amendments of 1983 excluded psychiatric, rehabilitation, cancer, children's and general long-term hospitals from PPS. A general long-term hospital is defined as a hospital which has an average length of stay greater than 25 days. Inpatient operating costs for general long-term hospitals are reimbursed under the cost-based reimbursement system, subject to a computed target rate (the "Target") per discharge for inpatient operating costs established by TEFRA. As discussed below, the Budget Act makes significant changes to the current TEFRA provisions.

  Prior to the Budget Act, Medicare operating costs per discharge in excess of the Target were reimbursed at the rate of 50% of the excess up to 10% of the Target. Hospitals whose operating costs were lower than the Target were reimbursed their actual costs plus an incentive. This incentive is currently equal to 50% of the difference between their actual costs and the Target and may not exceed 5% of the Target. For cost report periods beginning on or after October 1, 1997, the Budget Act reduces the incentive payments to an amount equal to 15% of the difference between the actual costs and the Target, but not to exceed 2% of the Target. Costs in excess of the Target will still be reimbursed at the rate of 50% of the excess up to 10% of the Target but the threshold to qualify for such payments will be raised from 100% to 110% of the Target. The Budget Act also caps the Targets based on the 75th percentile for each category of hospitals using 1996 data.

  Prior to October 1, 1997, new hospitals could apply for an exemption from the TEFRA Target provisions. For hospitals certified prior to October 1, 1992, the exemption was optional and, if granted, lasted for three years. For certifications since October 1, 1992, the exemption is automatic and is effective for two years. Under the Budget Act, a new provider will no longer receive unlimited cost-based reimbursement for its first few years in operation. Instead, for the first two years, it will be paid the lower of its costs or 110% of the median TEFRA Target for 1996 adjusted for inflation. During this two year period, providers remain subject to the TEFRA penalty and incentive payments discussed in the previous paragraph.

  As of December 31, 1997, 50 of the hospitals to be operated by Operating Company were subject to TEFRA Target provisions. Operating Company's other long-term hospitals were not subject to TEFRA because they had qualified for the new hospital exemptions described above. During 1998, five more of Operating Company's hospitals will become subject to TEFRA Target provisions. The TEFRA Target limits have not had a material adverse effect on the Company's results of operations, and the Company does not expect that the TEFRA limits will have a material adverse effect on Operating Company's results of operation in 1998. The reductions in the TEFRA incentive payments, which are expected to be effective beginning on September 1, 1998 with respect to the Company's hospitals, will have an adverse impact on hospital revenues in the future.

  Medicare and Medicaid reimbursements were generally determined from annual cost reports filed by the Company which are subject to audit by the respective agency administering the programs. Management believes that adequate provisions for loss have been recorded for Operating Company to reflect any adjustments which could result from audits of these cost reports. Adjustments to the Company's cost reports have not had an adverse effect on the Company's hospital operating results.

  Federal regulations provide that admission to and utilization of hospitals by Medicare and Medicaid patients must be reviewed by peer review organizations ("PROs") in order to ensure efficient utilization of hospitals and services. A PRO may conduct such review either prospectively or retroactively and may, as appropriate, recommend denial of payments for services provided to a patient. Such review is subject to administrative and

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

judicial appeal. Each of Operating Company's hospitals will employ a clinical professional to administer the hospital's integrated quality assurance and improvement program, including its utilization review program. PRO denials have not had a material adverse effect on the Company's hospital operating results.

  Medicare and Medicaid Antikickback Amendments prohibit certain business practices and relationships that might affect the provision and cost of healthcare services reimbursable under Medicare and Medicaid. Sanctions for violating the Antikickback Amendments include criminal and civil penalties and exclusion from the Medicare and Medicaid programs. Pursuant to the Medicare and Medicaid Patient and Program Protection Act of 1987, HHS and the Office of the Inspector General ("OIG") specified certain Safe Harbors which describe conduct and business relationships permissible under the Antikickback Amendments. These Safe Harbor regulations may result in more aggressive enforcement of the Antikickback Amendments by HHS and the OIG.

  Section 1877 of the Social Security Act (commonly known as "Stark I") states that a physician who has a financial relationship with a clinical laboratory is generally prohibited from referring patients to that laboratory. The Omnibus Budget Reconciliation Act of 1993 contains provisions ("Stark II") amending Section 1877 to greatly expand the scope of Stark I. Effective January 1995, Stark II broadened the referral limitations of Stark I to include, among other designated health services, inpatient and outpatient hospital services. Under Stark I and Stark II (collectively referred to as the "Stark Provisions"), a "financial relationship" is defined as an ownership interest or a compensation arrangement. If such a financial relationship exists, the entity is generally prohibited from claiming payment for such services under the Medicare or Medicaid programs. Compensation arrangements are generally exempted from the Stark Provisions if, among other things, the compensation to be paid is set in advance, does not exceed fair market value and is not determined in a manner that takes into account the volume or value of any referrals or other business generated between the parties. These laws and regulations, however, are extremely complex and the industry has the benefit of little judicial or regulatory interpretation. Operating Company expects that business practices of providers and financial relationships between providers will be subject to increased scrutiny as healthcare reform efforts continue on the Federal and state levels.

  The Budget Act provides a number of new antifraud and abuse provisions. The Budget Act contains new civil monetary penalties for violations of the Antikickback Amendments and imposes an affirmative duty on providers to insure that they do not employ or contract with persons excluded from the Medicare program. The Budget Act also provides a minimum ten year period for exclusion from participation in Federal healthcare programs for persons convicted of a prior healthcare offense.

 JCAHO ACCREDITATION

  Hospitals receive accreditation from JCAHO, a nationwide commission which establishes standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of hospitals. Generally, hospitals and certain other healthcare facilities are required to have been in operation at least six months in order to be eligible for accreditation by JCAHO. After conducting on-site surveys, JCAHO awards accreditation for up to three years to hospitals found to be in substantial compliance with JCAHO standards. Accredited hospitals are periodically resurveyed, at the option of JCAHO, upon a major change in facilities or organization and after merger or consolidation. As of December 31, 1997, 58 of the hospitals to be operated by Operating Company were accredited by JCAHO. Operating Company intends to apply for JCAHO accreditation for its other hospitals within the next year. Operating Company intends to seek and obtain JCAHO accreditation for any additional facilities it may purchase or lease and convert into long-term hospitals. The Company does not believe that the failure to obtain JCAHO accreditation at any hospital would have a material adverse effect on Operating Company's results of operations.

 STATE REGULATORY ENVIRONMENT

  Operating Company will operate seven hospitals and a chronic unit in Florida, a state which regulates hospital rates. These operations will contribute a significant portion of Operating Company's revenues and operating income from its hospitals. Accordingly, Operating Company's hospital revenues and operating income

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

could be materially adversely affected by Florida rate setting laws or other cost containment efforts. Operating Company will also operate ten hospitals in Texas, nine hospitals in California, and five hospitals in Illinois which will contribute a significant portion of Operating Company's revenues and operating income from its hospitals. Although Texas, California and Illinois do not currently regulate hospital rates, the adoption of such legislation or other cost containment measures in these or other states could have a material adverse effect on Operating Company's hospital revenues and operating income. Moreover, the repeal of the Boren Amendment by the Budget Act eases the impediments on the states' ability to reduce their Medicaid reimbursement levels. The Company is unable to predict whether and in what form such legislation will be adopted. Certain other states in which Operating Company will operate hospitals require disclosure of specified financial information. In evaluating markets for expansion, Operating Company will consider the regulatory environment, including but not limited to, any mandated rate setting.

NURSING CENTERS

  Operating Company's nursing center business will be subject to various Federal and state regulations. In particular, the development and operation of nursing centers and the provision of healthcare services are subject to Federal, state and local laws relating to the adequacy of medical care, equipment, personnel, operating policies, fire prevention, rate-setting and compliance with building codes and environmental laws. Nursing centers are subject to periodic inspection by governmental and other authorities to assure continued compliance with various standards, their continued licensing under state law, certification under the Medicare and Medicaid programs and continued participation in the Veterans Administration program. The failure to obtain or renew any required regulatory approvals or licenses could adversely affect Operating Company's operations.

  Effective October 1, 1990, OBRA increased the enforcement powers of state and Federal certification agencies. Additional sanctions were authorized to correct noncompliance with regulatory requirements, including fines, temporary suspension of admission of new patients to nursing centers and, in extreme circumstances, decertification from participation in the Medicare or Medicaid programs.

  The nursing centers to be managed and operated by Operating Company are licensed either on an annual or bi-annual basis and certified annually for participation in Medicare and Medicaid programs through various regulatory agencies which determine compliance with Federal, state and local laws. These legal requirements relate to the quality of the nursing care provided, the qualifications of the administrative personnel and nursing staff, the adequacy of the physical plant and equipment and continuing compliance with the laws and regulations governing the operation of nursing centers. From time to time the nursing centers receive statements of deficiencies from regulatory agencies. In response, Operating Company will implement plans of correction with respect to these nursing centers to address the alleged deficiencies. The Company believes that its nursing centers are currently in material compliance with all applicable regulations or laws.

  In certain circumstances, Federal law mandates that conviction for certain abusive or fraudulent behavior with respect to one nursing center may subject other facilities under common control or ownership to disqualification for participation in Medicare and Medicaid programs. In addition, some state regulations provide that all nursing centers under common control or ownership within a state are subject to delicensure if any one or more of such facilities are delicensed.

  Revised Federal regulations under OBRA, which became effective in 1995, affect the survey process for nursing centers and the authority of state survey agencies and the Health Care Financing Administration ("HCFA") to impose sanctions on facilities based upon noncompliance with requirements. Available sanctions include imposition of civil monetary penalties, temporary suspension of payment for new admissions, appointment of a temporary manager, suspension of payment for eligible patients and suspension or decertification from participation in the Medicare and/or Medicaid programs. The Company is unable to project how these regulatory changes and their implementation will affect Operating Company.

  In addition to license requirements, many states have statutes that require a CON to be obtained prior to the construction of a new nursing center, the addition of new beds or services or the incurrence of certain capital expenditures. Certain states also require regulatory approval prior to certain changes in ownership of a nursing center. Certain states have eliminated their CON programs and other states are considering alternatives to their CON programs. To the extent that CONs or other similar approvals are required for expansion of Realty Company's or Operating Company's operations, either through facility acquisitions, expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals or possible delays and expenses associated with obtaining such approvals.

  Operating Company's operations are also subject to Federal and state laws which govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. Such laws include the Antikickback Amendments. These provisions prohibit, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. These operations also are subject to additional antifraud and abuse provisions contained in the Budget Act. In addition, some states restrict certain business relationships between physicians and pharmacies, and many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs as well as civil and criminal penalties. These laws vary from state to state.

  A substantial portion of Operating Company's nursing center revenues will be derived from patients covered by Medicare and Medicaid. See "Business of Operating Company After the Distribution--Nursing Center Operations--Sources of Nursing Center Revenues." The Budget Act requires the establishment of a prospective payment system for nursing centers for cost reporting periods beginning on or after July 1, 1998. During the first three years, the per diem rates for nursing centers will be based on a blend of facility-specific costs and Federal costs. Thereafter, the per diem rates will be based solely on Federal costs. The rates for such services have not been established or published. The prospective payment system also will cover ancillary services provided to nursing center patients under Operating Company's Vencare contract services business.

PHARMACIES

  Operating Company's pharmaceutical operations will be subject to regulation by the various states in which Operating Company will conduct its business as well as by the Federal government. Operating Company's pharmacies will be regulated under the Food, Drug and Cosmetic Act and the Prescription Drug Marketing Act, which are administered by the United States Food and Drug Administration. Under the Comprehensive Drug Abuse Prevention and Control Act of 1970, which is administered by the United States Drug Enforcement Administration ("DEA"), dispensers of controlled substances must register with the DEA, file reports of inventories and transactions and provide adequate security measures. Failure to comply with such requirements could result in civil or criminal penalties.

HEALTHCARE REFORM LEGISLATION

  In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that could effect major changes in the healthcare system. The Budget Act, enacted in August 1997, contains extensive changes to the Medicare and Medicaid programs intended to reduce the projected amount of increase in payments under those programs by $115 billion and $13 billion, respectively, over the next five years. Under the Budget Act, annual growth rates for Medicare will be reduced from over 10% to approximately 7.5% for the next five years based on specific program baseline projections from the last five years. Virtually all spending reductions will come from providers and changes in program components. The Budget Act will affect reimbursement systems for each of Operating Company's operating units.

  The Budget Act will reduce payments made to Operating Company's hospitals by reducing TEFRA incentive payments, allowable costs for capital expenditures and bad debts, and payments for services to patients

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

transferred from a PPS hospital. The reductions in allowable costs for capital expenditures became effective October 1, 1997. The reductions in the TEFRA incentive payments and allowable costs for bad debts are expected to be effective beginning on September 1, 1998 with respect to Operating Company's hospitals. The reductions for payments for services to patients transferred from a PPS hospital are expected to be effective October 1, 1998. The Budget Act also requires the establishment of a prospective payment system for nursing centers for cost reporting periods beginning on or after July 1, 1998. During the first three years, the per diem rates for nursing centers will be based on a blend of facility-specific costs and Federal costs. Thereafter, the per diem rates will be based solely on Federal costs. The rates for such services have not been established or published. The payments received under the new prospective payment system will cover all services for Medicare patients, including all ancillary services, such as respiratory therapy, physical therapy, occupational therapy, speech therapy and certain covered drugs. The Budget Act also requires an adjustment to the payment system for home health services for cost reporting periods beginning on or after October 1, 1997. The new system will adjust per visit limits and establish per beneficiary annual spending limits. A prospective payment system for home health services will be established by October 1, 1999.

  Operating Company management believes that the Budget Act will adversely impact its hospital business by reducing the payments previously described. Based on information currently available, management believes that the new prospective payment system will benefit nursing center operations because (i) management believes that the average acuity levels of its patients will exceed the national average (which should result in increased payments per patient day) and (ii) because Operating Company expects to benefit from its ability to reduce the cost of providing ancillary services to patients in its facilities. The new Medicare prospective payment rates and related patient acuity measures will be established by HCFA, and as of the date hereof Operating Company does not know what these amounts will be. Operating Company management believes that its anticipated growth in nursing center profitability would be reduced if Congress acts to delay the effective date of the prospective payment system. As the nursing center industry adapts to the cost containment measures inherent in the new prospective payment system, Operating Company management believes that the volume of ancillary services provided per patient day to nursing center patients could decline. In addition, as a result of these changes, many nursing centers may elect to provide ancillary services to their patients through internal staff and will no longer contract with outside parties for ancillary services. For these reasons and others, since the enactment of the Budget Act, sales of new contracts have declined and may continue to decline subject to Operating Company's success in implementing its Vencare comprehensive, full-service contracts sales strategy. The Operating Company will actively implement strategies and operational modifications to address changes in the Federal reimbursement system.

  In January 1998, HCFA issued rules changing Medicare reimbursement guidelines for therapy services which will be provided by Operating Company (including the rehabilitation contract therapy business acquired as part of the acquisition of TheraTx). Under the new rules, HCFA established salary equivalency limits for speech and occupational therapy services and revised existing limits for physical and respiratory therapy services. The limits are based on a blend of data from wage rates for hospitals and nursing centers, and include salary, fringe benefit and expense factors. Rates are defined by specific geographic market areas, based upon a modified version of the hospital wage index. The new limits are effective for services provided on or after April 1, 1998 and are expected to impact negatively Vencare operating results in 1998. Operating Company will continue to charge client nursing centers in accordance with the revised guidelines until such nursing centers transition to the new prospective payment system. Under the new prospective payment system, the reimbursement for these services provided to nursing center patients will be a component of the total reimbursement allowed per nursing center patient and the salary equivalency guidelines will no longer be applicable. Most of the Company's client nursing centers are expected to transition to the new prospective payment system on or before January 1, 1999.

  There also continues to be state legislative proposals that would impose more limitations on government and private payments to providers of healthcare services such as Operating Company. Many states have enacted or are considering enacting measures that are designed to reduce their Medicaid expenditures and to make certain changes to private healthcare insurance. Some states also are considering regulatory changes that include a moratorium on the designation of additional long-term care hospitals and changes in the Medicaid reimbursement system applicable to Operating Company's hospitals. There are also a number of legislative proposals including cost caps and the establishment of Medicaid prospective payment systems for nursing centers. Moreover, by repealing the Boren Amendment, the Budget Act eases existing impediments on the states' ability to reduce their Medicaid reimbursement levels.

  There can be no assurance that the Budget Act, new salary equivalency rates, future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have a material adverse effect on Operating Company's financial condition, results of operations and liquidity.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                            OF COMPANY COMMON STOCK

THE COMPANY

  The following table sets forth certain information with respect to the beneficial ownership of Company Common Stock, as of January 1, 1998, by (a) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Company Common Stock, (b) each person who is a director of the Company or a Company Named Executive Officer, and (c) all of the persons who are directors and executive officers of the Company, as a group.

           NAME OF INDIVIDUAL OR                   COMMON STOCK        PERCENT
              NUMBER IN GROUP                BENEFICIALLY OWNED(1),(2) OF CLASS
           ---------------------             ------------------------- --------
Michael R. Barr.............................           456,638(3)           *
Walter F. Beran.............................            14,127(4)           *
Ulysses L. Bridgeman, Jr....................             1,000(5)           *
Elaine L. Chao..............................             1,000(6)           *
Donna R. Ecton..............................            10,041(7)           *
Jill L. Force...............................            78,184(8)           *
Greg D. Hudson..............................           199,174(9)           *
Thomas T. Ladt..............................           149,182(10)          *
William H. Lomicka..........................            61,067              *
W. Bruce Lunsford...........................         2,080,167(11)        3.1%
W. Earl Reed, III...........................           345,649              *
R. Gene Smith...............................         1,525,914(12)        2.3%
All executive officers and directors as a
 group (15 persons).........................         5,020,782            7.5%
Brinson Partners, Inc., Brinson Holdings,
 Inc., SBC Holding (USA), Inc. and Swiss
 Bank Corporation...........................         5,919,603(13)        8.5%
Tenet Healthcare Corporation................         8,301,067(14)       12.3%

--------
 (*) Less than 1%
 (1) Beneficial ownership of shares, for purposes of this Proxy Statement, as determined in accordance with applicable Commission rules, includes shares as to which a person has or shares voting power and/or investment power. Beneficial ownership is given as of January 1, 1998, except as otherwise noted below.
 (2) Except as set forth in the accompanying footnotes, the named persons have sole voting power and sole investment power over the shares beneficially owned by them. The number of shares shown does not include the interest of certain persons in shares held by family members in their own right or in shares held for their benefit in the Company's 401(k) Plan. The numbers shown include the shares which may be acquired by them through the exercise of options, which are exercisable as of, or within 60 days after, January 1, 1998, under the Company's stock option plans as follows: Mr. Barr--102,893 shares; Mr. Beran--2,156 shares; Ms. Ecton-- 9,891 shares; Ms. Force--49,125 shares; Mr. Hudson--6,376 shares; Mr. Ladt--84,900 shares; Mr. Lomicka--29,580 shares; Mr. Lunsford--393,003 shares; Mr. Reed--84,500 shares; and Mr. Smith--4,969 shares. The number of shares shown does not include shares which may be issued to executive officers upon the satisfaction of performance goals. See "Management of the Company and Management of Realty Company and Operating Company After the Distribution--Realty Company--Executive Compensation and Other Information--Long-Term Incentive Awards."
 (3) Excludes 42,744 shares held in trust for his minor children and 3,250 shares held in trust for other family members.
 (4) Excludes 1,411 phantom stock units held under the Company's Non-Employee Directors Deferred Compensation Plan.
 (5) Excludes 394 phantom stock units held under the Company's Non-Employee Directors Deferred Compensation Plan.

 (6) Excludes 474 phantom stock units held under the Company's Non-Employee Directors Deferred Compensation Plan.
 (7) Excludes 1,514 phantom stock units held under the Company's Non-Employee Directors Deferred Compensation Plan.
 (8) Includes 1,400 shares held by Ms. Force's spouse as custodian for their children. Ms. Force shares voting and investment power with her spouse with regard to these shares.
 (9) Includes 176,921 shares with respect to which Mr. Hudson shares voting and investment power with his wife, 562 shares held by a trust of which Mr. Hudson is a co-trustee, 13,392 shares held by his gift trust, and 1,923 shares held by a trust for the benefit of Mr. Hudson and his siblings. Excludes 2,590 phantom stock units held under the Company's Non-Employee Directors Deferred Compensation Plan.
(10) Includes 7,029 shares held by his spouse as custodian for his children and 20,058 shares held by his spouse. With respect to these 27,087 shares, Mr. Ladt shares voting and investment power with his spouse. Also includes 3,887 shares held in his mother's estate of which Mr. Ladt is the executor.
(11) Includes 152,127 shares held by a private foundation with respect to which Mr. Lunsford has sole voting power and shared investment power. Excludes 16,365 shares held in trust for the benefit of his children.
(12) Includes 36,250 shares held by a private foundation with respect to which Mr. Smith shares voting and investment power and 140,625 shares held by a limited partnership with respect to which he has sole voting and investment power.
(13) Based on a Schedule 13G jointly filed by Brinson Partners, Inc. ("BPI"), Brinson Holdings, Inc. ("BHI"), SBC Holding (USA), Inc. ("SBC USA") and Swiss Bank Corporation ("SBC") dated February 11, 1998 filed with the Commission. According to the Schedule 13G, (a) BPI and BHI share voting and dispositive power with respect to 5,904,403 shares and (b) SBC USA and SBC share voting and dispositive power with respect to 5,919,603 shares. The address of BPI and BHI is 209 South LaSalle, Chicago, Illinois 60604-1295. The address of SBC USA is 222 Broadway, New York, New York 10038. The address of SBC is Aeschenplatz 6 CH-4002, Basel, Switzerland.
(14) The ownership given for Tenet is based on information contained in the
     Schedule 13G dated January 10, 1996, filed by Tenet and certain subsidiaries with the Commission. The address of Tenet and such subsidiaries is 3820 State Street, Santa Barbara, California 93105.

REALTY COMPANY

  The following table sets forth certain information with respect to the beneficial ownership of Company Common Stock, as of January 1, 1998, by (a) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Company Common Stock, (b) each person who is expected to be a director or executive officer of Realty Company immediately following the Distribution (see "Management of the Company and Management of Realty Company and Operating Company After the Distribution--Realty Company)," and (c) all of the persons expected to be directors and executive officers of Realty Company, as a group.

           NAME OF INDIVIDUAL OR                   COMMON STOCK        PERCENT
              NUMBER IN GROUP                BENEFICIALLY OWNED(1),(2) OF CLASS
           ---------------------             ------------------------- --------
Walter F. Beran.............................            14,127(3)           *
Ronald G. Geary.............................             1,000              *
Greg D. Hudson..............................           199,174(4)           *
Thomas T. Ladt..............................           149,182(5)           *
W. Bruce Lunsford...........................         2,080,167(6)         3.1%
T. Richard Riney............................             3,125              *
R. Gene Smith...............................         1,525,914(7)         2.3%
All executive officers and directors as a
 group (7 persons)..........................         3,972,689            5.9%
Brinson Partners, Inc., Brinson Holdings,
 Inc., SBC Holding (USA), Inc. and Swiss
 Bank Corporation...........................         5,919,603(8)         8.5%
Tenet Healthcare Corporation................         8,301,067(9)        12.3%

--------
 (*) Less than 1%
 (1) Beneficial ownership of shares, for purposes of this Proxy Statement, as determined in accordance with applicable Commission rules, includes shares as to which a person has or shares voting power and/or investment power. Beneficial ownership is given as of January 1, 1998, except as otherwise noted below.
 (2) Except as set forth in the accompanying footnotes, the named persons have sole voting power and sole investment power over the shares beneficially owned by them. The number of shares shown does not include the interest of certain persons in shares held by family members in their own right or in shares held for their benefit in the Company's 401(k) Plan. The numbers shown include the shares which may be acquired by them through the exercise of options, which are exercisable as of, or within 60 days after, January 1, 1998, under the Company's stock option plans as follows: Mr. Beran--2,156 shares; Mr. Hudson--6,376 shares; Mr. Ladt-- 84,900 shares; Mr. Lunsford--393,003 shares; Mr. Riney--3,125 shares; and Mr. Smith--4,969 shares. The number of shares shown does not include shares which may be issued to executive officers upon the satisfaction of performance goals. See "Management of the Company and Management of Realty Company and Operating Company After the Distribution--Realty Company--Executive Compensation and Other Information--Long-Term Incentive Awards."
 (3) Excludes 1,411 phantom stock units held under the Company's Non-Employee Directors Deferred Compensation Plan.
 (4) Includes 176,921 shares with respect to which Mr. Hudson shares voting and investment power with his wife, 562 shares held by a trust of which Mr. Hudson is a co-trustee, 13,392 shares held by his gift trust, and 1,923 shares held by a trust for the benefit of Mr. Hudson and his siblings. Excludes 2,590 phantom stock units held under the Company's Non-Employee Directors Deferred Compensation Plan.
 (5) Includes 7,029 shares held by his spouse as custodian for his children and 20,058 shares held by his spouse. With respect to these 27,087 shares, Mr. Ladt shares voting and investment power with his spouse. Also includes 3,887 shares held in his mother's estate of which Mr. Ladt is the executor.
 (6) Includes 152,127 shares held by a private foundation with respect to which Mr. Lunsford has sole voting power and shared investment power. Excludes 16,365 shares held in trust for the benefit of his children.
 (7) Includes 36,250 shares held by a private foundation with respect to which Mr. Smith shares voting and investment power and 140,625 shares held by a limited partnership with respect to which he has sole voting and investment power.

 (8) Based on a Schedule 13G jointly filed by BPI, BHI, SBC USA and SBC dated February 11, 1998 filed with the Commission. According to the Schedule 13G, (a) BPI and BHI share voting and dispositive power with respect to 5,904,403 shares and (b) SBC USA and SBC share voting and dispositive power with respect to 5,919,603 shares. The address of BPI and BHI is 209 South LaSalle, Chicago, Illinois 60604-1295. The address of SBC USA is 222 Broadway, New York, New York 10038. The address of SBC is Aeschenplatz 6 CH-4002, Basel, Switzerland.
 (9) The ownership given for Tenet is based on information contained in the
     Schedule 13G dated January 10, 1996, filed by Tenet and certain subsidiaries with the Commission. The address of Tenet and such subsidiaries is 3820 State Street, Santa Barbara, California 93105.

OPERATING COMPANY

  The following table sets forth certain information with respect to the beneficial ownership of Company Common Stock, as of January 1, 1998, by (a) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Company Common Stock, (b) each person who is expected to be a director or Operating Company Named Executive Officer immediately following the Distribution (see "Management of the Company and Management of Realty Company and Operating Company After the Distribution-- Operating Company") and (c) all of the persons expected to be directors and executive officers of Operating Company, as a group. In accordance with the Distribution Ratio, the persons listed below will receive one share of Operating Company Common Stock for each share of Company Common Stock held by them on the Distribution Date. In addition, as a result of the Distribution, the Company Options referenced in the footnotes below will be converted into a combination of Realty Company Options and Operating Company Options, in each case with the same overall value at the time of the Distribution as the existing award. See "Relationship Between Realty Company and Operating Company After the Distribution--Employee Benefits Agreement."

           NAME OF INDIVIDUAL OR                   COMMON STOCK        PERCENT
              NUMBER IN GROUP                BENEFICIALLY OWNED(1),(2) OF CLASS
           ---------------------             ------------------------- --------
Michael R. Barr.............................           456,638(3)           *
Ulysses L. Bridgeman, Jr....................             1,000(4)           *
Elaine L. Chao..............................             1,000(5)           *
Donna R. Ecton..............................            10,041(6)           *
Jill L. Force...............................            78,184(7)           *
James H. Gillenwater, Jr. ..................            62,546              *
William H. Lomicka..........................            61,067              *
W. Bruce Lunsford...........................         2,080,167(8)         3.1%
W. Earl Reed, III...........................           345,649              *
R. Gene Smith...............................         1,525,914(9)         2.3%
All executive officers and directors as a
 group (12 persons).........................         4,658,344            6.9%
Brinson Partners, Inc., Brinson Holdings,
 Inc., SBC Holding (USA), Inc. and Swiss
 Bank Corporation...........................         5,919,603(10)        8.5%
Tenet Healthcare Corporation................         8,301,067(11)       12.3%

--------
 (*) Less than 1%
 (1) Beneficial ownership of shares, for purposes of this Proxy Statement, as determined in accordance with applicable Commission rules, includes shares as to which a person has or shares voting power and/or investment power. Beneficial ownership is given as of January 1, 1998, except as otherwise noted below.
 (2) Except as set forth in the accompanying footnotes, the named persons have sole voting power and sole investment power over the shares beneficially owned by them. The number of shares shown does not include the interest of certain persons in shares held by family members in their own right or in shares held for their benefit in the Company's 401(k) Plan. The numbers shown include the shares which may be acquired by them through the exercise of options, which are exercisable as of, or within 60 days after, January 1, 1998, under the Company's stock option plans as follows: Mr. Barr--102,893 shares;

    Ms. Ecton--9,891 shares; Ms. Force--49,125 shares; Mr. Gillenwater--58,313 shares; Mr. Lomicka--29,580 shares; Mr. Lunsford--393,003 shares; Mr. Reed--84,500 shares; and Mr. Smith--4,969 shares. The number of shares shown does not include shares which may be issued to executive officers upon the satisfaction of performance goals. See "Management of the Company and Management of Realty Company and Operating Company After the Distribution--The Company--Executive Compensation and Other Information-- Long-Term Incentive Awards."
 (3) Excludes 42,744 shares held in trust for his minor children and 3,250 shares held in trust for other family members.
 (4) Excludes 394 phantom stock units held under the Company's Non-Employee Directors Deferred Compensation Plan.
 (5) Excludes 474 phantom stock units held under the Company's Non-Employee Directors Deferred Compensation Plan.
 (6) Excludes 1,514 phantom stock units held under the Company's Non-Employee Directors Deferred Compensation Plan.
 (7) Includes 1,400 shares held by Ms. Force's spouse as custodian for their children. Ms. Force shares voting and investment power with her spouse with regard to these shares.
 (8) Includes 152,127 shares held by a private foundation with respect to which Mr. Lunsford has sole voting power and shared investment power. Excludes 16,365 shares held in trust for the benefit of his children.
 (9) Includes 36,250 shares held by a private foundation with respect to which Mr. Smith shares voting and investment power and 140,625 shares held by a limited partnership with respect to which he has sole voting and investment power.
(10) Based on a Schedule 13G jointly filed by BPI, BHI, SBC USA and SBC dated February 11, 1998 filed with the Commission. According to the Schedule 13G, (a) BPI and BHI share voting and dispositive power with respect to 5,904,403 shares and (b) SBC USA and SBC share voting and dispositive power with respect to 5,919,603 shares. The address of BPI and BHI is 209 South LaSalle, Chicago, Illinois 60604-1295. The address of SBC USA is 222 Broadway, New York, New York 10038. The address of SBC is Aeschenplatz 6 CH-4002, Basel, Switzerland.
(11) The ownership given for Tenet is based on information contained in the
     Schedule 13G dated January 10, 1996, filed by Tenet and certain subsidiaries with the Commission. The address of Tenet and such subsidiaries is 3820 State Street, Santa Barbara, California 93105.

              MARKET INFORMATION CONCERNING COMPANY COMMON STOCK

  The Company Common Stock is listed and traded on the NYSE under the ticker symbol of VC. As of the close of business on February 27, 1998, there were 67,468,848 shares of Company Common Stock outstanding and approximately 4,600 stockholders of record. The prices in the table below, for the calendar quarters indicated, represent the high and low sales prices for the Company Common Stock as reported on the NYSE Composite Tape. No cash dividends were paid on Company Common Stock during such period.

                                                                   SALES PRICE
                                                                 OF COMMON STOCK
                                                                 ---------------
CALENDAR YEAR                                                     HIGH     LOW
-------------                                                    ------- -------
1996:
  First Quarter................................................. $39 7/8 $31 1/2
  Second Quarter................................................  35      28 1/8
  Third Quarter.................................................  34 1/2  25 1/2
  Fourth Quarter................................................  33 1/4  27 1/2
1997:
  First Quarter.................................................  40 3/8  29
  Second Quarter................................................  45 1/8  36 5/8
  Third Quarter.................................................  44 3/8  37 3/8
  Fourth Quarter................................................  43 5/16 23

                       FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of material Federal income tax considerations regarding the Reorganization Transactions and the Distribution is based upon current law, is for general information only and is not tax advice. The information set forth below, to the extent that it constitutes summaries of legal matters or legal conclusions, has been reviewed by Sullivan & Cromwell, counsel to the Company, and it is their opinion that such information is accurate in all material respects. The discussion below is based on existing Federal income tax law, which is subject to change, with possible retroactive effect. The discussion below does not address all aspects of taxation that may be relevant in the particular circumstances of each stockholder or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, except to the extent discussed) subject to special treatment under the federal income tax laws.

  As used herein, the term "U.S. Stockholder" means a holder of Company, Realty Company or Operating Company Common Stock that is for United States Federal income tax purposes (i) a resident or citizen of the United States,
(ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof,
(iii) an estate the income of which is subject to the United States Federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. As used herein, the term "Foreign Stockholder" means a holder of Company, Realty Company or Operating Company Common Stock that is not a U.S. Stockholder.

  STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR INDIVIDUAL TAX ADVISORS CONCERNING THE CONSEQUENCES OF THE DISTRIBUTION OF OPERATING COMPANY COMMON STOCK AND OWNERSHIP AND SALE OF REALTY COMPANY COMMON STOCK AND OPERATING COMPANY COMMON STOCK UNDER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, INCLUDING THE EFFECT OF POSSIBLE CHANGES IN TAX LAW.

THE DISTRIBUTION

 THE COMPANY

  The Reorganization Transactions and the Distribution will be a taxable transaction to the Company. The tax payable by the Company will be dependent upon the trading price of Operating Company Common Stock immediately following the Distribution and certain other factors. If the value of Operating Company Common Stock immediately following the Distribution is not greater than $11.50 per share, the Company expects that it will not be subject to a material amount of Federal tax as a result of the Reorganization Transactions and the Distribution.

 U.S. STOCKHOLDERS

  A U.S. Stockholder of the Company will include the fair market value of the shares of Operating Company Common Stock received pursuant to the Distribution in gross income as ordinary dividend income only to the extent of the U.S. Stockholder's share of the current or accumulated tax earnings and profits of the Company through the end of 1998. The exact amount of the Company's earnings and profits depends upon a variety of factors and cannot be determined until the end of 1998. Based on the Company's analysis of its earnings and profits and assuming that the value of the Operating Company Common Stock at the time of the Distribution is not greater than $11.50 per share, the Company expects that a U.S. Stockholder will not have more than $4.30 of dividend income per share of Company Common Stock. To the extent the value of Operating Company Common Stock on the Distribution Date exceeds the per share earnings and profits of the Company, a U.S. Stockholder will be required to reduce its basis in its shares of the Company Common Stock by such excess. A U.S. Stockholder whose basis in its shares of Company Common Stock is thereby reduced to zero will recognize capital gain in the amount of any remaining value of Distributed Shares received. A U.S. Stockholder's holding period in the Distributed Shares will begin on the day after the Distribution Date. See "--Ownership and Disposition of Distributed Shares." Realty Company expects to report to U.S. Stockholders the portion of the Distribution that should be treated as a dividend in January 1999.

  A U.S. Stockholder that is a corporation will, subject to generally applicable limitations, be entitled to a dividends received deduction in an amount equal to 70% of the amount of the Distribution received by it that is a dividend. If a dividend is deemed to be "extraordinary" under Section 1059 of the Code, a corporate stockholder may be required to reduce its basis in the stock by the nontaxed portion of the dividend.

 FOREIGN STOCKHOLDERS

  A Foreign Stockholder will be subject to a United States withholding tax equal to 30% of the gross amount to be received by it pursuant to the Distribution (including amounts that are not treated as dividends for United States Federal income tax purposes) unless the receipt of the Distributed Shares is effectively connected with the Foreign Stockholder's United States trade or business (in which case it would be required to submit an Internal Revenue Service Form 4224 to Realty Company) or the Foreign Stockholder is eligible for a lower rate under an applicable treaty (in which case it would be required to submit an Internal Revenue Service Form 1001 to Realty Company). In order to comply with this withholding requirement, Realty Company plans to sell Distributed Shares that would otherwise have been distributed to a Foreign Stockholder until the amount necessary to generate a sufficient amount of cash such that Realty Company can comply with its withholding obligation with respect to such Foreign Stockholder. If the cash received by Realty Company upon such a sale is in excess of the amount required to be remitted to the United States taxing authorities, such excess will be distributed to the Foreign Stockholder in the Distribution. A Foreign Stockholder who is subject to a withholding tax upon the Distribution may file a claim for refund to the extent of the withholding tax that has been imposed on a portion of the Distribution representing amounts in excess of current and accumulated earnings and profits of Realty Company.

TAXATION OF REALTY COMPANY

 GENERAL

  Realty Company will elect to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable Treasury Regulations (the "REIT Requirements"), which are the requirements for qualifying as a REIT, commencing with its taxable year beginning on January 1, 1999. Realty Company believes that, commencing with its taxable year beginning on January 1, 1999, it will be owned and organized, and will operate in such a manner, as to qualify for taxation as a REIT under the Code. Realty Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

  The REIT Requirements are technical and complex. The following discussion sets forth only the material aspects of those requirements. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

  Sullivan & Cromwell is expected to render an opinion that, commencing with Realty Company's taxable year beginning on January 1, 1999, Realty Company will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on certain assumptions relating to the organization and operation of Realty Company and is conditioned upon certain representations made by Realty Company as to certain matters, such as the organization and expected manner of operation of Realty Company. In addition, this opinion is based upon assumptions and representations of Realty Company concerning its business and assets. Furthermore, this opinion is based upon the assumption that Tenant's direct or indirect ownership in Realty Company or Operating Company will be reduced to less than 10% prior to January 1, 1999. Moreover, Realty Company's qualification and taxation as a REIT depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the REIT Requirements discussed below, the results of which will not be reviewed by Sullivan & Cromwell on a continuing basis. Satisfaction of these tests both as an initial and ongoing matter is more complicated in the case of a REIT, such as Realty Company, which owns properties leased to an operating company with which it was historically related and has common stockholders, directors and officers. No assurance can be given that the actual results of Realty Company's operation for any one taxable year will satisfy such requirements. See "--Failure to Qualify."

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  If Realty Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to stockholders. Such treatment substantially eliminates the Federal "double taxation" on earnings (at the corporate and the stockholder levels) that generally results from investment in a corporation.

  Despite the REIT election, Realty Company may be subject to Federal income and excise tax as follows:

    First, Realty Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

    Second, under certain circumstances, Realty Company may be subject to the "alternative minimum tax" on certain of its tax preference items, if any.

    Third, if Realty Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

    Fourth, if Realty Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than sales of foreclosure property and sales that qualify for a statutory safe harbor), such income will be subject to a 100% tax.

    Fifth, if Realty Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Realty Company fails the 75% or 95% test.

    Sixth, if Realty Company should fail to distribute, or fail to be treated as having distributed, with respect to each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than capital gain income Realty Company elects to retain and pay tax on) and (iii) any undistributed taxable income from prior periods, Realty Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    Seventh, if Realty Company should receive rents from Operating Company deemed not to be fair market value rents or if Realty Company misvalues its assets, Realty Company may be liable for valuation penalties.

  Realty Company will own appreciated assets that it held before electing to be treated as a REIT. If such appreciated property is sold within the 10-year period following Realty Company's qualification as a REIT, Realty Company will generally be subject to regular corporate tax on that gain to the extent of the built-in gain in that property at the time Realty Company becomes a REIT. The total amount of gain on which Realty Company can be taxed is limited to its net built-in gain at the time it became a REIT, i.e., the excess of the aggregate fair market value of its assets at the time it became a REIT over the adjusted tax bases of those assets at that time. In certain circumstances, Realty Company may also be subject to tax on the disposition of any appreciated assets that it acquires from a taxable corporation in a transaction in which any gain on the transfer is not fully recognized. Realty Company may have a net operating loss carryover to its first year as a REIT. That carryover may be available to offset recognized net built-in gain. If so, Realty Company will only be able to offset 90% of that gain for alternative minimum tax purposes.

 ORGANIZATIONAL REQUIREMENTS

  The Code defines a REIT as a corporation, trust, or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for the REIT Requirements; (iv) that is not a bank, an insurance company or certain other specified types of financial institutions; (v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in

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value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include private foundations and certain pension trusts and other entities) at any time during the last half of each taxable year (the "5/50 Rule"); and (vii) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (vi), certain tax-exempt entities are generally treated as individuals, and the beneficiaries of a pension trust that qualifies under Section 401(a) of the Code and that holds shares of a REIT will be treated as holding shares of the REIT in proportion to their actuarial interests in the pension trust. See "--Taxation of United States Stockholders of Realty Company--Treatment of Tax-Exempt Stockholders." In addition, if a REIT fails to satisfy condition (vi) for any taxable year, the REIT will nonetheless be deemed to have satisfied the condition if it complied with Treasury regulations requiring the maintenance of records to ascertain ownership and did not know (and would not have known using reasonable diligence) that it was closely held for the year.

  The Company expects Realty Company will satisfy conditions (v) and (vi). In addition, Realty Company's Charter will provide for restrictions preventing any person from owning more than 9.0% of Realty Company Common Stock or 9.9% of any class of Realty Company Preferred Stock. In addition, Realty Company will request on an annual basis of certain stockholders, and those stockholders will be required to provide, information relating to the number of shares actually or constructively owned by the stockholder. Such transfer restrictions are described in "Description of Capital Stock--Realty Company-- Common Stock." Ownership for purposes of conditions (v) and (vi) is defined using certain constructive ownership rules. As a result, the acquisition of less than 9.0% of Realty Company Common Stock or 9.9% of any class of Realty Company Preferred Stock by an individual or entity may cause that individual or entity to constructively own more than 9.0% or 9.9% of such stock, as the case may be thereby triggering the transfer restrictions described above.

  In order to be treated as a REIT, a corporation may not have earnings and profits accumulated in periods before it elected REIT status. The Company believes that the Reorganization Transactions and the Distribution will cause it to recognize losses and deductions which will eliminate any of its earnings and profits accumulated in pre-REIT periods.

  In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the Realty Company for purposes of the REIT Requirements, including satisfying the gross income tests and the assets test.

 INCOME TESTS

  In order to maintain qualification as a REIT, Realty Company must annually satisfy two gross income requirements. First, at least 75% of Realty Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (such as interest on obligations secured by mortgages on real property, certain "rents from real property" or gain on the sale or exchange of such property and certain fees with respect to agreements to make or acquire mortgage loans), from certain types of temporary investments or certain other types of gross income. Second, at least 95% of Realty Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments as aforesaid and from dividends, interest, and gain from the sale or other disposition of stock or securities and certain other types of gross income (or from any combination of the foregoing).

  In order to qualify as a REIT, the income received by Realty Company pursuant to the Leases must constitute "rents from real property." The rents received by Realty Company pursuant to the Leases will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if

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

several conditions are met. First, the Leases must be respected as true leases for Federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties,
(ii) form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required to use its best efforts to perform its obligations under the agreement), and
(iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gains (e.g., appreciation) with respect to the property.

  Sullivan & Cromwell expects to render an opinion that the Leases will be treated as true leases for Federal income tax purposes. Such opinion is based, in part, on the following facts: (i) the Leases are styled as leases (e.g., Realty Company holds legal title to the Leased Properties and the Leases give Operating Company the right to possession of the Leased Properties) and Realty Company and Operating Company have represented that they intend their relationship to be that of a lessor and lessee, (ii) lessor will obtain possession of the Leased Properties for a significant period after the maturity of the Leases, (iii) Realty Company has represented that the Leased Properties will have significant residual value after the expiration of the terms of the Leases, even after there is taken into account all possible renewals, (iv) the Leased Properties do not constitute limited use property,
(v) the Leases do not provide Operating Company with the right to purchase the Leased Properties at a bargain price, (vi) Realty Company will be entitled to receive significant rental income under the Leases, and (vii) the rent to be paid under the Leases are fair market rents.

  Investors should be aware that there are no controlling Treasury Regulations, published rulings or judicial decisions involving leases with terms substantially the same as the Leases that discuss whether such leases constitute true leases for Federal income tax purposes. Therefore, the opinion of Sullivan & Cromwell with respect to the relationship between Realty Company and Operating Company will be based upon all of the facts and circumstances and upon rulings and judicial decisions involving situations that are considered to be analogous. Opinions of counsel are not binding upon the Service or any court, and there can be no complete assurance that the Service will not successfully assert a contrary position. If the Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that Realty Company receives from Operating Company would not be considered rent or would not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, Realty Company likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

  In addition to the above requirements, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," Realty Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom Realty Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by Realty Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." Realty Company does not and will not (i) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (ii) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom Realty Company derives no revenue.

  If the Lease payments do not represent fair market value rentals and the Service determines that Realty Company and Operating Company are under common control, the Service may reallocate income between Realty Company and Operating Company. The reallocation could cause Realty Company or Operating Company to be subject to valuation penalties. Realty Company believes that the Lease payments represent fair market rentals.


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

  Tenet will beneficially own, in the aggregate, 12.3% of Realty Company Common Stock and Operating Company Common Stock as a result of the Distribution (based on the information contained in the Schedule 13G dated January 10, 1996 filed by Tenet). Under applicable provisions of the Code, Realty Company will not be treated as a REIT unless it satisfies, among other things, requirements relating to the sources of its gross income. Rents received or accrued by Realty Company from Operating Company will not be treated as qualifying rent for purposes of these requirements if Realty Company is treated, either directly or under the applicable attribution rules, as owning 10% or more of Operating Company Common Stock. Realty Company will be treated as owning, under the applicable attribution rules, 10% or more of Operating Company Common Stock at any time that Tenet owns, directly or under the applicable attribution rules, (a) 10% or more of Realty Company Common Stock and (b) 10% or more of Operating Company Common Stock. Thus, in order for the rents received or accrued by Realty Company from Operating Company to be treated as qualifying rent for purposes of the REIT gross income requirements, Realty Company or Operating Company intends to reduce Tenet's ownership in Realty Company or Operating Company to under 10% prior to the Conversion Date. If, prior to December 31, 1998, Tenet does not directly or under the applicable attribution rules own less than 10% of the Common Stock of either Realty Company or Operating Company, Realty Company may fail to qualify as a REIT for the 1999 tax year and would be subject to tax on its taxable income at regular corporate rates. In addition, distributions to stockholders during such tax year would not be deductible by Realty Company and would not be required to be made.

 RELIEF PROVISIONS

  If Realty Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if certain relief provisions of the Code apply. These relief provisions will generally apply if Realty Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, Realty Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. Under certain circumstances, Realty Company may prefer not to have the relief provisions apply.

 ASSET TESTS

  At the close of each quarter of its taxable year, Realty Company must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Realty Company's total assets must be represented by real estate assets (including stock or debt instruments that do not otherwise qualify as real estate assets and that are not held for more than one year that were purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of Realty Company), cash, cash items, and government securities. Second, not more than 25% of Realty Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Realty Company may not exceed 5% of the value of Realty Company's total assets, and Realty Company may not own more than 10% of any one issuer's outstanding voting securities.

  After initially meeting the asset tests at the close of any quarter, Realty Company will not lose its status as a REIT if it fails to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. Realty Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such action within 30 days after the close of any quarter as may be required to cure any noncompliance but no assurance can be given that such asset tests will be met.

 ANNUAL DISTRIBUTION REQUIREMENTS

  In order to be treated as a REIT, Realty Company is required to distribute dividends (other than capital gains dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of Realty Company's "REIT taxable income" (computed without regard to the dividends paid deduction and Realty Company's net

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

capital gain) plus (ii) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate or in the following taxable year if declared before Realty Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that Realty Company does not distribute (or is not treated as having distributed) all of its net capital gain or distributes (or is treated as having distributed) at least 95%, but less than 100% of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. If a Realty Company so elects, the net capital gain retained by it will be treated as having been (i) distributed to its stockholders, (ii) taxed at the stockholder level and (iii) contributed to the Realty Company in amount equal to the gain less the tax. In such a case, stockholders will receive certain tax credits and basis adjustments reflecting the deemed distribution and deemed payment of taxes by stockholders. The Code also permits a stockholder to elect to be treated for tax purposes as having (i) received a distribution in the amount specified in the election and (ii) contributed the amount thereof to the capital of Realty Company. If Realty Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than capital gain income which Realty Company elects to retain and pay tax on), and (iii) any undistributed taxable income from prior periods, Realty Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Pursuant to recently enacted legislation, Realty Company may elect to retain rather than distribute its net long-term capital gains while treating the capital gain as if distributed. The effect of such an election is that (i) Realty Company is required to pay the tax on such gains, (ii) U.S. Stockholders, while required to include their proportionate share of the undistributed long-term capital gain in income, will receive a credit or refund for their share of the tax paid by Realty Company, and (iii) the basis of a U.S. Stockholder's stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of capital gains tax paid by Realty Company) included in the U.S. Stockholder's long-term capital gains. Realty Company intends to make timely distributions sufficient to satisfy the annual distribution requirement.

  "REIT taxable income" is the taxable income of a REIT, which generally is computed in the same fashion as the taxable income of any corporation, except that (i) certain deductions are not available, such as the deduction for dividends received, (ii) it may deduct dividends paid (or deemed paid) during the taxable year, (iii) net capital gains and losses are excluded, and (iv) certain other adjustments are made.

  It is possible that, from time to time, Realty Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in calculating the taxable income of Realty Company. In the event that such an insufficiency or such timing differences occur, in order to meet the 95% distribution requirement Realty Company may find it necessary to arrange for borrowings or to pay dividends in the form of taxable stock dividends if it is practicable to do so.

  Under certain circumstances, Realty Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in Realty Company's deduction for dividends paid for the earlier year. Thus, Realty Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Realty Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

 FAILURE TO QUALIFY

  If Realty Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, Realty Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Realty Company fails to qualify will not be deductible by Realty Company and they will not be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory

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

provisions, Realty Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, and will not be permitted to requalify unless it distributes any earnings and profits attributable to the period when it failed to qualify. In addition, it would be subject to tax on any built-in gains on property held during the period during which it did not qualify if it sold such property within 10 years of requalification, to the extent of its net built-in gain at the time of requalification. It is not possible to state whether in all circumstances Realty Company would be entitled to such statutory relief.

TAXATION OF U.S. STOCKHOLDERS OF REALTY COMPANY

 DISTRIBUTIONS GENERALLY

  As long as Realty Company qualifies as a REIT, distributions to a U.S. Stockholder up to the amount of Realty Company's current or accumulated earnings and profits (and not designated as capital gains dividends) will be taken into account as ordinary income and will not be eligible for the dividends-received deduction for corporations. Distributions that are designated by Realty Company as capital gain dividends will be treated as long-term capital gain (to the extent they do not exceed Realty Company's actual net capital gain) for the taxable year without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gains dividends as ordinary income, pursuant to Section 291(d) of the Code. Individuals are generally subject to differing rates of tax on various transactions giving rise to long-term capital gains or losses. In general, the long-term capital gains rate is
(i) 28% on capital gain from the sale or exchange of assets held for more than one year but not more than 18 months, (ii) 20% on capital gain from the sale or exchange of assets held for more than 18 months and (iii) 25% on capital gain from the sale or exchange of certain depreciable real estate eligible for the 20% rate up to the amount of depreciation deductions taken with respect to the real estate. Subject to certain limitations concerning the classification of Realty Company's long-term capital gains, Realty Company may designate a capital gain dividend as a 28% rate distribution, a 25% rate distribution or a 20% rate distribution. If Realty Company elects to retain capital gains rather than distribute them, a U.S. Stockholder will be deemed to receive a capital gain dividend equal to the amount of such retained capital gains. Such gains are subject to apportionment among the three rate groups set forth above. In such a case, a U.S. Stockholder will receive certain tax credits and basis adjustments reflecting the deemed distribution and deemed payment of taxes by the U.S. Stockholder. A distribution in excess of current or accumulated earnings and profits will first be treated as a tax-free return of capital, reducing the tax basis in the U.S. Stockholder's Realty Company Common Stock, and a distribution in excess of the U.S. Stockholder's tax basis in its Realty Company Common Stock will be a taxable gain realized from the sale of such shares. Dividends declared by Realty Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by Realty Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by Realty Company during January of the following calendar year. U.S. Stockholders may not claim the benefit of any tax losses of Realty Company on their own income tax returns.

  Realty Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by Realty Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "--Taxation of Realty Company--General" and "--Taxation of Realty Company--Annual Distribution Requirements" above. As a result, stockholders may be required to treat as taxable dividends certain distributions that would otherwise result in tax-free returns of capital. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of Realty Company's earnings and profits.

  Losses incurred on the sale or exchange of Realty Company Common Stock held for six months or less will be deemed a long-term capital loss to the extent of any capital gain dividends received by the selling stockholder with respect to such stock.


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

 TREATMENT OF TAX-EXEMPT STOCKHOLDERS

  Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated businesses taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has published a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on this ruling, amounts distributed by Realty Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of Realty Company Common Stock with debt, a portion of its income from Realty Company will constitute UBTI pursuant to the "debt financed property" rules. In addition, in certain circumstances, a pension trust that owns more than 10% of Realty Company's Common Stock is required to treat a percentage of the dividends from Realty Company as UBTI. This rule applies to a pension trust holding more than 10% of Realty Company's Common Stock only if (i) the percentage of income of Realty Company that is UBTI (determined as if Realty Company were a pension trust) is at least 5%, (ii) Realty Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows beneficiaries of the pension trust to be treated as holding shares of Realty Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of Realty Company's Common Stock or (B) a group of pension trusts individually holding more than 10% of the value of Realty Company's Common Stock collectively owns more than 50% of the value of Realty Company's Common Stock.

TAXATION OF FOREIGN STOCKHOLDERS OF REALTY COMPANY

  The rules governing United States income taxation of Foreign Stockholders of Realty Company are complex, and no attempt will be made herein to provide more than a summary of such rules. A Foreign Stockholder should consult with its own tax advisor to determine the effect of Federal, state, local and country of tax residence income tax laws on an investment in Realty Company, including any reporting requirements.

  In general, a Foreign Stockholder will be subject to regular United States income tax to the same extent as a U.S. Stockholder with respect to income or gain derived from its investment in Realty Company if under all facts and circumstances such income or gain is "effectively connected" with such stockholder's conduct of a trade or business in the United States. See "-- Taxation of U.S. Stockholders of Realty Company." In general, a Foreign Stockholder will not be considered engaged in a United States trade or business solely as a result of its ownership of Realty Company Common Stock. A corporate Foreign Stockholder that receives income that is effectively connected with a United States trade or business may also be subject to the branch profits tax under Section 884 of the Code, which is payable in addition to the regular United States corporate income tax. The following discussion will apply to a Foreign Stockholder whose income or gain derived from investment in Realty Company, is in light of the facts and circumstances, not so effectively connected.

  The Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") significantly affects the Federal income tax treatment of the sale or exchange of shares in REITs held by a Foreign Stockholder. Under FIRPTA, gain or loss realized on the sale or exchange of a "U.S. real property interest" ("USRPI") by a foreign taxpayer is treated by statute as effectively connected with a United States trade or business as a matter of law, without regard to the particular facts and circumstances. A distribution of cash to a Foreign Stockholder that is not attributable to gain from sales or exchanges by Realty Company of USRPIs and not designated by Realty Company as a capital gain dividend is not subject to FIRPTA but generally will be subject to the withholding of United States Federal income tax at a rate of 30%, unless (i) a lower treaty rate applies or (ii) the Foreign Stockholder files an IRS Form 4224 with the withholding agent certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such Foreign Stockholder. Recently, the United States has announced an objective of excluding REIT dividends from the withholding tax rate reductions contained in tax treaties and has announced that it will endeavor to renegotiate several recently negotiated treaties. A Foreign Stockholder who receives a distribution that has been subject to such withholding

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tax may file a claim for refund to the extent the withholding has been imposed on a portion of such distributions representing amounts in excess of current and accumulated earnings and profits.

  Under FIRPTA, distributions of proceeds attributable to gain from Realty Company's sale or exchange of a USRPI are subject to income tax at the normal capital gains rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). Also, these distributions may be subject to a 30% branch profits tax in the hands of a corporate Foreign Stockholder not entitled to a treaty exemption or reduced rate of tax. Treasury Regulations require the withholding of 35% of any distribution that could be designated by Realty Company as a capital gain dividend. This amount is creditable against the Foreign Stockholder's tax liability. It should be noted that the 35% withholding tax rate on capital gain dividends is higher than the maximum rate (which may be 20%, 25% or 28% on capital gains of individuals depending on all the facts and circumstances) on long-term capital gains of individuals. Capital gain dividends not attributable to gain on the sale or exchange of USRPIs are not subject to United States taxation if there is no requirement of withholding.

  If Realty Company is a "domestically-controlled REIT," a sale of Realty Company Common Stock by a Foreign Stockholder generally will not be subject to United States taxation. A domestically-controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly, under Code attribution rules, by Foreign Stockholders. It is currently anticipated that Realty Company will be a domestically-controlled REIT and, therefore, the sale of the Realty Company Common Stock will not be subject to taxation under FIRPTA. However, no assurance can be given that Realty Company will be a domestically-controlled REIT and, even if it is, that it will be able so to demonstrate.

  If Realty Company is not a domestically-controlled REIT, a sale of Realty Company Common Stock will be subject to tax under FIRPTA as a sale of a USRPI. Gain or loss from the sale is deemed effectively connected with a United States trade or business unless (i) Realty Company Common Stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market during the quarter in which the Realty Company Common Stock was sold and the selling stockholder holds, directly or indirectly, 5% or less of the Realty Company Common Stock during the five-year period ending on the date of disposition. The applicable Treasury Regulations that define "regularly traded" for this purpose may be interpreted to provide that a security will not be "regularly traded" for any calendar quarter during which 100 or fewer persons (treating related persons as one person) in the aggregate own 50% or more of such security or the quarterly trading volume is less than 7.5% of the average number of the issued and outstanding shares of such security (2.5% if there are 2,500 or more stockholders of record). In the event that the Realty Company Common Stock is not "regularly traded" and Realty Company did not at that time constitute a domestically-controlled REIT, a Foreign Stockholder (without regard to its ownership percentage of Realty Company Common Stock) must treat as effectively connected with a United States trade or business any gain or loss on any sale or other disposition of Realty Company Common Stock that occurs within a calendar quarter during which the Realty Company Common Stock was not "regularly traded" and the shares were a USRPI.

  If the gain on the sale of Realty Company Common Stock were subject to taxation under FIRPTA, the Foreign Stockholder would be subject to the same treatment as a U.S. Stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). Notwithstanding the foregoing, capital gain from sale of shares of a REIT not subject to FIRPTA will nonetheless be taxable to a Foreign Stockholder who is an individual (under rules generally applicable to U.S. Stockholders) if such person is in the United States for 183 days or more during the taxable year of disposition and certain other conditions apply. In any event, a purchaser of Realty Company Common Stock from a Foreign Stockholder will not be required under FIRPTA to withhold on the purchase price if the purchased Realty Company Common Stock is "regularly traded" on an established securities market or if Realty Company is a domestically-controlled REIT. Otherwise, under FIRPTA the purchaser of Realty Company Common Stock may be required to withhold 10% of the purchase price and remit such amount to the Service.

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  Shares of Realty Company owned by a Foreign Stockholder decedent are subject to United States Federal estate tax (which is imposed at rates up to 55%) unless an estate tax treaty binding upon the United States provides otherwise.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  Realty Company will report to its stockholders and the Service the amount of dividends paid or deemed paid during each calendar year, and the amount of tax withheld, if any, unless an exemption to reporting requirements applies.

 UNITED STATES STOCKHOLDERS

  Under certain circumstances, a U.S. Stockholder may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Realty Company Common Stock. Backup withholding will apply only if the holder (i) fails to furnish the person required to withhold with its Taxpayer Identification Number ("TIN") which, for an individual, would be his or her Social Security Number, (ii) furnishes an incorrect TIN, (iii) is notified by the Service that it has failed properly to report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the Service that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. A U.S. Stockholder should consult with a tax advisor regarding qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Stockholder will be allowed as a credit against such U.S. Stockholder's United States Federal income tax liability and may entitle such U.S. Stockholder to a refund, provided that the required information is furnished to the Service.

 FOREIGN STOCKHOLDERS

  Additional issues may arise pertaining to information reporting and backup withholding with respect to Foreign Stockholders, and a Foreign Stockholder should consult with a tax advisor with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to a Foreign Stockholder is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a Foreign Stockholder will be allowed as a credit against any United States Federal income tax liability of such Foreign Stockholder. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the Service.

OTHER TAX CONSEQUENCES

  Realty Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Realty Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Realty Company.

OWNERSHIP AND DISPOSITION OF DISTRIBUTED SHARES

 TAXATION OF DIVIDENDS AND STOCK DISTRIBUTIONS

  U.S. Stockholders generally will treat the gross amount of any cash dividends paid by Operating Company as dividend income for United States Federal income tax purposes to the extent of Operating Company's then current or accumulated tax earnings and profits. The amount of a distribution that exceeds Operating Company's current or accumulated tax earnings and profits will reduce a U.S. Stockholder's basis in its Distributed Shares to the extent of such basis, and any amount of a distribution in excess of such U.S. Stockholder's basis will be

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

capital gain to the U.S. Stockholder. Corporate holders of Distributed Shares will, subject to generally applicable limitations, be entitled to a 70% dividends received deduction with respect to amounts treated as dividends for United States Federal income tax purposes. Dividends paid to Foreign Stockholders will be subject to a 30% withholding tax. The rate of tax may be reduced by applicable treaties.

 SALE OR OTHER DISPOSITION

  The sale or other disposition (including, in some cases, redemption) of the Distributed Shares by a U.S. Stockholder generally will result in the recognition of capital gain or loss to the holder in an amount equal to the difference between the amount realized and the U.S. Stockholder's adjusted basis in the Distributed Shares. A U.S. Stockholder's adjusted basis in Distributed Shares generally will be the fair market value of such shares as of the Distribution Date, reduced (but not below zero) by the amount of any distributions received with respect to such shares that are not treated as dividends. If the U.S. Stockholder has held its Distributed Shares for more than one year, such capital gain or loss will be long-term capital gain or loss. Individual holders are subject to a 28% tax on long-term capital gains, but are subject to only a maximum 20% tax on such gain if they have held the Distributed Shares for more than 18 months. Corporate holders are generally subject to a 35% tax on all capital gain, regardless of the period they hold Distributed Shares. A U.S. Stockholder's holding period for Distributed Shares acquired in the Distribution will begin on the day after Distribution Date.

  Capital losses are generally deductible to the extent of capital gains. Non-corporate taxpayers may deduct the excess of capital losses over capital gains, whether long-term or short-term, in an amount up to $3,000 a year ($1,500 in the case of a married individual filing separately). Non-corporate taxpayers may carry forward unused capital losses indefinitely. Unused capital losses of a corporation may be carried back three years and carried forward five years.

  Distributed Shares owned by a Foreign Stockholder are subject to United States Federal estate tax (which is imposed at rates up to 55%) unless an estate tax treaty binding upon the United States provides otherwise.

 INFORMATION REPORTING AND BACKUP WITHHOLDING

  Dividend payments on the Distributed Shares will be subject to certain information, reporting and backup withholding requirements. See "-- Information, Reporting Requirements and Backup Withholding Tax."


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

                         DESCRIPTION OF CAPITAL STOCK

REALTY COMPANY

 GENERAL

  If approved by the stockholders as set forth in this Proxy Statement, and subject to certain conditions set forth herein, the Company will adopt the Charter Amendment Proposals which will (a) add certain transfer restrictions and related provisions with respect to the Company's capital stock desirable for Realty Company to protect its status as a REIT for Federal income tax purposes, (b) change the name of the Company to "Ventas, Inc.," and (c) increase the number of authorized shares of Company Preferred Stock from 1,000,000 shares to 10,000,000 shares.

  The authorized capital stock of the Company currently consists of 180,000,000 shares of Company Common Stock, par value $.25 per share, and 1,000,000 shares of Company Preferred Stock, of which 65,000 shares are designated Series A Preferred Stock ("Company Series A Preferred Stock") and 300,000 shares are designated Series A Participating Preferred Stock ("Company Series A Participating Preferred Stock"). Each share of Company Common Stock trades with an associated Company Right. See "--Description of Company Rights." As of February 27, 1998, there were 67,468,848 shares of Company Common Stock outstanding, with an additional 6,078,842 shares issued and held in treasury. In addition, as of February 27, 1998, an aggregate of 2,960,678 shares of Company Common Stock were reserved for issuance pursuant to various option plans. There are no shares of Company Preferred Stock outstanding.

 COMMON STOCK

  The holders of Company Common Stock (i.e., Realty Company Common Stock following the Distribution) are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and are entitled to receive ratably such dividends as may be declared by the Company Board out of funds legally available therefor. As a Delaware corporation, the Company is subject to statutory limitations on the declaration and payment of dividends. In the event of a liquidation, dissolution or winding up of the Company, holders of Company Common Stock have the right to a ratable portion of the assets remaining after payment of all liabilities and the aggregate liquidation preferences of any outstanding shares of Company Preferred Stock. The holders of Company Common Stock have no preemptive rights. All outstanding shares of Company Common Stock are fully paid and non-assessable. As of February 27, 1998, there were approximately 4,600 holders of record of Company Common Stock.

  The REIT Charter Amendment Proposal. The Ownership Limitation Provision provides that, subject to certain exceptions specified in the Company Charter, no person may own, or be deemed to own by virtue of the applicable attribution provision of the Code, more than the Ownership Limit. The Company Board may, but in no event will be required to, waive the Ownership Limit if it determines that such ownership will not jeopardize Realty Company's status as a REIT. As a condition of such waiver, the Company Board may require opinions of counsel satisfactory to it and undertakings or representations from the applicant with respect to preserving the REIT status of Realty Company. The Ownership Limitation Provision will not apply if the Company Board and the holders of at least 66 2/3% of the outstanding shares of capital stock entitled to vote on such matter determine that it is no longer in the best interest of Realty Company to attempt to qualify, or to continue to qualify, as a REIT.

  Any purported transfer of capital stock of Realty Company and/or any other event that would otherwise result in any person or entity violating the Ownership Limit will be void and of no force or effect as to that number of shares in excess of the Ownership Limit and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares. In addition, if any transfer of capital stock of Realty Company or any other event would cause Realty Company to become "closely held" under the Code or otherwise to fail to qualify as a REIT under the Code, then such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to

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

own any right or interest) in such excess shares. Also, if any purported transfer of capital stock of Realty Company or any other event would otherwise cause Realty Company to own, or be deemed to own by virtue of the applicable attribution provisions of the Code, 10% or more of the ownership interests in Operating Company or in any sublessee, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares.

  Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by Realty Company (the "Beneficiary"). The trustee of the trust who shall be designated by Realty Company and be unaffiliated with Realty Company and any Prohibited Owner, will be empowered to sell such excess shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares on the date of such event or the sales proceeds received by the trust for such excess shares. Furthermore, Realty Company will have the right to purchase the excess shares at the lesser of the price paid by the Prohibited Transferee for such excess shares and the market value of the excess shares at the date of its purchase by Realty Company and Realty Company may defer distributing the sale proceeds to the Prohibited Transferee for up to five years. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by Realty Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares.

  Any purported transfer of capital stock of Realty Company that would otherwise cause Realty Company to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.

  The text of the REIT Charter Amendment Proposal is set forth in Appendix B to this Proxy Statement. In the event that the REIT Charter Amendment Proposal is approved, the Company Board will adopt conforming amendments to the Company By-laws which will become effective upon effectiveness of the REIT Charter Amendment Proposal. See "The Charter Amendment Proposals--REIT Charter Amendment Proposal."

 PREFERRED STOCK

  The Company Board may, without further action by the stockholders of the Company, designate and issue preferred stock in one or more series and fix the rights and preferences thereof, including the voting rights, dividend rights and rates, redemption rights (including sinking fund provisions), conversion rights, liquidation rights, priority as to other series of preferred stock and any other powers, preferences, privileges and relative participating, optional or other special rights of the series and the qualifications, limitations or restrictions thereof.

  The rights of the holders of Company Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. Issuance of shares of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. If the Preferred Stock Charter Amendment Proposal is approved, the Company will have 10,000,000 shares of Company Preferred Stock authorized. See "The Charter Amendment Proposals--Preferred Stock Charter Amendment Proposal" and "--Description of Company Rights." The Company has no present plans to issue any shares of Company Preferred Stock.

 DESCRIPTION OF COMPANY RIGHTS

  On July 20, 1993, the Company Board declared a dividend of one Company Right (currently 0.667 of a Company Right as adjusted for the Company's three-for-two stock split effected October 25, 1994) for each

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

outstanding share of Company Common Stock. Each Company Right entitles the holder to purchase from the Company one one-hundredth of a share of Company Series A Participating Preferred Stock at a purchase price of $110, subject to future adjustment (currently and as so adjusted, the "Company Purchase Price"). The dividend was paid to holders of record as of August 1, 1993 (the "Company Record Date"). Company Rights are also issued with shares of Company Common Stock issued after the initial dividend distribution and before the occurrence of certain specified events (which have not occurred as of the date hereof). Until a Company Right is exercised, the holder thereof, as such, has no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  The terms and conditions of the Company Rights are set forth in a Rights Agreement dated as of July 20, 1993 (the "Company Rights Agreement"), between the Company and National City Bank of Cleveland, Ohio, as Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of August 11, 1995 (the "First Amendment"), and as to be amended by the Second Amendment to Rights Agreement, dated as of February 1, 1998 (the "Second Amendment"). The Company Rights Agreement has been filed with the Commission as an exhibit to the Company's Registration Statement on Form 8-A filed on July 21, 1993, the First Amendment has been filed with the Commission as an exhibit to the Company's Registration Statement on Form 8-A/A filed on August 11, 1995 and the Second Amendment has been filed with the Commission as an exhibit to the Company's Registration Statement on Form 8-A/A filed on February 2, 1998. The existence of the Company Rights may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The following summary description of the Company Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, the First Amendment and the Second Amendment.

  The Company Rights are currently attached to all Company Common Stock certificates representing outstanding shares, and no separate Company Rights certificates have been distributed. Until the earlier to occur of (i) the first date (the "Company Stock Acquisition Date") of a public announcement that, without the prior approval of the Company (which approval is prohibited under certain circumstances as described below), a person or group of affiliated or associated persons (a "Company Acquiring Person") has acquired, or obtained the right to acquire beneficial ownership of securities having 9.9% or more of the voting power of all outstanding voting securities of the Company or (ii) ten days (unless such date is extended by the Company Board) following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group of related persons becoming a Company Acquiring Person (the earlier of such dates being called the "Company Rights Distribution Date"), the Company Rights will continue to be evidenced by the Company Common Stock certificates. Until the Company Rights Distribution Date, the Company Rights will be transferred only with Company Common Stock certificates. New Company Common Stock certificates issued after the Company Record Date upon transfer or new issuance of the Company Common Stock contain a notation incorporating the Company Rights Agreement by reference. Until the Company Rights Distribution Date (or earlier redemption, exchange, or expiration of the Company Rights), the surrender for transfer of any certificates for Company Common Stock will also constitute the transfer of the Company Rights associated with the Company Common Stock represented by such certificate. As soon as practicable following the Company Rights Distribution Date, separate certificates evidencing the Company Rights ("Company Rights Certificates") will be mailed to holders of record of the Company Common Stock as of the close of business on the Company Rights Distribution Date, and the separate Company Rights Certificates alone will evidence the Company Rights.

  The Company Rights will not be exercisable until the Company Rights Distribution Date. The Company Rights will expire on the earliest of (i) the close of business on July 19, 2003; (ii) consummation of a merger transaction with a person or group who acquired Company Common Stock pursuant to a Company Permitted Offer (as defined in the Company Rights Agreement), and is offering in the merger the same form of consideration, and not less than the price per share, paid pursuant to the Company Permitted Offer; (iii) redemption by the Company as described below; or (iv) exchange by the Company as described below.

  The Company Purchase Price payable, and the number of shares of Company Series A Participating Preferred Stock or other securities issuable, upon exercise of the Company Rights will be subject to an adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Company Series A Participating Preferred Stock, (ii) upon the grant to holders of the Company Series A Participating Preferred Stock, certain convertible securities or securities having rights, privileges and preferences the same as, or more favorable than, the Company Series A Participating Preferred Stock at less than the current market price of the Company Series A Participating Preferred Stock or (iii) upon the distribution to holders of the Company Series A Participating Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends out of earnings or retained earnings), assets (other than a dividend payable in Company Series A Participating Preferred Stock) or of subscription rights or warrants (other than those referred to above).

  In the event that, after the first date of public announcement by the Company or a Company Acquiring Person that a Company Acquiring Person has become such, the Company is involved in a merger or other business combination transaction in which the Company Common Stock is exchanged or changed (other than a merger with a person or group who acquired Company Common Stock pursuant to a Company Permitted Offer and is offering in the merger not less than the price paid pursuant to the Company Permitted Offer and the same form of consideration paid in the Company Permitted Offer), or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Company Right (other than such Company Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Company Right, that number of shares of common stock of the acquiring company (or, in the event that there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Company Right (such right being called the "Flip-over Right").

  In the event that a Company Acquiring Person becomes such, proper provision shall be made so that each holder of a Company Right will for a 60 day period thereafter have the right to receive upon exercise that number of shares of Company Common Stock having a market value of two times the exercise price of the Company Right, to the extent available, and then (after all authorized and unreserved shares of Company Common Stock have been issued), a common stock equivalent (such as Company Series A Participating Preferred Stock or another equity security with at least the same economic value as the Company Common Stock) having a market value of two times the exercise price of the Company Right, with Company Common Stock to the extent available being issued first (such right being called the "Flip-in Right").

  The holder of a Company Right will continue to have the Flip-over Right whether or not such holder exercises the Flip-in Right. Upon a Company Acquiring Person becoming such (other than pursuant to a Permitted Offer), any Company Rights that are issued to or beneficially owned by such Company Acquiring Person or, under certain circumstances, transferees thereof, shall become null and void and thereafter may not be transferred to any person.

  With certain exceptions, no adjustments in the Company Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Company Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Company Common Stock on the last trading date prior to the date of exercise.

  At any time prior to the earlier to occur of (i) a person becoming a Company Acquiring Person or (ii) the expiration of the Company Rights, the Company may redeem the Company Rights in whole, but not in part, at a price of $.01 in cash per Company Right (the "Company Rights Redemption Price"), which redemption shall be effective upon the action of the Company Board in the exercise of its sole discretion. Additionally, the Company may, following the Company Stock Acquisition Date, redeem the then outstanding Company Rights in whole, but not in part, at the Company Rights Redemption Price, following an event giving rise to, and the expiration of the exercise period for, the Flip-in Right, provided that redemption is prior to an event giving rise to the Flip-over Right, either (i) in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Company Common Stock are treated alike but not involving (other than as a holder of Company Common Stock being treated like all other such holders) a Company Acquiring Person or (ii) if and for as long as the Company Acquiring Person is not thereafter the beneficial owner of 9.9% of the shares of Company Common Stock and, at the time of the redemption, no other persons are Company Acquiring Persons. Upon the effective date of the redemption of the Company Rights, the right to exercise the Company Rights will terminate and the only right of the holders of Company Rights will be to receive the Company Rights Redemption Price.

  The Company Board may, at its option, at any time after any person becomes a Company Acquiring Person, exchange all or part of the then outstanding and exercisable Company Rights for shares of Company Common Stock at an exchange ratio of one share of Company Common Stock per Company Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Company Rights Record Date. Notwithstanding the foregoing, the Company Board is not empowered to effect such exchange at any time after any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any such subsidiary, or any entity holding Company Common Stock for or pursuant to the terms of any such plan), together with all affiliates and associates of such person, becomes the beneficial owner of 50% or more of the Company Common Stock then outstanding. Immediately upon the action of the Company Board ordering the exchange of any Company Rights, and without any further action and without any notice, the right to exercise such Company Rights shall terminate and the only right thereafter of a holder of such Company Rights shall be to receive that number of shares of Company Common Stock equal to the number of such Company Rights held by such holder.

  Prior to a person becoming a Company Acquiring Person the Company Board may amend the Company Rights Agreement without approval of the holders of the Company Rights in order to cure any ambiguity, to correct or supplement any provision contained in the Company Rights Agreement, to make any other provisions with respect to the Company Rights that the Company may deem necessary or desirable or to lower the threshold at which a Company Acquiring Person becomes such to not less than the greater of (i) .001% plus the percentage amount then beneficially owned by any person (other than the Company and certain of its affiliates) and (ii) 10%. After the time a person becomes a Company Acquiring Person, the provisions of the Company Rights Agreement may only be amended by the Company Board to make changes that do not adversely affect the interests of holders of Company Rights.

  The Company Series A Participating Preferred Stock purchasable upon exercise of the Company Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Company Series A Participating Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each share of Company Common Stock, but in no event less than $1.00. In the event of liquidation, the holders of Company Series A Participating Preferred Stock will receive a preferred liquidation payment equal to $100 per share, plus an amount equal to accrued and unpaid dividends thereon to the date of such payment. Each share of Company Series A Participating Preferred Stock will have 100 votes, voting together with the shares of Company Common Stock as a single voting group. In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each share of Company Series A Participating Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Company Common Stock. The Company shall not be required to issue fractions of a share of Company Series A Participating Preferred Stock.

  Until a Company Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. The Company shall not be required to issue fractions of Company Rights.

 TRANSFER AGENT

  The transfer agent and registrar for Company Common Stock is National City Bank, Cleveland, Ohio.


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

OPERATING COMPANY

 GENERAL

  The authorized capital stock of Operating Company currently consists of 1,000 shares of Operating Company Common Stock, par value $.25 per share, of which 100 shares are issued and outstanding and are owned by the Company. Prior to the Distribution Date, the Operating Company Charter will be amended by the Operating Company Board and by the Company, as sole stockholder of Operating Company. Under the amended Operating Company Charter, which will be substantially in the form set forth as an exhibit to the Registration Statement, the total number of shares of all classes of stock that Operating Company will have authority to issue under the Operating Company Charter will be 160,000,000, of which 150,000,000 will be shares of Operating Company Common Stock and 10,000,000 will be shares of preferred stock, par value $1.00 per share (the "Operating Company Preferred Stock"). Based on the number of shares of Company Common Stock outstanding as of February 27, 1998, approximately 67,468,848 shares of Operating Company Common Stock, constituting approximately 45% of the authorized Operating Company Common Stock, will be issued to stockholders of the Company in the Distribution. In addition, an aggregate of approximately 6,600,000 shares of Operating Company Common Stock will be reserved for issuance pursuant to various option and warrant plans of Operating Company. All of the shares of Operating Company Common Stock issued in the Distribution will be validly issued, fully paid and nonassessable. In addition, Operating Company will issue $17.7 million of the Operating Company Series A Preferred Stock pursuant to the Ownership Program. See "Management of the Company and Management of Realty Company and Operating Company After the Distribution--Operating Company--Operating Company Incentive and Benefit Plans."

 COMMON STOCK

  The holders of Operating Company Common Stock will be entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and will be entitled to receive ratably such dividends as may be declared by the Operating Company Board out of funds legally available therefor. As a Delaware corporation, Operating Company will be subject to statutory limitations on the declaration and payment of dividends. In the event of a liquidation, dissolution or winding up of Operating Company, holders of Operating Company Common Stock will have the right to a ratable portion of assets remaining after payment of all liabilities and the aggregate liquidation preferences of any outstanding shares of Operating Company Preferred Stock. See "Risk Factors--No Payment of Dividends by Operating Company." The holders of Operating Company Common Stock will have no preemptive rights. All shares of Operating Company Common Stock issued in the Distribution will be fully paid and non-assessable.

 PREFERRED STOCK

  The Operating Company Board will be authorized to, without further action by the stockholders of Operating Company, designate and issue preferred stock in one or more series and fix the rights and preferences thereof, including the voting rights, dividend rights and rates, redemption rights (including sinking fund provisions), conversion rights, liquidation rights, priority as to other series of preferred stock and any other powers, preferences, privileges and relative participating, optional or other special rights of the series and the qualifications, limitations or restrictions thereof.

  The rights of the holders of Operating Company Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. Issuance of shares of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Operating Company. See "Certain Anti-takeover Effects of Certain Charter and By-laws Provisions and the Company Rights."

  See "Management of the Company and Management of Realty Company and Operating Company After the Distribution--Operating Company--Operating Company Incentive and Benefit Plans" for a description of the Operating Company Series A Preferred Stock to be issued pursuant to the Ownership Program.

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

 TRANSFER AGENT

  The transfer agent and registrar for Operating Company Common Stock will be National City Bank, Cleveland, Ohio.

                    CERTAIN ANTITAKEOVER EFFECTS OF CERTAIN
             CHARTER AND BY-LAWS PROVISIONS AND THE COMPANY RIGHTS

GENERAL

  Both the Company Charter (i.e., the Realty Company Charter after the Distribution), including the REIT Charter Amendment Proposal and the Preferred Stock Charter Amendment Proposal if approved, and the Operating Company Charter will contain provisions that will make more difficult the acquisition of control of the Company or Operating Company, respectively, by means of a tender offer, open market purchases, a proxy fight or otherwise that are not approved by their respective boards. The Company By-laws and the Operating Company By-laws will also contain provisions that could have an antitakeover effect.

  The purposes of such provisions of the Company Charter and the Company By-laws and the Operating Company Charter and the Operating Company By-laws are to discourage certain types of transactions, described below, which may involve an actual or threatened change of control of the Company or Operating Company and to encourage persons seeking to acquire control of the Company or Operating Company to negotiate the terms of any proposed business combination or offer with their respective boards. The provisions are designed to reduce the vulnerability of the Company or Operating Company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares or is otherwise unfair to stockholders of the Company or Operating Company, or an unsolicited proposal for the restructuring or sale of all or part of the Company or Operating Company. The Company believes that, as a general rule, such proposals would not be in the best interests of the Company, Operating Company and the stockholders of each. These provisions will help ensure that the Company Board or the Operating Company Board, if confronted by a surprise proposal from a third party which has acquired a block of stock, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes to be the best interests of the stockholders.

  There has been a marked increase in hostile takeover activity during the last three years. The Company believes that the provisions discussed herein may provide some measure of protection for stockholders against certain potentially coercive takeover tactics. Such takeover tactics include the accumulation of substantial stock positions in public companies by third parties as a prelude to proposing a hostile takeover, a restructuring or a sale of all or part of a company or another similar extraordinary corporate action. Such actions are often undertaken by a third party without advance notice to, or consultation with, the management or board of directors of a company. In many cases, the purchaser seeks representation on a company's board of directors in order to increase the likelihood that its proposal will be implemented by a company. If a company resists the efforts of the purchaser to obtain representation on the company's board, a purchaser may commence a proxy contest to have its nominees elected to the board of directors in place of certain directors or in place of the entire board of directors. In some cases, a purchaser may not truly be interested in taking over a company, but may use the threat of a proxy fight and/or a bid to take over a company as a means of forcing the company to repurchase its equity position at a substantial premium over market price.

  The Company believes that the imminent threat of removal of the Company's or Operating Company's management or board of directors in such situations would severely curtail the ability of management or the board of directors to negotiate effectively with such purchasers. Management or the board of directors would be deprived of the time and information necessary to evaluate the takeover proposal, to study alternative proposals and to help ensure that the best price is obtained in any transaction involving the Company or Operating Company which may ultimately be undertaken. If the real purpose of a takeover bid were to force the Company or Operating Company to repurchase an accumulated stock interest at a premium price, management or the board of directors would face the risk that, if it did not repurchase the purchaser's stock interest, the Company's or Operating Company's business and management would be disrupted, perhaps irreparably.

  These provisions, individually and collectively, will make difficult and may discourage a merger, tender offer or proxy fight, even if such transaction or occurrence may be favorable to the interests of the stockholders, and may delay or frustrate the assumption of control by a holder of a large block of Operating Company Common Stock or Company Common Stock and the removal of incumbent management, even if such removal might be beneficial to stockholders. Furthermore, these provisions may deter or could be used to frustrate a future takeover attempt which is not approved by the incumbent board of directors, but which the holders of a majority of the shares may deem to be in their best interests or in which stockholders may receive a substantial premium for their stock over prevailing market prices of such stock. By discouraging takeover attempts these provisions might have the incidental effect of inhibiting certain changes in management (some or all of the members of which might be replaced in the course of a change of control) and also the temporary fluctuations in the market price of the stock which often result from actual or rumored takeover attempts.

  Set forth below is a description of such provisions in the Charter Amendment Proposals and the Company By-laws, and the Operating Company Charter and the Operating Company By-laws. Such description is intended as a summary only and is qualified in its entirety by reference to "The Charter Amendment Proposals," the Company Charter, which is an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and the Company By-laws, which are an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the Operating Company Charter and the Operating Company By-laws, which will be filed as exhibits to the Registration Statement. Capitalized terms used and not defined herein are defined in the Company Charter or the Company By-laws and the Operating Company Charter or the Operating Company By-laws, as the case may be.

CLASSIFIED BOARD OF DIRECTORS

  The Operating Company Charter will provide for the Operating Company Board to be divided into three classes serving staggered terms so that directors' initial terms will expire either at the 1999, 2000 or 2001 Annual Meeting of Operating Company stockholders. Starting with the 1999 Annual Meeting of Operating Company stockholders, one class of directors would be elected each year for three-year terms. See "Management of the Company and Management of Realty Company and Operating Company After the Distribution--Operating Company--Directors of Operating Company."

  The classification of the Operating Company Board will have the effect of making it more difficult for its stockholders to change the composition of the Operating Company Board in a relatively short period of time. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Operating Company Board. Such a delay may help ensure that the Operating Company Board, if confronted by a stockholder's attempt to force a stock repurchase at a premium above market price, a proxy contest or an extraordinary corporate transaction, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes are the best interests of the stockholders. The Company also believes that a classified board of directors will help assure the continuity and stability of the Operating Company Board and Operating Company's business strategies and policies as determined by the Operating Company Board, because generally a majority of the directors at any given time will have had prior experience as directors of Operating Company.

  The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Operating Company even though such an attempt might be beneficial to Operating Company and its stockholders. The classified board provision could thus increase the likelihood that incumbent directors will retain their positions.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

  The Operating Company Charter will provide that the number of directors will be fixed from time to time by the Operating Company Board. Accordingly, the Operating Company Board could prevent any stockholder from obtaining majority representation on the Operating Company Board by enlarging such board of directors and filling the new directorships with its own nominees.

  Moreover, while the Company Charter currently permits removal of directors with or without cause by vote of the holders of a majority of the outstanding stock, the Operating Company Charter will provide that directors may be removed only for cause and only by the affirmative vote of holders of 66 2/3% of the voting power of all of the then-outstanding shares of Operating Company Common Stock voting together as a single class. This provision would preclude stockholders from removing incumbent directors without cause and filling the vacancies created by such removal with their own nominees.

LIMITATIONS ON STOCKHOLDER ACTION BY WRITTEN CONSENT; ANNUAL MEETINGS

  Under the Delaware Law, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken by the stockholders of a Delaware corporation may be taken without a meeting, without prior notice and without a stockholder vote if a written consent setting forth the action to be taken is signed by the holders of outstanding stock having the requisite number of shares that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted. The Company Charter currently provides that stockholders may take action by written consent if a consent in writing, setting forth the actions so taken, shall be signed by the holders of at least 80% of all the issued and outstanding shares of stock of the Company entitled to vote thereon. The Operating Company Charter will provide that stockholder action can be taken only at an annual or special meeting of stockholders, and will prohibit stockholder action by written consent in lieu of a meeting. The Company By-laws provide and the Operating Company By-laws will provide that special meetings of stockholders can be called only by the Chairman of the Board or pursuant to resolution of the respective board of directors. Stockholders are not permitted to call a special meeting or to require that the respective board of directors call a special meeting of stockholders.

  The provisions of the Company Charter and the Operating Company Charter restricting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Chairman of the Board or pursuant to a board resolution. These provisions would also prevent the holders of a majority of the voting power of Company Common Stock or Operating Company Common Stock, as the case may be, from using the written consent procedure to take stockholder action and, in the case of Operating Company, from taking action by consent without giving all the stockholders of Operating Company entitled to vote on a proposed action the opportunity to participate in determining such proposed action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Company Board or the Operating Company Board, as the case may be, by calling a special meeting of stockholders prior to the time the board believed such consideration to be appropriate.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER
PROPOSALS

  The Operating Company By-laws will establish an advance notice procedure with regard to the nomination, other than by or at the direction of the respective board of directors, of candidates for election as directors (the "Nomination Procedure") and, also with respect to the Company By-laws, with regard to certain matters to be brought before an annual meeting of stockholders (the "Business Procedure").

  Pursuant to the Operating Company By-laws, the Nomination Procedure provides that only persons who are nominated by, or at the direction of, the board of directors or by a stockholder of record who has given timely prior written notice to the Secretary of the Company or Operating Company, respectively, prior to the meeting at which directors are to be elected will be eligible for election as directors. The Business Procedure provides that at an annual meeting only such business can be conducted as has been brought before the meeting pursuant to the notice of the meeting, by, or at the direction of, the board of directors or by a stockholder of record who has given timely prior written notice to the Secretary of such stockholder's intention to bring such business before the meeting. To be timely, notice must generally be received by the Company or Operating Company, as applicable, not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting. For notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received not earlier than the 90th day before such meeting and not later than the later of (1) the 60th day prior to such meeting and (2) the tenth day after public announcement of the date of such meeting is first made.

  Under the Nomination Procedure, notice to Operating Company from a stockholder who proposes to nominate a person at a meeting for election as director must contain certain information about that person, including such person's consent to be nominated and such information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee, and certain information about the stockholder proposing to nominate that person or the beneficial owner, if any, on whose behalf the nomination is made. Under the Business Procedure, notice relating to the conduct of business must contain certain information about such business and about the stockholder who proposes to bring the business before the meeting including a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting such business at such meeting, the class and number of shares of stock beneficially owned by such stockholder, and by the beneficial owner, if any, on whose behalf the proposal is made, and any material interest of such stockholder, and such beneficial owner in the business so proposed. If the Chairman or other officer presiding at a meeting determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director, or if he or she determines that other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at such meeting.

  The purpose of the Nomination Procedure is, by requiring advance notice of nominations by stockholders, to afford the Operating Company Board a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Operating Company Board, to inform stockholders about such qualifications. The purpose of the Business Procedure is, by requiring advance notice of proposed business, to provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Operating Company Board or the Company Board to provide such board with a meaningful opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendation as to the board's position or belief as to action to be taken with respect to such business, so as to enable stockholders better to determine whether they desire to attend such meeting or grant a proxy to the board as to the disposition of any such business. Although the Operating Company By-laws will not give the Operating Company Board any power to approve or disapprove stockholder nominations for the election of directors or, also in the case of the Company By-laws, of any other business desired by a stockholder to be conducted at an annual meeting, the Operating Company By-laws may have the effect of precluding a nomination for the election of directors or, also in the case of the Company Bylaws, precluding the conducting of business at a particular annual meeting if the proper procedures are not followed, and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company or Operating Company, as the case may be, even if the conduct of such solicitation or such attempt might be beneficial to the Company or Operating Company and their stockholders.

PREFERRED STOCK

  The Company Charter authorizes and the Operating Company Charter will authorize the Company Board and the Operating Company Board, respectively, to establish series of preferred stock and to determine, with respect to any series of preferred stock, the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as are stated in the board resolutions providing for such series. The number of authorized shares of Company Preferred Stock is 1,000,000 (and, if the Preferred Stock Charter Amendment Proposal is approved, the number of authorized shares of Company Preferred Stock will be 10,000,000) and the number of authorized shares of Operating Company Preferred Stock is 10,000,000.

  The Company and Operating Company believe that the availability of such preferred stock will provide the Company and Operating Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. Having such authorized shares available for issuance will allow the Company and Operating Company to issue shares of preferred stock without the expense and delay of a special stockholder's meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Company and Operating Company securities may be listed. The Company Board and the Operating Company Board could issue a series of preferred stock that could, subject to certain limitations imposed by the securities laws and stock exchange rules, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, such series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction. The Company Board and the Operating Company Board will make any determination to issue such shares based on their judgment as to the best interests of either company and its then existing stockholders. The Company Board or the Operating Company Board, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The authorized and unissued preferred stock of each of the Company and Operating Company, as well as the authorized and unissued common stock of the Company and Operating Company, would be available, and the Company Charter and the Operating Company Charter explicitly authorize use of their capital stock, for the above purposes.

COMMON STOCK

  The Company Charter presently authorizes the issuance of 180,000,000 shares of Company Common Stock. Effective as of the Distribution, the Operating Company Charter will authorize the Operating Company Board to issue up to 150,000,000 shares of Operating Company Common Stock of which approximately
67.5 million are expected to be issued in the Distribution.

  The authorized but unissued shares of Company Common Stock will provide the Company, and the authorized but unissued Operating Company Common Stock will provide Operating Company, with the ability to meet future capital needs and to provide shares for possible acquisitions and stock dividends or stock splits. The Company Board and the Operating Company Board would each have the ability, in the event of a proposed merger, tender offer or other attempt to gain control of the company that was not approved by such board, to issue additional common stock that would dilute the stock ownership of the acquiror. Except as provided under the terms of the Company Rights Agreement, the Company does not currently contemplate any issuance of common stock that might be deemed to have an antitakeover purpose.

OWNERSHIP LIMITATION PROVISION

  The Ownership Limitation Provision contained in the Realty Company Charter Amendment Proposal and the Operating Company Charter provide that, subject to certain exceptions specified in each such Charter, no person may own, or be deemed to own by virtue of the applicable attribution provision of the Code, more than the Ownership Limit. Each of the Realty Company Board and Operating Company Board, as the case may be, may, but in no event will be required to, waive the Ownership Limit if such Board determines that such ownership will not jeopardize Realty Company's status as a REIT. As a condition of such waiver, each of the Realty Company Board and Operating Company Board may require opinions of counsel satisfactory to such Board and undertakings or representations from the applicant with respect to preserving the REIT status of Realty Company. In the case of Realty Company, the Ownership Limitation Provision will not apply if the Realty Company Board and the holders of at least 66 2/3% of the outstanding shares of capital stock entitled to vote on such matter determine that it is no longer in the best interest of Realty Company to attempt to qualify, or to continue to qualify, as a REIT.

  Any purported transfer of capital stock of Realty Company or Operating Company and/or any other event that would otherwise result in any person or entity violating the Ownership Limit will be void and of no force or effect as to that number of shares in excess of the Ownership Limit and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares. In addition, if any transfer of capital stock of Realty Company or any other event would cause Realty Company to become "closely held" under the Code or otherwise to fail to qualify as a REIT under the Code, then such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares. Also, if any purported transfer of capital stock of Realty Company or any other event would otherwise cause Realty Company to own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than the applicable ownership limit in Operating Company or in any sublessee, or if any purported transfer of capital stock of Operating Company or any other event caused Operating Company to own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than the applicable ownership limit in Realty Company, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares.

  Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by Realty Company or Operating Company, as the case may be (the "Beneficiary"). The trustee of the trust who shall be designated by Realty Company or Operating Company, as the case may be, and be unaffiliated with Realty Company and any Prohibited Owner, will be empowered to sell such excess shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares on the date of such event or the sales proceeds received by the trust for such excess shares. Furthermore, Realty Company will have the right to purchase the excess shares at the lesser of the price paid by the Prohibited Transferee for such excess shares and the market value of the excess shares at the date of its purchase by Realty Company and Realty Company may defer distributing the sale proceeds to the Prohibited Transferee for up to five years. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by Realty Company or Operating Company, as the case may be, with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares.

  Any purported transfer of capital stock of Realty Company that would otherwise cause Realty Company to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.

  The Ownership Limitation Provision may have the effect of precluding an acquisition of control of Realty Company or Operating Company without approval of the Realty Company Board or Operating Company Board, as the case may be. See "The Charter Amendment Proposals--REIT Charter Amendment Proposal."

AMENDMENT OF CERTAIN CHARTER PROVISIONS AND THE BY-LAWS

  The Company Charter may currently be amended by the affirmative vote of a majority of the outstanding shares of Company Common Stock, and the Company By-laws may currently be amended by the affirmative vote of 66 2/3% of the outstanding shares of Company Common Stock. The Operating Company Charter will contain provisions requiring the affirmative vote of the holders of at least two-thirds of the outstanding Operating Company Common Stock to amend the provisions of the Operating Company Charter pertaining to classification of the Operating Company Board, the number of directors and removal of directors. The Company By-laws require, and the Operating Company Charter and the Operating Company By-laws will also require, the vote of at least 66 2/3% of the outstanding Company Common Stock and the Operating Company Common Stock, respectively, for stockholders to adopt, amend or repeal any provision of the Company By-laws or the Operating Company By-laws, respectively. These provisions will make it more difficult for stockholders to make changes in the Company By-laws or the Operating Company Charter and the Operating Company By-laws, respectively, including changes designed to facilitate the exercise of control over the Company or Operating Company. In addition, the requirement for approval by at least a two-thirds stockholder vote will enable the holders of a minority of the Company's or Operating Company's capital stock to prevent holders of a less-than two thirds majority from amending the Company By-laws or the Operating Company Charter and the Operating Company By-laws, respectively.

PREFERRED SHARE PURCHASE RIGHTS

  The Company has entered into the Company Rights Agreement. The Company Rights will have certain antitakeover effects. The Company Rights will cause substantial dilution to a person or group that attempts to acquire the Company and thereby effect a change in the composition of the Company Board on terms not approved by the Company Board, including by means of a tender offer at a premium to the market price, other than an offer conditioned on a substantial number of Company Rights being acquired. The Company Rights should not interfere with any merger or business combination approved by the Company Board since the Company Rights may be redeemed by the Company at the applicable redemption price prior to the time that a person or group has become a Company Acquiring Person. See "Description of Capital Stock--Realty Company."

ANTI-TAKEOVER LEGISLATION

  Business Combinations (as defined herein) of either the Company or Operating Company would be subject to the applicable voting requirements, if any, specified under the Delaware Law, the Company Charter or the Operating Company Charter, as the case may be, and the rules of the NYSE or other applicable stock exchange. In general, under current provisions of the Delaware Law, most mergers and consolidations, the sale of substantially all of the assets and any reclassification of securities or plan for the dissolution of a corporation must be approved by the board of directors of the corporation and by the vote of the holders of a majority of the outstanding shares entitled to vote thereon. Under each of the Company Charter and the Operating Company Charter, the holder of each currently outstanding share of Company Common Stock and Operating Company Common Stock, respectively, is entitled to one vote per share on all such matters. Under the rules of the NYSE, acquisitions involving substantial security holders or the issuance of additional shares of common stock aggregating 20% or more of the outstanding shares of common stock require the approval of the holders of a majority of the shares voting thereon.

  In addition, Section 203 of the Delaware Law ("Section 203") prohibits certain "Business Combination" (as defined in Section 203) transactions between a publicly held Delaware corporation, such as the Company or Operating Company, and any Interested Stockholder (as defined herein) for a period of three years after the date the Interested Stockholder became an Interested Stockholder, unless (i) prior to the Interested Stockholder becoming an Interested Stockholder, either the proposed Business Combination or the proposed acquisition of stock which would make such Interested Stockholder an Interested Stockholder was approved by the company's board of directors, (ii) in the same transaction in which the Interested Stockholder becomes an Interested Stockholder, the Interested Stockholder acquires at least 85% of the voting stock of the company (excluding shares owned by directors who are also officers and certain shares held in employee stock plans), or (iii) the Interested Stockholder obtains the approval of a company's board of directors and the approval of the holders of at least two-thirds of the outstanding shares of a company's voting stock other than any shares of voting stock held by the Interested Stockholder.

  For purposes of Section 203, an "Interested Stockholder" is any person that
(i) beneficially owns 15% or more of the outstanding voting stock of the company or (ii) is an affiliate or associate of the company and at any time within the preceding three-year period was the beneficial owner of 15% or more of the outstanding voting stock of the company, together, in each case, with the affiliates and associates of such person.

  The Business Combination transactions to which Section 203 applies include:
(i) any merger or consolidation with an Interested Stockholder; (ii) any sale, lease, exchange, or other disposition to or with an Interested Stockholder (except proportionately as a stockholder of the company) of 10% or more of the company's assets; (iii) any issuance or transfer of stock to the Interested Stockholder except pursuant to the exercise of previously outstanding options or rights; (iv) any transaction involving the company that has the effect of increasing the Interested Stockholder's percentage ownership; and (v) any loan, guarantee, or other financial benefit provided by or through the company to the Interested Stockholder, except proportionately as a stockholder of such company.

  Section 203 should encourage persons interested in acquiring the Company or Operating Company to negotiate in advance with the relevant board of directors since the higher stockholder voting requirements imposed would not be invoked if such person, prior to acquiring 15% of the Company's or Operating Company's voting stock, as the case may be, obtains the approval of the relevant board of directors for such stock acquisition or for the proposed business combination transaction (unless such person acquires 85% or more of such voting stock in the transaction). As stated above, in the event of a proposed acquisition of the Company or Operating Company, the Company believes that the interests of the Company's or Operating Company's stockholders will best be served by a transaction that results from negotiations based upon careful consideration of the proposed terms, such as the price to be paid to minority stockholders, the form of consideration paid and tax effects of the transaction.

  In addition, Section 203 should tend to prevent certain of the potential inequities of business combinations which are part of a two-tier transaction. Any merger, consolidation or similar transaction following a partial tender offer not approved by a board of directors under Section 203 would have to be approved by the holders of at least two-thirds of the remaining shares of stock unless the acquiror obtains 85% or more of Company's voting stock in such partial tender offer. Section 203 should also tend to discourage the accumulation of large blocks of the Company's or Operating Company's stock by third parties which each of the respective boards of directors believes can be disruptive to the stability of each of the respective companies' important relationships with its employees, customers and major lenders, since the acquiror would run the risk of being required to wait three years in order to eliminate the remaining public stockholders of the Company or Operating Company if the two-thirds stockholder vote could not be obtained.

  Section 203 will not prevent a hostile takeover of the Company or Operating Company. It may, however, make more difficult or discourage a takeover of the Company or Operating Company or the acquisition of control of the Company or Operating Company by a principal stockholder and thus the removal of incumbent management. Some stockholders may find this disadvantageous in that they may not be afforded the opportunity to participate in takeovers which are not approved by the board of directors, but in which they might receive, for at least some of their shares, a substantial premium above the market price at the time of a tender offer or other acquisition transaction. Section 203 should not prevent or discourage transactions in which an acquiring person is willing to negotiate in good faith with the Company Board or the Operating Company Board, as the case may be, and is prepared to pay the same price to all stockholders of each class of the Company's or Operating Company's voting stock, respectively.

                       LIABILITY AND INDEMNIFICATION OF
                  OFFICERS AND DIRECTORS OF OPERATING COMPANY

LIMITATION OF LIABILITY OF OPERATING COMPANY DIRECTORS

  The Operating Company Charter will provide that a director of Operating Company will not be personally liable to Operating Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Operating Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

  While the Operating Company Charter will provide directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Operating Company Charter will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the Operating Company Charter described above apply to an officer of Operating Company only if he or she is a director of Operating Company and is acting in his or her capacity as director, and do not apply to officers of Operating Company who are not directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Operating Company Charter will provide that each person who is or was or has agreed to become a director or officer of Operating Company, or each such person who is or was serving or has agreed to serve at the request of Operating Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified by Operating Company, in accordance with the Operating Company By-laws, to the fullest extent permitted from time to time by the Delaware Law, as the same exists or may hereafter be amended or any other applicable laws as presently or hereafter in effect. Operating Company may be required to indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Operating Company Board or is a proceeding to enforce such person's claim to indemnification pursuant to the rights granted by the Operating Company Charter or otherwise by Operating Company. In addition, Operating Company may enter into one or more agreements with any person providing for indemnification greater than or different from that provided in the Operating Company Charter.

  The Operating Company By-laws will provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer or employee of Operating Company or any such person who is or was serving at the request of Operating Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, will be indemnified and held harmless by Operating Company to the fullest extent authorized by the Delaware Law as the same exists or may in the future be amended against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, except as described in the next paragraph with respect to Proceedings to enforce rights to indemnification, Operating Company will indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Operating Company Board.

  Pursuant to the Operating Company By-laws, if a claim is not paid in full by Operating Company within 30 days after a written claim has been received by Operating Company, the claimant may at any time thereafter bring suit against Operating Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will also be entitled to be paid the expense of prosecuting such claim. The Operating Company By-laws will provide that it will be a defense to any such action (other than an action brought to enforce a claim for expenses) incurred in defending any Proceeding in advance of its final disposition where the required makes it permissible under the Delaware Law for Operating Company to indemnify the claimant for the amount claimed, but the burden of providing such defense will be on Operating Company.

  The Operating Company By-laws will provide that the right to indemnification conferred therein is a contract right and includes the right to be paid by Operating Company the expenses incurred in defending any Proceeding in advance of its final disposition, subject to certain exceptions and conditions.

  The Operating Company By-laws will provide that the right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in the Operating Company By-laws will not be exclusive of any other right which any person may have or may in the future acquire under any statute, provision of the Operating Company Charter, the Operating Company By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10% of the Company Common Stock to file initial stock ownership reports and reports of changes in ownership with the Commission and the NYSE. Based on a review of these reports and on written representations from the reporting persons that no other reports were required, the Company believes that applicable Section 16(a) reporting requirements were complied with for all transactions which occurred in 1997.

                      SUBMISSION OF STOCKHOLDER PROPOSALS
                            FOR 1999 ANNUAL MEETING

  For inclusion in the Company's proxy statement and form of proxy, any proposals of stockholders intended to be presented at the 1999 Annual Meeting of Stockholders of the Company have to be received by the Company no later than November 27, 1998.

  Subject to completion of the Distribution, it is expected that the 1999 Annual Meeting of Stockholders of Operating Company will be held on May 13, 1999. For inclusion in Operating Company's proxy statement and form of proxy, any proposals of stockholders intended to be presented at the 1999 Annual Meeting of Stockholders of Operating Company must be received by Operating Company no later than January 13, 1999.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, 14th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a website (http:/www.sec.gov) that contains such reports, proxy statements and other information filed by the Company. Information filed by the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  Following the Distribution, Operating Company will be required to comply with the reporting requirements of the Exchange Act and, in accordance therewith, to file annual and quarterly reports, proxy statements and other information with the Commission. Additionally, Operating Company will be required to provide annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders. After the Distribution, such reports, proxy statements and other information will be available to be inspected and copied at the public reference facilities of the Commission or obtained by mail or over the internet from the Commission, as described above.

  THIS PROXY STATEMENT INCORPORATES BY REFERENCE DOCUMENTS NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO THE COMPANY, EXCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED HEREIN, ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO SECRETARY, VENCOR, INC. 3300 AEGON CENTER, 400 WEST MARKET STREET, LOUISVILLE, KENTUCKY 40202. TELEPHONE REQUESTS MAY BE DIRECTED TO JILL L. FORCE AT (502) 596-7300.

  The following documents filed with the Commission by the Company (File No. 1-10989) are incorporated herein by reference: (a) Annual Report on Form 10-K of the Company for the fiscal year ended December 31,

1997; (b) Current Report on Form 8-K filed on February 3, 1998; (c) the description of Company Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on January 22, 1992 and (d) the description of the Company Participating Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A and Form 8-A/As filed with the Commission on July 21, 1993, August 11, 1995 and February 2, 1998, respectively.

  All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement and prior to the date of the Annual Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and other documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                       AND FINANCIAL STATEMENT SCHEDULES

                                                                           PAGE
                                                                           ----
VENCOR, INC.:
Report of Independent Auditors............................................  F-2
Consolidated Financial Statements:
  Consolidated Statement of Operations for the years ended December 31,
   1997, 1996 and 1995....................................................  F-3
  Consolidated Balance Sheet, December 31, 1997 and 1996..................  F-4
  Consolidated Statement of Stockholders' Equity for the years ended De-
   cember 31, 1997, 1996 and 1995.........................................  F-5
  Consolidated Statement of Cash Flows for the years ended December 31,
   1997, 1996 and 1995....................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
  Quarterly Consolidated Financial Information (Unaudited)................ F-24
Financial Statement Schedules (a):
  Schedule II--Valuation and Qualifying Accounts for the years ended De-
   cember 31, 1997, 1996 and 1995......................................... F-25
TRANSITIONAL HOSPITALS CORPORATION:
Report of Independent Accountants......................................... F-26
Report of Independent Auditors............................................ F-27
Consolidated Financial Statements:
  Consolidated Balance Sheets, November 30, 1996 and 1995................. F-28
  Consolidated Statements of Operations for the years ended November 30,
   1996, 1995 and 1994.................................................... F-30
  Consolidated Statements of Stockholders' Equity for the years ended No-
   vember 30, 1996, 1995 and 1994......................................... F-31
  Consolidated Statements of Cash Flows for the years ended November 30,
   1996, 1995 and 1994.................................................... F-32
  Notes to Consolidated Financial Statements.............................. F-33
Financial Statement Schedules (a):
  Report of Independent Accountants on Financial Statement Schedule....... F-49
  Schedule II--Valuation and Qualifying Accounts for the years ended No-
   vember 30, 1996, 1995 and 1994......................................... F-50
Condensed Consolidated Financial Statements (Unaudited):
  Condensed Consolidated Statements of Operations for the six months ended
   May 31, 1997 and 1996.................................................. F-51
  Condensed Consolidated Balance Sheets, May 31, 1997 and November 30,
   1996................................................................... F-52
  Condensed Consolidated Statements of Cash Flows for the six months ended
   May 31, 1997 and 1996.................................................. F-53
  Notes to Condensed Consolidated Financial Statements.................... F-54

--------
(a) All other schedules have been omitted because the required information is not present or not present in material amounts.

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Vencor, Inc.

  We have audited the accompanying consolidated balance sheet of Vencor, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedule listed on page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vencor, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                       /s/ Ernst & Young LLP
Louisville, Kentucky
January 26, 1998

                                  VENCOR, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues................................... $3,116,004  $2,577,783  $2,323,956
                                            ----------  ----------  ----------
Salaries, wages and benefits...............  1,788,053   1,490,938   1,360,018
Supplies...................................    303,140     261,621     233,066
Rent.......................................     89,474      77,795      79,476
Other operating expenses...................    490,327     405,797     372,657
Depreciation and amortization..............    123,865      99,533      89,478
Interest expense...........................    102,736      45,922      60,918
Investment income..........................     (6,057)    (12,203)    (13,444)
Non-recurring transactions.................          -     125,200     109,423
                                            ----------  ----------  ----------
                                             2,891,538   2,494,603   2,291,592
                                            ----------  ----------  ----------
Income before income taxes.................    224,466      83,180      32,364
Provision for income taxes.................     89,338      35,175      24,001
                                            ----------  ----------  ----------
Income from operations.....................    135,128      48,005       8,363
Extraordinary loss on extinguishment of
 debt, net of income
 tax benefit of $2,634 in 1997 and $14,839
 in 1995...................................     (4,195)          -     (23,252)
                                            ----------  ----------  ----------
   Net income (loss).......................    130,933      48,005     (14,889)
Preferred stock dividend requirements and
 other items...............................          -           -      (5,280)
Gain on redemption of preferred stock......          -           -      10,176
                                            ----------  ----------  ----------
   Income (loss) available to common stock-
    holders................................ $  130,933  $   48,005  $   (9,993)
                                            ==========  ==========  ==========
Earnings (loss) per common share:
 Basic:
  Income from operations................... $     1.96  $     0.69  $     0.22
  Extraordinary loss on extinguishment of
   debt....................................      (0.06)          -       (0.38)
                                            ----------  ----------  ----------
   Net income (loss)....................... $     1.90  $     0.69  $    (0.16)
                                            ==========  ==========  ==========
 Diluted:
  Income from operations................... $     1.92  $     0.68  $     0.29
  Extraordinary loss on extinguishment of
   debt....................................      (0.06)          -       (0.32)
                                            ----------  ----------  ----------
   Net income (loss)....................... $     1.86  $     0.68  $    (0.03)
                                            ==========  ==========  ==========
Shares used in computing earnings (loss)
 per common share:
  Basic....................................     68,938      69,704      61,196
  Diluted..................................     70,359      70,702      71,967

                            See accompanying notes.

                                  VENCOR, INC.
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1997 AND 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            1997        1996
                                                         ----------  ----------
                        ASSETS
Current assets:
 Cash and cash equivalents.............................  $   82,473  $  112,466
 Accounts and notes receivable less allowance for loss
  of $63,551--1997
  and $23,915--1996....................................     619,068     420,758
 Inventories...........................................      27,605      24,939
 Income taxes..........................................      73,413      67,808
 Other.................................................      55,589      35,162
                                                         ----------  ----------
                                                            858,148     661,133
Property and equipment, at cost:
 Land..................................................     144,074     113,749
 Buildings.............................................   1,084,770     975,399
 Equipment.............................................     592,335     435,787
 Construction in progress (estimated cost to complete
  and equip after December 31, 1997--$119,000).........     174,851      84,835
                                                         ----------  ----------
                                                          1,996,030   1,609,770
 Accumulated depreciation..............................    (488,212)   (416,608)
                                                         ----------  ----------
                                                          1,507,818   1,193,162
Goodwill less accumulated amortization of $18,886--1997
 and $7,228--1996......................................     659,311      14,644
Investments in affiliates..............................     178,301      14,837
Other..................................................     131,161      85,080
                                                         ----------  ----------
                                                         $3,334,739  $1,968,856
                                                         ==========  ==========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable......................................  $  106,019  $  103,518
 Salaries, wages and other compensation................     163,642     111,366
 Other accrued liabilities.............................     115,933      71,434
 Long-term debt due within one year....................      27,468      54,692
                                                         ----------  ----------
                                                            413,062     341,010


Long-term debt.........................................   1,919,624     710,507
Deferred credits and other liabilities.................      94,653      84,053
Minority interests in equity of consolidated entities..       2,050      36,195
Contingencies
Stockholders' equity:
 Preferred stock, $1.00 par value; authorized 1,000
  shares; none issued and outstanding..................           -           -
 Common stock, $0.25 par value; authorized 180,000
  shares;
  issued 73,470 shares--1997 and 72,615 shares--1996...      18,368      18,154
 Capital in excess of par value........................     766,078     713,527
 Retained earnings.....................................     281,803     150,870
                                                         ----------  ----------
                                                          1,066,249     882,551
 Common treasury stock; 6,159 shares--1997 and 3,730
  shares--1996.........................................    (160,899)    (85,460)
                                                         ----------  ----------
                                                            905,350     797,091
                                                         ----------  ----------
                                                         $3,334,739  $1,968,856
                                                         ==========  ==========

                            See accompanying notes.

                                  VENCOR, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                      SHARES                   PAR VALUE
                          -------------------------------- -----------------  CAPITAL IN            COMMON
                          PREFERRED COMMON      COMMON     PREFERRED COMMON   EXCESS OF  RETAINED  TREASURY
                            STOCK   STOCK   TREASURY STOCK   STOCK    STOCK   PAR VALUE  EARNINGS    STOCK     TOTAL
                          --------- ------  -------------- --------- -------  ---------- --------  ---------  --------
Balances, December 31,
 1994...................      98    59,178      (2,174)       $15    $14,794   $472,661  $136,614  $ (27,630) $596,454
 Net loss...............                                                                  (14,889)             (14,889)
 Cash dividends on
  preferred stock
  ($67.98 per share) and
  provision for
  redemption value......                                                                   (2,380)              (2,380)
 In-kind dividend on
  preferred stock.......       3                                                  2,900    (2,900)                   -
 Issuance of common
  stock in connection
  with employee benefit
  plans.................               664        (150)                  166     24,111              (11,098)   13,179
 Issuance of common
  stock in connection
  with acquisitions.....                           439                           (3,227)               5,498     2,271
 Increase in value of
  common stock purchase
  warrants of acquired
  entities..............                                                          9,810    (9,810)                   -
 Public offering of
  common stock..........             2,200                               550     65,944                         66,494
 Conversion of long-term
  debt..................             7,260                             1,815    149,645                        151,460
 Issuance of common
  stock to grantor
  trust.................             3,927      (3,927)                  982     87,297              (88,279)        -
 Hillhaven Merger:
 Issuance of common
  stock and
  related income tax
  benefits..............             2,732                               683     51,561                         52,244
 Termination of grantor
  trust.................            (3,786)      3,786                  (946)   (87,146)              88,279       187
 Redemption of preferred
  stock.................    (101)                             (15)              (91,253)                       (91,268)
 Other..................               (17)          1                    (4)     2,074    (3,770)        12    (1,688)
                            ----    ------      ------        ---    -------   --------  --------  ---------  --------
Balances, December 31,
 1995...................       -    72,158      (2,025)         -     18,040    684,377   102,865    (33,218)  772,064
 Net income.............                                                                   48,005               48,005
 Increase in equity
  resulting from initial
  public offering of
  Atria Communities,
  Inc. common stock.....                                                         19,828                         19,828
 Issuance of common
  stock in connection
  with employee benefit
  plans.................               457         246                   114      9,223                3,083    12,420
 Repurchase of common
  stock.................                        (1,950)                                              (55,305)  (55,305)
 Other..................                            (1)                              99                  (20)       79
                            ----    ------      ------        ---    -------   --------  --------  ---------  --------
Balances, December 31,
 1996...................       -    72,615      (3,730)         -     18,154    713,527   150,870    (85,460)  797,091
 Net income.............                                                                  130,933              130,933
 Increase in equity
  resulting from
  secondary public
  offering of Atria
  Communities, Inc.
  common stock..........                                                         22,553                         22,553
 Issuance of common
  stock in connection
  with employee benefit
  plans.................               855         496                   214     29,336                6,212    35,762
 Repurchase of common
  stock.................                        (2,925)                                              (81,651)  (81,651)
 Other..................                                                            662                            662
                            ----    ------      ------        ---    -------   --------  --------  ---------  --------
Balances, December 31,
 1997...................       -    73,470      (6,159)       $ -    $18,368   $766,078  $281,803  $(160,899) $905,350
                            ====    ======      ======        ===    =======   ========  ========  =========  ========

                            See accompanying notes.

                                  VENCOR, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                 1997        1996      1995
                                              -----------  --------  ---------
Cash flows from operating activities:
 Net income (loss)........................... $   130,933  $ 48,005  $ (14,889)
 Adjustments to reconcile net income (loss)
  to net cash
  provided by operating activities:
  Depreciation and amortization..............     123,865    99,533     89,478
  Provision for doubtful accounts............      31,176    15,001      7,851
  Deferred income taxes......................      53,164   (34,814)   (23,570)
  Extraordinary loss on extinguishment of
   debt......................................       6,829         -     38,091
  Non-recurring transactions.................           -   121,789    102,166
  Other......................................      (9,737)   (9,316)     6,958
  Change in operating assets and liabilities:
   Accounts and notes receivable.............     (87,914)  (64,304)  (107,761)
   Inventories and other assets..............      (2,309)    1,284     (3,478)
   Accounts payable..........................     (14,177)    2,165     22,157
   Income taxes payable......................      22,850   (23,892)     5,356
   Other accrued liabilities.................      16,251    28,088     (8,722)
                                              -----------  --------  ---------
     Net cash provided by operating
      activities.............................     270,931   183,539    113,637
                                              -----------  --------  ---------
Cash flows from investing activities:
 Purchase of property and equipment..........    (281,672) (135,027)  (136,893)
 Acquisition of TheraTx, Incorporated........    (359,439)        -          -
 Acquisition of Transitional Hospitals
  Corporation................................    (615,620)        -          -
 Other acquisitions..........................     (36,630)  (26,236)   (59,343)
 Sale of assets..............................      75,988     9,147        899
 Collection of notes receivable..............       8,687    78,151      4,715
 Net change in investments...................      (4,513)     (445)   (12,779)
 Other.......................................     (20,461)   (6,576)    (8,241)
                                              -----------  --------  ---------
     Net cash used in investing activities...  (1,233,660)  (80,986)  (211,642)
                                              -----------  --------  ---------
Cash flows from financing activities:
 Net change in borrowings under revolving
  lines of credit............................     418,700    (1,500)   161,600
 Issuance of long-term debt..................     734,630    10,495    438,052
 Repayment of long-term debt.................    (130,516)  (31,586)  (474,896)
 Payment of deferred financing costs.........     (22,052)   (1,816)    (3,863)
 Public offering of common stock.............           -    52,247     66,494
 Other issuances of common stock.............      13,832     2,242      6,520
 Repurchase of common stock..................     (81,651)  (55,305)         -
 Redemption of preferred stock...............           -         -    (91,268)
 Payment of dividends........................           -         -     (2,779)
 Other.......................................        (207)      (46)    (5,691)
                                              -----------  --------  ---------
     Net cash provided by (used in) financing
      activities.............................     932,736   (25,269)    94,169
                                              -----------  --------  ---------
Change in cash and cash equivalents..........     (29,993)   77,284     (3,836)
Cash and cash equivalents at beginning of
 period......................................     112,466    35,182     39,018
                                              -----------  --------  ---------
Cash and cash equivalents at end of period... $    82,473  $112,466  $  35,182
                                              ===========  ========  =========
Supplemental information:
 Interest payments........................... $    76,864  $ 46,527  $  69,916
 Income tax payments.........................      16,042    55,303     42,218

                            See accompanying notes.

                                 VENCOR, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--ACCOUNTING POLICIES

 REPORTING ENTITY

  Vencor, Inc. (the "Company") operates an integrated network of healthcare services in 46 states primarily focused on the needs of the elderly. At December 31, 1997, the Company operated 60 long-term acute care hospitals (5,273 licensed beds), 309 nursing centers (40,383 licensed beds) and the Vencare contract services business ("Vencare") which primarily provides respiratory and rehabilitation therapies, medical services and pharmacy management services to approximately 2,900 healthcare facilities.

  On September 28, 1995, the Company consummated a merger with The Hillhaven Corporation ("Hillhaven") in a tax-free, stock-for-stock transaction (the "Hillhaven Merger"). See Note 2.

  Prior to its merger with the Company, Hillhaven consummated a merger with Nationwide Care, Inc. ("Nationwide") on June 30, 1995 in a tax-free, stock-for-stock transaction (the "Nationwide Merger"). See Note 3.

  In the third quarter of 1996, the Company completed an initial public offering related to its independent and assisted living business through the issuance of 5,750,000 common shares of Atria Communities, Inc. ("Atria") (the "Atria IPO"). See Note 4.

  On March 21, 1997, the Company completed the acquisition of TheraTx, Incorporated ("TheraTx"), a provider of rehabilitation and respiratory therapy management services and operator of nursing centers (the "TheraTx Merger"), pursuant to a cash tender offer. See Note 5.

  On June 24, 1997, the Company acquired substantially all of the outstanding common stock of Transitional Hospitals Corporation ("Transitional"), an operator of 19 long-term acute care hospitals, pursuant to a cash tender offer. The Company completed the merger of its wholly owned subsidiary with and into Transitional on August 26, 1997 (the "Transitional Merger"). See Note 6.

 BASIS OF PRESENTATION

  The consolidated financial statements include all subsidiaries. Significant intercompany transactions have been eliminated. Investments in affiliates in which the Company has a 50% or less interest are accounted for by the equity method.

  The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based upon the estimates and judgments of management. Actual amounts may differ from these estimates.

  The Hillhaven Merger and the Nationwide Merger have been accounted for by the pooling-of-interests method. Accordingly, the consolidated financial statements included herein give retroactive effect to these transactions and include the combined operations of the Company, Hillhaven and Nationwide for all periods presented.

  The TheraTx Merger and Transitional Merger have been accounted for by the purchase method, which requires that the accounts and operations of acquired entities be included with those of the Company since the acquisition of a controlling interest. Accordingly, the accompanying consolidated financial statements include the operations of TheraTx and Transitional since March 21, 1997 and June 24, 1997, respectively. The Company expects to finalize the purchase price allocations related to these transactions in 1998.

  For accounting purposes, the accounts of Atria continued to be consolidated with those of the Company and minority interests in the earnings and equity of Atria were recorded from the consummation date of the Atria IPO through June 30, 1997. In July 1997, Atria completed a secondary equity offering which reduced the Company's ownership percentage to less than 50%. Accordingly, the Company's investment in Atria beginning July 1, 1997 has been accounted for under the equity method.

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 1--ACCOUNTING POLICIES (CONTINUED)

 REVENUES

  Revenues are recorded based upon estimated amounts due from patients and third-party payors for healthcare services provided, including anticipated settlements under reimbursement agreements with Medicare, Medicaid and other third-party payors.

  A summary of revenues by payor type follows (dollars in thousands):

                                                1997        1996        1995
                                             ----------  ----------  ----------
Medicare.................................... $1,068,624  $  822,589  $  691,297
Medicaid....................................    841,598     821,828     776,278
Private and other...........................  1,271,693     972,906     865,820
                                             ----------  ----------  ----------
                                              3,181,915   2,617,323   2,333,395
Elimination.................................    (65,911)    (39,540)     (9,439)
                                             ----------  ----------  ----------
                                             $3,116,004  $2,577,783  $2,323,956
                                             ==========  ==========  ==========

 CASH AND CASH EQUIVALENTS

  Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. Carrying values of cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

 ACCOUNTS RECEIVABLE

  Accounts receivable consist primarily of amounts due from the Medicare and Medicaid programs, other government programs, managed care health plans, commercial insurance companies and individual patients. Amounts recorded include estimated provisions for loss related to uncollectible accounts and disputed items that have continuing significance, such as third-party reimbursements that continue to be claimed in current cost reports.

 INVENTORIES

  Inventories consist primarily of medical supplies and are stated at the lower of cost (first-in, first-out) or market.

 PROPERTY AND EQUIPMENT

  Depreciation expense, computed by the straight-line method, was $105.3 million in 1997, $91.6 million in 1996 and $79.7 million in 1995. Depreciation rates for buildings range generally from 20 to 45 years. Estimated useful lives of equipment vary from 5 to 15 years.

 GOODWILL

  Costs in excess of the fair value of identifiable net assets of acquired entities are amortized using the straight-line method principally over 40 years. Amortization expense for 1997, 1996 and 1995 totaled $11.4 million, $2.7 million and $2.0 million, respectively.

  The Company regularly reviews the carrying value of certain long-lived assets and the related identifiable intangible assets with respect to any events or circumstances that indicate impairment or that the amortization period may require adjustment. If such circumstances suggest the recorded amounts cannot be recovered, calculated based on estimated cash flows (undiscounted) over the remaining amortization period, the carrying value of such assets are reduced accordingly. At December 31, 1997, the Company does not believe that the carrying value or the amortization period of its long-lived assets and related identifiable intangibles requires such adjustments.

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 1--ACCOUNTING POLICIES (CONTINUED)

 PREOPENING COSTS

  Costs incurred prior to the opening of new facilities are deferred and amortized on a straight-line basis over a three year period. At December 31, 1997 and 1996, the Company's unamortized preopening costs (included in other assets) were $15.0 million and $1.5 million, respectively.

 PROFESSIONAL LIABILITY RISKS

  Provisions for loss for professional liability risks are based upon actuarially determined estimates. To the extent that subsequent claims information varies from management's estimates, earnings are charged or credited.

 DERIVATIVE INSTRUMENTS

  The Company is a party to interest rate swap agreements that eliminate the impact of changes in interest rates on certain outstanding floating rate debt. Each interest rate swap agreement is associated with all or a portion of the principal balance of a specific debt obligation. These agreements involve the exchange of amounts based on variable rates for amounts based on fixed interest rates over the life of the agreement, without an exchange of the notational amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt, and the related amount payable to or receivable from counterparties is included in accrued interest. The fair values of the swap agreements are not recognized in the financial statements. Gains and losses on terminations of interest rate swap agreements are deferred (included in other assets) and amortized as an adjustment to interest expense over the remaining term of the original contract life of the terminated swap agreement.

 EARNINGS PER COMMON SHARE

  In 1997, the Financial Accounting Standards Board (the "FASB") issued Statement No. 128, "Earnings Per Share" ("SFAS 128"), replacing the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. Earnings per share for all periods presented have been restated to conform to the requirements of SFAS 128. The impact of the restatement was not significant.

  The computation of diluted earnings per common share give retroactive effect to the Hillhaven Merger and the Nationwide Merger and is based upon the weighted average number of common shares outstanding and the dilutive effect of common stock equivalents consisting primarily of stock options. In addition, the 1995 computation also includes the dilutive effect of convertible debt securities.

  During 1995, all convertible debt securities were redeemed in exchange for cash or converted into the Company's common stock. Accordingly, the computation of diluted earnings per common share assumes that the equivalent number of common shares underlying such debt securities were outstanding during the entire year even though the result thereof is antidilutive.

  In connection with the Hillhaven Merger, the Company realized a gain in 1995 of approximately $10.2 million upon the cash redemption of Hillhaven preferred stock. Although the gain had no effect on net income, diluted earnings per common and common equivalent share were increased by $0.14.

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 1--ACCOUNTING POLICIES (CONTINUED)

 RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which will become effective on December 31, 1998 and requires interim disclosures beginning in 1999. SFAS 131 requires public companies to report certain information about operating segments, products and services, the geographic areas in which they operate, and major customers. The operating segments are to be based on the structure of the enterprise's internal organization whose operating results are regularly reviewed by senior management. Management has not yet determined the effect, if any, of SFAS 131 on the consolidated financial statements.

 RECLASSIFICATIONS

  Certain prior year amounts have been reclassified to conform with the 1997 presentation.

NOTE 2--HILLHAVEN MERGER

  On September 27, 1995, the stockholders of both the Company and Hillhaven approved the Hillhaven Merger, effective September 28, 1995. In connection with the Hillhaven Merger, the Company issued approximately 31,651,000 shares of common stock in exchange for all of the outstanding common stock of Hillhaven (an exchange ratio of 0.935 of a share of Company common stock for each share of Hillhaven common stock).

  The Hillhaven Merger has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements give retroactive effect to the Hillhaven Merger and include the combined operations of the Company and Hillhaven for all periods presented. The following is a summary of the 1995 results of operations of the separate entities prior to the Hillhaven Merger (dollars in thousands):

                                                 NON-
                                              RECURRING
                          VENCOR  HILLHAVEN  TRANSACTIONS ELIMINATION CONSOLIDATED
                         -------- ---------- ------------ ----------- ------------
Nine months ended Sep-
 tember 30, 1995
 (unaudited):
  Revenues.............. $411,233 $1,322,873   $(24,500)    $(3,775)   $1,705,831
  Income (loss) from
   operations...........   31,566     41,367    (93,561)          -       (20,628)
  Net income (loss).....   30,711     20,235    (93,561)          -       (42,615)

NOTE 3--NATIONWIDE MERGER

  Prior to its merger with the Company, Hillhaven completed the Nationwide Merger on June 30, 1995. In connection therewith, 4,675,000 shares of common stock (effected for the Hillhaven Merger exchange ratio) were issued in exchange for all of the outstanding shares of Nationwide.

  The Nationwide Merger has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements give retroactive effect to the Nationwide Merger and include the combined operations of Hillhaven and Nationwide for all periods presented. The following is a summary of the 1995 results of operations of the separate entities prior to the Nationwide Merger (dollars in thousands):

                                                         NON-
                                                      RECURRING
                                HILLHAVEN NATIONWIDE TRANSACTIONS CONSOLIDATED
                                --------- ---------- ------------ ------------
Six months ended June 30, 1995
 (unaudited):
 Revenues...................... $803,793   $66,800     $     -      $870,593
 Income from operations........   23,837     2,147      (3,686)       22,298
 Net income (loss).............   23,459      (266)     (3,686)       19,507

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 4--STOCK OFFERINGS OF ATRIA

  In the third quarter of 1996, the Company completed the Atria IPO, the proceeds from which aggregated approximately $52.2 million. In connection with the Atria IPO, the Company entered into various agreements with Atria relating to risk-sharing for prior year income tax issues, registration rights, administrative services and liabilities and indemnifications. In addition, the Company guaranteed up to $75 million of Atria's $200 million bank credit facility (the "Atria Bank Facility") at December 31, 1997 and lesser amounts each year thereafter through 2000. At December 31, 1997, there were no outstanding guaranteed borrowings under the Atria Bank Facility.

  In July 1997, Atria completed a secondary equity offering which reduced the Company's ownership percentage to less than 50%. Accordingly, the Company's investment in Atria beginning July 1, 1997 has been accounted for under the equity method. At December 31, 1997, the Company owned 10,000,000 shares, or approximately 43%, of Atria common stock.

  Gains on issuances of Atria common stock have been recorded as adjustments to common stockholders' equity and have not been credited to earnings.

NOTE 5--THERATX MERGER

  On March 21, 1997, the TheraTx Merger was consummated following a cash tender offer in which the Company paid $17.10 for each outstanding share of TheraTx common stock. A summary of the TheraTx Merger follows (dollars in thousands):

Fair value of assets acquired........................................ $ 633,793
Fair value of liabilities assumed....................................  (259,439)
                                                                      ---------
 Net assets acquired.................................................   374,354
Cash received from acquired entity...................................   (14,915)
                                                                      ---------
 Net cash paid....................................................... $ 359,439
                                                                      =========

  The purchase price paid in excess of the fair value of identifiable net assets acquired aggregated $307.6 million. In September and October 1997, the Company completed the sales of certain non-strategic assets acquired in connection with the TheraTx Merger. Proceeds from the transactions aggregated $54.6 million.

NOTE 6--TRANSITIONAL MERGER

  On June 24, 1997, the Company acquired approximately 95% of the outstanding shares of common stock of Transitional through a cash tender offer in which the Company paid $16.00 per common share. The Company completed the merger of its wholly owned subsidiary with and into Transitional on August 26, 1997. A summary of the Transitional Merger follows (dollars in thousands):

Fair value of assets acquired......................................... $713,336
Fair value of liabilities assumed.....................................  (44,842)
                                                                       --------
 Net assets acquired..................................................  668,494
Cash received from acquired entity....................................  (52,874)
                                                                       --------
 Net cash paid........................................................ $615,620
                                                                       ========

  The purchase price paid in excess of the fair value of identifiable net assets acquired aggregated $349.1 million.

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 7--BUSINESS COMBINATIONS OTHER THAN HILLHAVEN, NATIONWIDE, THERATX AND TRANSITIONAL

  The Company has acquired a number of healthcare facilities (including certain previously leased facilities) and other related businesses, substantially all of which have been accounted for by the purchase method. Accordingly, the aggregate purchase price of these transactions has been allocated to tangible and identifiable intangible assets acquired and liabilities assumed based upon their respective fair values. The consolidated financial statements include the operations of acquired entities since the respective acquisition dates. The pro forma effect of these acquisitions on the Company's results of operations prior to consummation was not significant.

  The following is a summary of acquisitions consummated during the last three years under the purchase method of accounting (dollars in thousands):

                                                      1997     1996      1995
                                                    --------  -------  --------
Fair value of assets acquired...................... $ 71,601  $26,621  $ 78,893
Fair value of liabilities assumed..................  (34,971)    (385)  (16,475)
                                                    --------  -------  --------
 Net assets acquired...............................   36,630   26,236    62,418
Cash received from acquired entities...............        -        -      (804)
Issuance of common stock...........................        -        -    (2,271)
                                                    --------  -------  --------
 Net cash paid for acquisitions.................... $ 36,630  $26,236  $ 59,343
                                                    ========  =======  ========

  The purchase price paid in excess of the fair value of identifiable net assets of acquired entities aggregated $5.7 million in 1997, $4.8 million in 1996 and $9.7 million in 1995.

NOTE 8--PRO FORMA INFORMATION (UNAUDITED)

  The pro forma effect of the TheraTx Merger and Transitional Merger assuming that the transactions occurred on January 1, 1996 follows (dollars in thousands, except per share amounts):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                          ---------------------
                                                             1997       1996
                                                          ---------- ----------
Revenues................................................. $3,364,274 $3,475,217
Income from operations...................................     98,446     14,001
Net income...............................................     94,251     12,867
Earnings per common share:
Basic:
 Income from operations.................................. $     1.43 $     0.20
 Net income..............................................       1.37       0.18
Diluted:
 Income from operations.................................. $     1.40 $     0.20
 Net income..............................................       1.34       0.18

  For both periods presented, pro forma financial data have been derived by combining the financial results of the Company and TheraTx (based upon year end reporting periods ending on December 31) and Transitional (based upon year end reporting periods ending on November 30).

  Pro forma income from operations for 1997 includes costs incurred by both TheraTx and Transitional in connection with the acquisitions which reduced net income by $29.7 million. Pro forma income from operations for 1996 includes a gain on the sale of Transitional's United Kingdom psychiatric hospitals aggregating $33 million and losses of $53 million related primarily to the sale of Transitional's United States psychiatric hospitals.

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 9--NON-RECURRING TRANSACTIONS

 1996

  In the fourth quarter of 1996, the Company recorded pretax charges aggregating $125.2 million primarily to complete the integration of Hillhaven. In November 1996, the Company executed a definitive agreement to sell 34 underperforming or non-strategic nursing centers in early 1997. A charge of $65.3 million was recorded in connection with the disposition. In addition, the Company's previously independent institutional pharmacy business, acquired as part of the Hillhaven Merger, was integrated into Vencare, resulting in a charge of $39.6 million related primarily to costs associated with employee severance and benefit costs (approximately 500 employees), facility close-down expenses and the writeoff of certain deferred costs for services to be discontinued. A provision for loss totaling $20.3 million related to the planned replacement of one hospital and three nursing centers was also recorded in the fourth quarter.

  During 1997, the Company sold 28 of the 34 non-strategic nursing centers planned for disposition. Proceeds from the transaction aggregated $11.2 million. In addition, one facility was sold and one was closed in January 1998, and two nursing centers are expected to be sold pending regulatory approvals. In February 1998, the Company was unable to receive the necessary licensure approval to sell two non-strategic nursing centers for which provisions for loss had been accrued in 1996. The Company intends to continue to operate these facilities. Accrued provisions for loss at December 31, 1997 were not significant. The reorganization of the institutional pharmacy business was substantially completed in 1997, which included the elimination of duplicative administrative functions and establishment of the pharmacy operations as an integrated part of the Company's hospital operations. The Company expects that construction activities related to the replacement of one hospital and three nursing centers will be completed in 1998 and 1999. Accrued provision for loss related to the facilities to be sold or replaced aggregated $22.2 million at December 31, 1997.

 1995

  In the third quarter of 1995, the Company recorded pretax charges aggregating $128.4 million primarily in connection with the consummation of the Hillhaven Merger. The charges included (i) $23.2 million of investment advisory and professional fees, (ii) $53.8 million of employee benefit plan and severance costs (approximately 500 employees), (iii) $26.9 million of losses associated with the planned disposition of certain nursing center properties and (iv) $24.5 million of charges to reflect the Company's change in estimates of accrued revenues recorded in connection with certain prior-year nursing center third-party reimbursement issues (recorded as a reduction of revenues). During 1996 and 1997, these activities were substantially completed.

  Pretax charges aggregating $5.5 million were recorded in the second quarter primarily in connection with the Nationwide Merger.

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 10--INVESTMENTS IN AFFILIATES

  Affiliated companies accounted for on the equity method include Atria (since July 1, 1997), Behavioral Healthcare Corporation ("BHC"), a non-public operator of psychiatric and behavioral centers, and various other healthcare related companies. The Company obtained a 44% voting equity interest in BHC (61% ownership interest) as part of the Transitional Merger. Summarized financial data reported by these affiliates and a summary of the amounts recorded in the Company's consolidated financial statements as of and for the year ended December 31, 1997 follow (for the six month period ended December 31, 1997 for Atria and BHC) (dollars in thousands):

                                               ATRIA     BHC    OTHER   TOTAL
                                              -------- ------- ------- --------
Financial position:
 Current assets.............................. $194,761 $74,526 $44,107 $313,394
 Current liabilities.........................   14,100  32,876  18,359   65,335
 Working capital.............................  180,661  41,650  25,748  248,059
 Noncurrent assets...........................  280,702 196,394  22,916  500,012
 Noncurrent liabilities......................  268,524 112,190  16,908  397,622
 Stockholders' equity........................  192,839 125,854  31,756  350,449
Results of operations:
 Revenues....................................   37,679 158,597  97,604  293,880
 Net income..................................    4,328     788   9,913   15,029
Amounts recorded by the Company:
 Investments in affiliates...................   85,886  73,046  19,369  178,301
 Equity in earnings..........................    1,870     407   5,904    8,181

  The fair value of the Company's investment in Atria approximated $171.3 million at December 31, 1997.

NOTE 11--INCOME TAXES

  Provision for income taxes consists of the following (dollars in thousands):

                                                        1997    1996     1995
                                                       ------- -------  -------
Current:
 Federal.............................................. $31,006 $59,470  $40,008
 State................................................   5,168  10,519    7,563
                                                       ------- -------  -------
                                                        36,174  69,989   47,571
Deferred..............................................  53,164 (34,814) (23,570)
                                                       ------- -------  -------
                                                       $89,338 $35,175  $24,001
                                                       ======= =======  =======

  Reconciliation of federal statutory rate to effective income tax rate follows:

                                                               1997  1996  1995
                                                               ----  ----  ----
Federal statutory rate........................................ 35.0% 35.0% 35.0%
State income taxes, net of federal income tax benefit.........  3.6   3.6   4.3
Merger and restructuring costs................................    -   3.5  34.6
Goodwill amortization.........................................  1.6     -     -
Other items, net.............................................. (0.4)  0.2   0.3
                                                               ----  ----  ----
Effective income tax rate..................................... 39.8% 42.3% 74.2%
                                                               ====  ====  ====

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 11--INCOME TAXES (CONTINUED)

  A summary of deferred income taxes by source included in the consolidated balance sheet at December 31 follows (dollars in thousands):

                                              1997                 1996
                                      -------------------- --------------------
                                       ASSETS  LIABILITIES  ASSETS  LIABILITIES
                                      -------- ----------- -------- -----------
Depreciation......................... $      -   $65,018   $      -   $47,256
Insurance............................   17,948         -     12,058         -
Doubtful accounts....................   37,689         -     37,989         -
Property.............................   23,428         -     34,767         -
Compensation.........................   16,154         -     17,030         -
Subsidiary net operating losses (ex-
 piring in 2017).....................   15,864         -          -         -
Other................................   26,236    27,170     33,120    19,990
                                      --------   -------   --------   -------
                                      $137,319   $92,188   $134,964   $67,246
                                      ========   =======   ========   =======

  Management believes that the deferred tax assets in the table above will ultimately be realized. Management's conclusion is based primarily on the existence of sufficient taxable income within the allowable carryback periods to realize the tax benefits of deductible temporary differences recorded at December 31, 1997.

  Deferred income taxes totaling $73.4 million and $62.4 million at December 31, 1997 and 1996, respectively, are included in other current assets. Noncurrent deferred income taxes, included in other long-term liabilities, totaled $28.3 million at December 31, 1997. Noncurrent deferred income taxes at December 31, 1996 totaling $5.3 million are included in other long-term assets.

NOTE 12--PROFESSIONAL LIABILITY RISKS

  The Company insures a substantial portion of its professional liability risks through a wholly owned insurance subsidiary. Provisions for such risks underwritten by the subsidiary were $10.7 million for 1997, and $10.4 million for 1996, and $11.1 million for 1995.

  Amounts funded for the payment of claims and expenses incident thereto, included principally in cash and cash equivalents and other assets, aggregated $26.4 million and $20.7 million at December 31, 1997 and 1996, respectively. Allowances for professional liability risks, included principally in deferred credits and other liabilities, were $26.3 million and $21.6 million at December 31, 1997 and 1996, respectively.

NOTE 13--LONG-TERM DEBT

 Capitalization

  A summary of long-term debt at December 31 follows (dollars in thousands):

                                                             1997       1996
                                                          ----------  --------
Senior collateralized debt, 5% to 10% (rates generally
 floating) payable in periodic
 installments through 2019............................... $   55,651  $119,634
Non-interest bearing residential mortgage bonds..........          -    33,917
Bank revolving credit agreement due 2002 (floating rates
 averaging 6.6%).........................................  1,129,300   333,100
Bank term loan (floating rates averaging 6.3%)...........          -   271,000
8 5/8% Senior Subordinated Notes due 2007................    750,000         -
Other....................................................     12,141     7,548
                                                          ----------  --------
  Total debt, average life of six years (rates averaging
   7.3%).................................................  1,947,092   765,199
Amounts due within one year..............................    (27,468)  (54,692)
                                                          ----------  --------
  Long-term debt......................................... $1,919,624  $710,507
                                                          ==========  ========

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 13--LONG-TERM DEBT (CONTINUED)

  In connection with the TheraTx Merger, the Company entered into a new five-year bank credit facility (the "Company Bank Facility") aggregating $1.75 billion on March 31, 1997, replacing the Company's $1.0 billion bank credit facility. On June 24, 1997, the Company Bank Facility was amended to increase the amount of the credit to $2.0 billion. Interest is payable, depending on certain leverage ratios and the period of borrowing, at rates up to either (i) the prime rate plus 1/2% or the daily federal funds rate plus 1%, (ii) LIBOR plus 1 1/8% or (iii) the bank certificate of deposit rate plus 1 1/4%. The Company Bank Facility is collateralized by the capital stock of certain subsidiaries and intercompany borrowings and contains covenants which require, among other things, maintenance of certain financial ratios and limit the amount of additional debt and repurchases of common stock.

  In July 1997, the Company completed the private placement of $750 million aggregate principal amount of 8 5/8% Senior Subordinated Notes due 2007 (the "Company Notes"). The Company Notes were issued at 99.575% of face value and are not callable by the Company until 2002. The net proceeds of the offering were used to reduce outstanding borrowings under the Company Bank Facility. The Company exchanged the Company Notes for publicly registered Company Notes having identical terms and conditions in November 1997.

 REFINANCING ACTIVITIES

  In connection with the TheraTx Merger and the Transitional Merger, the Company refinanced a substantial portion of its long-term debt. These transactions resulted in after-tax losses of $4.2 million in 1997. During 1995, the Company recorded $23.3 million of after-tax losses from refinancing of long-term debt, substantially all of which was incurred in connection with the Hillhaven Merger. Amounts refinanced in 1995 included $171 million of 10 1/8% Senior Subordinated Notes due 2001, $112 million of outstanding borrowings under prior revolving credit agreements, and $173 million of other senior debt.

  In the fourth quarter of 1995, the Company called for the redemption of its 6% Convertible Subordinated Notes due 2002 aggregating $115 million (the "6% Notes") and its 7 3/4% Convertible Subordinated Debentures due 2002 aggregating $75 million (the "7 3/4% Debentures") which were convertible into the Company's common stock at the rate of $26.00 and $17.96 per share, respectively. Approximately $80.6 million principal amount of the 6% Notes were converted into approximately 3,098,000 shares of common stock and the remainder were redeemed in exchange for cash equal to 104.2% of face value plus accrued interest. All outstanding 7 3/4% Debentures were converted into approximately 4,161,000 shares of common stock. These transactions had no material effect on earnings per common share.

 OTHER INFORMATION

  At December 31, 1997, the Company was a party to certain interest rate swap agreements that eliminate the impact of changes in interest rates on $400 million of floating rate debt outstanding. One agreement for $100 million expires in April 1998 and provides for fixed rates at 5.7% plus 3/8% to 1 1/8%. A second agreement provides for fixed rates on $300 million of floating rate debt at 6.4% plus 3/8% to 1 1/8% and expires in $100 million increments in May 1999, November 1999 and May 2000. The fair value of the swap agreements (a payable position of $2.9 million and $139,000 at December 31, 1997 and 1996, respectively) has not been recognized in the consolidated financial statements. The fair value of the swap agreements represents the estimated amount the Company would pay to terminate the agreements based on current interest rates.

  Maturities of long-term debt in years 1999 through 2002 are $25.8 million, $25.4 million, $27.6 million and $1.0 billion, respectively.

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 13--LONG-TERM DEBT (CONTINUED)

  The estimated fair value of the Company's long-term debt was $1.96 billion and $752 million at December 31, 1997 and 1996, respectively, compared to carrying amounts aggregating $1.95 billion and $765 million. The estimate of fair value includes the effect of the interest rate swap agreements and is based upon the quoted market prices for the same or similar issues of long-term debt, or on rates available to the Company for debt of the same remaining maturities.

NOTE 14--LEASES

  The Company leases real estate and equipment under cancelable and non-cancelable arrangements. Future minimum payments and related sublease income under non-cancelable operating leases are as follows (dollars in thousands):

                                                               MINIMUM  SUBLEASE
                                                               PAYMENTS  INCOME
                                                               -------- --------
1998.......................................................... $57,728   $7,119
1999..........................................................  56,879    6,101
2000..........................................................  46,376    5,886
2001..........................................................  34,924    4,513
2002..........................................................  24,020    2,221
Thereafter....................................................  86,048   13,425

  Sublease income aggregated $8.0 million, $8.8 million and $13.7 million for 1997, 1996 and 1995, respectively.

NOTE 15--CONTINGENCIES

  Management continually evaluates contingencies based upon the best available evidence. In addition, allowances for loss are provided currently for disputed items that have continuing significance, such as certain third-party reimbursements and deductions that continue to be claimed in current cost reports and tax returns.

  Management believes that allowances for losses have been provided to the extent necessary and that its assessment of contingencies is reasonable. Management believes that resolution of contingencies will not materially affect the Company's liquidity, financial position or results of operations.

  Principal contingencies are described below:

    Revenues--Certain third-party payments are subject to examination by agencies administering the programs. The Company is contesting certain issues raised in audits of prior year cost reports.

    Professional liability risks--The Company has provided for loss for professional liability risks based upon actuarially determined estimates. Actual settlements may differ from the provisions for loss.

    Interest rate swap agreements--The Company is a party to certain agreements which reduce the impact of changes in interest rates on $400 million of its floating rate long-term debt. In the event of nonperformance by other parties to these agreements, the Company may incur a loss to the extent that market rates exceed contract rates.

    Guarantees of indebtedness--Letters of credit and guarantees of indebtedness aggregated $140 million at December 31, 1997, of which $75 million relates to the Atria Bank Facility.

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 15--CONTINGENCIES (CONTINUED)

    Income taxes--The Company is contesting adjustments proposed by the Internal Revenue Service for years 1990, 1991 and 1992.

    Litigation--Various suits and claims arising in the ordinary course of business are pending against the Company. See Note 23.

NOTE 16--EARNINGS PER COMMON SHARE

  A computation of the earnings per common share follows (in thousands, except per share amounts):

                                                       1997     1996    1995
                                                     --------  ------- -------
Earnings (loss):
 Income (loss) available to common stockholders--ba-
  sic computation .................................. $130,933  $48,005 $(9,993)
 Interest addback on convertible securities, net of
  income tax benefit................................        -        -   7,380
                                                     --------  ------- -------
  Income (loss) available to common stockholders--
   diluted
   computation...................................... $130,933  $48,005 $(2,613)
                                                     ========  ======= =======
Shares used in the computation:
 Weighted average shares outstanding--basic computa-
  tion..............................................   68,938   69,704  61,196
 Dilutive effect of employee stock options and other
  dilutive securities...............................    1,421      998  10,771
                                                     --------  ------- -------
 Adjusted weighted average shares outstanding--di-
  luted computation.................................   70,359   70,702  71,967
                                                     ========  ======= =======
Earnings (loss) per common share:
 Basic:
  Income from operations............................ $   1.96  $  0.69 $  0.22
  Extraordinary loss on extinguishment of debt......    (0.06)       -   (0.38)
                                                     --------  ------- -------
   Net income (loss)................................ $   1.90  $  0.69 $ (0.16)
                                                     ========  ======= =======
 Diluted:
  Income from operations............................ $   1.92  $  0.68 $  0.29
  Extraordinary loss on extinguishment of debt......    (0.06)       -   (0.32)
                                                     --------  ------- -------
   Net income (loss)................................ $   1.86  $  0.68 $ (0.03)
                                                     ========  ======= =======

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 17--CAPITAL STOCK

 PLAN DESCRIPTIONS

  The Company has plans under which options to purchase common stock may be granted to officers, employees and certain non-employee directors. Options have been granted at not less than market price on the date of grant. Exercise provisions vary, but most options are exercisable in whole or in part beginning one to four years after grant and ending ten years after grant. Activity in the plans is summarized below:

                                      SHARES                        WEIGHTED
                                       UNDER      OPTION PRICE      AVERAGE
                                      OPTION       PER SHARE     EXERCISE PRICE
                                     ---------  ---------------- --------------
Balances, December 31, 1994......... 2,046,650  $ 0.53 to $24.25     $12.77
 Granted............................ 1,537,820   11.50 to  32.50      27.32
 Exercised..........................  (593,918)   0.53 to  29.14      11.57
 Canceled or expired................   (51,151)   5.35 to  28.50      21.02
                                     ---------
Balances, December 31, 1995......... 2,939,401    0.53 to  32.50      20.48
 Granted............................ 1,467,451   25.50 to  38.38      26.02
 Exercised..........................  (368,758)   0.53 to  28.50       6.10
 Canceled or expired................  (351,271)  14.17 to  32.63      26.65
                                     ---------
Balances, December 31, 1996......... 3,686,823    0.53 to  38.38      23.54
 Granted............................ 1,309,900   25.50 to  43.88      30.47
 Assumed in connection with TheraTx
  Merger............................   475,643    0.20 to  38.83      27.05
 Exercised..........................  (775,431)   0.53 to  35.46      17.90
 Canceled or expired................  (301,765)  19.92 to  34.25      26.78
                                     ---------
Balances, December 31, 1997......... 4,395,170  $ 0.20 to $43.88     $26.77
                                     =========

  A summary of stock options outstanding at December 31, 1997 follows:

                                  OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                         -------------------------------------- ----------------------------
                             NUMBER                    WEIGHTED     NUMBER      WEIGHTED
                           OUTSTANDING     REMAINING   AVERAGE    EXERCISABLE   AVERAGE
        RANGE OF         AT DECEMBER 31,  CONTRACTUAL  EXERCISE AT DECEMBER 31, EXERCISE
    EXERCISE PRICES           1997           LIFE       PRICE        1997        PRICE
    ---------------      --------------- ------------- -------- --------------- --------
$0.20 to $24.86.........      120,692     1 to 4 years  $ 8.30       120,692     $ 8.30
$1.02 to $38.83.........      482,941     5 to 7 years   21.72       419,578      21.40
$23.37 to $43.88........    3,791,537    8 to 10 years   28.00       991,485      27.00
                            ---------                              ---------
                            4,395,170                   $26.77     1,531,755     $23.99
                            =========                              =========

  The weighted average remaining contractual life of options outstanding at December 31, 1997 approximated eight years. Shares of common stock available for future grants were 3,980,678, 1,387,396 and 2,740,066 at December 31, 1997, 1996 and 1995, respectively. The number of options exercisable at December 31, 1996 and 1995 were 1,142,688 and 1,021,168, respectively.

  In 1995, the Company issued long-term incentive agreements to certain officers and key employees whereby the Company may annually issue shares of common stock to such individuals in satisfaction of predetermined performance goals. Share awards aggregated 74,330 for 1997, 80,913 for 1996 and 92,500 for 1995.

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 17--CAPITAL STOCK (CONTINUED)

 PLAN DESCRIPTIONS (CONTINUED)

  In May 1997, stockholders voted to approve a stock option plan for non-employee directors and an employee incentive compensation plan. Shares issuable under the plans aggregated 200,000 and 3,400,000, respectively.

  A Shareholder Rights Plan allows common stockholders the right to purchase Series A Preferred Stock in the event of accumulation of or tender offer for 15% (reduced to 9.9% in February 1998) or more of the Company's common stock. The rights will expire in 2003 unless redeemed earlier by the Company.

 STATEMENT NO. 123 DATA

  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options is equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Pro forma information regarding net income and earnings per share is required by Statement No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value of such options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.50% for 1997, 6.33% for 1996 and 1995; no dividend yield; expected term of seven years and volatility factors of the expected market price of the Company's common stock of .31 for 1997,
 .24 for 1996 and .25 for 1995.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because the changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the respective vesting period. The weighted average fair values of options granted during 1997, 1996 and 1995 under the Black-Scholes model were $13.75, $10.95 and $11.74, respectively. Pro forma information follows (in thousands except per share amounts):

                                                      1997    1996     1995
                                                    -------- ------- --------
Pro forma income (loss) available to common stock-
 holders........................................... $120,941 $42,530 $(10,842)
Pro forma earnings (loss) per common and common
 equivalent share:
 Basic............................................. $   1.75 $  0.61 $  (0.18)
 Diluted...........................................     1.71    0.61    (0.05)

  Because Statement No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 18--EMPLOYEE BENEFIT PLANS

  The Company maintains defined contribution retirement plans covering employees who meet certain minimum eligibility requirements. Benefits are determined as a percentage of a participant's contributions and are generally vested based upon length of service. Retirement plan expense was $13.0 million for 1997, $8.8 million for 1996 and $9.7 million for 1995. Amounts equal to retirement plan expense are funded annually.

NOTE 19--ACCRUED LIABILITIES

  A summary of other accrued liabilities at December 31 follows (dollars in thousands):

                                                                 1997    1996
                                                               -------- -------
Interest...................................................... $ 30,662 $ 3,502
Taxes other than income.......................................   15,462  20,238
Income taxes payable..........................................    7,737       -
Patient accounts..............................................   21,370  17,919
Merger related costs..........................................   15,338  16,640
Other.........................................................   25,364  13,135
                                                               -------- -------
                                                               $115,933 $71,434
                                                               ======== =======

NOTE 20--TRANSACTIONS WITH TENET HEALTHCARE CORPORATION

  Hillhaven became an independent public company in January 1990 as a result of a spin-off transaction with Tenet Healthcare Corporation (formerly National Medical Enterprises, Inc.) ("Tenet"). The following is a summary of significant transactions with Tenet:

    Debt guarantees--Tenet and the Company are parties to a guarantee agreement under which the Company pays a fee to Tenet in consideration for Tenet's guarantee of certain obligations of the Company. Such fees totaled $2.0 million in 1997, $3.0 million in 1996, and $3.8 million in 1995.

    Leases--The Company leases certain nursing centers from a joint venture in which Tenet has a minority interest. Lease payments to the joint venture aggregated $9.4 million, $10.3 million and $9.9 million for 1997, 1996 and 1995, respectively.

    Equity ownership--At December 31, 1997, Tenet owned 8,301,067 shares of the Company's common stock. Prior to the Hillhaven Merger, Tenet also owned all of Hillhaven's outstanding Series C and Series D Preferred Stock.

    Management agreements--Fees paid by Tenet for management, consulting and advisory services in connection with the operation of seven nursing centers owned or leased by Tenet aggregated $2.6 million in 1997 and $2.7 million in both 1996 and 1995.

NOTE 21--FAIR VALUE DATA

  A summary of fair value data at December 31 follows (dollars in thousands):

                                                1997                1996
                                        --------------------- -----------------
                                         CARRYING     FAIR    CARRYING   FAIR
                                          VALUE      VALUE     VALUE    VALUE
                                        ---------- ---------- -------- --------
Cash and cash equivalents.............. $   82,473 $   82,473 $112,466 $112,466
Long-term debt, including amounts due
 within one year.......................  1,947,092  1,955,097  765,199  751,843

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 22--STOCK REPURCHASES

  In the fourth quarter of 1997, the Company repurchased 2,925,000 shares of common stock at an aggregate cost of $81.7 million. Repurchases of 1,950,000 shares common stock in 1996 totaled $55.3 million. These transactions were financed primarily through borrowings under the Company Bank Facility.

NOTE 23--LITIGATION

  A class action lawsuit entitled A. Carl Helwig v. Vencor, Inc., et al. was filed on December 24, 1997 in the United States District Court for the Western District of Kentucky (Civil Action No. 3-97CV-8354). The class action claims were brought by an alleged stockholder of the Company against the Company and certain executive officers and directors of the Company, namely W. Bruce Lunsford, W. Earl Reed, III, Michael R. Barr, Thomas T. Ladt, Jill L. Force and James H. Gillenwater, Jr. The complaint alleges that the Company and certain executive officers of the Company during a specified time frame violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, by, among other things, issuing to the investing public a series of false and misleading statements concerning the Company's current operations and the inherent value of the Company's common stock. The complaint further alleges that as a result of these purported false and misleading statements concerning the Company's revenues and successful acquisitions, the price of the Company's common stock was artificially inflated. In particular, the complaint alleges that the Company issued false and misleading financial statements during the first, second and third calendar quarters of 1997 which misrepresented and understated the impact that changes in Medicare reimbursement policies would have on the Company's core services and profitability. The complaint further alleges that the Company issued a series of materially false statements concerning the purportedly successful integration of its recent acquisitions and prospective earnings per share for 1997 and 1998 which the Company knew lacked any reasonable basis and were not being achieved. The suit seeks damages in an amount to be proven at trial, pre-judgment and post-judgment interest, reasonable attorneys' fees, expert witness fees and other costs, and any extraordinary equitable and/or injunctive relief permitted by law or equity to assure that the plaintiff has an effective remedy. The Company believes that the allegations in the complaint are without merit and intends to defend vigorously this action.

  On June 19, 1997, a class action lawsuit was filed in the United States District Court for the District of Nevada on behalf of a class consisting of all persons who sold shares of Transitional common stock during the period from February 26, 1997 through May 4, 1997, inclusive. The complaint alleges that Transitional purchased shares of its common stock from members of the investing public after it had received a written offer to acquire all of Transitional's common stock and without disclosing that such an offer had been made. The complaint further alleges that defendants disclosed that there were "expressions of interest" in acquiring Transitional when, in fact, at that time, the negotiations had reached an advanced stage with actual firm offers at substantial premiums to the trading price of Transitional's stock having been made which were actively being considered by Transitional's Board of Directors. The complaint asserts claims pursuant to Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and common law principles of negligent misrepresentation and names as defendants Transitional as well as certain senior executives and directors of Transitional. The plaintiff seeks class certification, unspecified damages, attorneys' fees and costs. The Company has filed a motion to dismiss and is awaiting the court's decision. The Company is vigorously defending this action.

  The Company's subsidiary, American X-Rays, Inc. ("AXR"), is the defendant in a qui tam lawsuit which was filed in the United States District Court for the Eastern District of Arkansas and served on the Company on July 7, 1997. The United States Department of Justice intervened in the suit which was brought under the Federal Civil False Claims Act. AXR provided portable X-ray services to nursing facilities (including those operated by the Company) and other healthcare providers. The Company acquired an interest in AXR when Hillhaven was merged into the Company in September 1995 and purchased the remaining interest in AXR in February 1996. The suit alleges that AXR submitted false claims to the Medicare and Medicaid programs. In conjunction with the qui tam action, the United States Attorney's Office for the Eastern District of Arkansas also is conducting a criminal investigation into the allegations contained in the qui tam complaint. The suit seeks damages in an

                                 VENCOR, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 23--LITIGATION (CONTINUED)
amount of not less than $1,000,000, treble damages and civil penalties. The Company is cooperating fully in the investigation.

  On June 6, 1997, Transitional announced that it had been advised that it is a target of a Federal grand jury investigation being conducted by the United States Attorney's Office for the District of Massachusetts (the "USAO") arising from activities of Transitional's formerly owned dialysis business. The investigation involves an alleged illegal arrangement in the form of a partnership which existed from June 1987 to June 1992 between Damon Corporation and Transitional. Transitional spun off its dialysis business, now called Vivra Incorporated, on September 1, 1989. In January 1998, the Company was informed that no criminal charges would be filed against the Company. The Company has been informed that the USAO intends to file a civil action against Transitional relating to the partnership's former business. If such a suit is filed, the Company will vigorously defend the action.

  Management believes that the ultimate resolution of these claims will not have a material adverse effect on the Company's financial position, results of operations or liquidity. Accordingly, no provisions for loss related to the previously discussed litigation matters have been recorded in the consolidated financial statements.

NOTE 24--SUBSEQUENT EVENT

  In January 1998, the Board of Directors of the Company authorized management to proceed with a plan to separate the Company into two publicly held corporations, one to operate the hospital, nursing center and Vencare businesses ("Operating Company") and the other to own substantially all of the real property of the Company ("Realty Company") and to lease such property to Operating Company (the "Reorganization Transactions"). Realty Company intends to become a real estate investment trust for Federal income tax purposes beginning January 1, 1999. The Board's action is subject to, among other things, Company stockholder approval regulatory and other approvals, tax considerations and the consummation of a capitalization plan for each entity. The Company filed a preliminary proxy statement concerning the proposed transactions with the Securities and Exchange Commission on January 30, 1998. Management anticipates that the Reorganization Transactions and Distribution will be completed in the second quarter of 1998.

  A distribution will be effected through the issuance to Company common stockholders of all of the outstanding shares of Operating Company (the "Distribution"). Subsequent to the Distribution, Vencor, Inc. will be the name of the legal entity that will comprise Operating Company and Ventas, Inc. will be the name of the legal entity comprising Realty Company.

  For accounting purposes the historical consolidated financial statements of the Company will become the historical consolidated financial statements of Operating Company at the time of the Distribution. Realty Company will not have been operated as a real estate investment trust prior to the Distribution. Accordingly, the consolidated financial statements of Realty Company will consist solely of its operations after the Distribution. The assets and liabilities of both Operating Company and Realty Company will be recorded at their respective historical carrying values at the time of the Distribution.

  In connection with the Reorganization Transactions, the Company will be required to refinance, repurchase or assign substantially all of its long-term debt, including the Company Bank Facility and the Company Notes. In lieu of repurchasing the Company Notes, the Company may assign to Operating Company, and Operating Company would assume, the Company Notes. Management is considering a capitalization plan for both Operating Company and Realty Company to be effected on or before the date of the Distribution in which the Company's long-term debt is expected to be refinanced, repurchased or assumed by either Operating Company or Realty Company at interest rates and terms which may be less favorable than those of the Company's current debt arrangements. There can be no assurance that sufficient financing will be available on terms that are acceptable to either Operating Company or Realty Company, or that either entity will have the financial resources necessary to implement its respective acquisition and development plans following the Distribution.

                                 VENCOR, INC.
           QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              1997
                               --------------------------------------------
                                FIRST       SECOND      THIRD       FOURTH
                               --------    --------    --------    --------
Revenues...................... $680,696    $778,295    $844,740    $812,273
Net income:
 Income from operations.......   33,982      37,010      36,902      27,234
 Extraordinary loss on extin-
  guishment of debt...........   (2,259)     (1,590)       (346)          -
   Net income.................   31,723      35,420      36,556      27,234
Per common share:
 Basic earnings:
  Income from operations......     0.49        0.53        0.53        0.40
  Extraordinary loss on extin-
   guishment of debt..........    (0.03)      (0.02)          -           -
   Net income.................     0.46        0.51        0.53        0.40
 Diluted earnings:
  Income from operations......     0.48        0.52        0.52        0.40
  Extraordinary loss on extin-
   guishment of debt..........    (0.03)      (0.02)      (0.01)          -
   Net income.................     0.45        0.50        0.51        0.40
 Market prices (a):
  High........................      40 3/8      45 1/8      44 3/8      43 5/16
  Low.........................       29         36 5/8      37 3/8       23
                                              1996
                               --------------------------------------------
                                FIRST       SECOND      THIRD       FOURTH
                               --------    --------    --------    --------
Revenues...................... $626,337    $634,554    $650,551    $666,341
Net income (loss) (b).........   27,610      30,865      33,558     (44,028)
Per common share:
 Basic earnings (loss)........     0.39        0.44        0.48       (0.64)
 Diluted earnings (loss)......     0.39        0.43        0.48       (0.64)
 Market prices (a):
  High........................      39 7/8       35         34 1/2      33 1/4
  Low.........................      31 1/2      28 1/8      25 1/2      27 1/2

--------
Earnings per share amounts for all periods presented have been restated to comply with the provisions of SFAS 128. See Notes 1 and 16 of the Notes to Consolidated Financial Statements.

(a) The Company's common stock is traded on the New York Stock Exchange (ticker symbol--VC).

(b) Fourth quarter results include $79.9 million ($1.16 per share) of costs in connection with the sale of certain nursing centers, the restructuring of the pharmacy operations and the planned replacement of certain facilities. See Note 9 of the Notes to Consolidated Financial Statements.

                                 VENCOR, INC.
                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                (IN THOUSANDS)

                                           ADDITIONS
                                    -------------------------
                                                                          BALANCE
                         BALANCE AT CHARGED TO                            AT END
                         BEGINNING  COSTS AND                 DEDUCTIONS    OF
                         OF PERIOD   EXPENSES    ACQUISITIONS OR PAYMENTS PERIOD
                         ---------- ----------   ------------ ----------- -------
Allowances for loss on
 accounts and
 notes receivable:
  Year ended December
   31, 1995.............  $28,265    $ 7,851       $     -     $ (4,026)  $32,090
  Year ended December
   31, 1996.............   32,090     15,001             -      (23,176)   23,915
  Year ended December
   31, 1997.............   23,915     31,176        26,144      (17,684)   63,551
Allowances for loss on
 assets held
 for disposition:
  Year ended December
   31, 1995.............  $     -    $26,900(a)    $     -     $      -   $26,900
  Year ended December
   31, 1996.............   26,900     64,000(b)          -      (22,812)   68,088
  Year ended December
   31, 1997.............   68,088          -         7,225      (43,891)   31,422

--------
(a) Reflects provision for loss associated with the planned disposition of certain nursing center properties recorded in connection with the Hillhaven Merger.

(b) Reflects provision for loss associated with the sale of certain nursing centers and the planned replacement of one hospital and three nursing centers.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders of
Transitional Hospitals Corporation

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Transitional Hospitals Corporation (formerly Community Psychiatric Centers) and its subsidiaries at November 30, 1996 and 1995 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1995.

/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
Los Angeles, California
January 24, 1997

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Transitional Hospitals Corporation

  We have audited the accompanying consolidated statements of operations, stockholders' equity, cash flows and related financial statement schedule of Transitional Hospitals Corporation (formerly Community Psychiatric Centers) for the year ended November 30, 1994. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of Transitional Hospitals Corporation's (formerly Community Psychiatric Centers) operations and their cash flows for the year ended November 30, 1994, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule as it relates to the year ended November 30, 1994, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Los Angeles, California
January 27, 1995

              TRANSITIONAL HOSPITALS CORPORATION AND SUBSIDIARIES
                    (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
                          CONSOLIDATED BALANCE SHEETS

                                                                 NOVEMBER 30
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
                                                               (IN THOUSANDS)
                           ASSETS
                           ------
Current assets:
  Cash and cash equivalents.................................  $ 84,313 $ 17,263
  Short-term investments....................................    16,777    7,601
  Accounts receivable, less allowance for doubtful accounts
   (1996--$21,448 and 1995--$24,682)........................    55,557  113,686
  Receivable from third parties under reimbursement con-
   tracts...................................................         -    4,550
  Prepaid expenses and other current assets.................    14,784   14,756
  Property held for sale....................................    13,393   15,512
  Refundable income taxes...................................    15,722   21,028
  Deferred income taxes.....................................     5,697      951
                                                              -------- --------
    Total current assets....................................   206,243  195,347
Property, buildings and equipment, at cost, less allowances
 for depreciation...........................................   153,933  354,192
Other assets:
  Investment in affiliate...................................    69,859        -
  Refundable income taxes...................................     9,275        -
  Deferred income taxes.....................................     6,691   21,334
  Other assets..............................................    19,889   24,862
                                                              -------- --------
                                                               105,714   46,196
Excess of investment in subsidiaries over net assets ac-
 quired, less accumulated amortization (1996--$62 and 1995--
 $2,351)....................................................        57    8,890
                                                              -------- --------
                                                              $465,947 $604,625
                                                              ======== ========


                See notes to consolidated financial statements.

              TRANSITIONAL HOSPITALS CORPORATION AND SUBSIDIARIES
                    (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
                    CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                                             NOVEMBER 30
                                                       ------------------------
                                                          1996         1995
                                                       -----------  -----------
                                                           (IN THOUSANDS,
                                                       EXCEPT PAR VALUE DATA)
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
Current liabilities:
  Accounts payable...................................  $     9,136  $    18,194
  Accrued payroll and other expenses.................       15,549       34,949
  Income taxes payable...............................          131        4,425
  Payable to third parties under reimbursement con-
   tracts............................................       13,954            -
  Other accrued liabilities..........................       17,796        3,693
  Current maturities on long-term debt...............        8,467       18,764
                                                       -----------  -----------
  Total current liabilities..........................       65,033       80,025
Long-term debt, exclusive of current maturities......       14,858       84,883
Deferred credits:
  Deferred income taxes and other liabilities........        3,857       19,678
Commitments and contingencies
Obligations to be settled in common stock............            -       21,250
Stockholders' equity:
  Preferred stock, par value $1 a share; authorized
   2,000 shares; none issued.........................            -            -
  Common stock, par value $1 a share; authorized
   100,000 shares;
   issued 46,856 in 1996 and 1995....................       46,856       46,856
  Additional paid-in capital.........................       56,657       62,096
  Unrealized gains on investments in debt securi-
   ties..............................................          163            -
  Retained earnings..................................      321,710      327,062
  Foreign currency translation adjustment............            -       (2,943)
                                                       -----------  -----------
                                                           425,386      433,071
Less cost of treasury stock--4,988 shares in 1996 and
 3,166 shares in 1995................................      (43,187)     (34,282)
                                                       -----------  -----------
                                                           382,199      398,789
                                                       -----------  -----------
                                                          $465,947     $604,625
                                                       ===========  ===========

                See notes to consolidated financial statements.

              TRANSITIONAL HOSPITALS CORPORATION AND SUBSIDIARIES
                    (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    YEAR ENDED NOVEMBER 30,
                                                   ----------------------------
                                                     1996      1995      1994
                                                   --------  --------  --------
                                                   (IN THOUSANDS, EXCEPT PER
                                                         SHARE AMOUNTS)
Revenues:
  Net operating revenues.......................... $503,266  $514,991  $423,955
  Investment and other income.....................    3,928     2,513     3,785
                                                   --------  --------  --------
                                                    507,194   517,504   427,740
Costs and expenses:
  Operating expense...............................  402,686   393,146   328,508
  General and administrative expense..............   33,029    39,444    33,775
  Bad debt expense................................   20,101    28,732    26,966
  Depreciation and amortization...................   22,364    23,344    18,649
  Interest expense................................    3,889     5,256     3,545
  Non-recurring transactions, net.................   33,524    94,116      (875)
                                                   --------  --------  --------
                                                    515,593   584,038   410,568
                                                   --------  --------  --------
Income (loss) before income taxes.................   (8,399)  (66,534)   17,172
Income taxes (benefit)............................   (3,047)  (24,902)    6,952
                                                   --------  --------  --------
Net income (loss)................................. $ (5,352) $(41,632) $ 10,220
                                                   ========  ========  ========
Net income (loss) per common share................ $  (0.12) $  (0.95) $   0.24
                                                   ========  ========  ========
Average number of common shares...................   43,942    43,642    43,465
                                                   ========  ========  ========


                See notes to consolidated financial statements.

              TRANSITIONAL HOSPITALS CORPORATION AND SUBSIDIARIES
                    (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               AMOUNTS DUE
                                                  FROM                               FOREIGN
                                 ADDITIONAL     EMPLOYEES                           CURRENCY
                         COMMON   PAID-IN    FOR EXERCISE OF  UNREALIZED RETAINED  TRANSLATION  TREASURY   STOCK
                          STOCK   CAPITAL     STOCK OPTIONS     GAINS    EARNINGS  ADJUSTMENT    SHARES    AMOUNT
                         ------- ----------  ---------------  ---------- --------  -----------  --------  --------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Balance at November 30,
 1993................... $46,856    $65,341             $(35)       $  - $359,345      $(3,815)   (3,763) $(45,200)
 Exercise of employees'
  stock options.........             (4,052)                                                         498     9,735
 Income tax benefits
  derived from employee
  stock option
  transactions..........                 68
 Net income for the
  year..................                                                   10,220
 Dividends paid, $.01
  per
  common share..........                                                     (434)
 Foreign currency
  translation
  adjustment............                                                                 2,010
                         -------    -------             ----        ---- --------      -------    ------  --------
Balance at November 30,
 1994...................  46,856     61,357              (35)          -  369,131       (1,805)   (3,265)  (35,465)
 Exercise of employees'
  stock options.........               (206)                                                         102     1,235
 Expiration of employee
  stock options.........                 17               35                                          (3)      (52)
 Income tax benefits
  derived from employee
  stock option
  transactions..........                928
 Net loss for the year..                                                  (41,632)
 Dividends paid, $.01
  per
  common share..........                                                     (437)
 Foreign currency
  translation
  adjustment............                                                                (1,138)
                         -------    -------             ----        ---- --------      -------    ------  --------
Balance at November 30,
 1995...................  46,856     62,096                -           -  327,062       (2,943)   (3,166)  (34,282)
 Exercise of employees'
  stock options.........                (36)                                                          16       186
 Issuance of shares
  related to settlement
  of shareholder
  litigation............             (5,482)                                                       2,342    26,732
 Stock repurchased......                                                                          (4,180)  (35,823)
 Income tax benefits
  derived from employee
  stock option
  transactions..........                 79
 Net loss for the year..                                                   (5,352)
 Foreign currency
  translation
  adjustment............                                                                 2,943
 Unrealized gains from
  changes in market
  value of investments
  in debt securities,
  net of income taxes...                                             163
                         -------    -------             ----        ---- --------      -------    ------  --------
Balance at November 30,
 1996................... $46,856    $56,657             $  -        $163 $321,710      $     -    (4,988) $(43,187)
                         =======    =======             ====        ==== ========      =======    ======  ========

                See notes to consolidated financial statements.

              TRANSITIONAL HOSPITALS CORPORATION AND SUBSIDIARIES
                    (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   YEAR ENDED NOVEMBER 30,
                                                 -----------------------------
                                                   1996       1995      1994
                                                 ---------  --------  --------
                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)..............................  $  (5,352) $(41,632) $ 10,220
Adjustments to reconcile net income (loss) to
 net cash provided by operating activities:
  Depreciation and amortization................     22,364    23,344    18,649
  Provision for uncollectible accounts.........     20,101    28,732    26,966
  Nonrecurring transactions....................     33,378    70,446    (2,845)
  Other........................................       (821)   (3,033)   (1,800)
Changes in assets and liabilities, exclusive of
 business acquisitions and disposals:
  Accounts receivable..........................    (17,570)  (39,290)  (50,070)
  Receivable/payable to third parties under
   reimbursement contracts.....................      9,529   (10,352)      812
  Prepaid expenses and other current assets....     (6,259)    1,615    (1,837)
  Accounts payable and accrued expenses........     (1,506)    4,340    10,438
  Other accrued liabilities....................     (5,626)      154      (942)
  Dividends payable............................          -         -      (111)
  Income taxes.................................     (3,252)  (34,435)    9,709
                                                 ---------  --------  --------
Net cash provided from (used for) operations...     44,986      (111)   19,189
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facilities......          -    39,195    41,982
Dividends paid.................................          -      (437)     (434)
Purchase of treasury shares....................    (35,823)        -         -
Payments of deferred compensation..............       (162)     (634)     (162)
Net proceeds from exercise of stock options....        150     1,029     5,683
Payments on long-term debt.....................    (80,341)  (18,859)   (1,402)
                                                 ---------  --------  --------
Net cash provided from (used for) financing
 activities....................................   (116,176)   20,294    45,667
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of short-term investments..      7,601    16,884     1,934
Purchases of short-term investments............    (16,614)  (10,729)   (4,758)
Payment received on notes......................      2,151     4,591     3,437
Purchase of property, buildings and equipment..    (35,419)  (40,139)  (48,760)
Investment in pre-opening costs................     (3,177)   (2,899)   (4,225)
Proceeds from sale of psychiatric hospitals....    186,643     5,289     7,393
Loans made to officers.........................       (825)   (4,055)   (1,242)
Payment for business acquisitions:
  Property, buildings and equipment............       (320)   (8,604)   (4,787)
  Excess of purchase price over fair value of
   assets acquired.............................     (1,800)     (521)   (1,225)
                                                 ---------  --------  --------
Net cash provided from (used for) investing
 activities....................................    138,240   (40,183)  (52,233)
                                                 ---------  --------  --------
Net increase (decrease) in cash and cash
 equivalents...................................     67,050   (20,000)   12,623
Beginning cash and cash equivalents............     17,263    37,263    24,640
                                                 ---------  --------  --------
Ending cash and cash equivalents...............  $  84,313  $ 17,263  $ 37,263
                                                 =========  ========  ========

                See notes to consolidated financial statements.

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of Transitional Hospitals Corporation (formerly Community Psychiatric Centers) and its subsidiaries (THY or the Company). All material intercompany transactions have been eliminated in the accompanying consolidated financial statements.

  The Company provides long-term acute care services to patients suffering from long-term complex medical problems in the United States. As of November 30, 1996, THY operated 14 long-term care hospitals and two satellite facilities with a total of 1,340 beds, located in 12 states. THY also provides respiratory therapy services to other healthcare providers.

  In June of 1996, the Company sold its United Kingdom psychiatric operations (see Note 2). In November 1996, the company sold its U.S. psychiatric operations to Behavioral Healthcare Corporation ("BHC") for $60 million in cash and stock valued at approximately $70 million (see Note 3).

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Those highly liquid assets with a maturity of more than three months are classified as short-term investments.

 Short-Term Investments

  The Company has investments in debt securities which are classified as available for sale. These investments consist primarily of U.S. corporate securities and have various maturity dates which do not exceed one year. Securities classified as available-for-sale are carried at fair value with unrealized gains, net of tax, reported in a separate component of stockholders' equity. There were no unrealized losses on any investments held at November 30, 1996. Realized gains and losses are included in investment income and are immaterial for all years presented.

 Property, Buildings and Equipment

  Depreciation is computed on the straight-line method based on the estimated useful lives of fixed assets of 31.5 to 40 years for buildings and three to ten years for furniture and equipment.

 Preopening Costs

  Costs incurred prior to the opening of new facilities are deferred and amortized on a straight-line basis over a five-year period.

 Capitalization of Interest

  Interest incurred in connection with development and construction of hospitals is capitalized as part of the related property.

 Net Operating Revenues

  Net operating revenues include amounts for hospital services estimated by management to be reimbursable by federal and state government programs (Medicare, Medicaid and CHAMPUS); managed care programs (managed care companies, health maintenance organizations and preferred provider organizations) and private

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

pay payors (private sources and insurance companies which base reimbursement on the Company's price schedule).

  The following table summarizes the percent of net operating revenues generated from all payors.

                                                               1996  1995  1994
                                                               ----  ----  ----
Medicare......................................................   47%   37%   28%
Medicaid......................................................    9    11    13
CHAMPUS.......................................................    3     4     4
                                                                ---   ---   ---
  Total Government............................................   59    52    45
Managed Care..................................................   24    27    33
Private pay and other.........................................   17    21    22
                                                                ---   ---   ---
  Total.......................................................  100%  100%  100%
                                                                ===   ===   ===

  Amounts received are generally less than the established billing rates of the Company and the difference is reported as a contractual allowance and deducted from operating revenues. Final determination of amounts earned for hospital services is subject to audit by the payors. In the opinion of management, adequate provision has been made for any adjustments that may result from such audits. Differences between estimated provisions and final settlement are reflected as charges and credits to operating revenues in the year the audit reports are finalized. In the current year, the Company received approximately $5.6 million in excess of recorded amounts related to prior year Medicare settlements. These amounts are included in operating revenues.

 Concentration of Credit Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit consist principally of cash and short-term investments and receivables from government programs.

  The Company maintains cash equivalents and short-term investments with various financial institutions. The Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company and management do not believe that there are any significant credit risks associated with receivables from governmental programs. Negotiated and private receivables consist of receivables from various payors, including individuals involved in diverse activities, subject to differing economic conditions, and do not represent any concentrated credit risks to the Company. Furthermore, management continually monitors and adjusts its reserves and allowances associated with these receivables.

 Stock Options

  Proceeds from the exercise of stock options are credited to common stock, to the extent of par value, and the balance to additional paid-in capital, except when shares held in the treasury are issued. The difference between the cost of the treasury stock and the option price is charged or credited to additional paid-in capital. No charges or credits are made to earnings with respect to options granted or exercised. Income tax benefits derived from exercise of non-incentive stock options and from sales of stock obtained from incentive stock options before the minimum holding period are credited to additional paid-in capital.

 Earnings (Loss) Per Share

  Earnings (loss) per share have been computed based upon the weighted average number of shares of common stock outstanding during the year. Dilutive common stock equivalents have not been included in the computation of earnings per share because the aggregate potential dilution resulting therefrom is less than 3%.

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Translation of Foreign Currencies

  The Company sold its United Kingdom psychiatric hospitals in June of 1996. For periods prior to the sale, the financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with FASB Statement No. 52. All balance sheet accounts were translated at year-end exchange rates. Statements of earnings amounts have been translated at the average exchange rate for the applicable years. The resulting currency translation adjustments were made directly to a separate component of Stockholders' Equity. The effect on the statement of earnings of translation gains and losses is insignificant for all years presented.

 Recent Accounting Pronouncements

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", which becomes effective for fiscal years beginning after December 15, 1995. FAS 123 establishes new financial accounting and reporting standards for stock-based compensation plans. Entities will be allowed to measure compensation expense for stock-based compensation under FAS 123 or APB Opinion No. 25, "Accounting for Stock Issued to Employees". Entities electing to remain with the accounting in APB Opinion No. 25 will be required to make pro forma disclosures of net income and earnings per share as if the provisions of FAS 123 had been applied. The Company is in the process of evaluating the Statement. The potential impact on the Company of adopting the new standard has not been quantified at this time. This Company must adopt FAS 123 in fiscal year 1997.

 Reclassifications

  Certain amounts have been reclassified to conform with 1996 presentations.

NOTE 2--NON-RECURRING TRANSACTIONS

  On November 30, 1996, the Company sold its U.S. psychiatric operations to BHC for $60 million in cash and stock valued at approximately $70 million. THY will have a 44.2% common equity interest in future BHC earnings. BHC is headquartered in Nashville, Tennessee, and is now the second largest psychiatric hospital network in the country, with 38 hospitals and 4 residential treatment centers in 18 states and Puerto Rico, comprising approximately 3,500 beds. With the combination of these hospitals, BHC is a leading provider of psychiatric/behavioral services for adults, adolescents and children with acute psychiatric, emotional, substance abuse and behavioral disorders.

  The Company also announced the closure of Southwind Hospital, a psychiatric facility in Oklahoma City, Oklahoma in November of 1996 due to poor financial performance. Net operating revenue and net operating income or (loss) for Southwind totaled $4.7 million and $(.8) million for fiscal year 1996, $8.1 million and $(.1) million for fiscal year 1995 and $7.1 million and $.8 million for fiscal year 1994. The hospital is being held for sale. The Company has reached an agreement to settle the whistleblower suit related to Southwind with the United States Government for $750,000 (see Note 14).

  The effects on income of the above described transactions are classified as non-recurring transactions for fiscal year 1996 and include the following: i) $62.0 million loss on the sale of the psychiatric operations to BHC, ii) $14.4 million of expenses related to the transaction that consist of $6.7 million of severance costs and payments pursuant to employment contracts, $4.0 million of transaction costs related primarily to legal and investment banking services, and $3.7 million related to legal expenses and settlement costs for the Southwind whistleblower suit (see Note 14) and one other lawsuit related specifically to the U.S. psychiatric division, iii) $2.1 million for a settlement of a claim from a former Chairman of Community Psychiatric Centers related to his contract with the Company (see further discussion in Note 11),
iv) impairment charges of $6.7 million to writedown the property value of Southwind and certain other closed hospitals to their current estimated fair

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2--NON-RECURRING TRANSACTIONS (CONTINUED)

market value, and v) $1.7 million related to termination benefits and other exit costs related to the closure of Southwind. Approximately 150 employees were terminated due to the Southwind closure and approximately 80 corporate employees were terminated due to the sale of the U.S. psychiatric division. As of November 30, 1996, approximately $7.8 million is included in other accrued liabilities for severance and other exit costs related to the corporate office and Southwind Hospital.

  During the first three quarters of 1996, the Company recorded net restructuring charges of $2.1 million for termination benefits and other exit costs related to the closure of four U.S. psychiatric division hospitals. Approximately 280 employees were terminated as a result of the closure of these hospitals. Two of these properties were sold to BHC and two are being held for sale.

  On June 21, 1996, the Company sold its United Kingdom psychiatric hospitals ("Priory Hospitals Group" or "PHG") to Foray 911 Limited ("Foray"), a new corporation formed by Mercury Development Capital, a division of Mercury Asset Management plc ("Mercury"). PHG operates 15 freestanding acute psychiatric hospitals and chemical dependency facilities, including one 42 bed hospital that was 50% owned by PHG. Based on the number of licensed hospital beds, PHG is the leading commercial provider of psychiatric services in the United Kingdom where psychiatric services are generally available to residents without charge from government-owned NHS hospitals. The total purchase price for the PHG facilities was approximately $135 million, which includes a $4.6 million subordinated note due in 2009 issued by Foray. Included in non-recurring transactions is the net gain on the sale of these facilities of $55.5 million. Transaction expenses related to legal, investment banking and severance costs totaled approximately $4.8 million and are reflected in the $55.5 million gain.

  During fiscal year 1995, the Company recorded impairment charges related to the adoption of FASB Statement 121 (see Note 4) and settlement costs related to shareholder lawsuits filed in 1991 (See Note 14). Each matter resulted in charges of $46.0 million, for a total of $92.0 million.

  Effective November 30, 1995, the Company recorded a restructuring charge totaling $4.6 million ($2.8 million after tax), determined in accordance with the provisions of the January 1995 Financial Accounting Standards Board Emerging Issues Task Force Consensus No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)", ("EITF 94-3"), in connection with the decision to close six psychiatric facilities and three regional offices. EITF 94-3 requires the accrual of certain employee termination costs and costs resulting from a plan to exit an activity that are not associated with or that do not benefit activities that will continue and prohibits accrual of expected future operating losses of the activity exited. The charge comprised $3.4 million for employee termination benefits related to hospital operations and overhead personnel and $1.2 million for non-cancelable operating leases and other exit costs. Approximately 314 hospital employees and 65 corporate and regional employees were terminated. Amounts charged against the reserve approximated amounts accrued. Of the six closed hospitals, three have been sold, two were fully converted to THY hospitals, and one was exchanged for a similar building held by another healthcare provider and was converted into a satellite hospital of a THY facility in October 1996.

  Effective May 31, 1995, the Company recorded a restructuring credit totaling $2.5 million ($1.5 million after tax) from the resolution of previously restructured psychiatric assets. The restructuring credit resulted from divesting two restructured properties at higher prices than the 1993 writedown of the facilities anticipated and the Company's success in collecting accounts receivable balances that were reserved for as part of the February 28, 1994 restructuring charge.

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NOTE 3--INVESTMENT IN AFFILIATE

  On November 30, 1996, THY consummated the sale of effectively all of its psychiatric operations in the U.S. and Puerto Rico (with certain limited exceptions set forth below) to BHC. Prior to such sale, BHC owned 17 psychiatric hospitals. At the November 30 closing, the Company transferred title to 22 freestanding psychiatric hospitals, a joint venture interest in another psychiatric operation, an outpatient psychiatric center, two closed hospitals and vacant land located at three sites in California. Two other operating hospitals and a joint venture interest (the "Escrowed Assets") are to be transferred to BHC upon receipt of necessary regulatory approvals, which management believes are perfunctory. Additionally, effective November 30, 1996, BHC and the Company entered into a management agreement which grants BHC, with limited protective rights retained by THY, exclusive and complete responsibility and discretion in the management and control of the Escrowed Assets as well as the economic benefit thereof. Accordingly, for accounting purposes, the sale of the Escrowed Assets has been recorded with an effective date of November 30, 1996. At the initial closing, the Company received $60,000,000 in cash, 2,214,400 shares of BHC Common Stock, 5,072,579 shares of BHC Series A Preferred Stock and 46,902 shares of BHC Series B Preferred Stock. In general, the Series A Preferred Stock converts into BHC Common Stock on a share for share basis upon sales and dispositions of the Series A Preferred Stock by the Company and under certain other limited circumstances. Upon receipt of the necessary regulatory approvals related to the Escrowed Assets, the Company will receive an additional 3,785,600 shares of BHC Common Stock, an additional 578,844 shares of BHC Series A Preferred Stock and 3,350 additional shares of BHC Series B Preferred Stock. Upon distribution of all shares, the Company will have a common equity interest amounting to 44.2% of BHC's Common Stock outstanding. An agreement has been entered into between BHC and the Company requiring THY to vote all shares in excess of 20% of BHC's outstanding Common Stock as instructed by a majority of BHC's Board of Directors which includes three members of THY's Board of Directors. THY's Chairman of the Board and Chief Executive Officer, Richard Conte, will serve as BHC's Chairman of the Board. THY's common equity interest in future BHC earnings will be recorded on the equity method of accounting. In determining the amount of the consideration to be paid to the Company, the parties compared their respective EBITDAs (Earnings before interest, taxes, depreciation, and amortization) and used multiples generally accorded to publicly-traded psychiatric hospitals. Based on this analysis, the total value of the equity interest in BHC was determined to be approximately $70 million.

NOTE 4--IMPAIRMENT OF ASSETS

  In the fourth quarter of fiscal year 1995, the Company adopted the provisions of FASB Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"). The statement requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. FAS 121 also requires that assets to be disposed of be written down to fair value less selling costs. Based on a comparison of the recorded values of long-lived assets (defined as land, buildings, fixed assets and goodwill) to the expected future cash flows to be generated by the assets of three U.S. Psychiatric facilities that were closed in November 1995 as well as three U.S. Psychiatric facilities which experienced declines in operating performance in fiscal 1995, and after applying the principles of measurement contained in FAS 121, the Company recorded an asset impairment charge of approximately $26.5 million in fiscal 1995.

  Using the same principles as described above, the Company recorded an asset impairment charge of approximately $5.3 million on land that was being held for sale. The closed facilities as well as the land held for sale were classified as assets held for sale with a carrying value of $13.7 million after the impairment writedown as of November 30, 1995. All assets held for sale pertain to the U.S. Psychiatric Division. All of these assets, with the exception of three closed hospitals, were sold in fiscal 1996.

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4--IMPAIRMENT OF ASSETS (CONTINUED)

  The Company completed an installation of a new computer system in the first quarter of 1995. As several of the promised applications did not function as specified, an impairment loss of approximately $8.1 million ($6.8 million related to the U.S. Psychiatric Division and $1.3 million related to THY) was recorded in the fourth quarter of 1995 to write down a portion of the total cost of the system. The Company also shortened the estimated useful life of the system to two years in anticipation of implementing an alternative system.

  In November of 1995, the Company closed Harvard Medical Limited, a patient liaison business in West Germany due to declines in operating performance in fiscal 1995. Based on these factors, the Company recorded an impairment loss of $4.1 million to write off the goodwill related to this Company.

  In the fourth quarter of 1996, the Company recorded impairment charges totaling $6.7 million related to the writedown of Southwind psychiatric hospital, which was closed in December 1996 and two other closed hospitals, one of which was sold in November 1996.

NOTE 5--ACQUISITIONS

  During 1996, the Company exchanged a closed psychiatric hospital with a book value of $7.3 million for a closed acute care hospital and $.9 million. The hospital acquired was converted into a THY satellite hospital which opened in October 1996. No gain or loss was recorded on the exchange.

  During 1995, the Company purchased for $5.8 million, the land, building, and fixed assets for a THY facility that had been managed by THY since May of 1994. All other acquisitions in 1994 to 1996 consisted of psychiatric entities which were sold in fiscal year 1996.

NOTE 6--PROPERTY, BUILDINGS AND EQUIPMENT

  Property, buildings and equipment are summarized as follows:

                                                              NOVEMBER 30
                                                           -------------------
                                                             1996      1995
                                                           --------  ---------
                                                             (IN THOUSANDS)
Land...................................................... $ 18,585  $  51,598
Buildings and improvements................................  102,092    300,388
Furniture, fixtures and equipment.........................   61,914     92,933
Construction in progress (estimated additional cost to
 complete at November 30, 1996--$12.0 million)............    2,496     12,599
                                                           --------  ---------
                                                            185,087    457,518
Less accumulated depreciation.............................  (31,154)  (103,326)
                                                           --------  ---------
                                                           $153,933  $ 354,192
                                                           ========  =========

  The Company incurred interest expense of $4.9 million, $7.2 million, and $4.8 million in 1996, 1995, and 1994, respectively, including $1.0 million, $1.9 million, and $1.3 million which was capitalized in 1996, 1995, and 1994, respectively.

  Interest paid was $5.8 million, $7.3 million and $4.1 million during 1996, 1995, and 1994, respectively.

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7--INCOME TAXES

  The Company accounts for income taxes under the liability method required by FASB Statement No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of November 30, 1996 and November 30, 1995, are as follows (in thousands):

                                                                1996     1995
                                                               -------  -------
Deferred tax liabilities:
  Excess tax depreciation..................................... $ 5,389  $23,425
  Disposition of subsidiary...................................   4,337        -
  Other.......................................................   1,543    2,018
  Sale of hospitals...........................................  (4,612)       -
  Restructuring charge........................................  (3,059)  (7,784)
                                                               -------  -------
      Total deferred tax liabilities.......................... $ 3,598  $17,659
                                                               =======  =======
Deferred tax assets:
  Current:
    Excess of book over tax bad debt provision................ $ 3,485  $   701
    Insurance.................................................   2,057        -
    Other.....................................................     155      250
                                                               -------  -------
      Total current deferred tax assets....................... $ 5,697  $   951
                                                               =======  =======
Non-current:
  Impairment loss............................................. $ 2,996  $18,108
  Net operating loss..........................................   9,833    5,952
  Sale of hospitals...........................................     701        -
  Restructuring charge........................................     452    1,094
  Disposition of subsidiary...................................    (487)       -
  Excess tax depreciation.....................................    (522)  (1,649)
  Other.......................................................      19       (9)
  Net operating loss valuation reserve........................  (6,301)  (2,162)
                                                               -------  -------
      Total non-current deferred tax assets................... $ 6,691  $21,334
                                                               =======  =======

  Deferred tax liabilities and assets by tax jurisdictions are as follows as of November 30, 1996 (in thousands):

                                                    DEFERRED        DEFERRED
                                                   TAX ASSETS    TAX LIABILITIES
                                                 --------------- ---------------
                                                            NON-            NON-
                                                 CURRENT CURRENT CURRENT CURRENT
                                                 ------- ------- ------- -------
U.S. Federal Income Taxes (consolidated)........  $4,932  $2,533    $  -  $3,598
State...........................................     765   4,158       -       -
                                                  ------  ------    ----  ------
                                                  $5,697  $6,691    $  -  $3,598
                                                  ======  ======    ====  ======

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7--INCOME TAXES (CONTINUED)

  Income before income taxes includes the following components:

                                                       1996      1995     1994
                                                     --------  --------  -------
                                                          (IN THOUSANDS)
Pretax income (loss):
  United States..................................... $(15,100) $(79,772) $ 7,846
  Foreign...........................................    6,701    13,238    9,326
                                                     --------  --------  -------
                                                     $ (8,399) $(66,534) $17,172
                                                     ========  ========  =======

Provision for income taxes consists of the following:

                                                       1996      1995     1994
                                                      -------  --------  ------
                                                          (IN THOUSANDS)
Current:
  Federal............................................ $(3,409) $(14,931) $1,497
  Foreign............................................   2,418     4,580   1,996
  State..............................................    (223)   (1,507)  1,614
                                                      -------  --------  ------
    Total current.................................... $(1,214) $(11,858) $5,107
Deferred:
  Federal............................................ $(2,558) $ (9,992) $1,295
  Foreign............................................       4       331   1,364
  State..............................................     721    (3,383)   (814)
                                                      -------  --------  ------
    Total deferred...................................  (1,833)  (13,044)  1,845
                                                      -------  --------  ------
                                                      $(3,047) $(24,902) $6,952
                                                      =======  ========  ======

  Reconciliation of federal statutory rate to effective income tax rate follows:

                                    1996              1995             1994
                               ---------------- ----------------- --------------
                               AMOUNT   PERCENT  AMOUNT   PERCENT AMOUNT PERCENT
                               -------  ------- --------  ------- ------ -------
                                            (AMOUNT IN THOUSANDS)
Tax at U.S. statutory rates..  $(2,855)   (34)% $(22,622)   (34)% $5,838    34%
State income taxes, net of
 federal taxes
 benefit (charge)............      329      4     (3,227)    (5)     528     3
Goodwill.....................   (2,428)   (29)         -      -        -     -
Non-deductible expenses......    1,170     14          -      -        -     -
Other........................      737      9        947      2      586     4
                               -------    ---   --------    ---   ------   ---
                               $(3,047)   (36)% $(24,902)   (37)% $6,952    41%
                               =======    ===   ========    ===   ======   ===

  The Company received income tax refunds (net of income taxes paid of $5.7 million) of $1.3 million in 1996. The Company made income tax payments of $8.0 million in 1995. The Company received income tax refunds (net of income taxes paid of $4.5 million) of $2.3 million in 1994.

  At November 30, 1996, the Company has deferred tax assets totalling $9.8 million related to State net operating loss carryforwards which expire in 1997 through 2012. Deferred tax assets related to State net

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7--INCOME TAXES (CONTINUED)

operating loss carryforwards increased $3.9 million in the current year primarily due to the loss recorded on the sale of the U.S. psychiatric hospitals. The valuation reserve was increased in fiscal 1996 to reserve for these losses as it is likely, at this time, that the Company will not receive future tax benefits therefrom. In fiscal year 1995, the Company decreased the valuation reserve by $.2 million for THY State net operating loss carryforwards that were realized in fiscal 1995 and for those that are expected to be realized in future years.

NOTE 8--LONG TERM DEBT

Long term debt is summarized as follows:

                                                                  1996    1995
                                                                 ------- -------
                                                                 (IN THOUSANDS)
Borrowings under revolving credit agreements...................  $16,800 $90,326
5 3/4% Convertible Subordinated Debentures due 2012, convert-
 ible into Common Stock of the Company at $35.89 per share, may be redeemed at 103.75% of face value as of October 15, 1992 declining annually to 100% of face value on or after October
 15, 1999......................................................    6,511   6,885
8 3/4% Subordinated Guaranteed Debentures due 1996.............        -   4,980
Other..........................................................       14   1,456
                                                                 ------- -------
                                                                  23,325 103,647
Less current portion...........................................    8,467  18,764
                                                                 ------- -------
                                                                 $14,858 $84,883
                                                                 ======= =======

  During May 1994, the Company and Bank of America National Trust and Savings Association entered into a credit agreement whereby THY was able to borrow, repay and reborrow up to $50 million through February 28, 1997. The Company repaid $50 million which was outstanding through June 21, 1996 under this agreement.

  During September 1993, the Company entered into a credit agreement with Bank of America National Trust and Savings Association whereby the Company was able to borrow up to $25 million through November 30, 1995 (the revolving loan period), at which time the amount outstanding was converted into a term loan payable in equal quarterly installments through November 30, 1998. As of November 30, 1996, interest was payable at LIBOR plus 1.0%. As of November 30, 1996, $16.8 million was outstanding under this agreement.

  The credit agreement contains provisions which, among other things, place restrictions on borrowing, capital expenditures and the payment of dividends, and requires the maintenance of certain financial ratios including tangible net worth, fixed charge coverage and funded debt. The Company is currently in compliance with or has received a waiver for all material covenants and restrictions contained in the agreement. Borrowings are unsecured and are guaranteed by the Company's domestic subsidiaries.

  The conversion price of the convertible debentures is subject to antidilutive provisions.

  The annual maturities of debt for five years ending November 30, 2001 and thereafter are as follows (in thousands):

     1997................................................................ $8,467
     1998................................................................  8,347
     1999................................................................      -
     2000................................................................      -
     2001................................................................      -
     Thereafter..........................................................  6,511

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 9--CAPITAL STOCK AND STOCK OPTIONS

  The Company has stock option plans whereby options may be granted at not less than 100% of fair market value at the date of grant and are exercisable at any time thereafter for a period of ten years, or five years for options granted prior to November 8, 1990. Options granted on and after November 8, 1990, are exercisable 20% at date of grant with the remaining 80% becoming exercisable at the rate of 20% each December 1 thereafter. At the time of exercise, at least one-third is payable in cash and the balance, if any, with a five-year note bearing interest at 8%. Stock options may also be exercised by the return of previously acquired shares of common stock. Shares obtained by such exercises are included in treasury stock and valued at the market value at date of exercise.

  On May 20, 1993, the Company issued 860,000 of non-qualified options to several key executives. The option price was $20 above the closing price of the Company's stock on the date of grant, or $29.50 per share. During fiscal year 1994, 146,000 shares of converging options were issued at an option price of $24.50 per share. For each year during which the Company meets specified performance targets, the option price will decrease by $5.00 until the option price and market price converge. The option price will be fixed at the market price on the date of convergence and the options will vest.

  If convergence does not occur during the first five years after grant of the options, the options will be canceled and the shares will revert to the 1989 Stock Incentive Plan and be available for reissuance. The Company met these targets for fiscal 1993. The Company did not meet these targets in fiscal years 1994-1996.

  A summary of activity under the plans during 1996, 1995 and 1994 is as follows:

                                         NUMBER OF      PRICE      AGGREGATE
                                           SHARES     PER SHARE   OPTION PRICE
                                         ----------  ------------ ------------
Options outstanding at November 30,
 1993...................................  3,578,000  $ 9.50-33.00     $ 61,399
  Options granted.......................  1,264,000   12.38-24.50       18,591
  Options cancelled and expired.........   (498,000)   9.50-33.00       (5,673)
  Treasury stock issued on exercise.....   (355,000)   9.50-33.00       (5,295)
  Options converged.....................          -         24.50       (4,300)
                                         ----------  ------------     --------
Options outstanding at November 30,
 1994...................................  3,989,000    9.50-28.88       64,722
  Options granted.......................  1,676,000    9.88-12.88       18,243
  Options cancelled and expired.........   (758,000)   9.50-24.50      (10,839)
  Treasury stock issued on exercise.....   (102,000)   9.50-12.88       (1,029)
                                         ----------  ------------     --------
Options outstanding at November 30,
 1995...................................  4,805,000    9.50-28.88       71,097
  Options granted.......................  1,311,000    8.00-12.00       12,721
  Treasury stock issued on exercise.....    (16,000)   9.50-9.875         (150)
  Options cancelled and expired......... (1,735,000)   8.00-28.88      (29,016)
                                         ----------  ------------     --------
Options outstanding at November 30,
 1996...................................  4,365,000  $8.00-28.875     $ 54,652
                                         ==========  ============     ========

  The market value of the Company's common stock at the date the options were exercised was $10.875-$12.00, $10.88-$13.63, $11.88-$18.75 for 1996, 1995 and
1994, respectively.

  At November 30, 1996, 2.4 million options were exercisable and 1.2 million (.7 million and 1.7 million at November 30, 1995 and 1994) were available for grant under the plans.

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 10--PROFIT SHARING PLAN

  The Company has a noncontributory, trusteed profit sharing plan which is qualified under Section 401 of the Internal Revenue Code. All regular non-union employees in the United States (union employees are eligible if the collective bargaining agreement so specifies) with at least 1,000 hours of service per annum, over 21 years of age, and employed at year-end are eligible for participation in the plan after one year of employment. The Company's contribution to the plan for any fiscal year, as determined by the Board of Directors, is discretionary, but is limited to an amount which is deductible for federal income tax purposes. Contributions to the plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. There were no contributions made by the Company in 1996, 1995 and 1994. During 1993, a 401(k) segment was added to the plan which allows employees to defer a portion of their salary on a pre-tax basis. The Company may match a portion of the amount deferred. The Company's matching contribution is determined by the Board of Directors each year. During 1996, 1995, and 1994 no matching contribution was made.

NOTE 11--DEFERRED COMPENSATION

  Effective November 30, 1989, a former Chairman of the Board of Directors of Community Psychiatric Centers terminated his employment with the Company and began receiving deferred compensation benefits. Approximately $162,000 of the annual payment of $323,000 was charged to expense as consideration for services rendered over the term of the consulting and noncompetition agreements which was to extend to November 30, 2000. In 1995, such former Chairman notified the Company of his position that certain provisions in the contract that accelerate the payment of certain deferred compensation were triggered and that up to $4.5 million was due from the Company thereunder.

  In January 1997, the Company settled this claim for $3.9 million. Of the amount to be paid, $1.8 million had been previously accrued and, as described in Note 2, $2.1 million of the settlement was accrued in November 1996. The settlement amount was paid in February 1997.

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 12--BUSINESS SEGMENT INFORMATION

  With the sales of the Company's U.S., Puerto Rico and United Kingdom psychiatric divisions in fiscal 1996, the Company is now primarily a provider of long-term acute care services in the United States. The following tables have been prepared in accordance with the requirements of FASB Statement No.
14. This information has been derived from the Company's accounting records.

                                                    YEAR ENDED NOVEMBER 30
                                                  ----------------------------
                                                    1996      1995      1994
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
Net operating revenues:
  U.S. psychiatric division.....................  $202,069  $248,408  $276,698
  U.K. psychiatric division.....................    37,190    63,319    46,226
  Long-term acute care division.................   264,007   203,264   101,031
                                                  --------  --------  --------
                                                  $503,266  $514,991  $423,955
Operating profit:
  U.S. psychiatric division.....................  $  7,584  $ 14,345  $ 29,778
  U.K. psychiatric division.....................     9,442    17,880    12,558
  Long-term acute care division.................    30,424    21,444    (7,630)
                                                  --------  --------  --------
                                                  $ 47,450  $ 53,669  $ 34,706
Other income and expense:
  Other income..................................  $  3,928  $  2,513  $  3,785
  Depreciation and amortization.................   (22,364)  (23,344)  (18,649)
  Interest expense..............................    (3,889)   (5,256)   (3,545)
  Non-recurring transaction, net................   (33,524)  (94,116)      875
                                                  --------  --------  --------
    Earnings (loss) before income taxes.........  $ (8,399) $(66,534) $ 17,172
Identifiable assets:
  U.S. psychiatric division(1)..................  $ 69,859  $343,082  $396,377
  U.K. psychiatric division.....................         -    78,248    68,640
  Long-term acute care division.................   396,088   183,295   134,987
                                                  --------  --------  --------
                                                  $465,947  $604,625  $600,004
Depreciation and amortization expense:
  U.S. psychiatric division.....................  $ 10,267  $ 12,318  $ 11,197
  U.K. psychiatric division.....................     1,954     3,214     2,514
  Long-term acute care division.................    10,143     7,812     4,938
                                                  --------  --------  --------
                                                  $ 22,364  $ 23,344  $ 18,649
Capitalized expenditures for property, building,
 and equipment:(2)
  U.S. psychiatric division.....................  $ 10,096  $ 13,276  $ 11,194
  U.K. psychiatric division.....................     5,973     7,962     6,209
  Long-term acute care division.................    19,350    18,901    31,357
                                                  --------  --------  --------
                                                  $ 35,419  $ 40,139  $ 48,760

--------
(1) The U.S. psychiatric division was sold to Behavioral Healthcare Corporation on November 30, 1996. Amount represents the equity interest received as partial compensation for the sale of the division.
(2) Excludes assets acquired in business acquisitions of $2.1 million, $8.6 million and $4.8 million in 1996, 1995 and 1994, respectively.

                       TRANSITIONAL HOSPITALS CORPORATION
                    (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 13--FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and Cash Equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

  Short-Term Investments: The fair values for investment in debt securities are based on quoted market prices with unrealized gains, or losses, net of tax, reported in a separate component of stockholders' equity.

  Long-Term and Short-Term Debt: The carrying amounts of the Company's long-term and short-term debt approximates its fair value.

NOTE 14--COMMITMENTS AND CONTINGENCIES

  On September 28, 1995, the Company reached an agreement to settle certain consolidated securities class action lawsuits and a related shareholder derivative action. Although management of the Company believed that the claims asserted in such suits lacked merit, the Company believed that it was prudent to settle these cases due to the continuing substantial costs of defense, the distraction of management's attention and the risks associated with litigation. During the third and fourth quarters of 1995, the Company recorded charges totaling $46.0 million ($28.9 million after tax) relating to settlement of the lawsuits and associated legal fees and expenses. The suits, filed in late 1991, alleged violations of the federal securities laws by the Company and certain individuals between September 1990 and November 1991 arising from the activities of the U.S. Psychiatric Division. The principal terms of the agreement called for a settlement amount of $42.5 million consisting of a cash settlement fund of $21.25 million and shares of the Company's common stock with a value of $21.25 million. The cash amount, plus interest, was paid in November 1995. The shares issued to the plaintiff class were previously repurchased by the Company pursuant to a stock buyback program during late 1991 through early 1993. On March 4, 1996 the Company issued 689,189 of common shares to the plaintiffs' attorney which represented a portion of the settlement to be made in common stock. The remaining portion of the settlement in common stock totaled 1,652,778 shares which were issued on August 21, 1996. Upon issuance, these shares had a dilutive effect on the Company's earnings per share. As a result of the stock issued upon the settlement of this lawsuit, a large number of shareholders became holders of less than 100 shares of the Company's stock. To reduce administrative costs related to servicing these small shareholders, on January 21, 1997, the Company implemented a small shareholder selling program offering shareholders who own less than 100 shares a convenient method for selling their shares.

  In July 1995, the Government served a whistleblower suit against the Company's Subsidiary, CPC Oklahoma, Inc., under the Federal False Claims Act. CPC Oklahoma, Inc. operated Southwind Hospital, a psychiatric hospital located in Oklahoma City, Oklahoma. The suit was originally filed by a former employee and a relative of another employee under the qui tam provisions of the Act. Invoking its rights under the Act, the United States took over the case. In November 1996, Southwind and the Government reached an agreement in principle under which Southwind would pay $750,000 to the Government in exchange for a release of the Government's civil and administrative claims. The settlement was paid in February 1997. In a related action, on August 4, 1995, federal and state authorities executed a search warrant at Southwind and seized various records. In December 1996, the Government notified Southwind that it had decided to discontinue any further criminal investigation of this matter.

  The Company is subject to ordinary and routine litigation incidental to its business, including those arising from patient treatment, injuries or death for which it is covered by liability insurance, and those arising from actions involving employees. Management believes that the ultimate resolution of such proceedings will not have a material adverse effect on the Company.

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 15--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following is a tabulation of the unaudited quarterly data for the two years ended November 30, 1996:

                                               THREE MONTHS ENDED
                                   -------------------------------------------
                                   FEBRUARY 28  MAY 31  AUGUST 31  NOVEMBER 30
                                   ----------- -------- ---------  -----------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996
Total revenues....................    $127,975 $142,282  $120,001     $116,936
Net income (loss).................       3,723    6,226    39,108      (54,409)
Earnings (loss) per common
 share*...........................        0.09     0.14      0.88        (1.26)
Per common share:
Dividend declared.................           -        -         -            -
  Stock prices:
    High..........................      12 1/4       10     9 3/4        9 1/2
    Low...........................       8 5/8        8     7 3/4            8
1995
Total revenues....................    $121,609 $138,479  $130,909     $126,507
Net income (loss).................       5,930    9,178   (24,332)     (32,408)
Earnings (loss) per common
 share**..........................        0.14     0.21     (0.56)       (0.74)
Per common share:
Dividend declared.................           -     0.01         -            -
  Stock prices:
    High..........................      12 1/2   13 3/4    13 1/2       12 1/2
    Low...........................       9 5/8   11 1/2    10 1/2       10 1/4

--------
 * Included in earnings per share for the first, second and third quarter of 1996 are restructuring charges of $.01, $.01 and $.01 per share, respectively, related to employee termination benefits and other exit costs resulting from the closure of four psychiatric hospitals in fiscal year 1996. Included in earnings per share for the third quarter of 1996 is a net gain of $.81 per share on the sale of the Company's United Kingdom psychiatric hospitals. Included in earnings per share for the fourth quarter is a loss of $(1.28) per share related primarily to the sale of the Company's U.S. psychiatric hospitals.
** Included in earnings per share for the second quarter of 1995 is a restructuring credit $(.03) totaling $2.5 million ($1.5 million after tax) from the resolution of previously restructured psychiatric assets. Earnings per share in the third quarter of 1995 include $(.65) for a pre-tax charge of $45.0 million ($28.4 million after tax) relating to the settlement of shareholder litigation. Earnings per share in the fourth quarter of 1995 include a charge of $(.01) related to legal expenses associated with the legal settlement and $(.65) for a pre-tax charge of $46.0 million ($28.4 million after tax) related to impairment of assets. Also included in the fourth quarter of 1995 is a pre-tax restructuring charge of $4.6 million ($2.8 million after tax) or $.07 per share related to employee termination benefits and other costs in connection with the decision to close six psychiatric hospitals and three regional offices.

NOTE 16--PREFERRED STOCK PURCHASE RIGHTS AND PREFERRED STOCK

  On June 21, 1996 the Board of Directors of the Company declared a dividend of one preferred stock purchase right (the "Rights") on each outstanding share of common stock, payable to stockholders of record on July 16, 1996. Each Right will entitle the holder thereof after the Rights become exercisable and until June 20, 2006 (or the earlier redemption, exchange or termination of the Rights), to buy one one-hundredth of a share of Series B Junior Participating Preferred Stock (the "Preferred Stock") at an exercise price of $45.00, subject to

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16--PREFERRED STOCK PURCHASE RIGHTS AND PREFERRED STOCK (CONTINUED)

certain antidilution adjustments (the "Purchase Price"). The Rights will be represented by the Common Stock certificates and will not be exercisable or transferable apart from the Common Stock until the earlier of (i) the tenth day after the public announcement that a Person or group has become an Acquiring Person (a Person who has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock), or (ii) the tenth day after a person or group commences, or announces an intention to commence, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a Person or group of 15% or more of the Common Stock (the earlier of (i) and (ii) being called herein the "Distribution Date"). Prior to the Distribution Date, the Board of Directors has the power, under certain circumstances, to postpone the Distribution Date. The Rights will first become exercisable on the Distribution Date, unless earlier redeemed or exchanged, and may then begin trading separately from the Common Stock. The Rights will at no time have any voting rights.

  With certain exceptions, in the event that (i) the Company were acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or its Common Stock is changed or exchanged (other than a merger which follows certain cash offers for all outstanding Common Stock approved by the board) or (ii) more than 50% of the Company's assets or earning power were sold, proper provision shall be made so that each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof, that number of share of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then-current exercise price of one Right.

  At any time after a Person has become an Acquiring Person and prior to the acquisition of 50% or more of the then-outstanding Common Stock by such Acquiring Person, the Board of Directors may cause the Company to acquire the Rights (other than Rights owned by an Acquiring person which have become void), in whole or in part, in exchange for that number of shares of Common Stock having an aggregate value equal to the excess of the value of the Common Stock issuable upon exercise of a Right after a Person becomes an Acquiring Person over the Purchase Price.

  The Rights are redeemable at $0.01 per Right prior to the first date of public announcement that a Person or group has become an Acquiring Person. Prior to the expiration of the period during which the Rights may be redeemed, the Board of Directors has the power, under certain circumstances, to extend the redemption period. The Rights will expire on June 20, 2006 (unless earlier redeemed or exchanged).

  The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

NOTE 17--SUBSEQUENT EVENTS (UNAUDITED)

  On June 18, 1997, THY entered into an agreement and plan of merger with Vencor, Inc. (the "Vencor Merger Agreement") under which Vencor would acquire all of the Company's outstanding stock at $16.00 per share (the "Acquisition"). The Acquisition is structured as a cash tender offer to be followed by a second-step merger pursuant to which a wholly-owned subsidiary of Vencor will acquire all remaining shares which have not been tendered. Vencor's wholly-owned subsidiary acquired 37,247,234 shares (approximately 95.5% of the outstanding THY shares) in the tender offer which expired on June 19, 1997. THY and Vencor are in the process of completing the merger of Vencor's wholly-owned subsidiary with and into THY. Upon consummation of the merger, each share not purchased through the tender offer will be converted into the right to receive $16.00 in cash. The closing of the Acquisition is subject to customary conditions. The merger is expected to be completed within 60 to 75 days of the expiration of the tender offer.

                      TRANSITIONAL HOSPITALS CORPORATION
                   (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 17--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)

  Prior to entering into the Vencor Merger Agreement, THY had entered into an agreement and plan of merger with Select Medical Corporation ("Select") whereby Select would acquire all of the outstanding shares of THY for $14.55 per share (the "Select Merger Agreement"). The Select Merger Agreement was terminated prior to the execution of the Agreement with Vencor. Pursuant to the terms of the Select Merger Agreement, THY paid Select a break-up fee of approximately $19.4 million in June 1997.

  On June 6, 1997, THY announced that it had been advised that it was a target of a grand jury investigation arising from activities of THY's formerly owned dialysis business. The investigation involves purported Medicare fraud involving certain laboratory tests performed by a partnership which existed from June 1987 to June 1992 between Damon Corporation and THY. THY spun off its dialysis business, now called Vivra Incorporated, on September 1, 1989. Based on the current status of this matter, management is not able to determine what impact, if any, the resolution of this matter will have on the Company's financial position or results of operations.

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To The Board of Directors
of Transitional Hospitals Corporation

  Our audits of the consolidated financial statements of Transitional Hospitals Corporation (formerly Community Psychiatric Centers) and its subsidiaries referred to in our report dated January 24, 1997 with respect to the consolidated financial statements included in this Proxy Statement also included an audit of Financial Statement Schedule II of Transitional Hospitals Corporation and its subsidiaries for the years ended November 30, 1996 and 1995. In our opinion, this Financial Statement Schedule of Transitional Hospitals Corporation and its subsidiaries for the years ended November 30, 1996 and 1995 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements for the years ended November 30, 1996 and 1995.

/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
Los Angeles, California
January 24, 1997

              TRANSITIONAL HOSPITALS CORPORATION AND SUBSIDIARIES
                    (FORMERLY COMMUNITY PSYCHIATRIC CENTERS)
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
COLUMN A                   COLUMN B            COLUMN C           COLUMN D    COLUMN E
-----------------------------------------------------------------------------------------
                                              ADDITIONS
                                      --------------------------
                          BALANCE AT  CHARGED TO    CHARGED TO
                         BEGINNING OF  COSTS AND  OTHER ACCOUNTS DEDUCTIONS  BALANCE AT
DESCRIPTION                 PERIOD     EXPENSES     --DESCRIBE   --DESCRIBE END OF PERIOD
-----------------------------------------------------------------------------------------
Year ended November 30,  $22,658,000  $26,966,000                    (1)     $29,381,000
 1994...................                           $(20,325,000)
                                                         82,000      (2)
Year ended November 30,   29,381,000   28,732,000                    (1)      24,682,000
 1995...................                            (33,383,000)
                                                        (48,000)     (2)
Year ended November 30,   24,682,000   20,101,000                    (1)      21,448,000
 1996...................                             (3,586,000)
                                                    (17,317,000)     (3)
                                                     (2,432,000)     (4)

--------
(1) Write-offs, net of recoveries.
(2) Foreign currency translation adjustment.
(3) Represent allowance for bad debts for the U.S. psychiatric hospitals that were sold on November 30, 1996.
(4) Represent allowance for bad debts for the U.K. psychiatric hospitals that were sold on June 21, 1996.

              TRANSITIONAL HOSPITALS CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                           SIX MONTHS ENDED  THREE MONTHS ENDED
                                                MAY 31             MAY 31
                                           ----------------- -------------------
                                             1997     1996     1997      1996
                                           -------- -------- --------  ---------
                                           (000S OMITTED EXCEPT PER SHARE DATA)
REVENUES:
  Net operating revenues.................. $156,543 $269,223 $ 81,627  $ 141,734
  Investment and other income.............    5,872    1,240    3,344        754
                                           -------- -------- --------  ---------
                                            162,415  270,463   84,971    142,488
COSTS AND EXPENSES:
  Operating expenses......................  126,178  210,760   67,186    109,483
  General and administrative expenses.....   11,536   16,631    6,227      8,696
  Bad debt expense........................    3,821   10,379    2,242      5,480
  Depreciation and amortization...........    6,969   11,776    3,470      6,133
  Interest expense........................      606    3,228      248      1,855
  Non-recurring transactions..............    6,606    1,643    6,606        800
                                           -------- -------- --------  ---------
                                            155,716  254,417   85,979    132,447
INCOME (LOSS) BEFORE INCOME TAXES.........    6,699   16,046   (1,008)    10,041
  Income Taxes............................    5,189    6,097    2,183      3,815
                                           -------- -------- --------  ---------
NET INCOME (LOSS)......................... $  1,510 $  9,949 $ (3,191)  $  6,226
                                           ======== ======== ========  =========
NET INCOME (LOSS) PER COMMON SHARE........ $   0.04 $   0.23 $  (0.08)  $   0.14
                                           ======== ======== ========  =========
WEIGHTED AVERAGE COMMON SHARES............   39,768   44,051   38,860     44,396
                                           ======== ======== ========  =========


           See notes to condensed consolidated financial statements.

              TRANSITIONAL HOSPITALS CORPORATION AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                        MAY 31     NOVEMBER 30
                                                         1997         1996
                                                      -----------  -----------
                                                      (UNAUDITED)
                                                       (000S OMITTED EXCEPT
                                                          PER SHARE DATA)
                        ASSETS
CURRENT:
  Cash and cash equivalents..........................    $ 60,359     $ 84,313
  Short-term investments.............................       5,888       16,777
  Accounts receivable, less allowances for doubtful
   accounts
   1997--$12,728/1996--$21,448.......................      59,098       55,557
  Prepaid expenses and other current assets..........      12,669       14,784
  Property held for sale.............................       8,533       13,393
  Refundable and deferred income taxes...............      16,881       21,419
                                                         --------     --------
  TOTAL CURRENT ASSETS...............................     163,428      206,243
PROPERTY, BUILDINGS & EQUIPMENT--at cost less
 allowances for depreciation.........................     164,466      153,933
INVESTMENT IN AFFILIATE..............................      72,480       69,859
REFUNDABLE AND DEFERRED INCOME TAXES.................       6,099       15,966
OTHER ASSETS.........................................      23,390       19,946
                                                         --------     --------
                                                         $429,863     $465,947
                                                         ========     ========
          LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT:
  Accounts payable...................................    $  9,387     $  9,136
  Accrued payroll and other expenses.................      15,920       15,680
  Income taxes payable...............................         451            -
  Payable to third parties under reimbursement
   contracts.........................................      15,840       13,954
  Other accrued liabilities..........................       8,921       17,796
  Current maturities on long-term debt...............       8,371        8,467
                                                         --------     --------
TOTAL CURRENT LIABILITIES............................      58,890       65,033
LONG-TERM DEBT, EXCLUSIVE OF CURRENT MATURITIES......      10,442       14,858
DEFERRED INCOME TAXES AND OTHER LIABILITIES..........       3,505        3,857
STOCKHOLDERS' EQUITY:
  Preferred stock, par value $1.00, authorized 2,000
   shares; none issued...............................           -            -
  Common stock, par value $1.00, authorized 100,000
   shares;
   issued 1997--46,856 shares and 1996--46,856
   shares............................................      46,856       46,856
  Additional paid-in capital.........................      57,173       56,657
  Unrealized gains on investments in debt
   securities........................................          34          163
  Retained earnings..................................     323,220      321,710
  Less treasury stock-at cost 1997--7,862 shares and      (70,257)     (43,187)
   1996--4,988 shares................................    --------     --------
                                                          357,026      382,199
                                                         --------     --------
                                                         $429,863     $465,947
                                                         ========     ========

           See notes to condensed consolidated financial statements.

              TRANSITIONAL HOSPITALS CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                            SIX MONTHS ENDED
                                                                 MAY 31
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                                                             (000S OMITTED)
CASH FROM OPERATING ACTIVITIES:
  Net income............................................... $  1,510  $  9,949
    Adjustments to reconcile net income to cash used for
     operating activities:
      Depreciation and amortization........................    6,969    11,776
      Provision for bad debts..............................    3,821    10,379
      Non-recurring transactions...........................    6,100     1,643
      Gain on the sale of property.........................        -      (103)
      Other................................................   (1,785)    1,038
    Changes in assets and liabilities, exclusive of
     business acquisitions and
     disposals:
      Accounts receivable..................................   (7,362)  (12,882)
      Payable to third parties under reimbursement
       contracts...........................................    1,886     9,304
      Prepaid expenses and other current assets............   (1,015)   (4,901)
      Accounts payable and accrued expenses................      491    (9,020)
      Other accrued liabilities............................  (14,975)   (5,199)
      Income taxes.........................................   14,762    11,445
                                                            --------  --------
        Net cash provided from operations..................   10,402    23,429
CASH FLOWS FROM FINANCING ACTIVITIES:
  Purchase of treasury shares..............................  (28,531)        -
  Payment of deferred compensation.........................     (545)        -
  Net proceeds from exercise of stock options..............    1,975       150
  Payments on long-term debt...............................   (4,512)  (11,939)
                                                            --------  --------
        Net cash used for financing activities.............  (31,613)  (11,789)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of short-term investments............   20,516     5,601
  Purchases of short-term investments......................   (9,756)        -
  Payments received on notes...............................    3,358     1,145
  Loans made to officers...................................     (300)     (750)
  Purchase of property, buildings and equipment............   (9,414)  (18,917)
  Proceeds from the sale of property, buildings and equip-
   ment....................................................    4,534     1,632
  Investment in joint venture..............................   (4,009)        -
  Investment in pre-opening costs..........................   (1,435)     (831)
  Payments for business acquisitions:
   Property, buildings and equipment.......................   (6,057)        -
   Excess of purchase price over value of assets acquired..     (180)        -
                                                            --------  --------
        Net cash used for investing activities.............   (2,743)  (12,120)
                                                            --------  --------
Net decrease in cash and cash equivalents..................  (23,954)     (480)
Beginning cash and cash equivalents........................   84,313    17,263
                                                            --------  --------
Ending cash and cash equivalents........................... $ 60,359  $ 16,783
                                                            ========  ========

           See notes to condensed consolidated financial statements.

              TRANSITIONAL HOSPITALS CORPORATION AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 MAY 31, 1997

NOTE A: BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and footnotes thereto included in the Transitional Hospitals Corporation (the "Company") Annual Report on Form 10-K for the year ended November 30, 1996.

NOTE B: MERGER WITH VENCOR, INC.

  On June 18, 1997, the Company entered into an agreement and plan of merger with Vencor, Inc. (the "Vencor Merger Agreement") under which Vencor, Inc. ("Vencor") would acquire all of the Company's outstanding common stock at $16.00 per share (the "Acquisition"). The Acquisition is structured as a cash tender offer to be followed by a second-step merger pursuant to which a wholly-owned subsidiary of Vencor will acquire all shares which were not acquired in the tender offer. Vencor's wholly-owned subsidiary acquired 37.2 million shares (approximately 95.5% of the outstanding shares of the Company) in the tender offer which expired on June 19, 1997. On June 24, 1997, the Company completed the tender offer, after which time operations of the Company will be consolidated with those of Vencor. The Company and Vencor are in the process of completing the merger of Vencor's wholly-owned subsidiary with and into the Company. Upon consummation of the merger, each share not purchased through the tender offer will be converted into the right to receive $16.00 in cash. The closing of the Acquisition is subject to customary conditions. The merger is expected to be completed within 45 to 60 days of the expiration of the tender offer.

  Prior to entering into the Vencor Merger Agreement, the Company had entered into an agreement and plan of merger with Select Medical Corporation ("Select") whereby Select would acquire all of the outstanding common stock of the Company for $14.55 per share (the "Select Merger Agreement"). The Select Merger Agreement was terminated prior to the execution of the Vencor Merger Agreement. Pursuant to the terms of the Select Merger Agreement, the Company paid Select a break-up fee of approximately $19.4 million in June 1997. This payment is not included in the statement of operations for the six months ended May 31, 1997.

NOTE C: TRANSACTION EXPENSES (NON-RECURRING TRANSACTIONS)

  As of May 31, 1997, $6.6 million had been expensed for investment banking and legal fees related to the sale of the Company. These transaction expenses are considered to be permanent differences for income tax purposes, and thus are not tax effected for purposes of calculating the fiscal year 1997 tax provision.

  For the six months and quarter ended May 31, 1996, non-recurring transaction costs totaling $1.6 million and $.8 million, respectively, for termination benefits and other exit costs were incurred in connection with the decision to close three psychiatric hospitals.

              TRANSITIONAL HOSPITALS CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)
                                 MAY 31, 1997

NOTE D: DISPOSALS OF PSYCHIATRIC HOSPITALS

  As more fully described in the Company's 1996 Annual Report to Stockholders and Annual Report on Form 10-K, the Company sold its United Kingdom psychiatric operations on June 21, 1996 and substantially all of its U.S. psychiatric operations on November 30, 1996. The U.S. psychiatric operations were sold to Behavioral Healthcare Corporation ("BHC") for $60 million in cash and a 61% (44.2% voting equity interest) ownership interest in BHC. Following is a summary of unaudited summary financial information for the above described entities included in the Company's historical statement of operations.

                                           SIX MONTHS ENDED THREE MONTHS ENDED
                                                MAY 31            MAY 31
                                           ---------------- -------------------
                                            1997     1996     1997      1996
                                           ------- -------- --------- ---------
                                           (000S OMITTED EXCEPT PER SHARE DATA)
U.K. psychiatric operations:
  Total revenues..........................       - $ 33,094         - $  17,840
  Income before taxes.....................       -    6,496         -     4,397
  Net income..............................       -    4,222         -     2,858
  Earnings per share......................       -     0.10         -      0.06
U.S. psychiatric operations:
  Total revenues..........................       - $109,479         - $  56,823
  Income before taxes*....................       -    1,568         -     1,373
  Net income..............................       -      810         -       737
  Earnings per share......................       -     0.02         -      0.02

* Included in the statements of operations for the six months and quarter ended May 31, 1996 are operating losses and restructuring charges related to nine U.S. psychiatric hospitals that were closed between November 1995 and April 1996. Total operating losses for these facilities were $4.2 million and $2.4 million, respectively, for the six months and quarter ended May 31, 1996. Total restructuring charges for the closure of these facilities were $1.6 million and $0.8 million for the six months and quarter ended May 31, 1996.

NOTE E: INVESTMENT IN AFFILIATE

  As described in Note D, the Company retained a 61% (44.2% voting equity interest) ownership interest in BHC. The investment is accounted for under the equity method of accounting and thus only the Company's share of BHC's net income is included in the statement of operations for both the six months and quarter ended May 31, 1997. A summary of unaudited BHC statement of operations information is described below:

                         SIX MONTHS ENDED THREE MONTHS ENDED
                           MAY 31, 1997      MAY 31, 1997
                         ---------------- ------------------
                            (000S OMITTED EXCEPT PER SHARE DATA)
Total revenues..........     $159,254          $83,496
Income before taxes.....       10,872            7,961
Net income..............        6,558            4,774
Company's share of BHC
 net income.............        2,901            2,112
Earnings per share......         0.04             0.03

              TRANSITIONAL HOSPITALS CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)
                                 MAY 31, 1997

NOTE F: CONTINGENCIES

  On June 20, 1997, the Company was made aware of a lawsuit that was filed against the Company and certain senior executives and directors of the Company alleging that the Company failed to make timely disclosure to stockholders that it had received a written offer to acquire all of the Company's common stock. The complaint asserts claims pursuant to Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and common law principles of negligent misrepresentation. The plaintiffs in the suit are persons who sold the Company's common stock between February 26, 1997 and May 4, 1997. The Company has not been served with this lawsuit nor is the Company able to determine what impact, if any, the lawsuit would have on the Company's financial position or results of operations.

  On June 6, 1997, the Company announced that it had been advised that it was a target of a grand jury investigation arising from activities of the Company's formerly owned dialysis business. The investigation involves purported Medicare fraud involving certain laboratory tests performed by a partnership which existed from June 1987 to June 1992 between Damon Corporation and the Company. The Company spun off its dialysis business, now called Vivra Incorporated, on September 1, 1989. Based on the current status of this matter, management is not able to determine what impact, if any, the resolution of this matter will have on the Company's financial position or results of operations.

  On May 14, 1997, Charles Miller and Kenneth Steiner, former stockholders of the Company, filed a purported class action lawsuit against the Company and each of its directors in the District Court for Clark County, Nevada. The complaint alleges that the Board breached its fiduciary duty by entering into the Select Merger Agreement, and seeks, among other things, (i) injunctive relief barring the Company from consummating the transactions contemplated by the Select Merger Agreement, (ii) declaratory relief to invalidate the provisions of the Select Merger Agreement providing for the termination fee of $19.4 million payable to Select under certain circumstances, and (iii) damages against the Company's directors for breaching their fiduciary duties in connection with the negotiation and execution of the Select Merger Agreement. The Company believes that the allegations in the complaint are without merit.

  On May 7, 1997, Vencor, Jill L. Force and Patrick Mattingly (the "Vencor Complaint") filed a complaint in the United States District Court of Nevada against the Company, each of the directors of the Company and SM Acquisition Co. (a wholly owned subsidiary of Select). The issues raised in the Vencor Complaint were similar to those raised in the Miller/Steiner complaint noted above. The Vencor Complaint was dismissed without prejudice in June 1997.

  The Company is subject to ordinary and routine litigation incidental to its business, including those arising from patient treatment, injuries or death for which it is covered by liability insurance, and those arising from actions involving employees. Management believes that the ultimate resolution of such proceedings will not have a material adverse effect on the Company's financial position or results of operations.

                                                                      APPENDIX A


                      AGREEMENT AND PLAN OF REORGANIZATION

                                 BY AND BETWEEN

                                  VENCOR, INC.

                                      AND

                            VENCOR HEALTHCARE, INC.

                           DATED AS OF         , 1998

                               TABLE OF CONTENTS

                                   ARTICLE I

                                  DEFINITIONS

 1.01 General.............................................................    1

                                   ARTICLE II

                PRE-DISTRIBUTION TRANSACTIONS; CERTAIN COVENANTS

 2.01 Corporate Restructuring Transactions................................    8
 2.02 Charters and Bylaws.................................................    9
      (a) Certificate of Incorporation and By-Laws of Vencor..............    9
      (b) Certificate of Incorporation and By-Laws of Healthcare Company..    9
 2.03 Election of Directors of Vencor and Healthcare Company..............    9
 2.04 Transfer and Assignment of Certain Licenses and Permits.............    9
      (a) Licenses and Permits Relating to the Real Estate Business.......    9
      (b) Licenses and Permits Relating to the Healthcare Business........    9
 2.05 Transfer of Assets and Assumption of Liabilities....................    9
 2.06 Financing Arrangements..............................................    9
 2.07 Consents............................................................    9
 2.08 Other Transactions..................................................   10
 2.09 Election of Officers................................................   10
 2.10 Registration Statement..............................................   10
 2.11 State Securities Laws...............................................   10
 2.12 Listing Application.................................................   10
 2.13 Director, Officer and Employee Resignations.........................   10
      (a) Resignation by Directors and Employees of the Vencor Group......   10
      (b) Resignations by Directors and Employees of the Healthcare
      Company Group.......................................................   10
 2.14 Ancillary Agreements................................................   10

                                  ARTICLE III

                    SURVIVAL, ASSUMPTION AND INDEMNIFICATION

 3.01 Survival of Agreements..............................................   11
 3.02 Taxes...............................................................   11
 3.03 Assumption And Indemnification......................................   11
 3.04 Procedure For Indemnification.......................................   12

                                   ARTICLE IV

                          CERTAIN ADDITIONAL COVENANTS

 4.01 Further Assurances..................................................   13
 4.02 Receivables Collection And Other Payments...........................   14

                                   ARTICLE V

                             ACCESS TO INFORMATION

 5.01 Provision of Corporate Records.......................................   14
 5.02 Access to Information................................................   15
 5.03 Litigation Support And Production of Witnesses.......................   15
 5.04 Reimbursement........................................................   15
 5.05 Retention of Records.................................................   15
 5.06 Privileged Information...............................................   16
 5.07 Confidentiality......................................................   17

                                   ARTICLE VI

                               DISPUTE RESOLUTION

 6.01 Mediation............................................................   17
 6.02 Arbitration..........................................................   17

                                  ARTICLE VII

                  NO REPRESENTATIONS OR WARRANTIES; EXCEPTIONS

 7.01 No Representations or Warranties; Exceptions.........................   17

                                  ARTICLE VIII

                                 MISCELLANEOUS

 8.01 Conditions to Obligations............................................   18
 8.02 Complete Agreement...................................................   19
 8.03 Expenses.............................................................   19
 8.04 Governing Law........................................................   19
 8.05 Notices..............................................................   19
 8.06 Amendment And Modification...........................................   20
 8.07 Successors And Assigns; No Third Party Beneficiaries.................   20
 8.08 Counterparts.........................................................   20
 8.09 Interpretation.......................................................   20
 8.10 Legal Enforceability.................................................   20
 8.11 References; Construction.............................................   20
 8.12 Termination..........................................................   20

SCHEDULES*

Schedule 1.01(a) Development Properties
Schedule 1.01(b) Healthcare Company Subsidiaries
Schedule 1.01(c) Properties
Schedule 1.01(d) Vencor Subsidiaries

EXHIBITS*

Exhibit AForm of Corporate Restructuring Transactions
Exhibit BForm of Debt and Cash Allocation Agreement
Exhibit CForm of Development Agreement
Exhibit DForm of Distribution Agreement
Exhibit EForm of Employee Benefits Agreement
Exhibit FHealthcare Company Pro Forma Balance Sheet
Exhibit GForm of Insurance Agreement
Exhibit HForm of Intellectual Property Agreement
Exhibit IForm of Master Lease Agreement
Exhibit JForm of Participation Agreement
Exhibit KForm of Tax Allocation Agreement
Exhibit LForm of Transition Services Agreement
Exhibit MVencor Pro Forma Balance Sheet
Exhibit N-1 Vencor Certificate of Incorporation
Exhibit N-2 Vencor By-Laws
Exhibit O-1 Healthcare Company Certificate of Incorporation
Exhibit O-2 Healthcare Company By-Laws


--------
* All schedules and exhibits intentionally omitted from this Proxy Statement.

                     AGREEMENT AND PLAN OF REORGANIZATION

  THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and
entered into as of this    day of       1998, by and between Vencor, Inc., a
Delaware corporation ("Vencor"), and Vencor Healthcare, Inc., a Delaware corporation ("Healthcare Company").

                             W I T N E S S E T H:

  WHEREAS, the Board of Directors of Vencor has determined that it is appropriate and desirable to (a) separate Vencor and its subsidiaries into two publicly-owned companies so that (i) the assets and liabilities relating to substantially all of the Vencor-owned land, buildings and other improvements and real estate related assets are allocated to Vencor (the "Real Estate Business") which will be renamed "Ventas, Inc.," a Delaware corporation, immediately prior to the Distribution (as defined herein), and (ii) the other assets and liabilities relating to the historical operations of Vencor, including the Development Properties (as defined herein), are allocated to Healthcare Company (the "Healthcare Business"), which will be renamed Vencor, Inc. immediately prior to the Distribution; and (b) pursuant to a Distribution Agreement (as defined herein) distribute (the "Distribution"), following such reorganization, as a dividend to the holders of the issued and outstanding shares of common stock, par value $.25 per share, of Vencor ("Vencor Common Stock") all of the issued and outstanding shares of common stock, par value $.25 per share, of Healthcare Company ("Healthcare Company Common Stock") on the basis of one share of Healthcare Company Common Stock for each share of Vencor Common Stock;

  WHEREAS, the parties hereto have determined that it is necessary and desirable to set forth the principal corporate transactions required to effect such separation and the Distribution and to set forth other agreements that will govern certain other matters prior to and following the Distribution;

  NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

  1.01 General. Unless otherwise defined herein or unless the context otherwise requires, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

  "Action" shall mean any demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

  "Affiliate" shall mean with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, however, that for purposes of this Agreement, no member of either Group shall be deemed to be an Affiliate of any member of the other Group.

  "Agreement" shall have the meaning set forth in the preamble to this Agreement.

  "Agreement Disputes" shall have the meaning set forth in Section 6.01 of this Agreement.

  "Ancillary Agreements" shall mean all the written agreements, instruments, understandings, assignments or other arrangements (other than this Agreement) entered into by the parties hereto or any other member of their respective Group in connection with the Corporate Restructuring Transactions, the Distribution and the other transactions contemplated hereby or thereby, including, without limitation, the following:

    (i)the Master Lease Agreement;

    (ii)the Development Agreement;

    (iii)the Participation Agreement;

    (iv)the Employee Benefits Agreement;

    (v)the Intellectual Property Agreement;

    (vi)the Tax Allocation Agreement;

    (vii)the Transition Services Agreement;

    (viii)the Conveyance and Assumption Instruments;

    (ix)the Debt and Cash Allocation Agreement;

    (x)the Distribution Agreement; and

    (xi)the Insurance Agreement.

  "Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions located in the States of Kentucky, New York or Delaware are authorized or obligated by law or executive order to close.

  "Code" shall mean the Internal Revenue Code of 1986, as amended, or any successor legislation and the regulations promulgated thereunder.

  "Conveyancing and Assumption Instruments" shall mean, collectively, the various written agreements, instruments and other documents to be entered into to effect the Corporate Restructuring Transactions or otherwise effect the transfer of assets and the assumption of liabilities in the manner contemplated by this Agreement, the Ancillary Agreements and the Corporate Restructuring Transactions.

  "Corporate Restructuring Transactions" shall mean, collectively, (a) each of the mergers, transfers, conveyances, contributions, assignments and other transactions described and set forth on Exhibit A attached hereto, and (b) such other mergers, transfers, conveyances, contributions, assignments and other transactions that may be appropriate or required to be accomplished, effected or consummated by Vencor or Healthcare Company or any of their respective Subsidiaries and Affiliates in order to separate and divide, in a series of transactions, Vencor so that: (i) the Healthcare Company Assets, Healthcare Company Liabilities and Healthcare Business shall be owned, directly or indirectly, by Healthcare Company; and (ii) the Vencor Assets, Vencor Liabilities and Real Estate Business that remain after the separation and division described in clause (i) above, are, after giving effect to the Distribution, owned directly or indirectly, by Vencor.

  "Debt and Cash Allocation Agreement" shall mean the Debt and Cash Allocation Agreement by and between Vencor and Healthcare Company, which agreement shall be entered into on the Distribution Date in the form attached hereto as Exhibit B.

  "Development Agreement" shall mean the Development Agreement by and between Vencor and Healthcare Company, which agreement shall be entered into on the Distribution Date in the form attached hereto as Exhibit C.

  "Development Properties" shall mean the real property listed on Schedule 1.01(a) of this Agreement.

  "DGCL" shall mean the Delaware General Corporation Law, as amended.

  "Distribution" shall have the meaning set forth in the preamble to this Agreement.

  "Distribution Agreement" shall mean the Distribution Agreement by and between Vencor and Healthcare Company, which agreement shall be entered into on the Distribution Date in the form attached hereto as Exhibit D.

  "Distribution Date" shall mean the date, to be determined by the Board of Directors of Vencor, or such committee of the Board as shall be designated by the Board of Directors, as of which the Distribution shall be effected.

  "Employee Benefits Agreement" shall mean the Employee Benefits Agreement by and between Vencor and Healthcare Company, which agreement shall be entered into on the Distribution Date in the form attached hereto as Exhibit E.

  "Environmental Laws" shall mean any and all federal, state, local and foreign statutes, laws, regulations, ordinances, rules, principles of common law, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or other governmental restrictions (including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq.), whether now or hereafter in existence, relating to the environment, natural resources, human health or safety, endangered or threatened species of fish, wildlife and plants, or to emissions, discharges or releases of pollutants, contaminant, petroleum or petroleum products, chemicals or industrial, toxic or hazardous substances or wastes into the environment (including without limitation indoor or outdoor air, surface water, groundwater and surface or subsurface soils), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, petroleum or petroleum products, chemicals or industrial, toxic or hazardous substances or wastes or the investigation, cleanup or other remediation thereof.

  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

  "Financing Transactions" shall mean the Healthcare Company Financing Transactions and the Vencor Financing Transactions.

  "Governmental Authority" shall mean any Federal, state, local, foreign or international court, government, department, commission, board, bureau, agency, the NYSE or other regulatory, administrative or governmental authority.

  "Group" shall mean, with respect to Vencor, the Vencor Group and, with respect to Healthcare Company, the Healthcare Company Group.

  "Healthcare Business" shall have the meaning set forth in the preamble to this Agreement.

  "Healthcare Company" shall have the meaning set forth in the preamble to this Agreement.

  "Healthcare Company Assets" shall mean, collectively, all the rights and assets that are owned by Healthcare Company or any of its Subsidiaries as of the close of business on the Distribution Date, including without limitation:

    (i) the capital stock of the Healthcare Subsidiaries;

    (ii) all the assets included on the Healthcare Company Pro Forma Balance Sheet that are to be owned by Healthcare Company or any of its Subsidiaries as of the close of business on the Distribution Date, including the Development Properties;

    (iii) all the assets and rights expressly allocated to Healthcare Company or any of the Healthcare Company Subsidiaries under this Agreement or any of the Ancillary Agreements; and

    (iv) any other asset acquired by Vencor or any of its Subsidiaries from the date of the Healthcare Company Pro Forma Balance Sheet to the close of business on the Distribution Date that is owned by

  Vencor or any of its Subsidiaries as of the close of business on the Distribution Date and that is of a nature or type that would have resulted in such asset being included as an asset on the Healthcare Company Pro Forma Balance Sheet had it been acquired on or prior to the date of the Healthcare Pro Forma Balance Sheet, determined on a basis consistent with the determination of the assets included on the Healthcare Company Pro Forma Balance Sheet.

  "Healthcare Company Common Stock" shall have the meaning set forth in the preamble to this Agreement.

  "Healthcare Company Financing Transactions" shall mean the entry into or issuance by Healthcare Company of (i) a revolving credit facility in the amount of $300 million, (ii) a term loan in the amount of $300 million, (iii) a second term loan in the amount of $200 million, (iv) a bridge loan in the amount of $200 million, (v) $17.7 million proceeds of Healthcare Company preferred stock and (vi) $300 million of senior subordinated debt or such other financing transactions approved by the Healthcare Company Board of Directors.

  "Healthcare Company Group" shall mean Healthcare Company, the Healthcare Company Subsidiaries and the corporation, partnerships, joint ventures, limited liability companies, investments and other entities that represent equity investments of Healthcare Company or any of the Healthcare Company Subsidiaries following the consummation of the Corporate Restructuring Transactions and the Distribution.

  "Healthcare Company Indemnities" shall mean:

    (i) Healthcare Company and each Affiliate thereof after giving effect to the Corporate Restructuring Transactions and the Distribution; and

    (ii) each of the respective past, present and future directors, officers, members, employees and agents of any of the entities described in the immediately preceding clause (i) and each of the heirs, executors, successors and assigns of any of such directors, officers, members, employees and agents.

  "Healthcare Company Liabilities" shall mean, collectively, all of the Liabilities of Healthcare Company, the Healthcare Company Subsidiaries and each of the other members of the Healthcare Company Group after giving effect to the Corporate Restructuring Transactions, the Distribution and the transactions contemplated under the Debt and Cash Allocation Agreement, including, without limitation:

    (i) all the Liabilities included on the Healthcare Company Pro Forma Balance Sheet which remain outstanding as of the close of business on the Distribution Date;

    (ii) all Liabilities associated with the repurchase of Vencor's 8 5/8% Senior Subordinated Notes Due 2007 and the assumption of such Senior Subordinated Notes and the indenture relating thereto;

    (iii) all other Liabilities that are incurred or which accrue or are accrued at any time prior to, on or after the date of the Healthcare Company Pro Forma Balance Sheet and that arise or arose out of, or in connection with, the Healthcare Company Assets or the Healthcare Business, determined on a basis consistent with the determination of the Liabilities of Healthcare Company on the Healthcare Company Pro Forma Balance Sheet;

    (iv) all the Liabilities of Healthcare Company, the Healthcare Company Subsidiaries or any of the other members of the Healthcare Company Group under, or to be retained or assumed by Healthcare Company, any Healthcare Company Subsidiary or any of the other members of the Healthcare Company Group pursuant to this Agreement or any of the Ancillary Agreements; and

    (v) all the Liabilities of the parties hereto or their respective Subsidiaries (whenever arising whether prior to, at or following the Distribution Date) arising out of or in connection with or otherwise relating to the management or conduct before or after the Distribution Date of the Healthcare Business, except as otherwise specifically provided herein.

  "Healthcare Company Pro Forma Balance Sheet" shall mean the pro forma balance sheet of Healthcare Company at December 31, 1997, attached hereto as Exhibit F.

  "Healthcare Company Subsidiaries" shall mean all of the subsidiaries listed on Schedule 1.01(b).

  "Holders" shall mean the holders of record of shares of Vencor Common Stock as of the Record Date.

  "Indemnifiable Losses" shall mean all Losses which are subject to being indemnified by Vencor or Healthcare Company pursuant to Article III.

  "Indemnifying Party" shall mean a Person who or which is obligated under this Agreement to provide indemnification.

  "Indemnitee" shall mean a Person who may seek indemnification under this Agreement.

  "Indemnity Payment" shall mean an amount that an Indemnifying Party is required to pay to an Indemnitee pursuant to Article III.

  "Information" shall mean all records, books, contracts, instruments, computer data and other data and information.

  "Insurance Agreement" shall mean the Insurance Agreement by and between Vencor and Healthcare Company, which Agreement shall be entered into on the Distribution Date in the form attached hereto as Exhibit G.

  "Insurance Proceeds" shall mean, with respect to any insured party, those monies, net of any applicable premium adjustment, retrospectively-rated premium, deductible, retention or cost of reserve paid or held by or for the benefit of such insured, which are either: (i) received by an insured from an insurance carrier; or (ii) paid by an insurance carrier on behalf of an insured.

  "Intellectual Property Agreement" shall mean the Intellectual Property Agreement by and between Vencor and Healthcare Company or members of their respective Groups, which agreement will be entered into on the Distribution Date in the form attached hereto as Exhibit H.

  "IRS" shall mean the Internal Revenue Service.

  "Law" shall mean all laws, statutes and ordinances and all regulations, rules and other pronouncements of Governmental Authorities having the effect of law of the United States, any foreign country, or any domestic or foreign state, province, commonwealth, city, country, municipality, territory, protectorate, possession or similar instrumentality, or any Governmental Authority thereof.

  "Liabilities" shall mean any and all debts, liabilities, obligations, responsibilities, response actions, losses, damages (whether compensatory, punitive or treble), fines, penalties and sanctions, absolute or contingent, matured or unmatured, liquidated or unliquidated, foreseen or unforeseen, joint, several or individual, asserted or unasserted, accrued or unaccrued, known or unknown, whenever arising, including without limitation those arising under or in connection with any Law (including any Environmental Law), Action, threatened Action, order or consent decree of any Governmental Authority or any award of any arbitration tribunal, and those arising under any contract, guarantee, commitment or undertaking, whether sought to be imposed by a Governmental Authority, private party, or party to this Agreement, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, or otherwise, and including any costs, expenses, interest, attorneys' fees, disbursement and expense of counsel, expert and consulting fees and costs related thereto or to the investigation or defense thereof.

  "Litigation Matters" shall have the meaning set forth in Section 5.06(a) hereof.

  "Losses" shall mean all losses, liabilities, damages, claims, demands, judgments or settlements of any nature or kind, known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, including all reasonable costs and expenses (legal, accounting or otherwise as such costs are incurred) relating thereto, suffered by an Indemnitee.

  "Master Lease Agreement" shall mean the Master Lease Agreement, which agreement will be entered into on or prior to the Distribution Date between Vencor and Healthcare Company or members of their respective Groups in the form attached hereto as Exhibit I.

  "Notices" shall have the meaning set forth in Section 8.05 of this Agreement.

  "NYSE" shall mean the New York Stock Exchange, Inc.

  "Participation Agreement" shall mean the Participation Agreement by and between Vencor and the Healthcare Company, which agreement shall be entered into on the Distribution Date in the form attached hereto as Exhibit J.

  "Person" shall mean an individual, a partnership, a joint venture, a corporation, a trust, a limited liability company, an unincorporated organization or a government or any department or agency thereof.

  "Prime Rate" shall mean the rate which Citibank N.A. (or any successor thereto or other major money center commercial bank agreed to by the parties hereto) announces from time to time as its base lending rate, as in effect from time to time.

  "Privileged Information" shall have the meaning set forth in Section 5.06(a) hereof.

  "Properties" shall mean the real property listed on Schedule 1.01(c).

  "Proxy Statement" shall mean the Proxy Statement dated March 25, 1998 as sent to the holders of shares of Vencor Common Stock in connection with the Corporate Restructuring Transactions and the Distribution including any amendments or supplements thereto.

  "Real Estate Business" shall have the meaning set forth in the preamble to this Agreement.

  "Record Date" shall mean the date determined by the Board of Directors of Vencor, or such committee of the Board as shall be authorized by the Board of Directors, as the record date for determining stockholders of Vencor entitled to receive the Distribution.

  "Registration Statement" shall mean the registration statement on Form 10 to effect the registration of the Healthcare Company Common Stock pursuant to the Exchange Act.

  "Representative" shall mean, with respect to any Person, any of such Person's directors, officers, employees, agents, consultants, advisors, accountants, attorneys and representatives.

  "SEC" shall mean the Securities and Exchange Commission.

  "Securities Act" shall mean the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

  "Subsidiary" shall mean with respect to any specified Person, any corporation or other legal entity of which such Person or any of its Subsidiaries controls or owns, directly or indirectly, more than 50% of the stock or other equity interest entitled to vote on the election of members to the board of directors or similar governing body; provided, however, that for purposes of this Agreement, (a) the Healthcare Company Subsidiaries shall be deemed to be Subsidiaries of Healthcare Company and (b) Healthcare Company and the Healthcare Company Subsidiaries shall not be deemed to be Subsidiaries of Vencor or any of Vencor's Subsidiaries.

  "Tax" shall have the meaning set forth in the Tax Sharing Agreement.

  "Tax Allocation Agreement" shall mean the Tax Allocation Agreement by and between Vencor and Healthcare Company, which agreement shall be entered into on the Distribution Date in the form attached hereto as Exhibit K.

  "Third Party" shall mean a Person who is not a party hereto or a wholly-owned Subsidiary thereof.

  "Third Party Claim" shall mean any claim, suit, arbitration, inquiry, proceeding or investigation by or before any court, any governmental or other regulatory or administrative agency or commission or any arbitration tribunal asserted by a Third Party.

  "Transition Services Agreement" shall mean the Transition Services Agreement by and between Vencor and Healthcare Company, which agreement shall be entered into on the Distribution Date in the form attached hereto as Exhibit L.

  "Vencor" shall have the meaning set forth in the preamble to this Agreement.

  "Vencor Assets" shall mean, collectively, all the rights and assets that are owned by Vencor or any of its Subsidiaries as of the close of business on the Distribution Date (other than the Healthcare Company Assets and the capital stock of Healthcare Company), including without limitation:

    (i) the capital stock of the Vencor Subsidiaries;

    (ii) all the assets included on the Vencor Pro Forma Balance Sheet which are owned by Vencor and its Subsidiaries as of the close of business on the Distribution Date, including the Properties;

    (iii) all the assets and rights expressly allocated to Vencor or any of its Subsidiaries under this Agreement and any of the Ancillary Agreements; and

    (iv) any other asset acquired by Vencor or any of its Subsidiaries from the date of the Vencor Pro Forma Balance Sheet to the close of business on the Distribution Date that is owned by Vencor or any of its Subsidiaries and that is of a nature or type that would have resulted in such asset being included as an asset on the Vencor Pro Forma Balance Sheet had it been acquired on or prior to the date of the Vencor Pro Forma Balance Sheet, determined on a basis consistent with the determination of the assets included on the Vencor Pro Forma Balance Sheet.

  "Vencor Certificate Amendments" shall mean the amendments to the Vencor Certificate of Incorporation proposed by the Board of Directors of Vencor to be considered and voted on by the stockholders of Vencor in the Proxy Statement.

  "Vencor Common Stock" shall have the meaning set forth in the preamble to this Agreement.

  "Vencor Financing Transactions" shall mean the entry into by Vencor of (i) a revolving credit facility in the amount of $250 million, (ii) a term loan in the amount of $250 million, (iii) a second term loan in the amount of $250 million and (iv) a bridge loan in the amount of $450 million or such other financing transactions approved by the Vencor Board of Directors.

  "Vencor Group" means Vencor, the Vencor Subsidiaries and the corporations, partnerships, joint ventures, investments, limited liability companies and other entities that represent equity investments of Vencor or any of the Vencor Subsidiaries following consummation of the Corporate Restructuring Transactions and the Distribution.

  "Vencor Indemnitees" means:

    (i) Vencor, the Vencor Subsidiaries and each Affiliate thereof after giving effect to the Corporate Restructuring Transactions and the Distribution; and

    (ii) each of the respective past, present and future directors, officers, employees and agents of any of the entities described in the immediately preceding clause (i) and each of the heirs, executors, successors and assigns of such directors, officers, members, employees and agents.

  "Vencor Liabilities" means, collectively, all the Liabilities of Vencor and the Vencor Subsidiaries and each of the other members of the Vencor Group remaining after giving effect to the Corporate Restructuring Transactions, the Distribution and the transactions contemplated under the Debt and Cash Allocation Agreement, including without limitation:

    (i) all the Liabilities included on the Vencor Pro Forma Balance Sheet which remain outstanding as of the close of business on the Distribution Date;

    (ii) all other Liabilities that are incurred or which otherwise accrue or are accrued at any time prior to, on or after the date of the Vencor Pro Forma Balance Sheet and that arise or arose out of, or in connection with, the Vencor Assets or the Real Estate Business, determined on a basis consistent with the determination of the Liabilities of Vencor on the Vencor Pro Forma Balance Sheet;

    (iii) all the Liabilities of Vencor, the Vencor Subsidiaries or any of the other members of the Vencor Group under, or to be retained or assumed by Vencor, any Vencor Subsidiary or any of the other members of the Vencor Group pursuant to the Corporate Restructuring Transactions, this Agreement, or any of the Ancillary Agreements; and

    (iv) all the Liabilities of the parties hereto or their respective Subsidiaries (whenever arising, whether prior to, on or following the Distribution Date) arising out of or in connection with or otherwise relating to the management or conduct before or after the Distribution Date of the Real Estate Business, except as otherwise specifically provided herein.

  "Vencor Pro Forma Balance Sheet" shall mean the pro forma balance sheet of Vencor at December 31, 1997, attached hereto as Exhibit M.

  "Vencor Subsidiaries" shall mean the Subsidiaries of Vencor set forth on
Schedule 1.01(d) hereto and all other Subsidiaries of Vencor other than Healthcare Company and the Healthcare Company Subsidiaries.

                                  ARTICLE II

                        PRE-DISTRIBUTION TRANSACTIONS;
                               CERTAIN COVENANTS

  2.01 Corporate Restructuring Transactions. Each of Vencor and Healthcare Company shall, and shall cause each of their respective Subsidiaries to, as applicable, take such action or actions as is necessary to cause, effect and consummate the Corporate Restructuring Transactions in accordance with the terms and provisions set forth in Exhibit A hereto. Each of Vencor and Healthcare Company hereby agrees that any one or more of the Corporate Restructuring Transactions may be modified, supplemented or eliminated; provided, however, that such modification, supplement or elimination is determined to be necessary or appropriate (a) to separate and divide Vencor so that (i) the Real Estate Business shall be owned directly or indirectly by Vencor, and (ii) the Healthcare Business shall be owned directly or indirectly by Healthcare Company, or (b) to distribute the outstanding Healthcare Company Common Stock pursuant to the Distribution.

  2.02 Charters and Bylaws.

  (a) Certificate of Incorporation and By-Laws of Vencor. On or prior to the Distribution Date (but in all events prior to the Distribution), Vencor shall take all necessary actions so that, as of the Distribution Date, the Certificate of Incorporation and By-Laws of Vencor will be substantially in the forms set forth in Exhibit N-1 and Exhibit N-2, respectively.

  (b) Certificate of Incorporation and By-Laws of Healthcare Company. On or prior to the Distribution Date (but in all events prior to the Distribution), Vencor and Healthcare Company shall each take all necessary actions so that, as of the Distribution Date, the Certificate of Incorporation and By-Laws of Healthcare Company will be substantially in the forms set forth in Exhibit O-1 and Exhibit O-2, respectively.

  2.03 Election of Directors of Vencor and Healthcare Company. On or prior to the Distribution Date, the parties hereto shall and shall cause their respective Subsidiaries to take all necessary action so that as of the Distribution Date (a) the directors of Vencor will be as set forth in the Proxy Statement, subject to stockholder approval, and (b) the directors of Healthcare Company will be as set forth in the Proxy Statement.

  2.04 Transfer and Assignment of Certain Licenses and Permits.

  (a) Licenses and Permits Relating to the Real Estate Business. On or prior to the Distribution Date, or as soon as reasonably practicable thereafter, each of Vencor and Healthcare Company shall (and, if applicable, shall cause any other Person over which it has direct or indirect control to) duly and validly transfer or obtain, as applicable, or cause to be duly and validly transferred or obtained, as applicable, all licenses, permits and authorizations issued by any Governmental Authority that relate to the Real Estate Business but which are held in the name of any member of the Healthcare Company Group or any of its respective employees, officers, members, directors, stockholders or agents to the Vencor Group.

  (b) Licenses and Permits Relating to the Healthcare Business. On or prior to the Distribution Date, or as soon as reasonably practicable thereafter, each of Vencor and Healthcare Company shall (and, if applicable, shall cause any other Person over which it has direct or indirect control to) duly and validly transfer or cause to be duly and validly transferred to the appropriate member of the Group (as directed by Healthcare Company) all transferable licenses, permits and authorizations issued by any Governmental Authority that relate to the Healthcare Business but which are held in the name of any member of the Vencor Group or any of its respective employees, officers, members, directors, stockholders or agents.

  2.05 Transfer of Assets and Assumption of Liabilities. On or prior to the Distribution Date, the parties hereto shall and shall cause their respective Subsidiaries (a) to execute instruments of assignment and transfer and/or supplemental indentures and to take such other corporate action as is necessary to transfer to Healthcare Company and its Subsidiaries all of the right, title and interest of the Vencor Group in the Healthcare Company Assets; and (b) to take all action necessary to cause Healthcare Company or its Subsidiaries to assume all of the Healthcare Liabilities.

  2.06 Financing Arrangements. Each of the parties hereto agrees that it will use reasonable efforts to enter into and consummate the Financing Transactions on terms satisfactory to each of them. Each of the parties hereto agrees that it will use reasonable efforts to obtain, prior to the Distribution Date, all necessary consents, waivers or amendments to each bank credit agreement, debt security or other financing facility to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound, or to assign or refinance such agreement, security or facility, in each case on terms satisfactory to Vencor and Healthcare Company, as applicable, and to the extent necessary to permit the Corporate Restructuring Transactions, the Financing Transactions, the repurchase of Vencor's 8 5/8% Senior Subordinated Notes Due 2007 and the assumption of such Senior Subordinated Notes and the indenture relating thereto by Healthcare Company and the Distribution to be consummated without any material breach of the terms of such agreement, security or facility.

  2.07 Consents. The parties hereto shall use their best efforts to obtain any third-party consents or approvals that are required to consummate the Corporate Restructuring Transactions, the Distribution and the other transactions contemplated hereby (the "Consents").

  2.08 Other Transactions. On or prior to the Distribution, each of Vencor and Healthcare Company shall have consummated those other transactions in connection with the Corporate Restructuring Transactions and the Distribution that are contemplated by the Proxy Statement and not specifically referred to in Sections 2.01 through 2.07, subject, however, to the limitations set forth in Section 2.01 above.

  2.09 Election of Officers. On or prior to the Distribution Date, each of Vencor and Healthcare Company shall, as applicable, take all actions necessary and desirable so that as of the Distribution Date the officers of Vencor and Healthcare Company, respectively, will be as set forth in the Proxy Statement.

  2.10 Registration Statement. Each of Vencor and Healthcare Company shall prepare, and shall cause to be filed with the SEC, the Registration Statement in accordance with the terms of this Section. The Registration Statement shall set forth appropriate disclosure concerning Healthcare Company, the Corporate Restructuring Transactions, the Distribution and such other matters as may be required to be disclosed therein by the provisions of the Exchange Act. The Registration Statement shall include the Proxy Statement relating to the 1998 Annual Meeting of the Vencor stockholders at which, among other things, the Vencor stockholders will be asked to vote on the Corporate Restructuring Transactions and the Distribution. Vencor and Healthcare Company shall take all such actions as may be reasonably necessary or appropriate in order to cause the Registration Statement to become effective by order of the SEC pursuant to the Exchange Act.

  2.11 State Securities Laws. Prior to the Distribution Date, Vencor and Healthcare Company shall take all such action as may be necessary or appropriate under the securities or blue sky laws of states or other political subdivisions of the United States in order to effect the Distribution.

  2.12 Listing Application. Prior to the Distribution Date, Vencor and Healthcare Company shall prepare and file with the NYSE a listing application and related documents and shall take all such other actions with respect thereto as shall be necessary or desirable in order to cause the NYSE to list on or prior to the Distribution Date, subject to official notice of issuance, the Healthcare Company Common Stock.

  2.13 Director, Officer and Employee Resignations. Subject to the provisions of Sections 2.03 and 2.09:

  (a) Resignation by Directors and Employees of the Vencor Group. Vencor shall cause all the directors and all employees of the Vencor Group to resign, effective as of the close of business on the Distribution Date, from all boards of directors or similar governing bodies of each member of the Healthcare Company Group on which they serve, and from all positions as officers or employees of any member of the Healthcare Company Group, except as otherwise set forth in the Proxy Statement or mutually agreed to in writing on or prior to the Distribution Date by Vencor, on the one hand, and, Healthcare Company, on the other hand.

  (b) Resignations by Directors and Employees of the Healthcare Company
Group. Healthcare Company shall cause all the directors and all employees of the Healthcare Company Group to resign, effective as of the close of business on the Distribution Date, from all boards of directors or similar governing bodies of each member of the Vencor Group on which they serve, and from all positions as officers or employees of any member of the Vencor Group, except as otherwise set forth in the Proxy Statement or mutually agreed to in writing on or prior to the Distribution Date by Healthcare Company, on the one hand, and Vencor, on the other hand.

  2.14 Ancillary Agreements. On or prior to the Distribution Date, each of Vencor and Healthcare Company shall enter into, and/or where applicable shall cause such other members of their respective Groups to enter into, (a) the Ancillary Agreements, and (b) any other agreements in respect of the Corporate Restructuring Transactions and the Distribution as are reasonably necessary or appropriate in connection with the transactions contemplated hereby and thereby.

                                  ARTICLE III

                   SURVIVAL, ASSUMPTION AND INDEMNIFICATION

  3.01 Survival of Agreements. All covenants and agreements of the parties hereto contained in this Agreement and all covenants and agreements of the parties hereto and their respective Subsidiaries contained in the Ancillary Agreements shall survive the Distribution Date in accordance with their respective terms and shall not be merged into any deeds or other transfer or closing instruments or documents.

  3.02 Taxes. This Article III shall not be applicable to any Indemnifiable Losses or Liabilities related to (a) Taxes which shall be governed by the Tax Allocation Agreement; or (b) which are otherwise expressly provided for in the Ancillary Agreements.

  3.03 Assumption And Indemnification.

  (a) Subject to Sections 3.02 and 3.03(c) and except as expressly provided in the Ancillary Agreements, from and after the Distribution Date, Vencor shall retain or assume, as the case may be, and shall indemnify, defend and hold harmless each member of the Healthcare Company Group, and each of their Representatives and Affiliates, from and against, net of any Tax benefit accruing to any Indemnified Party relating thereto, (i) all Vencor Liabilities
(ii) the use and operation of the Vencor Assets by Vencor following the Distribution and (iii) all Losses of any such member of the Healthcare Company Group, Representative or Affiliate relating to, arising out of or due to the failure to pay, perform or discharge in due course the Vencor Liabilities by any member of the Vencor Group who has an obligation with respect thereto.

  (b) Subject to Section 3.02 and 3.03(c) and except as expressly provided in the Ancillary Agreements, from and after the Distribution Date, Healthcare Company shall retain or assume, as the case may be, and shall indemnify, defend and hold harmless each member of the Vencor Group, and each of their Representatives and Affiliates, from and against, (i) all Healthcare Company Liabilities, (ii) the use and operation of the Healthcare Company Assets by Healthcare Company following the Distribution, and (iii) any and all Losses of any such member of the Vencor Group, Representative or Affiliate relating to, arising out of or due to the failure to pay, perform or discharge in due course the Healthcare Company Liabilities by any member of the Healthcare Company Group who has an obligation with respect thereto.

  (c) The amount which an Indemnifying Party is required to pay to any Indemnitee pursuant to Section 3.03(a) or (b) shall be reduced (including, without limitation, retroactively) by any Insurance Proceeds and other amounts (including, without limitation, amounts received from Third Parties in respect of other indemnification or contribution obligations of Third Parties) actually recovered by such Indemnitee in reduction of the related Indemnifiable Loss, it being understood and agreed that each member of the Vencor Group and the Healthcare Company Group shall use its reasonable best efforts, at the expense of the Indemnifying Party, to collect any such proceeds or other such amounts to which it or any of its Subsidiaries is entitled, without regard to whether it is the Indemnified Party hereunder. If an Indemnitee receives an Indemnity Payment in respect of an Indemnifiable Loss and subsequently receives Insurance Proceeds or other amounts in respect of such Indemnifiable Loss, then such Indemnitee shall pay to such Indemnifying Party an amount equal to the difference between (i) the sum of the amount of such Indemnity Payment and the amount of such Insurance Proceeds or other amounts actually received and (ii) the amount of such Indemnifiable Loss. An insurer or a Third Party (including, without limitation, purchasers under any assets purchase agreements, real estate agreements or any other agreements relating to Healthcare Company Liabilities or Vencor Liabilities) who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto, or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other Third Party shall be entitled to a benefit they would not be entitled to receive in the absence of the indemnification provisions set forth herein by virtue of the indemnification provisions hereof.

  (d) On the Distribution Date, Healthcare Company shall assume (or shall cause one of its Subsidiaries to assume) (i) the prosecution of all claims which relate to the Healthcare Business and are pending on the Distribution Date; and (ii) the defense against all Third Party Claims which are Healthcare Company Liabilities and are pending on the Distribution Date. Vencor shall use reasonable efforts to make available and shall cause its Subsidiaries to use reasonable efforts to make available to Healthcare Company and its Subsidiaries, at Healthcare Company's expense, (i) any personnel or any books, records or other documents within its control or which it otherwise has the ability to make available that Healthcare Company or such Subsidiary reasonably believes are necessary or appropriate for such prosecution or defense as provided in this Article III; and (ii) such other assistance in support of the prosecution or defense of such litigation as Healthcare Company or its Subsidiaries may reasonably request, including without limitation, the right to assert in the name of Vencor or any of its Subsidiaries such rights, claims, counterclaims or defenses that Vencor or Vencor's Subsidiary would be or would have been entitled to assert in such litigation or in the prosecution of or defense against such claim had the Distribution not occurred; provided, however, that no member of the Vencor Group shall be required to take any action, refrain from taking any action or make available any assistance if doing so would have the effect of increasing Liabilities of the Vencor Group.

  3.04 Procedure For Indemnification.

  (a) If any Indemnitee receives notice of the assertion of any Third Party Claim with respect to which an Indemnifying Party is obligated under this Agreement to provide indemnification, such Indemnitee shall give such Indemnifying Party notice thereof promptly after becoming aware of such Third Party Claim; provided, however, that the failure of any Indemnitee to give notice as provided in this Section 3.04 shall not relieve any Indemnifying Party of its obligations under this Article III, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice. Such notice shall describe such Third Party Claim in reasonable detail and, if practicable, shall indicate the estimated amount of the Indemnifiable Loss that has been or may be sustained by such Indemnitee. Thereafter, such Indemnitee shall deliver to the Indemnifying Party, promptly after the Indemnitee's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to such Third Party Claim.

  (b) An Indemnifying Party, at such Indemnifying Party's own expense and through counsel chosen by such Indemnifying Party (which counsel shall be reasonably satisfactory to the Indemnitee), may elect to defend any Third Party Claim. If an Indemnifying Party elects to defend a Third Party Claim, then, within fifteen Business Days after receiving notice of such Third Party Claim or sooner (but in no event less than five Business Days) if the nature of such Third Party Claim so requires, such Indemnifying Party shall notify the Indemnitee of its intent to do so. Such Indemnitee shall thereupon use reasonable efforts to make available to such Indemnifying Party, at such Indemnifying Party's expense, such assistance in support of the prosecution or defense of such litigation as the Indemnifying Party may reasonably request, including without limitation, the right to assert in the name of the Indemnitee such rights, claims, counterclaims or defenses that such Indemnitee would be or would have been permitted to assert in such litigation or in the prosecution of a claim or counterclaim against a Third Party or in defense against such Third Party Claim had the Distribution not occurred. Such Indemnifying Party shall pay such Indemnitee's reasonable out-of-pocket expenses incurred in connection with such cooperation consistent with the provisions of Article III. Except as provided herein, after notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third Party Claim, such Indemnifying Party shall not be liable to such Indemnitee under this Article III for any legal or other expenses subsequently incurred by such Indemnitee in connection with the defense thereof. If an Indemnifying Party elects not to defend against a Third Party Claim, or fails to notify an Indemnitee of its election as provided in this Section 3.04 within the period of fifteen (or five, if applicable) Business Days described above, such Indemnitee may defend, compromise and settle such Third Party Claim; provided, however, that no such Indemnitee may compromise or settle any such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

  (c) Notwithstanding the foregoing, the Indemnifying Party shall not, without the prior written consent of the Indemnitee, settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnitee of a written release from all Liability in respect of such Third Party Claim.

  (d) If an Indemnifying Party chooses to defend or to seek to compromise any Third Party Claim, the related Indemnitee shall make available to such Indemnifying Party any personnel or any books, records or other documents within its control or which it otherwise has the ability to make available that are necessary or appropriate for such defense.

  (e) Any claim on account of an Indemnifiable Loss arising out of or due to the failure to pay, perform or discharge in due course its respective Liabilities by any member of the Indemnifying Party's Group who has an obligation with respect thereto but which does not result from a Third Party Claim shall be asserted by written notice given by the Indemnitee to the related Indemnifying Party. Such Indemnifying Party shall have a period of 30 days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such 30-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such 30-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party under Article VI of this Agreement.

  (f) If the amount of any Indemnifiable Loss shall, at any time subsequent to the payment required by this Agreement, be reduced by recovery, settlement or otherwise, the amount of such reduction, less any expenses incurred in connection therewith, shall promptly be repaid by the Indemnitee to the Indemnifying Party.

  (g) In the event of payment by an Indemnifying Party to any Indemnitee in connection with any Third Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right or claim, including without limitation, permitting the Indemnifying Party to bring suit against such Third Party in the name of the Indemnitee.

                                  ARTICLE IV

                         CERTAIN ADDITIONAL COVENANTS

  4.01 Further Assurances.

  (a) In addition to the actions specifically provided for elsewhere in this Agreement and in the Ancillary Agreements, each of the parties hereto shall use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement, to confirm Healthcare Company's title to all of the Healthcare Company Assets and assumption of all Healthcare Company Liabilities, to put Healthcare Company in actual possession and operating control of the Healthcare Company Assets, and to permit Healthcare Company to exercise all rights and to perform its obligations with respect to the Healthcare Business. Without limiting the foregoing, each party hereto shall cooperate with the other party, and execute and deliver, or use its reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument, and take all such other actions as such party may reasonably be requested to take by any other party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement, the Corporate Restructuring Transactions, the assumption of Liabilities and the other transactions contemplated hereby. If the Corporate Restructuring Transactions or assumption of Liabilities, including but not limited to, assignments of contracts, is not consummated prior to or at the Distribution Date for any reason, including but not limited to, the absence of receipt of any Consents, then the party hereto retaining such asset or Liability shall thereafter hold such asset in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto), or shall retain such Liability for the account of the party by whom such Liability is to be assumed pursuant hereto, as the case may be, and shall take such other action as may be reasonably requested by the party to whom such asset is to be transferred, or by whom such Liability is to be assumed, as the case may be, in order to place such party, insofar as reasonably possible, in the same position as if such asset or Liability had been transferred as contemplated hereby. If and when any such asset or Liability becomes transferable, such transfer shall be effected forthwith. The parties hereto agree that, as of the Distribution Date, as between the parties, Healthcare Company shall be deemed to have acquired complete and sole beneficial ownership of all of the Healthcare Company Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement all of the Healthcare Company Liabilities, and all duties, obligations and responsibilities incident thereto.

  (b) Without limiting the generality of Section 4.01(a), Vencor, as the sole stockholder of Healthcare Company prior to the Distribution, shall ratify any actions which are reasonably necessary or desirable to be taken by Healthcare Company to effectuate the transactions contemplated by this Agreement or the Ancillary Agreements in a manner consistent with the terms of this Agreement or such Ancillary Agreements.

  (c) In the event any registration, licenses, permits or other rights granted by Governmental Authorities to the Vencor Group must be transferred, amended or issued in order to conduct operations of the Healthcare Company Business after the Distribution Date, and such permit transfer, amendment or issuance has not been accomplished as of such date, Vencor shall permit Healthcare Company to use the registration, license or permit of the Vencor Group to continue to operate the Healthcare Company Business until such transfer, amendment or issuance is accomplished, at Healthcare Company's expense, if permitted by Law, until such permit is transferred or issued to Healthcare Company. Healthcare Company shall use its reasonable efforts to obtain such registrations, licenses, permits or other rights granted by Governmental Authorities as soon as reasonably practicable. Healthcare Company shall indemnify and hold harmless Vencor from and against any and all Third Party Claims arising from or related to Healthcare Company's use of the registration, license or permit or other rights granted to the Vencor Group by Governmental Authorities.

  (d) If Healthcare Company elects to pursue any claim or right relating to the Healthcare Business, Vencor, upon request and at Healthcare Company's expense, shall use reasonable efforts to make available to Healthcare Company such assistance in support of the prosecution of such litigation as Healthcare Company may reasonably request, including without limitation, the right to assert, as needed, in the name of Vencor or any member of the Vencor Group such rights and claims that Vencor or such member would be or would have been permitted to assert in such litigation had the Distribution not occurred; provided, however, that no member of the Vencor Group shall be required to take any action, refrain from taking any action or make available any assistance if doing so would have the effect of increasing Liabilities of the Vencor Group.

  4.02 Receivables Collection And Other Payments. If after the Distribution Date, either party receives payments belonging to the other party, the recipient shall promptly account for and remit same to the other party.

                                   ARTICLE V

                             ACCESS TO INFORMATION

  5.01 Provision of Corporate Records. From and after the Distribution Date, all such books, records and copies (where copies are delivered in lieu of originals) transferred to Healthcare Company Group whether or not delivered shall be the property of the Healthcare Company Group; provided, however, that all such Information contained in such books, records or copies relating to the Vencor Group, the Real Estate Business, the Vencor Liabilities, or the Ancillary Agreements shall be subject to the applicable confidentiality provisions and restricted use provisions, if any, contained in this Agreement or the Ancillary Agreements and any confidentiality restrictions imposed by law. Vencor, if it so elects, may retain copies of any original books and records delivered to Healthcare Company along with those original books and records of the Vencor Group authorized herein to be retained; provided, however, that all such Information contained in such books, records or copies (whether or not delivered by the Vencor Group) relating to the Healthcare Company Group, the Healthcare Company Business, and the Healthcare Company Liabilities shall be subject to the applicable confidentiality provisions and restricted use provisions, if any, contained in this Agreement or the Ancillary Agreements and any confidentiality restrictions imposed by law.

  5.02 Access to Information. In addition to the provisions set forth in
Section 5.01 above, from and after the Distribution Date and upon reasonable notice, each of the Vencor Group and the Healthcare Company Group shall afford to the other and to the other's Representatives at the expense of the other party, reasonable access and duplicating rights during normal business hours to all Information developed or obtained prior to the Distribution Date within such party's possession relating to the other party or its businesses, its former businesses, its assets, its Liabilities, or the Ancillary Agreements, insofar as such access is reasonably requested by such other party, but subject to the applicable confidentiality provisions and restricted use provisions, if any, contained in this Agreement or the Ancillary Agreements and any confidentiality restrictions imposed by law. In addition, without limiting the foregoing, Information may be requested under this Section 5.02 for audit, accounting, claims, intellectual property protection, litigation and Tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations. In each case, the requesting party agrees to cooperate with the other party to minimize the risk of unreasonable interference with the other party's business. In the event access to any Information otherwise required to be granted herein or in the Ancillary Agreements is restricted by law or otherwise, the parties agree to take such actions as are reasonably necessary, proper or advisable to have such restrictions removed or to seek an exemption therefrom or to otherwise provide the requesting party with the benefit of the Information to the same extent such actions would have been taken on behalf of the requesting party had such a restriction existed and the Distribution not occurred.

  5.03 Litigation Support And Production of Witnesses. After the Distribution Date, each member of the Vencor Group and the Healthcare Company Group shall use reasonable efforts to provide assistance to the other with respect to Litigation Matters and to make available to the other, upon written request:
(a) such employees who have expertise or knowledge with respect to the other party's business or products or matters in litigation, for the purpose of consultation and/or as a witness; and (b) its directors, officers, other employees and agents, as witnesses, in each case to the extent that the requesting party believes any such Person may reasonably be useful or required in connection with any legal, administrative or other proceedings in which the requesting party may from time to time be involved. The employing party agrees that such consultant or witness shall be made available to the requesting party upon reasonable notice to the same extent that such employing party would have made such consultant or witness available if the Distribution had not occurred. The requesting party agrees to cooperate with the employing party in giving consideration to business demands of such Persons.

  5.04 Reimbursement. Except to the extent otherwise contemplated by this Agreement or any Ancillary Agreement, a party providing Information, consultant, or witness services to the other party under this Article V shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements, travel expenses, and other out-of-pocket expenses (including the direct and indirect costs of employees providing consulting and expert witness services in connection with litigation, but excluding direct and indirect costs of employees who provide Information or are fact witnesses) as may be reasonably incurred in providing such Information, consulting or witness services.

  5.05 Retention of Records. Except as otherwise required by law or agreed in writing, or as otherwise provided in the Tax Sharing Agreement, each member of the Vencor Group and the Healthcare Company Group shall retain, for a period of five years or such longer period as may be required by law, this Agreement or the Ancillary Agreements, all significant Information in such party's possession or under its control relating to the business, former business, assets or Liabilities of the other party or this Agreement or the Ancillary Agreements and, after the expiration of such applicable period, prior to destroying or disposing of any of such Information, (a) the party proposing to dispose of or destroy any such Information shall provide no less than 30 days' prior written notice to the other party, specifying the Information proposed to be destroyed or disposed of, and (b) if, prior to the scheduled date for such destruction or disposal, the other party requests in writing that any of the Information proposed to be destroyed or disposed of be delivered to such other party, the party proposing to dispose of or destroy such Information promptly shall arrange for the delivery of the requested Information to a location specified by, and at the expense of, the requesting party.

  5.06 Privileged Information. In furtherance of the rights and obligations of the parties set forth in this Article V:

  (a) Each party hereto acknowledges that (i) each of the Vencor Group on the one hand, and the Healthcare Company Group on the other hand, has or may obtain Information regarding a member of the other Group, or any of its operations, employees, assets or Liabilities (whether in documents or stored in any other form or known to its employees or agents), as applicable, that is or may be protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or other applicable privileges ("Privileged Information"); (ii) there are a number of actual, threatened or future litigations, investigations, proceedings (including arbitration proceedings), claims or other legal matters that have been or may be asserted by or against, or otherwise affect, each or both of Vencor and Healthcare Company (or members of either Group) ("Litigation Matters"); (iii) Vencor and Healthcare Company have a common legal interest in Litigation Matters, in the Privileged Information, and in the preservation of the confidential status of the Privileged Information, in each case relating to the Real Estate Business or the Healthcare Business or any former businesses, the assets or the Liabilities of each party as it or they existed prior to the Distribution Date or relating to or arising in connection with the relationship between the constituent elements of the Groups on or prior to the Distribution Date; and
(iv) Vencor and Healthcare Company intend that the transactions contemplated by this Agreement and the Ancillary Agreements and any transfer of Privileged Information in connection herewith or therewith shall not operate as a waiver of any potentially applicable privilege.

  (b) Each of Vencor and Healthcare Company agrees, on behalf of itself and each member of the Group of which it is a member, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to the Real Estate Business or the Healthcare Business or any former businesses or assets or Liabilities of either party or relating to or arising in connection with the relationship between the Groups on or prior to the Distribution Date, without providing prompt written notice to and obtaining the prior written consent of the other, which consent shall not be unreasonably withheld and shall not be withheld if the other party certifies that such disclosure is to be made in response to a likely threat of suspension or debarment or similar action; provided, however, that Vencor and Healthcare Company may make such disclosure or waiver with respect to Privileged Information if such Privileged Information relates, in the case of Vencor, solely to the Real Estate Business or the Vencor Liabilities as each existed prior to the Distribution Date or, in the case of Healthcare Company, solely to the Healthcare Business, its former businesses (other than the Real Estate Business) or the Healthcare Company Liabilities, as each existed prior to the Distribution Date. In the event of a disagreement between any member of the Vencor Group and any member of the Healthcare Company Group concerning the reasonableness of withholding such consent, no disclosure shall be made prior to (i) a final, nonappealable resolution of such disagreement by a court of competent jurisdiction if such requirement to disclose is part of a pending judicial proceeding; or (ii) a final determination by an arbitrator appointed pursuant to Article VI if such requirement to disclose is not part of a pending judicial proceeding.

  (c) Upon any member of the Vencor Group or any member of the Healthcare Company Group receiving any subpoena or other compulsory disclosure notice from a court, other governmental agency or otherwise which requests disclosure of Privileged Information, in each case relating to the Real Estate Business or the Vencor Liabilities (in the case of the Healthcare Company Group) or the Healthcare Business, its former businesses (other than the Real Estate Business) or the Healthcare Company Liabilities (in the case of the Vencor Group), as they or it existed prior to the Distribution Date or relating to or arising in connection with the relationship between the constituent elements of the Groups on or prior to the Distribution Date, the recipient of the notice shall promptly provide to Vencor, in the case of receipt by a member of the Healthcare Company Group, or to Healthcare Company, in the case of receipt by a member of the Vencor Group, a copy of such notice, the intended response, and all materials or information relating to the other Group that might be disclosed. In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in paragraph (b) above, Vencor and Healthcare Company shall cooperate to assert all defenses to disclosure claimed by either Group, at the cost and expense of the Group claiming such defense to disclosure, and shall not disclose any disputed documents or information until all legal defenses and claims of privilege have been finally determined.

  5.07 Confidentiality. From and after the Distribution Date, each of Vencor and Healthcare Company shall hold, and shall use its reasonable best efforts to cause its employees, Affiliates and Representatives to hold, in strict confidence all Information concerning or belonging to the other party obtained by it prior to the Distribution Date or furnished to it by such other party pursuant to this Agreement or the Ancillary Agreements and shall not release or disclose such Information to any other Person, except its Representatives, who shall be bound by the provisions of this Section 5.07; provided, however, that Vencor and Healthcare Company and their respective employees, Affiliates and Representatives may disclose such Information to the extent that (a) disclosure is compelled by judicial or administrative process or, in the opinion of such party's counsel, by other requirements of law, or (b) such party can show that such Information was (i) available to such party after the Distribution Date from Third Party sources other than employees or former employees of either party, their Affiliates, former Affiliates, Representatives or former Representatives, on a nonconfidential basis prior to its disclosure to such party after the Distribution Date by the other party,
(ii) in the public domain through no fault of such party, (iii) lawfully acquired by such party from Third Party sources other than employees or former employees of either party, their Affiliates, former Affiliates, Representatives or former Representatives, after the time that it was furnished to such party pursuant to this Agreement or the Ancillary Agreements or (iv) is independently discovered or developed after the Distribution Date by employees of such party. Notwithstanding the foregoing, each of Vencor and Healthcare Company and their respective Representatives and Affiliates shall be deemed to have satisfied its obligations under this Section 5.07 with respect to any Information if it exercises the same care with regard to such Information as it takes to preserve confidentiality for its own similar Information.

                                  ARTICLE VI

                              DISPUTE RESOLUTION

  6.01 Mediation. In the event of a controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement or of any Ancillary Agreements or otherwise arising out of, or in any way related to this Agreement or any Ancillary Agreements or any transaction contemplated hereby or thereby, including, without limitation, any claim based on contract, tort, statute or constitution (collectively, "Agreement Disputes"), the general counsels (or other chief legal officers) of the relevant parties shall negotiate in good faith for a reasonable period of time to settle such Agreement Dispute.

  6.02 Arbitration. If after a reasonable period of time the relevant general counsels (or other chief legal officers) are unable to settle an Agreement Dispute as provided in Section 6.01, such Agreement Dispute shall be settled by arbitration administered by the American Arbitration Association in accordance with its applicable Rules for Commercial Arbitration and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Any such arbitration shall be commenced and all the proceedings thereof conducted in Louisville, Kentucky.

                                  ARTICLE VII

                 NO REPRESENTATIONS OR WARRANTIES; EXCEPTIONS

  7.01 No Representations or Warranties; Exceptions. Healthcare Company understands and agrees that no member of the Vencor Group is, in this Agreement or in any Ancillary Agreement, representing or warranting to the Healthcare Company Group in any way as to the Healthcare Business, the Healthcare Company Liabilities, or the Healthcare Company Assets, or as to any consents or approvals required in connection with the consummation of the transactions contemplated by this Agreement, it being agreed and understood as between the Groups, the members of the Healthcare Company Group shall take all of the Healthcare Business "as is, where is" and that, except as provided in this Section 7.01 or in Section 4.01, the members of Healthcare

Company Group shall bear the economic and legal risk that conveyances of the Healthcare Business shall prove to be insufficient or that the title of any member of the Healthcare Company Group to any Healthcare Business shall be other than good and marketable and free from encumbrances. Real property in the United States being transferred to Healthcare Company will be conveyed by Special Warranty Deed, in recordable form and warranting title to be free and clear from all lawful claims of those claiming by, through or under Vencor, but not otherwise; provided, however, such Special Warranty Deed shall be subject to deed restrictions, easements, rights-of-way, and all other matters of record.

                                 ARTICLE VIII

                                 MISCELLANEOUS

  8.01 Conditions to Obligations.

  (a) The obligations of the parties hereto to consummate the transactions which are set forth in this Agreement and the Distribution are subject to the satisfaction, as determined by Vencor in its sole discretion, of each of the following conditions:

    (i) This Agreement shall have been approved by the holders of a majority of the outstanding shares of Vencor Common Stock at the Annual Meeting;

    (ii) The Distribution shall have been approved by the holders of a majority of the outstanding shares of Vencor Common Stock at the Annual Meeting.

    (iii) Each of the Vencor Certificate Amendments shall have been approved by the holders of a majority of the outstanding shares of Vencor Common Stock;

    (iv) The transactions contemplated by Article II shall have been consummated in all material respects;

    (v) The Healthcare Company Common Stock shall have been approved for listing on the NYSE, subject to official notice of issuance;

    (vi) The Registration Statement shall have been filed with the SEC and shall have become effective, and no stop order with respect thereto shall be in effect;

    (vii) All material authorizations, consents, approvals and clearances of Federal, state, local and foreign governmental agencies required to permit the valid consummation by the parties hereto of the transactions contemplated by this Agreement shall have been obtained; and no such authorization, consent, approval or clearance shall contain any conditions which would have a material adverse effect on (A) the Real Estate Business or the Healthcare Business, (B) the Healthcare Company Assets and Vencor Assets, results of operations or financial condition of the Vencor Group or the Healthcare Company Group, in each case taken as a whole, or (C) the ability of Vencor or Healthcare Company to perform its obligations under this Agreement; and all statutory requirements for such valid consummation shall have been fulfilled;

    (viii) No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority, shall be in effect preventing the consummation of this Agreement or the Distribution; and

    (ix) The Financing Transactions shall have occurred and all bank credit agreements, debt security or other financing facility entered into pursuant thereto shall be in place and all conditions to borrowing thereunder (other than any conditions concerning consummation of the Distribution and the transfers of assets and liabilities described hereunder) shall have been satisfied, and all necessary consents, waivers or amendments to each bank credit agreement, debt security or other financing facility to which any member of the Vencor Group or the Healthcare Company Group is a Party or by which any such member is bound shall have been obtained, or each such agreement, security or facility shall have been refinanced, in each case on terms satisfactory to Vencor and to the extent necessary to permit the Distribution to be consummated without any material breach of the terms of such agreement, security or facility.

  (b) The foregoing conditions are for the sole benefit of Vencor and shall not give rise to any duty on the part of Vencor or its Board of Directors to waive or not waive any such condition. Any determination made by the Board of Directors of Vencor in good faith on or prior to the Distribution Date concerning the satisfaction or waiver of any or all of the conditions set forth in Section 8.01(a) shall be conclusive.

  8.02 Complete Agreement. This Agreement, the Exhibits and Schedules hereto, the Ancillary Agreements and the agreements and other documents referred to herein shall constitute the entire agreement between the parties hereto with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

  8.03 Expenses. All costs and expenses of any party hereto whether incurred prior to or after the Distribution Date in connection with the preparation, execution, delivery and implementation of this Agreement and with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including but not limited to legal fees, accounting fees, investment banking fees, and all such other costs and expenses shall be allocated among Vencor and the Healthcare Company in accordance with the Debt and Cash Allocation Agreement and the Tax Allocation Agreement.

  8.04 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (other than the laws regarding choice of laws and conflicts of laws) as to all matters, including matters of validity, construction, effect, performance and remedies.

  8.05 Notices. All notices, requests, claims, demands and other communications hereunder (collectively, "Notices") shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, facsimile, electronic mail or other standard form of telecommunications (provided confirmation is delivered to the recipient the next Business Day in the case of facsimile, electronic mail or other standard form of telecommunications) or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

    If to Vencor:
      Vencor, Inc.
      [address]
      Telephone:
      Facsimile:

    with a copy to:
      General Counsel
      Vencor, Inc.
      [address]
      Telephone:
      Facsimile:

    If to Healthcare Company:
      President
      Vencor Healthcare, Inc.
      [address]
      Telephone:
      Facsimile:

    with a copy to:
      General Counsel
      Healthcare Company
      [address]
      Telephone:
      Facsimile:

or to such other address as any party hereto may have furnished to the other parties by a notice in writing in accordance with this Section 8.05.

  8.06 Amendment And Modification. This Agreement may be amended, modified or supplemented only by a written agreement signed by both of the parties hereto.

  8.07 Successors And Assigns; No Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns but neither this Agreement nor any of the rights, interests and obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed). Except for the provisions of Sections 3.03 and 3.04 relating to Indemnities, which are also for the benefit of the Indemnitees, this Agreement is solely for the benefit of the parties hereto and their Subsidiaries and Affiliates and is not intended to confer upon any other Persons any rights or remedies hereunder.

  8.08 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  8.09 Interpretation. The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

  8.10 Legal Enforceability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Each party acknowledges that money damages would be an inadequate remedy for any breach of the provisions of this Agreement and agrees that the obligations of the parties hereunder shall be specifically enforceable.

  8.11 References; Construction. References to any "Article", "Exhibit", "Schedule" or "Section", without more, are to Appendices, Articles, Exhibits, Schedules and Sections to or of this Agreement. Unless otherwise expressly stated, clauses beginning with the term "including" set forth examples only and in no way limit the generality of the matters thus exemplified.

  8.12 Termination. Notwithstanding any provision hereof this Agreement may be terminated and the Distribution abandoned at any time prior to the Distribution Date by and in the sole discretion of the Board of Directors of Vencor without the approval of any other party hereto or of Vencor's stockholders. In the event of such termination, no party hereto shall have any Liability to any Person by reason of this Agreement.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                          VENCOR, INC.,

                                          By: _________________________________

                                          VENCOR HEALTHCARE, INC.

                                          By: _________________________________

                                                                     APPENDIX B

                                    FORM OF
                           CERTIFICATE OF AMENDMENT
                                      OF
                         CERTIFICATE OF INCORPORATION
                                      OF
                                 VENCOR, INC.

  Vencor, Inc., a Delaware corporation (the "Corporation"), hereby certifies as follows:

  FIRST: The Board of Directors of the Corporation duly adopted a resolution setting forth and declaring advisable the amendment and restatement of Article I of the certificate of incorporation of said corporation as follows:

                                  "ARTICLE I

                                     NAME

  The name of the Corporation is Ventas, Inc."

  SECOND: The Board of Directors of the Corporation duly adopted a resolution setting forth and declaring advisable the amendment and restatement of the first paragraph of Article IV of the certificate of incorporation of said corporation as follows:

                                  "ARTICLE IV

                                 CAPITAL STOCK

  The total number of shares of stock that the Corporation shall have authority to issue is 190,000,000 shares, of which 180,000,000 shall be shares of common stock, having a par value of twenty-five cents per share (the "Common Shares"), and 10,000,000 shares of preferred stock, having a par value of one dollar per share (the "Preferred Shares"). The designations, voting powers and relative rights and preferences of the two classes of shares of stock shall be as set forth below."

  THIRD: The Board of Directors of the Corporation duly adopted a resolution setting forth and declaring advisable the amendment of the certificate of incorporation of said corporation to add an Article XII as follows:

                                 "ARTICLE XII

                    RESTRICTIONS ON OWNERSHIP AND TRANSFER;
                         DESIGNATION OF EXCESS SHARES

  A. (1) Definitions. For the purposes of this Article XII, the following terms shall have the following meanings:

  "Adoption Date" shall mean the date upon which the Corporation files the Certificate of Amendment to the Certificate of Incorporation of the Corporation adding this Article XII with the Secretary of State of the State of Delaware.

  "Beneficial Ownership" shall mean ownership of Shares by a Person who (i) would be treated as an owner of such Shares either directly or constructively through the application of Section 544 of the Code, as modified by Section 856(h) of the Code or (ii) would be treated as an owner of such Shares either directly or constructively through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms "Beneficial Owner," "Beneficially Own," "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

  "Beneficiary" shall mean an organization or organizations described in Sections 170(b)(1)(A) and 170(c) of the Code and identified by the Board of Directors as the beneficiary or beneficiaries of the Trust.

  "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

  "Common Shares" shall mean outstanding Common Shares of the Corporation as may be authorized and issued from time to time pursuant to Article IV.

  "Excess Shares" shall mean Shares resulting from an event described in
Section 3 of this Article XII.

  "Excess Common Shares" shall mean Common Shares that are designated as Excess Shares.

  "Excess Preferred Shares" shall mean Preferred Shares that are designated as Excess Shares.

  "Existing Holder" shall mean any Person who is the Beneficial Owner of Common Shares in excess of the Ownership Limit on the Adoption Date, so long as, but only so long as, such Person Beneficially Owns shares of Common Shares in excess of the Ownership Limit.

  "Existing Holder Limit" for any Existing Holder shall mean, initially, the percentage of the outstanding Common Shares Beneficially Owned by such Existing Holder on the Adoption Date, and after any adjustment pursuant to Section A.(9) of this Article XII shall mean the percentage of the outstanding Common Shares as so adjusted; provided, however, that the Existing Holder Limit shall be 9.9% in number of shares or value of the outstanding Common Shares of the Corporation unless, from the Adoption Date until the Ownership Limitation Termination Date, each Existing Holder does not Beneficially Own more than 9.9%, in number of shares or value, of the outstanding shares of any class or series of capital stock of one or more Tenants (other than Vencor, Inc., a Delaware corporation formerly known as Vencor Healthcare, Inc.) if the failure of rents received or accrued, directly or indirectly, by the Corporation from such Tenant(s) to qualify as "rents from real property" for purposes of Section 856(d) of the Code, would in the judgment of the Board of Directors, cause the Corporation to fail to qualify as a REIT for Federal income tax purposes.

  "Market Price" shall mean the last reported sales price reported on the New York Stock Exchange of Shares of the relevant class on the trading day immediately preceding the relevant date, or if the Shares of the relevant class are not then traded on the New York Stock Exchange, the last reported sales price of Shares of the relevant class on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over which the Shares of the relevant class may be traded, or if the Shares of the relevant class are not then traded over any exchange or quotation system, then the market price of the Shares of the relevant class on the relevant date as determined in good faith by the Board of Directors of the Corporation.

  "Ownership Limit" shall mean, with respect to the Common Shares for any Person other than an Existing Holder, the Beneficial Ownership of nine percent (9.0%), in number of shares or value, of the outstanding Common Shares of the Corporation, and, with respect to the Preferred Shares for any Person, the Beneficial Ownership of nine and nine-tenths percent (9.9%), in number of shares or value, of the outstanding shares of any class or series of Preferred Shares of the Corporation. The value of any outstanding Common Shares or shares of any class or series of Preferred Shares of the Corporation shall be determined by the Board of Directors of the Corporation in good faith which determination shall be conclusive for all purposes hereof.

  "Ownership Limitation Termination Date" shall mean the first day after the date on which the Board of Directors determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT.

  "Person" shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of
Section 509(a) of the Code, joint stock company or other entity or any government or agency or political subdivision thereof and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. "Person" does not include an underwriter which participates in a public offering of Shares for a period of 25 days following the purchase by such underwriter of those Shares.

  "Preferred Shares" shall mean outstanding preferred shares of the Corporation as may be authorized and issued from time to time pursuant to
Article IV.

  "Purported Beneficial Transferee" shall mean, with respect to any purported Transfer which results in Excess Shares, the purported beneficial transferee for whom the Purported Record Transferee would have acquired Shares, if such Transfer had been valid under Section A.(2) of this Article XII.

  "Purported Record Transferee" shall mean, with respect to any purported Transfer which results in Excess Shares, the record holder of the Shares if such Transfer had been valid under Section A.(2) of this Article XII.

  "REIT" shall mean a real estate investment trust under Section 856 of the Code.

  "REIT Election Date" shall mean January 1, 1999 or such other date on which the Corporation elects to be taxed as a REIT under the Code.

  "Shares" shall mean the shares of the Corporation as may be authorized and issued from time to time pursuant to Article IV.

  "Tenant" shall mean any Person that leases (or subleases) real property from the Corporation.

  "Transfer" shall mean any sale, transfer, gift, assignment, devise or other disposition of Shares (including (a) the granting of any option or entering into any agreement for the sale, transfer or other disposition of Shares or
(b) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Shares), whether voluntary or involuntary, whether of record or beneficially and whether by operation of law or otherwise.

  "Trust" shall mean the trust created pursuant to Section C.(1) of this
Article XII.

  "Trustee" shall mean a Person, who shall be unaffiliated with the Corporation, any Purported Beneficial Transferee and any Purported Record Transferee, identified by the Board of Directors as the trustee of the Trust.

  (2) Restrictions on Ownership and Transfer.

  (a) Except as provided in Section A.(12) of this Article XII, from the Adoption Date and prior to the Ownership Limitation Termination Date, no Person (other than, in the case of Common Shares, an Existing Holder) shall Beneficially Own Shares of any class in excess of the Ownership Limit for such class of Shares and no Existing Holder shall Beneficially Own Common Shares in excess of the Existing Holder Limit for such Existing Holder.

  (b) Except as provided in Section A.(12) of this Article XII, from the Adoption Date and prior to the Ownership Limitation Termination Date, any Transfer that, if effective, would result in any Person (other than, in the case of a Transfer of Common Shares, an Existing Holder) Beneficially Owning Shares of any class in excess of the Ownership Limit with respect to Shares of such class shall be void ab initio as to the Transfer of such Shares which would be otherwise Beneficially Owned by such Person in excess of such Ownership Limit; and the intended transferee shall acquire no rights to such Shares.

  (c) Except as provided in Section A.(12) of this Article XII, from the Adoption Date and prior to the Ownership Limitation Termination Date, any Transfer that, if effective, would result in any Existing Holder Beneficially Owning Common Shares in excess of the applicable Existing Holder Limit shall be void ab initio as to the Transfer of such Common Shares which would be otherwise Beneficially Owned by such Existing Holder in excess of the applicable Existing Holder Limit; and such Existing Holder shall acquire no rights to such Common Shares.

  (d) From the Adoption Date and prior to the Ownership Limitation Termination Date, any Transfer that, if effective, would result in Shares being Beneficially Owned by less than 100 Persons (determined without referring to any rules of attribution) shall be void ab initio as to the Transfer of such Shares which would be otherwise Beneficially Owned by the transferee; and the intended transferee shall acquire no rights in such Shares.

  (e) From the Adoption Date and prior to the Ownership Limitation Termination Date, any Transfer that, if effective, would result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code shall be void ab initio as to the Transfer of the Shares which would cause the Corporation to be "closely held" within the meaning of Section 856(h) of the Code; and the intended transferee shall acquire no rights in such Shares.

  (3) Designation of Excess Shares.

  (a) If, notwithstanding the other provisions contained in this Article XII, at any time from the Adoption Date and prior to the Ownership Limitation Termination Date, there is a purported Transfer such that any Person (other than, in the case of Common Shares, an Existing Holder) would Beneficially Own Shares of any class in excess of the applicable Ownership Limit with respect to such class, then, except as otherwise provided in Section A.(12) of this
Article XII, such number of Shares in excess of such Ownership Limit (rounded up to the nearest whole Share) shall be automatically designated as Excess Shares. Such designation shall be effective as of the close of business on the business day prior to the date of the purported Transfer.

  (b) If, notwithstanding the other provisions contained in this Article XII, at any time from the Adoption Date and prior to the Ownership Limitation Termination Date, there is a purported Transfer such that an Existing Holder would Beneficially Own Common Shares in excess of the applicable Existing Holder Limit, then, except as otherwise provided in Section A.(12) of this
Article XII, such number of Common Shares in excess of such Existing Holder Limit (rounded up to the nearest whole Share) shall be automatically designated as Excess Shares. Such designation shall be effective as of the close of business on the business day prior to the date of the purported Transfer.

  (c) If, notwithstanding the other provisions contained in this Article XII, at any time from the Adoption Date and prior to the Ownership Limitation Termination Date, there is a purported Transfer which, if effective, would cause the Corporation to become "closely held" within the meaning of Section 856(h) of the Code, then the Shares being Transferred which would cause the Corporation to be "closely held" within the meaning of Section 856(h) of the Code (rounded up to the nearest whole Share) shall be automatically designated as Excess Shares. Such designation shall be effective as of the close of business on the business day prior to the date of the purported Transfer.

  (d) If, notwithstanding the other provisions contained in this Article XII, at any time from the Adoption Date and prior to the Ownership Limitation Termination Date, any Person other than, with respect to Common Shares, an Existing Holder (the "Purchaser") purchases or otherwise acquires an interest in a Person which Beneficially Owns Shares (the "Purchase") and, as a result, the Purchaser would Beneficially Own Shares of any class in excess of the applicable Ownership Limit with respect to such class, then, except as provided in Section A.(12) of this Article XII, such number of Shares in excess of such Ownership Limit (rounded up to the nearest whole Share) shall be automatically designated as Excess Shares. Such designation shall be effective as of the close of business on the business day prior to the date of the Purchase. In determining which Shares are designated as Excess Shares, Shares of the relevant class Beneficially Owned by the Purchaser prior to the Purchase shall be treated as designated as Excess Shares before any Shares Beneficially Owned by the Person an interest in which is being so purchased or acquired are so treated.

  (e) If, notwithstanding the other provisions contained in this Article XII, at any time from the Adoption Date and prior to the Ownership Limitation Termination Date, an Existing Holder purchases or otherwise acquires an interest in a Person which Beneficially Owns Shares (the "Purchase") and, as a result, such Existing Holder would Beneficially Own Common Shares in excess of the applicable Existing Holder Limit, then, except as provided in Section A.(12) of this Article XII, such number of Common Shares in excess of such Existing Holder Limit (rounded up to the nearest whole Share) shall be automatically designated as Excess Shares. Such designation shall be effective as of the close of business on the business day prior to the date of the Purchase. In determining which Common Shares are exchanged, Common Shares Beneficially Owned by the purchasing Existing Holder prior to the Purchase shall be treated as designated as Excess Shares before any Common Shares Beneficially Owned by the Person an interest in which is being so purchased or acquired are so treated.

  (f) If, notwithstanding the other provisions contained in this Article XII, at any time from the Adoption Date and prior to the Ownership Limitation Termination Date, there is a redemption, repurchase, restructuring or similar transaction with respect to a Person that Beneficially Owns Shares (the "Entity") and, as a result, a Person (other than, in the case of Common Shares, an Existing Holder) holding an interest in the Entity would Beneficially Own Shares in excess of the applicable Ownership Limit with respect to such class, then except as provided in Section A.(12) of this
Article XII, such number of Shares in excess of such Ownership Limit (rounded up to the nearest whole Share) shall be automatically designated as Excess Shares. Such designation shall be effective as of the close of business on the business day prior to the date of the redemption, repurchase, restructuring or similar transaction. In determining which Shares are designated as Excess Shares, Shares of the relevant class Beneficially Owned by the Entity shall be treated as designated as Excess Shares before any Shares Beneficially Owned by the Person holding an interest in the Entity (independently of such Person's interest in the Entity) are so treated.

  (g) If, notwithstanding the other provisions contained in this Article XII, at any time from the Adoption Date and prior to the Ownership Limitation Termination Date, there is a redemption, repurchase, restructuring or similar transaction with respect to a Person that Beneficially Owns shares of Common Shares (the "Entity") and, as a result, an Existing Holder would Beneficially Own Common Shares in excess of the applicable Existing Holder Limit, then, except as provided in Section A.(12) of this Article XII, such number of Common Shares in excess of such Existing Holder Limit (rounded up to the nearest whole Share) shall be automatically designated as Excess Shares. Such designation shall be effective as of the close of business on the business day prior to the date of the transfer. In determining which Common Shares are designated as Excess Shares, Common Shares Beneficially Owned by the Entity shall be treated as so designated before any Common Shares Beneficially Owned by the Existing Holder (independently of such Existing Holder's interest in the Entity) are so treated.

  (h) If, notwithstanding the other provisions contained in this Article XII, at any time from the Adoption Date and prior to the Ownership Limitation Termination Date, an event, other than an event described in Sections A.(3)(a) through (g) of this Article XII, occurs which would, if effective, results in any Person (other than, in the case of Common Shares, an Existing Holder) Beneficially Owning Shares in excess of the applicable Ownership Limit, then, except as provided in Section A.(12) of this Article XII, the smallest number of Shares Beneficially Owned by such Person which, if designated as Excess Shares, would result in such Person's Beneficial Ownership of Shares not being in excess of such Ownership Limit, shall be automatically designated as Excess Shares. Such designation shall be effective as of the close of business on the business day prior to the date of the relevant event.

  (i) If, notwithstanding the other provisions contained in this Article XII, at any time from the Adoption Date and prior to the Ownership Limitation Termination Date, an event, other than an event described in

Section A.(3)(a) through (g) of this Article XII, occurs which would, if effective, result in any Existing Holder Beneficially Owning Common Shares in excess of the applicable Existing Holder Limit, then, except as provided in Section A.(12) of this Article XII, the smallest number of Common Shares Beneficially Owned by such Existing Holder which, if designated as Excess Shares, would result in such Existing Holder's Beneficial Ownership of Common Shares not being in excess of such Existing Holder Limit, shall be automatically designated as Excess Shares. Such designation shall be effective as of the close of business on the business day prior to the date of the relevant event.

  (j) In addition, if a Person (the "nonreporting Person") does not provide all of the information required by Section A.(6) of this Article XII and, as a result, the Corporation, but for the provisions of this paragraph, would not qualify as a REIT, then, as of the day prior to the date on which such aggregate ownership would have caused the Corporation to fail to qualify as a REIT, Shares Beneficially Owned by such Person shall be automatically designated as Excess Shares to the extent necessary to prevent the Corporation from failing to qualify as a REIT.

  (4) Remedies For Breach. If the Board of Directors or its designees shall at any time determine in good faith that a Transfer has taken place in violation of Section A.(2) of this Article XII or that a Person intends to acquire or has attempted to acquire Beneficial Ownership of any Shares in violation of Section A.(2) of this Article XII, the Board of Directors shall take such action as it deems advisable to refuse to give effect or to prevent such Transfer (or any Transfer related to such intent), including, but not limited to, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer; provided, however, that any Transfers or attempted Transfers in violation of Sections A.(2)(a) through
(c) of this Article XII or Section A.(2)(e) of this Article XII shall automatically result in the designation of Excess Shares described in Section A.(3) of this Article XII, irrespective of any action (or non-action) by the Board of Directors.

  (5) Notice of Ownership or Attempted Ownership in Violation of Section A.(2). Any Person who acquires or attempts to acquire Beneficial Ownership of Shares in violation of Section A.(2) shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such acquisition or attempted acquisition on the Corporation's status (or, if prior to the REIT Election Date, expected status) as a REIT.

  (6) Owners Required to Provide Information.

  From the Adoption Date and prior to the Ownership Limitation Termination
Date:

    (a) every Beneficial Owner of more than 5.0% (or such other lower percentages as required pursuant to regulations under the Code) of the outstanding number or value of any class or series of Shares shall, within 30 days after January 1 of each year, give written notice to the Corporation stating the name and address of such Beneficial Owner, the number of Shares Beneficially Owned, and a description of how such Shares are held. Each such Beneficial Owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation's status (or, if prior to the REIT Election Date, expected status) as a REIT.

    (b) each Person who is a Beneficial Owner of Shares and each Person (including the shareholder of record) who is holding Shares for a Beneficial Owner shall provide to the Corporation such information as the Corporation may request, in good faith, in order to determine the Corporation's status (or, if prior to the REIT Election Date, expected status) as a REIT or to comply with regulations promulgated under the REIT provisions of the Code.

  (7) Remedies Not Limited. Nothing contained in this Article XII shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders by preservation of the Corporation's status (or, if prior to the REIT Election Date, expected status) as a REIT.

  (8) Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Article XII, including any definition contained in Section A.(1) of this Article XII and any ambiguity with respect to which Shares are to be designated as Excess Shares in a given situation, the Board of Directors shall have the power to determine the application of the provisions of this
Article XII with respect to any situation based on the facts known to it.

  (9) Modification of Existing Holder Limit. The Existing Holder Limit for any Existing Holder will be reduced after any transfer permitted in this Section A or any other event that reduces the percentage of the outstanding Common Shares Beneficially Owned by any Existing Holder of this Article XII by such Existing Holder to a Person other than an Existing Holder by the amount of Shares Transferred; but in no event shall such Existing Holder Limit be reduced to less than the Ownership Limit for Common Shares.

  (10) Modifications of Ownership Limit. Subject to the limitations provided in Section A.(11) of this Article XII, the Board of Directors may from time to time increase or decrease the Ownership Limit with respect to a class of Shares.

  (11) Limitations on Modifications.

  (a) Neither the Ownership Limit with respect to a class of Shares nor any Existing Holder Limit may be increased (nor may any additional Existing Holder Limit be created) if, after giving effect to such increase (or creation), five Beneficial Owners of Shares (including all of the then-existing Existing Holders) could Beneficially Own, in the aggregate, more that 49.9% of the outstanding Shares of the class of Shares to which such Ownership Limit or Existing Holder Limit relates.

  (b) Prior to the modification of any Existing Holder Limit or Ownership Limit pursuant to Section A.(9) or Section A.(10) of this Article XII, the Board of Directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Corporation's status (or, if prior to the REIT Election Date, expected status) as a REIT.

  (c) The Ownership Limit with respect to a class of Shares may not be increased to a percentage which is greater than 9.9%.

  (12) Exceptions. The Board of Directors, with a ruling from the Internal Revenue Service or an opinion of counsel that such exemption will not cause the Corporation to fail to qualify as a REIT or such other evidence or documents as the Board of Directors deems appropriate, may exempt a Person from the Ownership Limit with respect to a class of Shares or an Existing Holder Limit, as the case may be, if the Board of Directors obtains such representations and undertakings from such Persons as the Board of Directors determines are reasonably necessary to ascertain that no Person's Beneficial Ownership of Shares of such class will violate the Ownership Limit with respect to such class or any applicable Existing Holder Limit, and such Person agrees that any violation or attempted violation will result in, to the extent necessary, the designation of Shares held by such Person as Excess Shares in accordance with Section A.(3) of this Article XII.

  B. Legend. (1) Each certificate for Common Shares shall bear the following legend:

    "The Common Shares represented by this certificate are subject to restrictions on ownership and transfer for the purpose of the Corporation's maintenance of its status (or, if prior to the REIT Election Date, expected status) as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). No Person may Beneficially Own Common Shares in excess of 9.0% (or such greater percentage as may be determined by the Board of Directors) of the outstanding Common Shares of the Corporation (unless such Person is an Existing Holder). Any Person who attempts to Beneficially Own Common Shares in excess of the above limitation must immediately notify the Corporation. All capitalized terms used in this Legend have the meanings set forth in the Certificate of Incorporation of the Corporation, as amended, a copy of which, including the restrictions on ownership and transfer, will be sent without charge to each stockholder who so requests. If the restrictions on ownership and transfer are violated, the Common Shares represented hereby will be automatically designated as Excess Shares which will be held in trust by the Trustee for the benefit of the Beneficiary."

  Instead of the foregoing legend, the certificate may state that the Corporation will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge.

  (2) Each certificate for Preferred Shares shall bear the following legend:

    "The Preferred Shares represented by this certificate are subject to restrictions on ownership and transfer for the purpose of the Corporation's maintenance of its status (or, if prior to the REIT Election Date, expected status) as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). No Person may Beneficially Own Preferred Shares of any class in excess of 9.9% of the outstanding Preferred Shares of such class. Any Person who attempts to Beneficially Own Shares in excess of the above limitations must immediately notify the Corporation. All capitalized terms used in this legend have the meanings set forth in the Certificate of Incorporation of the Corporation, a copy of which, including the restrictions on ownership and transfer, will be sent without charge to each stockholder who so requests. If the restrictions on ownership and transfer are violated, the Preferred Shares represented hereby will be automatically designated as Excess Shares which will be held in trust by the Trustee for the benefit of the Beneficiary."

  Instead of the foregoing legend, the certificate may state that the Corporation will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge.

  C. Excess Shares.

  (1) Ownership in Trust. Upon any purported Transfer or other event that results in the designation of Shares as Excess Shares pursuant to Section A.(3) of this Article XII, such Excess Shares shall be deemed to have been transferred to the Trustee, as trustee of the Trust for the exclusive benefit of the Beneficiary. The Trust shall name a Beneficiary if one does not already exist, within five days of the discovery of any designation of any Excess Shares; provided, however, that the failure to so name a Beneficiary shall not affect the designation of Shares as Excess Shares or the transfer thereof to the Trustee. Excess Shares so held in trust shall be issued and outstanding stock of the Corporation. The Purported Record Transferee shall have no rights in such Excess Shares except as provided in Section C.(5) of this Article XII.

  (2) Dividend Rights. Any dividends (whether taxable as a dividend, return of capital or otherwise) on Excess Shares shall be paid to the Trust for the benefit of the Beneficiary. Upon liquidation, dissolution or winding up, the Purported Record Transferee shall receive, for each Excess Share, the lesser of (a) the amount per share of any distribution made upon liquidation, dissolution or winding up or (b) the price paid by the Purported Record Transferee for the Excess Shares, or if the Purported Record Transferee did not give value for the Excess Shares, the Market Price of the Excess Shares on the day of the event causing the Excess Shares to be in held in trust. Any such dividend paid or distribution paid to the Purported Record Transferee in excess of the amount provided in the preceding sentence prior to the discovery by the Trust that the Shares with respect to which the dividend or distribution was made had been designated as Excess Shares shall be repaid, upon demand, to the Trust for the benefit of the Beneficiary.

  (3) Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of, or any distribution of the assets of, the Corporation, (a) subject to the preferential rights of the Preferred Shares, if any, as may be determined by the Board of Directors of the Corporation and the preferential rights of the Excess Preferred Shares, if any, each holder of Excess Common Shares shall be entitled to receive, ratably with each other holder of Common Shares and Excess Common Shares, that portion of the assets of the Corporation available for distribution to the holders of Common Shares or Excess Common Shares which bears the same relation to the total amount of such assets of the Corporation as the number of Excess Common Shares held by such holder bears to the total number of Common Shares and Excess Common Shares then outstanding, and (b) each holder of Excess Preferred Shares shall be entitled to receive that portion of the assets of the Corporation which a holder of the Preferred Shares that was exchanged for such Excess Preferred Shares would have been entitled to receive had such Preferred Shares remained outstanding. The Corporation, as holder of the

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Excess Shares in trust shall distribute ratably to the Beneficiaries of the
Trust, when determined, any such assets received in respect of the Excess Shares in any liquidation, dissolution or winding up of, or any distribution of the assets of the Corporation.

  (4) Voting Rights. The Trustee shall be entitled to vote the Excess Shares on behalf of the Beneficiary on any matter. Subject to Delaware law, any vote cast by a Purported Record Transferee with respect to the Excess Shares prior to the discovery by the Corporation that the Excess Shares were held in trust will be rescinded ab initio; provided, however, that if the Corporation has already taken irreversible action with respect to a merger, reorganization, sale of all or substantially all of the assets, dissolution of the Corporation or other action by the Corporation, then the vote cast by the Purported Record Transferee shall not be rescinded. The owner of the Excess Shares will be deemed to have given an irrevocable proxy to the Trustee to vote the Excess Shares for the benefit of the Beneficiary.

  Notwithstanding the provisions of this Article XII, until the Corporation has received notification that Excess Shares have been transferred into a Trust, the Corporation shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

  (5) Restrictions on Transfer. Excess Shares shall be transferable only as provided in this Section C.(5) of Article XII. At the direction of the Board of Directors, the Trustee shall transfer the Shares held in the Trust to a Person or Persons whose ownership of such Shares will not violate the Ownership Limit. If such a transfer is made to such a Person or Persons, the interest of the Beneficiary shall terminate and proceeds of the sale shall be payable to the Purported Record Transferee and to the Beneficiary. The Purported Record Transferee shall receive the lesser of (a) the price paid by the Purported Record Transferee for the Shares or, if the Purported Record Transferee did not give value for the Shares, the Market Price of the Shares on the day of the event causing the Shares to be held in trust, or (b) the price received by the Trust from the sale or other disposition of the Shares. Any proceeds in excess of the amount payable to the Purported Record Transferee will be paid to the Beneficiary. The Trustee shall be under no obligation to obtain the highest possible price for the Excess Shares. Prior to any transfer of any Excess Shares by the Trustee, the Corporation must have waived in writing its purchase rights under Section C.(6) of this Article XII. It is expressly understood that the Purported Record Transferee may enforce the provisions of this Section against the Beneficiary.

  If any of the foregoing restrictions on transfer of Excess Shares is determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the Purported Record Transferee may be deemed, at the option of the Corporation, to have acted as an agent of the Corporation in acquiring such Excess Shares in trust and to hold such Excess Shares on behalf of the Corporation.

  (6) Purchase Right in Excess Shares. Excess Shares shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created such Excess Shares (or, in the case of a devise, gift or other transaction in which no value was given for such Excess Shares, the Market Price at the time of such devise, gift or other transaction) and (ii) the Market Price on the date the Corporation, or its designee accepts such offer (the "Redemption Price"). The Trust shall have the right to accept such offer for a period of ninety days after the later of (i) the date of the purported Transfer or other event which resulted in the designation of the Shares as Excess Shares and (ii) the date the Board of Directors determines in good faith that a purported Transfer or other event resulting in the designation of Excess Shares has occurred, if the Corporation does not receive a notice of any such Transfer pursuant to Section A.(5) of this Article XII. Unless the Board of Directors determines that it is in the interests of the Corporation to make earlier payments of all of the amounts determined as the Redemption Price per Share in accordance with the preceding sentence, the Redemption Price may be payable at the option of the Board of Directors at any time up to but not later than five years after the date the Corporation accepts the offer to purchase the Excess Shares. In no event shall the Corporation have an obligation to pay interest to the Purported Record Transferee.

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

  D. Severability. If any provision of this Article XII or any application of any such provision is determined to be invalid by any Federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.

  E. New York Stock Exchange Transactions. Nothing in this Article XII shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange. The fact that the settlement of any transaction occurs or takes place shall not negate the effect of any other provision of this Article XII and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article XII.

  F. Amendment of Article XII. This Article XII may not be amended, modified or repealed except by the affirmative vote of not less than two-thirds ( 2/3) of the votes entitled to be cast by the holders of all Shares of the Corporation entitled to vote generally in the election of Directors voting together as one class."

  FOURTH: The foregoing amendment has been duly adopted by the favorable vote of the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

  IN WITNESS WHEREOF, Vencor, Inc. has caused this certificate to be signed by
        , its         , on the      day of      , 1998.

                                          Vencor, Inc.

                                          By __________________________________
                                            Name:
                                            Title:

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